









BRINGING OUR VISION **HOME**

AIMCO CORPORATE CITIZENSHIP REPORT 2013



IN 2013, Aimco delivered solid results for our residents, shareholders, team members, and community partners. By managing a portfolio that increased in value each quarter, introducing innovative approaches to improved customer service, fostering a company culture that promotes collaboration, and redeveloping properties that promote economic development in communities across the country, Aimco made significant strides toward meeting our goal of being the nation's best owner and operator of apartment communities.

We have continued our strategy of improving Aimco's portfolio with high quality and distinctive apartment communities concentrated in superior locations.

A key component of Aimco's plan to add value is a robust redevelopment program. In 2013, Aimco was joined by community partners, business leaders, and elected officials to celebrate redevelopment projects in Miami Beach, San Mateo, CA, Venice, CA, and Chicago, and to break ground on new construction in Boston. Our efforts have been bolstered by the strong alliances formed with community partners who work with us on an ongoing basis to meet housing needs, create jobs, and stimulate economic development.

The cornerstone of our success is not only meeting, but exceeding the needs of our customers. Aimco residents can expect to live in an environment that is well-cared for and responsive to their lifestyles. As our mission states, our team strives to consistently provide quality apartment homes in a respectful environment delivered by a team of people who care. We have implemented convenient and time-saving self-service options for residents. Residents also enjoy amenities designed to support their active, healthy lifestyles such as smoke-free living, state-of-the-art fitness centers, pet-friendly environments, and ample outdoor gathering and recreation spaces. Our customers have a clear voice in how Aimco conducts business: thousands of satisfaction surveys are collected throughout the year to help us determine how best to meet resident needs.

Whether serving customers, making the day-to-day operations run smoothly, or proposing innovative ideas to move the company forward, Aimco's team members are the heart of our business. The team embraces our company's culture, which encourages a healthy work/life balance, accountability, collaboration, innovation, and outstanding service. The collegial spirit that exists at Aimco has helped us earn the designation of a 2013 Top Workplace in the state of Colorado, as recognized by the Denver Post.

Some of the most meaningful team collaborations within Aimco stem from our philanthropic program, Aimco Cares. The Aimco Cares national volunteer program addresses local needs through hundreds of service projects across the country where team members give of themselves to improve the quality of life for their neighbors and communities. Aimco Cares also partners with community non-profits to raise money for exceptional causes focusing on military families, children, and education.

Our strong record of accomplishment on all fronts would not be possible without a solid foundation of corporate governance, ethics and integrity exemplified by every team member and, especially, the Aimco Board of Directors. The outstanding leadership and commitment of our directors sets an example for the team and it is a privilege to work with them to oversee the Aimco business. Together, we have increased value for our shareholders, with an annualized 8 percent increase in the dividend.

This has been a year of delivering steady results, executing on our plans and honoring our commitment to outstanding corporate citizenship. As you read through this year's report, I hope you agree that we have truly brought our vision home.

Terry

TERRY CONSIDINE
Chairman and CEO
Apartment Investment and
Management Company



VISION

AIMCO'S VISION IS TO BE THE BEST OWNER AND OPERATOR OF APARTMENT COMMUNITIES, INSPIRED BY A TALENTED TEAM COMMITTED TO EXCEPTIONAL CUSTOMER SERVICE, STRONG FINANCIAL PERFORMANCE, AND OUTSTANDING CORPORATE CITIZENSHIP.

Aimco incorporated drought-tolerant, native landscaping at Pacific Bay Vistas in San Bruno, CA.

THE BEST OWNER AND OPERATOR

Aimco delivers on its commitment to be the best owner and operator in the industry by providing and maintaining high quality apartment homes, revitalizing neighborhoods, and stimulating economic development in communities across the country.

PROVIDING HOUSING AND JOBS

Aimco's vigorous redevelopment program continued to gain momentum and produce exciting results in 2013. Nearly doubling the capital investments in its properties, Aimco completed several key redevelopment projects, meeting housing demands and creating jobs.

In San Bruno, CA, Aimco was joined by City officials for the grand opening of Pacific Bay Vistas, a $121 million project bringing 308 upscale apartment homes to the Bay Area, and employing more than 300 area construction workers. An ideal location with views of the San Francisco Bay and the Pacific Ocean, the property also affords residents easy access to the region's job centers and transportation systems.

With the strong support of local government, business and labor leaders in Los Angeles, Aimco made significant progress on its multi-phase, $140 million redevelopment of Lincoln Place Apartments in Venice, CA. Listed on the National Register of Historic Places, the 35-acre site will include 45 buildings with 696 remodeled apartment homes and add 99 new apartment homes and amenities creating 700 jobs in the process.

In the thriving Chicago suburb of Elmhurst, Aimco completed new construction of 28 townhomes offering well-appointed living spaces and upscale services and features. Elm Creek Townhomes is located amidst natural beauty, yet close to employment centers and services.

In the City of Boston, Aimco is investing in a new, $190 million construction project providing a unique opportunity to add value to the community and the company. Upon completion of construction by a leading local developer, Aimco will own and operate 310 apartment homes at One Canal, a property near the Boston Garden and North End that will help revitalize the City's Bulfinch Triangle neighborhood, and serve as the northern anchor of the transformative Rose Kennedy Greenway project.

Additional renovation projects that moved forward this year were Aimco's Preserve at Marin, a major redevelopment of 126 apartment homes in the Town of Corte Madera, CA, upgrades to 2900 on First in Seattle, and remodeling of Park Towne Place in Philadelphia, which received a historic designation from the Pennsylvania Historical and Museum Commission.

STATS THAT INSPIRE

$194,000,000
INVESTED IN REDEVELOPMENT IN 2013

$182,000,000
TOTAL CAPITAL SPEND

ADDING VALUE TO THE PORTFOLIO

Aimco identifies opportunities for strategic investments in new properties that have the greatest potential to add value to its portfolio. Last year, the company acquired Ocean House on Prospect, a superbly situated property just two blocks from the ocean in La Jolla, CA, Park and 12th Apartments, a well-located, newly-built property in Midtown Atlanta on Piedmont Park, and Charlesbank Residences, a 44-apartment home community overlooking the Charles River in Watertown, MA. These selective acquisitions are in attractive, high-performing areas with expectations for solid revenue growth.

CONSERVING RESOURCES: MEASURES THAT MATTER (2006-2013)

407,000,000
GALLONS OF WATER SAVED THROUGH EFFICIENCY

1,960,000
THERMS OF NATURAL GAS CONSERVED

31,300
METRIC TONS OF GREENHOUSE GAS EMISSIONS ELIMINATED

35,542,000
KWH OF ELECTRICTY SAVED THROUGH EFFICIENT FIXTURES


TWIST
MATINEE
TODAY
NO MINIMUM
NO COVER CHARGE
AT BAR or TABLES







LINCOLN PLACE : Aimco's multi-year redevelopment at Lincoln Place in Venice, CA made progress in 2013, delivering 204 renovated apartment homes that combine mid-20th century features with contemporary amenities.

PACIFIC BAY VISTAS: San Bruno, CA Mayor Jim Ruane and City officials join the Aimco team at the official ribbon-cutting for the $121 million redevelopment of Pacific Bay Vistas.

PRESERVE AT MARIN: The $50 million renovation of Preserve at Marin is taking shape and is welcoming new residents to its 126 luxury apartment homes in the Town of Corte Madera, CA.

CHESTNUT HALL: Located in Philadelphia's vibrant University City District and home to young professionals and students, Chestnut Hall offers residents modern amenities and convenience along with the distinction of living in a unique, historic property. Chestnut Hall is one of several Aimco properties in the pipeline for future redevelopment, as part of the company's plan to reinvest in the portfolio.



MAINTAINING QUALITY

Aimco reinvests capital to ensure that its properties are comfortable and well-maintained living environments while utilizing sustainable management practices. In 2013, Aimco invested $168 million for capital improvements such as updating kitchens and bathrooms, revitalizing common areas, and enhancing exterior landscaping. With a dedicated energy conservation team, Aimco continues to seek opportunities to achieve greater efficiencies and preserve natural resources. Aimco has introduced lighting, HVAC and irrigation systems that yield positive environmental and economic results.

A STRONG PIPELINE FOR REDEVELOPMENT

Aimco maintains a deep pipeline of redevelopment projects, well-located in thriving markets. New renovation projects will soon launch in Philadelphia, Seattle, and Southern California. By redeveloping and repurposing existing buildings in excellent locations, Aimco realizes healthy returns for shareholders while preserving local infrastructure, and providing attractive, high quality apartment homes for residents across the country.

Ocean House on Prospect, a new property in Aimco's portfolio, is located in La Jolla, CA and just two blocks from the Pacific Ocean.

OPPOSITE PAGE: Boston Mayor Thomas M. Menino and Massachusetts Department of Transportation CEO and Secretary Richard Davey join Aimco's Chief Investment Officer John Bezzant, and financial and development partners to break ground for the development of One Canal, a $190 million, 12-story building, which will help revitalize Boston's historic Bulfinch Triangle neighborhood.



Elmhurst Assistant City Manager Michael Kopp, Aimco Senior Director of Development Richard Hawthorne, Elmhurst Chamber of Commerce Membership Director Kevin O'Keeffe, and Chamber President and CEO John Quigley gathered to cut the ribbon for the official opening of 28 two- and three-bedroom luxury townhomes adjacent to Aimco's Elm Creek Apartments, and just 17 miles from downtown Chicago.



SHINING A LIGHT ON EFFICIENCY

At 3400 Avenue of the Arts, in Costa Mesa, CA, the Aimco Energy Conservation Team has launched an initiative to replace 3,500 lighting fixtures with LED equivalents. This energy smart, cost- effective upgrade will significantly reduce maintenance time, with bulbs and fixtures having a much longer life, resulting in a return on investment of nearly 15 percent. Residents and team members benefit from brighter lights with greater coverage as they enjoy the property's features at night.

GROWTH



"THANKS TO INVESTMENTS LIKE THE ONE CANAL PROJECT, BULFINCH TRIANGLE HAS GROWN INTO A TRULY VIBRANT NEIGHBORHOOD. SIGNS OF THE TRANSFORMATION ARE CLEARLY VISIBLE AS NEW RESIDENTS, BUSINESSES, AND EMPLOYEES ARE ALREADY MOVING IN."

—BOSTON MAYOR THOMAS M. MENINO

A TEAM
THAT INSPIRES

Aimco's collaborative, performance-oriented culture engages teammates and fosters strong results.

The women and men who build their careers at Aimco embrace the values of integrity, respect, collaboration, customer focus, and performance — creating an environment of success and producing positive results for our residents, shareholders and communities.

PROMOTING TEAM CULTURE

The introduction and adoption of Aimco's cultural pillars was a significant highlight of 2013. Developed by more than one-hundred team members from across the country, the building blocks of living with gusto, taking ownership, valuing relationships, creating moments that matter, and driving innovation and change, shape and motivate the daily interactions of the Aimco team.

Erin Sheppard, a field training manager, embraces the Aimco cultural pillar, "We Live With Gusto," which speaks to team member enthusiasm, motivation, career growth, lifestyle, and celebrating success.


WE
IVE WITH
GUSTO

CREATING A CAREER PATH

Aimco's performance culture recognizes and supports team members along their career path by promoting from within and offering a myriad of job training opportunities. Aimco cultivates internal talent and places a premium on helping team members identify the job that best matches their skills. In 2013, nearly 70 percent of open management positions were filled from within, a testament to Aimco's strong bench, and the potential for internal mobility. To help team members achieve success, and prepare for greater job responsibilities, Aimco offers extensive training: this past year, team members completed 30,000 online learnings, classroom trainings, and webinars, including more than 550 leadership training sessions.

INVESTING IN OUR TEAM

Aimco encourages team members to maintain balanced, healthy lifestyles and urges "Living with Gusto," which puts a premium on enjoying the time during, and outside of, working hours. To foster a fun, collegial atmosphere, the company-sponsored AimcoLive! program offers cultural, sports, and informal social events away from the office. AimcoLive! activities take place throughout the year in multiple locations across the country, making it convenient for team members to participate, while building relationships and camaraderie. Aimco not only invests in team members, but also in their families. Aimco offers several programs to help team members and family members succeed. The Aimco Cares Scholarship program for children of team members has awarded 457 college scholarships since it began eight years ago. For full-time team members interested in pursuing career-related courses, Aimco provides tuition reimbursement. The Aimco Cares 4U program provides short-term financial assistance to lend a hand to team members and their families in times of crisis. For team members called to active duty, Aimco is fully supportive, continuing full pay and benefits without interruption during their time of military service.

"It's so empowering and inspiring to know that you come to work every day in an environment of trust and respect."

—STEVEN SAYLORS,
GENERAL MANAGER, PALAZZO EAST,
LOS ANGELES, CA


AIMCO'S
CULTURE:
• Live with Gusto
• Own It
• Value Relationships
• Create Moments That Matter
• Drive Innovation and Change

Aimco hosts national webcasts and company-wide, quarterly conference calls to promote team interaction, foster collaboration, and build relationships.



STATS THAT
INSPIRE

84.7%
RECORD TEAM ENGAGEMENT IN 2013

68%
OF OPEN MANAGEMENT POSITIONS FILLED INTERNALLY

RECOGNIZED FOR EXCELLENCE


TOP
WORK
PLACES
2013
The Denver Post
denverpost.com

Aimco earned a Top Workplace designation from *The Denver Post* in 2013, benchmarked against other companies. In a comprehensive survey of team members, the company received high marks for workplace culture, leadership, community involvement and promoting a healthy work/life balance.



Aimco's Operations Team members and company leaders from across the country gathered in California for a strategic planning meeting which included focused discussions on enhancing resident satisfaction.

ACTION


Aimco

The Ronald McDonald House holds a special place in the hearts of Aimco team members who volunteer regularly to prepare and serve meals to families dealing with serious medical issues.


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AIMCO **CARES**

Aimco lives its value of giving back through its philanthropic program, Aimco Cares. Every Aimco team member receives 10 paid hours of time each year to volunteer in the community. Aimco Cares teams across the country get involved in a broad spectrum of projects to benefit local non-profits. Whether building trails in a local park, serving meals at a shelter, working at a local food bank, or uplifting the spirits of children undergoing medical treatment, team members give of themselves in ways meaningful to them while improving communities. During two, team-designated, national weeks of community service and throughout 2013, team members participated in 133 separate Aimco Cares events.

1) TENNYSON CENTER: Team members volunteered at the Tennyson Center for abused and neglected children during one of two national Aimco Cares Community Service Weeks.

2) PHILADELPHIA: Aimco Philadelphia team members partnered with leaders of the University City District to clean a vacant lot and help improve the appearance of a local neighborhood.

3) FOOD BANK: The Food Bank of the Rockies welcomes the hard work of Aimco volunteers who sort and pack food donations in its warehouse.

4) BOSTON: An Aimco Cares team from Boston frequently gives back by serving meals to residents of Rosie's Place, a shelter for homeless women.

5) SERVICE DOGS: Some team members used their Aimco Cares hours helping Freedom Service Dogs of America, an organization that rescues shelter dogs and trains them to provide assistance to persons with disabilities.

6) PROJECT SANCTUARY: Aimco Chief Administrative Officer Miles Cortez is joined by a team of Aimco volunteers to present a check for $160,000 to Heather Ehle, Executive Director of Project Sanctuary, an organization that helps military families reconnect and adapt after overseas duty.

7) MS BIKE RACE – RIDING FOR A CURE: Under the leadership of Patti Fielding, Aimco's Executive Vice President of Debt and Treasury, Aimco partners each year with the MS Society of Colorado and Wyoming. The MS 150 benefits individuals living with the life-altering disease. Since 2008, nearly 200 Aimco team members have completed the 150-mile course, and raised close to $214,000.

EXCEPTIONAL SERVICE IS OUR COMMITMENT

With a mission to consistently provide quality apartment homes in a respectful environment delivered by a team of people who care, Aimco strives to be the best owner and operator of apartment communities. The team delivers on this promise each day, responding to the needs of residents, and creating moments that matter – exceptional service beyond expectations.

A HEALTHY HOME

From the moment residents arrive at an Aimco apartment community, they can expect a high quality, healthy living environment. Nearly 70 percent of Aimco's market-rate properties are now smoke-free. Fitness centers, with state-of-the-art cardio equipment, weights, and swimming pools appeal to residents looking for convenient, onsite, workout opportunities. By installing durable, easy-to-maintain, and allergen free materials such as simulated wood flooring — now in 16,600 apartment homes — Aimco has further enhanced the day-to-day living experience for residents. And with 184 pet-friendly apartment communities, Aimco adds another reason for residents to feel at home.

SERVING RESIDENTS 24/7

Understanding that time is at a premium for residents, Aimco offers an exclusive resident portal where customers can complete business transactions on their own timetable. Customers can view their accounts, pay rent, and set up automatic payments online and on their schedule. Renewing a lease and submitting and tracking service requests are other functions just a few keyboard clicks away, 24/7. Online, self-service options make doing business easy and convenient. However, there is no substitute for building relationships with residents, and one-on-one interactions with professional team members who are dedicated to delivering a positive resident experience. The Aimco community teams seek opportunities to go above and beyond to solve problems and provide outstanding customer service. Aimco measures resident satisfaction on an ongoing basis through a series of surveys. Aimco consistently receives favorable ratings in the areas of apartment home cleanliness and responsiveness of the maintenance team. Survey results are shared with each member of the Operations Team, with the goals of continuous improvement and exceeding expectations.

At Pacific Bay Vistas, the new 4,600 square foot fitness center offers residents an indoor salt water lap pool, an expansive fitness room with state-of-the-art Techno-gym equipment, and an indoor lounge area with Wi-Fi access. Aimco continues to upgrade fitness centers across its portfolio to better serve residents looking for modern amenities and convenience.



STATS THAT **INSPIRE**

24 MONTHS
AVERAGE LENGTH OF STAY IN AN AIMCO APARTMENT HOME

"I wanted to personally acknowledge you and thank you for the way you have handled my daughter's rental process. You have exceeded our expectations and it's very comforting for a parent to know that the building is being managed by such a caring and thoughtful team. We appreciate all that you do to make her apartment feel like a home."

—PARENT OF A RESIDENT AT THE STERLING APARTMENT HOMES, PHILADELPHIA

TO BETTER MEET THE LIFESTYLE NEEDS OF RESIDENTS, THE MAJORITY OF AIMCO APARTMENT COMMUNITIES ARE PET-FRIENDLY, WELCOMING FOUR-LEGGED COMPANIONS, AND OFTEN PROVIDING ONSITE DOG PARKS.


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LIFESTYLE



TARGET **MARKETS**

- Southern California
- Northern California/Bay Area
- Seattle
- Washington, D.C.
- Philadelphia
- Boston
- New York
- Southeast Florida
- Sunbelt (Denver, Phoenix, Atlanta)
- Chicago

PRESENCE

AIMCO MAINTAINS A STRONG PRESENCE IN CALIFORNIA PROVIDING NEARLY 8,000 APARTMENT HOMES



HEALTH SPA

STRONG FINANCIAL PERFORMANCE

As responsible stewards of real estate, accountable to shareholders, and committed to outstanding corporate citizenship, Aimco conducts its business with integrity, and in accordance with the highest ethical standards.

DELIVERING RESULTS TO SHAREHOLDERS

Aimco's strategic financial decisions are defined by the objective of creating value for shareholders. In 2013, Aimco delivered strong results with a 26 percent increase in dividends per share, a 14 percent year-over-year gain in adjusted funds from operations, and an 8 percent increase in average revenues per apartment home. Aimco's overall profitability continues to be strengthened by the team's efforts to lower financial leverage and exercise cost discipline.

Burke Shire Commons in Virginia offers residents a newly renovated clubhouse, fitness center and fresh landscaping.

LEADING WITH INTEGRITY

Aimco's experienced and respected Board of Directors exemplifies the leadership principles demonstrated by the entire Aimco team: collaboration, ethical decision making, and accountability. As for Aimco's management, the Executive Committee, Investment Committee, and Senior Leadership Team foster an atmosphere that is dedicated to Aimco's core values, and reflective of Aimco's culture. The cross-departmental Corporate Citizenship Council coordinates yearly goals for the Aimco team focusing on the areas of corporate governance, outstanding resident service, environmental stewardship, engagement of stakeholders and shareholders, and cultivating community partnerships.

ADHERING TO THE CODE

Aimco's corporate philosophy and practices are founded upon a strict code of ethics. Each and every team member within the company must observe these principles, and perform their jobs with honesty, integrity and accountability. Aimco conducts its business in accordance with all applicable laws, rules and regulations – requiring that all team members certify compliance with government regulations and industry standards, including focused coursework in the areas of Fair Housing, Fair Labor Standards, REIT requirements and Business Conduct and Ethics.




CONTINUING STRENGTH:
EARNINGS AND DIVIDEND GROWTH
260
240
220
200
180
160
140
120
100
2010
2011
2012
2013
+140%
+53%
+35%
FFO per share
AFFO per share
Dividend per share


Leasing Center
8%
AVERAGE REVENUE
PER APARTMENT HOME
INCREASE IN 2013

AIMCO BOARD OF DIRECTORS

Terry Considine
Founder, Chairman of the Board and CEO

James N. Bailey
Chairman, Nominating and Corporate Governance Committee; Co-Founder, Senior Managing Director and Treasurer, Cambridge Associates, LLC

Thomas L. Keltner
Chairman, Compensation and Human Resources Committee; Served as Executive Vice President and CEO, Americas and Global Brands, Hilton Hotels Corporation

J. Landis Martin
Lead Independent Director; Founder and Managing Director, Platte River Equity, LLC; Served as CEO of four NYSE companies

Robert A. Miller
Chairman, Redevelopment and Construction Committee; Served as Executive Vice President and Chief Operating Officer, International of Marriott Vacations Worldwide Corporation; Co-Founder and President of American Resorts, which was sold to Marriott International, Inc. to form its timeshare division and now spun off as a NYSE-listed company

Kathleen M. Nelson
Founder and President, KMN Associates, LLC and Co-Founder and Managing Principal of Bay Hallow Associates, LLC; Served as managing director/group leader and chief administrative officer for TIAA-CREF's mortgage and real estate division

Michael A. Stein
Chairman, Audit Committee; Served as CFO of ICOS Corporation, Nordstrom, Inc. and Marriott International, Inc.

CORPORATE **CITIZENSHIP**

Aimco values relationships and works closely with non-profit, government, and industry partners to address local needs for the benefit of residents and the cities they call home.

Team members embrace the ideals of corporate citizenship and take an active role in bettering their communities.

MEETING COMMUNITY NEEDS

From Miami to Los Angeles, the Aimco team welcomes opportunities to contribute to the success of local initiatives that support economic development and community well-being. In Miami Beach, Aimco demonstrated its support for the City's goal of providing a public promenade to showcase the beauty of Biscayne Bay. Aimco stepped forward to construct a 1/3 mile section of the Baywalk, adjacent to the Flamingo South Beach Apartments. The new section provides citizens with greater connectivity around the Bay and offers Aimco residents access to nearby South Beach amenities and services.



Miami Beach Commissioner Michael Gongora, City Manager Jimmy L. Morales, and Aimco Senior Vice President Patti Shwayder walk along a new, 1/3 mile stretch of the Baywalk constructed by Aimco adjacent to The Flamingo South Beach Apartments. The project signifies a new partnership between Aimco and the City to connect South Beach residents to city attractions and amenities.



The Aimco D.C. team presents a check to TAPS for $160,000 in proceeds from the Aimco Cares Charity Golf Classic. Aimco cherishes its partnerships with military organizations that support our country's men and women in uniform, and their families. With this year's contribution, Aimco has donated well over $600,000 to Tragedy Assistance Program for Survivors in the last six years.

In Los Angeles, Aimco continues its strong partnership with area business leaders and elected officials through its involvement in the Los Angeles Business Council. Aimco serves annually as a sponsor of the Mayor's Housing, Transportation and Jobs Summit. The company also presents the annual Aimco Housing Impact Award, this year given to California Secretary of Housing and Community Development Anna Caballero in honor of her role in promoting housing and economic sustainability.

Aimco's collaborations with city officials and the arts community in Philadelphia continued to produce positive results. With Park Towne Place Apartments located along the Benjamin Franklin Parkway, and close to the City's arts and cultural attractions, Aimco has taken an active role working as a member of the Parkway Council Board of Directors, and partnering with arts organizations such as the Association for Public Art, and Pennsylvania Academy for the Arts to host exhibits. In collaboration with the

AIMCO CARES OPPORTUNITY FUND: SCHOLARSHIPS FOR STUDENTS IN AFFORDABLE HOUSING



AISHA FAROOQ
Studying business and pre-med at the University of Mary Washington in Fredericksburg, Virginia



ALICIA RODRIQUEZ
Earning a degree in sociology with a social work minor at Texas State University



YU-XI CHEN
A recent Aimco resident majoring in electrical engineering at the University of Maryland

"Aimco Cares has been pivotal to the growth and success of the National Leased Housing Association's Education Fund. The Fund has provided education scholarships to more than 200 low income students over the past five years, due in large part to the support of Aimco and our ongoing partnership."
—DENISE MUHA, EXECUTIVE DIRECTOR, NATIONAL LEASED HOUSING ASSOCIATION

Philadelphia Department of Parks and Recreation, Aimco funded a conceptual plan to make the three-acre park adjacent to Park Towne Place an attractive gathering place for residents and the public.

SUPPORTING GOOD WORKS

The annual Aimco Cares Charity golf classic marked its 10th anniversary in 2013, and the results were worth celebrating. Through the generosity of its sponsors, the tournament exceeded its goal, raising $560,000 for philanthropic causes. Benefiting from the proceeds were the Tragedy Assistance Program for Survivors, Project Sanctuary, and the Aimco Opportunity Scholarship which provides scholarships for students in affordable housing and is administered by the National Leased Housing Association's Education Fund.

ENGAGING INDUSTRY PARTNERS

Aimco actively participates and takes on leadership roles in industry groups across the country, including the National Association of Real Estate Investment Trusts, National Multi Housing Council, National Leased Housing Association, National Affordable Housing Management Association, and the Real Estate Roundtable.


DEDICATED TO GIVING:
AIMCO CARES CHARITY GOLF CLASSIC
$2.6 MILLION
TOTAL CONTRIBUTIONS
OVER 10 YEARS

Celebrating its 10th anniversary, the Aimco Cares Charity Golf Classic set another record in 2013, surpassing its half million fundraising goal by a wide margin. Funds raised in the tournament come from the generous contributions of corporate sponsors nationwide.

Aimco
• APARTMENT HOMES •

4582 S. ULSTER STREET, SUITE 1100
DENVER, COLORADO 80237
WWW.AIMCO.COM

Aimco
• APARTMENT HOMES •

4582 SOUTH ULSTER STREET, SUITE 1100
DENVER, COLORADO 80237

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On April 29, 2014

You are cordially invited to attend the 2014 Annual Meeting of Stockholders (the "Meeting") of APARTMENT INVESTMENT AND MANAGEMENT COMPANY ("Aimco" or the "Company") to be held on Tuesday, April 29, 2014, at 8:30 a.m. at Aimco's corporate headquarters, 4582 South Ulster Street, Suite 1100, Denver, CO 80237, for the following purposes:

1. To elect seven directors, for a term of one year each, until the next Annual Meeting of Stockholders and until their successors are elected and qualify;

2. To ratify the selection of Ernst & Young LLP, to serve as independent registered public accounting firm for the Company for the fiscal year ending December 31, 2014;

3. To conduct an advisory vote on executive compensation; and

4. To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Only stockholders of record at the close of business on February 21, 2014, will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof.

We are again pleased to take advantage of Securities and Exchange Commission ("SEC") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Meeting.

On or about March 10, 2014, we intend to mail our stockholders a notice containing instructions on how to access our 2014 proxy statement (the "Proxy Statement"), Annual Report on Form 10-K for the year ended December 31, 2013, and 2013 Corporate Citizenship Report and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery. If you received your annual materials via email, the email contains voting instructions and links to these documents on the Internet.

WHETHER OR NOT YOU EXPECT TO BE AT THE MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED.

BY ORDER OF THE BOARD OF DIRECTORS

Lisa R. Cohn
Secretary

March 3, 2014

Important Notice Regarding the Availability of Proxy Materials for Aimco's Annual Meeting of Stockholders to be held on April 29, 2014.

This Proxy Statement, Aimco's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and 2013 Corporate Citizenship Report are available free of charge at the following website: www.edocumentview.com/aiv.

Table of Contents

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
4582 SOUTH ULSTER STREET, SUITE 1100
DENVER, COLORADO 80237

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 29, 2014

The Board of Directors (the "Board") of Apartment Investment and Management Company ("Aimco" or the "Company") has made these proxy materials available to you on the Internet, or, upon your request, has delivered printed versions of these materials to you by mail. We are furnishing this Proxy Statement in connection with the solicitation by our Board of proxies to be voted at our 2014 Annual Meeting (the "Meeting"). The Meeting will be held on Tuesday, April 29, 2014, at 8:30 a.m. at Aimco's corporate headquarters located at 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, and at any and all adjournments or postponements thereof.

Pursuant to rules adopted by the SEC, we are providing access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to each stockholder entitled to vote at the Meeting. The mailing of such Notice is scheduled to begin on or about March 10, 2014. All stockholders will have the ability to access the proxy materials over the Internet and request to receive a printed copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, the Notice includes instructions on how stockholders may request proxy materials in printed form by mail or electronically by email on an ongoing basis.

This solicitation is made by mail on behalf of Aimco's Board. Costs of the solicitation will be borne by Aimco. Further solicitation of proxies may be made by telephone, fax or personal interview by the directors, officers and employees of the Company and its affiliates, who will not receive additional compensation for the solicitation. The Company has retained the services of Eagle Rock Proxy Advisors, for an estimated fee of $3,500, plus out-of-pocket expenses, to assist in the solicitation of proxies from brokerage houses, banks, and other custodians or nominees holding stock in their names for others. The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to stockholders.

Holders of record of the Class A Common Stock of the Company ("Common Stock") as of the close of business on the record date, February 21, 2014 (the "Record Date"), are entitled to receive notice of, and to vote at, the Meeting. Each share of Common Stock entitles the holder to one vote. At the close of business on the Record Date, there were 146,099,061 shares of Common Stock issued and outstanding.

Whether you are a "stockholder of record" or hold your shares through a broker or nominee (*i.e.*, in "street name") you may direct your vote without attending the Meeting in person.

If you are a stockholder of record, you may vote via the Internet by following the instructions in the Notice. If you request printed copies of the proxy materials by mail, you may also vote by signing and submitting your proxy card and returning by mail or by submitting your vote by telephone. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

If you are the beneficial owner of shares held in street name, you may be eligible to vote your shares electronically over the Internet or by telephone by following the instructions in the Notice. If you request printed copies of the proxy materials by mail, you may also vote by signing the voter instruction card provided by your bank or broker and returning it by mail. If you provide specific voting instructions by mail, telephone or the Internet, your shares will be voted by your broker or nominee as you have directed.

The persons named as proxies are officers of Aimco. All proxies properly submitted in time to be counted at the Meeting will be voted in accordance with the instructions contained therein. If you submit your proxy without voting instructions, your shares will be voted in accordance with the recommendations of the Board. Proxies may be revoked at any time before voting by filing a notice of revocation with the Corporate Secretary of the Company, by filing a later dated proxy with the Corporate Secretary of the Company or by voting in person at the Meeting.

You are entitled to attend the Meeting only if you were an Aimco stockholder or joint holder as of the Record Date or you hold a valid proxy for the Meeting. If you are not a stockholder of record but hold shares in street name, you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to February 21, 2014, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership.

The principal executive offices of the Company are located at 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237.

PROPOSAL 1:

ELECTION OF DIRECTORS

Pursuant to Aimco's Articles of Restatement (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), directors are elected at each annual meeting of stockholders and hold office for one year, and until their successors are duly elected and qualify. Aimco's Bylaws currently authorize a Board consisting of not fewer than three nor more than nine persons. The Board currently consists of seven directors.

The nominees for election to the Board selected by the Nominating and Corporate Governance Committee of the Board and proposed by the Board to be voted upon at the Meeting are:

James N. Bailey	Robert A. Miller
Terry Considine	Kathleen M. Nelson
Thomas L. Keltner	Michael A. Stein
J. Landis Martin	

Messrs. Bailey, Considine, Keltner, Martin, Miller, and Stein and Ms. Nelson were elected to the Board at the last Annual Meeting of Stockholders. Messrs. Bailey, Keltner, Martin, Miller, and Stein and Ms. Nelson are not employed by, or affiliated with, Aimco, other than by virtue of serving as directors of Aimco. Unless authority to vote for the election of directors has been specifically withheld, the persons named in the accompanying proxy intend to vote for the election of Messrs. Bailey, Considine, Keltner, Martin, Miller, and Stein and Ms. Nelson to hold office as directors for a term of one year until their successors are elected and qualify at the next Annual Meeting of Stockholders. All nominees have advised the Board that they are able and willing to serve as directors.

If any nominee becomes unavailable for any reason (which is not anticipated), the shares represented by the proxies may be voted for such other person or persons as may be determined by the holders of the proxies (unless a proxy contains instructions to the contrary). In no event will the proxy be voted for more than seven nominees.

In an uncontested election at the meeting of stockholders, any nominee to serve as a director of the Company will be elected if the director receives a vote of the majority of votes cast, which means that the number of shares voted "for" a director exceeds the number of votes "against" that director. With respect to a contested election, a plurality of all the votes cast at the meeting of stockholders will be sufficient to elect a director. If a nominee who currently is serving as a director receives a greater number of "against" votes for his or her election than votes "for" such election (a "Majority Against Vote") in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under Aimco's Bylaws, any nominee for election as a director in an uncontested election who receives a Majority Against Vote is obligated to tender his or her resignation to the Nominating and Corporate Governance Committee of the Board for consideration. The Nominating and Corporate Governance Committee will consider any resignation and recommend to the Board whether to accept it. The Board is required to take action with respect to the Nominating and Corporate Governance Committee's recommendation.

Brokers holding shares of record for customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. If you are a beneficial owner of shares and do not provide your broker, as stockholder of record, with voting instructions, your broker has the authority under applicable stock market rules to vote those shares for or against "routine" matters at its discretion. Where a matter is not considered routine, including the election of the board of directors, shares held by your broker will not be voted (a "broker non-vote") absent specific instruction from you, which means your shares may go unvoted and not affect the outcome if you do not specify a vote.

For purposes of the election of directors, abstentions or broker non-votes as to the election of directors will not be counted as votes cast and will have no effect on the result of the vote. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted FOR the election of the seven nominees named above as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE SEVEN NOMINEES.

PROPOSAL 2:

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Ernst & Young LLP, the Company's independent registered public accounting firm for the year ended December 31, 2013, was selected by the Audit Committee to act in the same capacity for the fiscal year ending December 31, 2014, subject to ratification by Aimco's stockholders. The aggregate fees billed for services rendered by Ernst & Young LLP during the years ended December 31, 2013 and 2012, are described below under the heading "Principal Accountant Fees and Services."

Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The affirmative vote of a majority of the votes cast regarding the proposal is required to ratify the selection of Ernst & Young LLP. Abstentions or broker non-votes will not be counted as votes cast and will have no effect on the result of the vote on the proposal. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted "for" the proposal to ratify the selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.

PROPOSAL 3:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Aimco's proxy statement for the 2011 annual meeting of stockholders contained a proposal for stockholders to indicate whether they would prefer that we conduct advisory votes on executive compensation once every one, two, or three years. The Board recommended that stockholders vote "for" an annual advisory vote on executive compensation, as it would allow our stockholders to provide timely, direct input on the Company's executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. A majority of stockholders voted "for" an annual advisory vote on executive compensation. Accordingly, the Board decided it will include an advisory vote on executive compensation at each annual meeting of stockholders until the next required advisory vote on frequency of stockholder votes on executive compensation, which will occur no later than the 2017 annual meeting of stockholders.

As described in detail under the heading "*Compensation Discussion & Analysis,*" we seek to closely align the interests of our named executive officers with the interests of our stockholders. Our compensation programs are designed to reward our named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return ("TSR"), while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

Highlights of the program include the following:

- Members of the Compensation and Human Resources Committee (the "Committee") are independent directors. The Committee has established a thorough process for the review and approval of Aimco's executive compensation program, including amounts awarded to executive officers. The Committee engaged and received advice from an independent, third-party compensation consultant. The Committee selected a peer group of companies for the purpose of comparing Aimco's compensation for executive officers.
- Aimco sets target total cash compensation and target total compensation near the median of corresponding targets among the peer group. Consistent with Aimco's "pay for performance" philosophy, actual compensation is based on Aimco's results and individual performance.
- Other than with respect to one individual in connection with a promotion, none of our named executive officers received a salary increase for 2013.
- Aimco has a pay for performance philosophy, and as such Mr. Considine's total compensation is highly variable from year to year, determined by Aimco's results. Mr. Considine's total compensation has fluctuated in the last ten years from a low of $2.6 million to a high of $5.14 million, with an average of $4.06 million, and in some years was comprised of little or no cash compensation.
- Aimco's compensation programs, which, among other things, include caps on cash compensation, shared performance metrics across the organization, multiple performance metrics, the use of long-term incentive compensation that is based in part on TSR, and stock ownership guidelines with required holding periods after vesting, are aligned with the long-term interests of the Company.
- Aimco does not provide any perquisites or change in control benefits to the named executive officers that are not available to other employees.
- Aimco does not maintain or contribute to any defined benefit pension, supplemental pension plan or nonqualified deferred compensation plan for its executive officers.
- Aimco does not maintain any employment or severance agreements with its executive officers (other than for Mr. Considine).
- Aimco had a solid year of performance in 2013 and, as a result, executive officers were awarded annual incentive compensation slightly higher than target amounts. However, Aimco's one-year and three-year TSR both underperformed the MSCI US REIT Index ("REIT Index"). As a result, executive officers were awarded long-term incentive compensation amounts that were below target amounts. This, in turn, resulted in total actual compensation amounts for executive officers that were also below target amounts. Aimco's 2013 performance highlights include the following:
  - Adjusted Funds from Operations ("AFFO") per share was up 14%, and pro forma Funds from Operations ("FFO") per share was up 11%.
  - Aimco's conventional same-store net operating income ("NOI") was up 5.1% in 2013.
  - Aimco continued to improve its portfolio in 2013. Average monthly revenues per apartment home of $1,469 in Aimco's conventional portfolio in fourth quarter 2013 were 7.9% above those of fourth quarter 2012. This was the result of year-over-year revenue per apartment home growth of 3.5% and the sale of conventional apartment communities during 2012 and 2013 with average revenues per apartment home substantially lower than those of the retained portfolio and reinvestment of the proceeds in higher-rent apartment communities through redevelopment and acquisitions. During 2013, Aimco sold 16 conventional apartment communities with average monthly revenues per apartment home of $874, 40% below the average of Aimco's retained portfolio. Proceeds from these sales were reinvested in redevelopment and development projects, acquisitions, and property upgrades at an expected weighted average free cash flow internal rate of return approximately 300 basis points higher than the expected weighted average free cash flow internal rate of return of the apartment communities sold to fund them.

- Aimco's portfolio management activities are driven by "paired trades," where the projected risk-adjusted free cash flow internal rate of return of an investment is greater than that of the apartment community or apartment communities sold to fund the investment, enhancing portfolio quality. Aimco expects to continue to sell each year the lowest rated 5% to 10% of its portfolio and to invest the proceeds from such sales in redevelopment and acquisitions of higher quality apartment communities. From 2010 through 2013, Aimco increased its year-end conventional portfolio average revenue per apartment home at a compound annual growth rate of 8.4%. This rate of growth reflects the impact of market rent growth, but more significantly, the impact of portfolio management through apartment community sales, redevelopment and acquisitions.

- Aimco continued to simplify its business in 2013, lowering costs. Over the past three years, Aimco sold over 28,000 apartment homes, eliminating the related property management costs and capital replacement spending, and reinvested sales proceeds in fewer apartment homes with higher rents, higher margins, and greater expected growth. The wind down of Aimco's affordable portfolio continued, with the reduction from 228 apartment communities three years ago to 74 apartment communities at the end of 2013.

- In 2013, Aimco's gross off-site costs were 8% lower than 2012, and 60% lower than 2008. These lower costs are primarily due to Aimco's strategy of simplifying its business and resulting adjustments in scale, as Aimco focuses on maintaining a geographically diversified portfolio of conventional apartment communities that average "B/B+" in quality. For example, at December 31, 2013, Aimco's real estate portfolio consisted of 236 owned apartment communities (162 conventional and 74 affordable) in which Aimco had an average ownership of 96%. At December 31, 2012, Aimco's real estate portfolio consisted of 265 owned apartment communities (175 conventional and 90 affordable) in which Aimco had an average ownership of 93%. At December 31, 2008, Aimco's owned real estate portfolio consisted of 599 apartment communities (310 conventional and 289 affordable) in which Aimco had an average ownership of 80%, and Aimco's fee-managed portfolio consisted of 393 apartment communities, for a total portfolio of 992 apartment communities.

- Over the past five years, the compound annual growth rate for Aimco's on-site costs was 0.5%. By comparison, over the same period, the compound annual growth rate for on-site costs for other apartment REITs was 1.4% on average, and the compound annual growth rate for the Consumer Price Index ("CPI") was 1.6%. For 2013, property operating expenses less insurance, taxes and utility expense were down 0.6% from 2012. Over the past five years, the compound annual growth rate for Aimco's property operating expenses before taxes, insurance, and utilities is below zero.

- Aimco continued to strengthen its balance sheet in 2013. Aimco improved its fourth quarter annualized ratio of debt and preferred stock to EBITDA from 7.7:1 in 2012 to 7.2:1 in 2013. Aimco's year-end unencumbered pool was $380 million. Aimco's recourse debt at December 31, 2013, was limited to its revolving credit facility, which Aimco uses for working capital and other short-term purposes, and to secure letters of credit. At year end, Aimco had outstanding borrowings on the revolving credit facility of $50.4 million and available capacity was $505.0 million, net of the outstanding borrowings and $44.6 million of undrawn letters of credit backed by the facility.

- Aimco's Board of Directors declared a cash dividend of $0.26 per share on its Class A Common Stock for the quarter ended December 31, 2013, which, on an annualized basis, is an 8% increase compared to the dividends paid during 2013. Aimco expects to pay quarterly dividends at the increased rate during 2014.

- Aimco's one-year and three-year TSRs both underperformed the REIT Index and the S&P 500 Total Return Index. However, Aimco's five-year TSR outperformed both the REIT Index and the S&P 500 Total Return Index. Aimco's one-year TSR for 2013 was higher than the average among apartment REITs, and Aimco's five-year TSR for 2013 was the second highest among apartment REITs.

- Aimco has supported a collaborative, respectful, and performance-oriented culture, recognizing this fosters superior performance. In 2013, Aimco achieved record scores for team engagement and was recognized by The Denver Post as one of the top places to work in Colorado.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The vote is advisory, which means that the vote is not binding on the Company, our Board or the Compensation and Human Resources Committee of the Board. However, we take the views of our stockholders seriously, and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, the Compensation and Human Resources Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

In order to be approved at the Meeting, Proposal 3 must receive the affirmative vote of a majority of the total votes cast at the Annual Meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on the outcome of the vote.

We are asking the Company's stockholders to approve, on an advisory basis, the following resolution: RESOLVED, that the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2014 Annual Meeting of Stockholders pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion & Analysis, the 2013 Summary Compensation Table and the other related tables and disclosure, is hereby APPROVED.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The executive officers of the Company and the nominees for election as directors of the Company, their ages, dates they were first elected an executive officer or director, and their positions with the Company or on the Board are set forth below.

Name	Age	First Elected	Position
Terry Considine	66	July 1994	Chairman of the Board and Chief Executive Officer
John E. Bezzant	51	January 2011	Executive Vice President and Chief Investment Officer
Lisa R. Cohn	45	December 2007	Executive Vice President, General Counsel and Secretary
Miles Cortez	70	August 2001	Executive Vice President and Chief Administrative Officer
Patti K. Fielding	50	February 2003	Executive Vice President and Treasurer
Ernest M. Freedman	43	November 2009	Executive Vice President and Chief Financial Officer
Keith M. Kimmel	42	January 2011	Executive Vice President, Property Operations
James N. Bailey	67	June 2000	Director, Chairman of the Nominating and Corporate Governance Committee
Thomas L. Keltner	67	April 2007	Director, Chairman of the Compensation and Human Resources Committee
J. Landis Martin	68	July 1994	Director, Lead Independent Director
Robert A. Miller	68	April 2007	Director, Chairman of the Redevelopment and Construction Committee
Kathleen M. Nelson	68	April 2010	Director
Michael A. Stein	64	October 2004	Director, Chairman of the Audit Committee

The following is a biographical summary of the current directors and executive officers of the Company.

Terry Considine. Mr. Considine has been Chairman of the Board and Chief Executive Officer since July 1994. Mr. Considine also serves on the board of directors of Intrepid Potash, Inc., a publicly held producer of potash, and, until its acquisition in early 2009, Mr. Considine served as Chairman of the Board and Chief Executive Officer of American Land Lease, Inc. Mr. Considine has over 40 years of experience in the real estate and other industries. Among other real estate ventures, in 1975, Mr. Considine founded and managed the predecessor companies that became Aimco at its initial public offering in 1994.

John E. Bezzant. Mr. Bezzant was appointed Executive Vice President and Chief Investment Officer in August 2013. Prior to that, he served as Executive Vice President, Transactions beginning in January 2011. He joined Aimco as Senior Vice President-Development in June 2006. Mr. Bezzant oversees capital investments, and is responsible for portfolio management, and disposition and acquisition activities along with redevelopment and construction services. Prior to joining the Company, Mr. Bezzant spent over 20 years with Prologis, Inc. and

Catellus Development Corporation in a variety of executive positions, including those with responsibility for transactions, fund management, asset management, leasing, and operations.

Lisa R. Cohn. Ms. Cohn was appointed Executive Vice President, General Counsel and Secretary in December 2007. In addition to serving as general counsel, Ms. Cohn has responsibility for insurance and risk management, human resources, compliance and asset quality and service. From January 2004 to December 2007, Ms. Cohn served as Senior Vice President and Assistant General Counsel. She joined Aimco in July 2002 as Vice President and Assistant General Counsel. Prior to joining the Company, Ms. Cohn was in private practice with the law firm of Hogan & Hartson LLP with a focus on public and private mergers and acquisitions, venture capital financing, securities and corporate governance.

Miles Cortez. Mr. Cortez was appointed Executive Vice President and Chief Administrative Officer in December 2007. He is responsible for administration, government relations, communications and special projects. Mr. Cortez joined Aimco in August 2001 as Executive Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Cortez was the senior partner of Cortez Macaulay Bernhardt & Schuetze LLC, a Denver, Colorado law firm, from December 1997 through September 2001. He served as president of the Colorado Bar Association from 1996 to 1997 and the Denver Bar Association from 1982 to 1983.

Patti K. Fielding. Ms. Fielding was appointed Executive Vice President, Securities and Debt in February 2003 and Treasurer in January 2005. She is responsible for debt financing and the treasury department and leads the investment committee. From January 2000 to February 2003, Ms. Fielding served as Senior Vice President, Securities and Debt. Ms. Fielding joined the Company as a Vice President in February 1997. Prior to joining the Company, Ms. Fielding was with Hanover Capital from 1996 to1997, and from 1993 to 1995 she was Vice Chairman, Senior Vice President and Co-Founder of CapSource Funding Corp. She was also a Group Vice President with Duff & Phelps Rating Company from 1987 to 1993 and a commercial real estate appraiser with American Appraisal for three years.

Ernest M. Freedman. Mr. Freedman was appointed Executive Vice President and Chief Financial Officer in November 2009. Mr. Freedman joined Aimco in 2007 as Senior Vice President of Financial Planning and Analysis and served as Senior Vice President of Finance from February 2009 to November 2009, responsible for financial planning, tax, accounting and related areas. From 2004 to 2007, Mr. Freedman served as Chief Financial Officer of HEI Hotels and Resorts. From 2000 to 2004, Mr. Freedman was at GE Real Estate in a number of capacities, including operations controller and finance manager for investments and acquisitions. From 1993 to 2000, Mr. Freedman was with Ernst & Young, LLP, including one year as a senior manager in the real estate practice. Mr. Freedman is a certified public accountant.

Keith M. Kimmel. Mr. Kimmel was appointed Executive Vice President of Property Operations in January 2011. From September 2008 to January 2011, Mr. Kimmel served as the Area Vice President of property operations for the western region. Prior to that, from March 2006 to September 2008, he served as the Regional Vice President of property operations for California. He joined Aimco in March of 2002 as a Regional Property Manager. Prior to joining Aimco, Mr. Kimmel was with Casden Properties from 1998 through 2002, and was responsible for the operation of the new construction and high-end product line. Mr. Kimmel began his career in the multi-family real estate business in 1992 as a leasing consultant and on-site manager.

James N. Bailey. Mr. Bailey was first elected as a Director of the Company in June 2000 and is currently Chairman of the Nominating and Corporate Governance Committee. He is also a member of the Audit, Compensation and Human Resources, and Redevelopment and Construction Committees. Mr. Bailey co-founded Cambridge Associates, LLC, an investment consulting firm, in 1973 and currently serves as its Senior Managing Director and Treasurer. He is also a co-founder, director and treasurer of The Plymouth Rock Company and a director of SRB Corporation, Inc., both of which are insurance companies and insurance company affiliates. Mr. Bailey also serves as Chairman of the Board and Manager of Knights Bridge Vineyards LLC and Chairman of the Board of Knights Bridge Winery LLC. Mr. Bailey is a member of the Massachusetts Bar and the American

Bar Associations. Mr. Bailey, a long-time entrepreneur, brings particular expertise to the Board in the areas of investment and financial planning, capital markets, evaluation of institutional real estate markets and managers of all property types.

Thomas L. Keltner. Mr. Keltner was first elected as a Director of the Company in April 2007 and is currently chairman of the Compensation and Human Resources Committee. He is also a member of the Audit, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Mr. Keltner served as Executive Vice President and Chief Executive Officer — Americas and Global Brands for Hilton Hotels Corporation from March 2007 through March 2008, which concluded the transition period following Hilton's acquisition by The Blackstone Group. Mr. Keltner joined Hilton Hotels Corporation in 1999 and served in various roles. Mr. Keltner has more than 20 years of experience in the areas of hotel development, acquisition, disposition, franchising and management. Prior to joining Hilton Hotels Corporation, from 1993 to 1999, Mr. Keltner served in several positions with Promus Hotel Corporation, including President, Brand Performance and Development. Before joining Promus Hotel Corporation, he served in various capacities with Holiday Inn Worldwide, Holiday Inns International and Holiday Inns, Inc. In addition, Mr. Keltner was President of Saudi Marriott Company, a division of Marriott Corporation, and was a management consultant with Cresap, McCormick and Paget, Inc. Mr. Keltner brings particular expertise to the Board in the areas of property operations, marketing, branding, development and customer service.

J. Landis Martin. Mr. Martin was first elected as a Director of the Company in July 1994 and serves as the Lead Independent Director. Mr. Martin is also a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance, and Redevelopment and Construction Committees. He is a former chairman of the Compensation and Human Resources Committee. Mr. Martin is the Founder and Managing Director of Platte River Equity LLC, a private equity firm. In November 2005, Mr. Martin retired as Chairman and CEO of Titanium Metals Corporation, a publicly held integrated producer of titanium metals, where he served since January 1994. Mr. Martin served as President and CEO of NL Industries, Inc., a publicly held manufacturer of titanium dioxide chemicals, from 1987 to 2003. Mr. Martin is also the non-executive chairman and a director of Crown Castle International Corporation, a publicly held wireless communications company. He is lead director of Halliburton Company, a publicly held provider of products and services to the energy industry, and Intrepid Potash, Inc., a publicly held producer of potash. As a former chief executive of four NYSE-listed companies, Mr. Martin brings particular expertise to the Board in the areas of operations, finance and governance.

Robert A. Miller. Mr. Miller was first elected as a Director of the Company in April 2007 and is currently Chairman of the Redevelopment and Construction Committee. Mr. Miller is also a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Miller served as Executive Vice President and Chief Operating Officer, International of Marriott Vacations Worldwide Corporation ("MVWC") from 2011 to 2012 when he retired from this position and serves as President of RAMCO Advisors LLC, an investment advisory and business consulting firm. Mr. Miller served as the President of Marriott Leisure from 1997 to November 2011 when Marriott International elected to spin-off its subsidiary entity, Marriott Ownership Resorts, Inc. by forming a new parent entity, MVWC, as a new publicly held company. Prior to his role as President of Marriott Leisure, from 1984 to 1988, Mr. Miller served as Executive Vice President & General Manager of Marriott Vacation Club International and then as its President from 1988 to 1997. In 1984, Mr. Miller and a partner sold their company, American Resorts, Inc., to Marriott. Mr. Miller co-founded American Resorts, Inc. in 1978, and it was the first business model to encompass all aspects of timeshare resort development, sales, management and operations. Prior to founding American Resorts, Inc., from 1972 to 1978, Mr. Miller was Chief Financial Officer of Fleetwing Corporation, a regional retail and wholesale petroleum company. Prior to joining Fleetwing, Mr. Miller served for five years as a staff accountant for Arthur Young & Company. Mr. Miller is past Chairman and currently a director of the American Resort Development Association ("ARDA") and currently serves as Chairman and director of the ARDA International Foundation. As a successful real estate entrepreneur and corporate executive, Mr. Miller brings particular expertise to the Board in the areas of operations, management, marketing, sales, and development, as well as finance and accounting.

Kathleen M. Nelson. Ms. Nelson was first elected as a Director of the Company in April 2010 and is currently a member of the Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Ms. Nelson has an extensive background in commercial real estate and financial services with over 40 years of experience including 36 years at TIAA-CREF. She held the position of Managing Director/Group Leader and Chief Administrative Officer for TIAA-CREF's mortgage and real estate division. Ms. Nelson developed and staffed TIAA's real estate research department. She retired from this position in December 2004 and founded and serves as president of KMN Associates LLC, a commercial real estate investment advisory and consulting firm. In 2009, Ms. Nelson co-founded and serves as Managing Principal of Bay Hollow Associates, LLC, a commercial real estate consulting firm, which provides counsel to institutional investors. Ms. Nelson served as the International Council of Shopping Centers' chairman for the 2003-04 term and has been an ICSC Trustee since 1991. She also is the chairman of the ICSC Audit Committee and is a member of various other committees. Ms. Nelson serves on the Board of Directors of CBL & Associates Properties, Inc., which is a publicly held REIT that develops and manages retail shopping properties. Ms. Nelson is also on the Board of Directors and a member of the Risk Committee of Dime Community Bankshares, Inc., a publicly traded bank holding company, based in Brooklyn, New York. She is a member of Castagna Realty Company Advisory Board and has served as an advisor to the Rand Institute Center for Terrorism Risk Management Policy and on the board of the Greater Jamaica Development Corporation. Ms. Nelson serves on the Advisory Board of the Beverly Willis Architectural Foundation and is a member of the Anglo American Real Property Institute. Ms. Nelson brings to the Board particular expertise in the areas of real estate finance and investment.

Michael A. Stein. Mr. Stein was first elected as a Director of the Company in October 2004 and is currently the Chairman of the Audit Committee. Mr. Stein is also a member of the Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. From January 2001 until its acquisition by Eli Lilly in January 2007, Mr. Stein served as Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company based in Bothell, Washington. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc. From 1989 to September 1998, Mr. Stein served in various capacities with Marriott International, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1998. Mr. Stein previously served on the Boards of Directors of Nautilus, Inc. and Getty Images, Inc. He presently serves on the Board of Directors of Providence Health & Services, a not-for-profit health system operating hospitals and other health care facilities across Alaska, Washington, Montana, Oregon and California. As the former audit committee chairman or audit committee member of two NYSE-listed companies, the former chief financial officer of two NYSE-listed companies and a former partner at Arthur Andersen, Mr. Stein brings particular expertise to the Board in the areas of corporate and real estate finance, and accounting and auditing for large and complex business operations.

CORPORATE GOVERNANCE MATTERS

Independence of Directors

The Board has determined that to be considered independent, an outside director may not have a direct or indirect material relationship with Aimco or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). A material relationship is one that impairs or inhibits, or has the potential to impair or inhibit, a director's exercise of critical and disinterested judgment on behalf of Aimco and its stockholders. In determining whether a material relationship exists, the Board considers all relevant facts and circumstances, including whether the director or a family member is a current or former employee of the Company, family member relationships, compensation, business relationships and payments, and charitable contributions between Aimco and an entity with which a director is affiliated (as an executive officer, partner or substantial stockholder). The Board consults with the Company's counsel to ensure that such determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent director," including but not limited to those categorical standards set forth in Section 303A.02 of the listing standards of the New York Stock Exchange as in effect from time to time.

Consistent with these considerations, the Board affirmatively has determined that Messrs. Bailey, Keltner, Martin, Miller, and Stein and Ms. Nelson are independent directors (collectively the "Independent Directors").

Meetings and Committees

The Board held four meetings during the year ended December 31, 2013. During 2013, there were four committees: Audit; Compensation and Human Resources; Nominating and Corporate Governance; and Redevelopment and Construction. During 2013, no director attended fewer than 75% of the total number of meetings of the Board, and, in fact, each director was present at all such meetings.

The Corporate Governance Guidelines, as described below, provide that the Company generally expects that the Chairman of the Board will attend all annual and special meetings of the stockholders. Other members of the Board are not required to attend such meetings. All of the members of the Board attended the Company's 2013 Annual Meeting of Stockholders, and the Company anticipates that all of the members of the Board will attend the Meeting this year.

Below is a table illustrating the current standing committee memberships and chairmen. Additional detail on each committee follows the table.

Director	Audit Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee	Redevelopment and Construction Committee
James N. Bailey	X	X	†	X
Terry Considine	—	—	—	—
Thomas L. Keltner . . .	X	†	X	X
J. Landis Martin*	X	X	X	X
Robert A. Miller	X	X	X	†
Kathleen M. Nelson . .	X	X	X	X
Michael A. Stein	†	X	X	X

X indicates a member of the committee

† indicates the committee chairman

* indicates lead independent director

Audit Committee

The Audit Committee currently consists of the six Independent Directors, and the Audit Committee Chairman is Mr. Stein. The Audit Committee makes determinations concerning the engagement of the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement (including the audit of the Company's financial statements and the Company's internal control over financial reporting), reviews the independence of the independent registered public accounting firm and considers the range of audit and non-audit fees. The Audit Committee also provides oversight for the Company's financial reporting process, internal control over financial reporting, the Company's internal audit function and, in conjunction with the Board, the Company's enterprise risk management processes. Areas involving risk that are reported on by management and considered by the Audit Committee, the other Board committees, or the Board, include: operations, liquidity, leverage, finance, financial statements, the financial reporting process, accounting, legal matters, regulatory compliance, and human resources.

The Audit Committee held five meetings during the year ended December 31, 2013. The Audit Committee has a written charter that is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary. As set forth in the Audit Committee's charter, no director may serve as a member of the Audit Committee if such director serves on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee. No member of the Audit Committee serves on the audit committee of more than two other public companies.

Audit Committee Financial Expert

Aimco's Board has designated Mr. Stein as an "audit committee financial expert." In addition, other members of the audit committee qualify as audit committee financial experts. Each member of the Audit Committee is independent, as that term is defined by Section 303A of the listing standards of the New York Stock Exchange relating to audit committees.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of the six Independent Directors. Through January 2013, Mr. Martin served as the Compensation and Human Resources Committee Chairman. In January 2013, Mr. Keltner assumed the role of Chairman of the Compensation and Human Resources Committee. The Compensation and Human Resources Committee's purposes are to: oversee the Company's compensation and employee benefit plans and practices, including its executive compensation plans and its incentive-compensation and equity-based plans; review and discuss with management the Compensation Discussion & Analysis; and direct the preparation of, and approve, a report on executive compensation to be included in the Company's proxy statement for its annual meeting of stockholders or Annual Report on Form 10-K filed with the SEC. The Compensation and Human Resources Committee held five meetings during the year ended December 31, 2013. The Compensation and Human Resources Committee has a written charter that is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of the six Independent Directors, and the Nominating and Corporate Governance Committee Chairman is Mr. Bailey. The Nominating and Corporate Governance Committee's purposes are to: identify and recommend to the Board individuals qualified to serve on the Board; advise the Board with respect to Board composition, procedures and committees; develop and recommend to the Board a set of corporate governance principles applicable to Aimco and its management; and oversee evaluation of the Board and management (in conjunction with the Compensation and Human Resources Committee). The Nominating and Corporate Governance Committee held four meetings during the year ended December 31, 2013. The Nominating and Corporate Governance Committee has a written charter that is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary.

The Nominating and Corporate Governance Committee selects nominees for director on the basis of, among other things, breadth and depth of experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of Aimco's business environment and willingness to devote adequate time and effort to Board responsibilities. In considering nominees for director, the Nominating and Corporate Governance Committee seeks to have a diverse range of experience and expertise relevant to Aimco's business. The Nominating and Corporate Governance Committee assesses the appropriate balance of criteria required of directors and makes recommendations to the Board.

When formulating its Board membership recommendations, the Nominating and Corporate Governance Committee also considers advice and recommendations from others, including stockholders, as it deems appropriate. Such recommendations are evaluated on the basis of the same criteria noted above. The Nominating and Corporate Governance Committee will consider as nominees to the Board for election at next year's annual meeting of stockholders persons who are recommended by stockholders in writing, marked to the attention of Aimco's Corporate Secretary, no later than July 1, 2014. During 2013, no Aimco stockholder (other than the existing directors) expressed interest in serving on the Board, or recommended anyone to serve on the Board.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. Based on recommendations from the Nominating and Corporate Governance Committee, the Board determined to nominate Messrs. Bailey, Considine, Keltner, Martin, Miller, and Stein and Ms. Nelson for re-election.

Redevelopment and Construction Committee

The Redevelopment and Construction Committee currently consists of the six Independent Directors, and the Redevelopment and Construction Committee Chairman is Mr. Miller. The Redevelopment and Construction Committee's purposes are to provide oversight and guidance to the Corporation's management regarding redevelopment and construction projects by reviewing work process, policies and standards, recommending modifications thereto and directing related analytical and progress reporting. The Redevelopment and Construction Committee held three meetings during the year ended December 31, 2013.

Board Leadership Structure

At this time, Aimco's Board believes that combining the Chairman and CEO role is most effective for the Company's leadership and governance. Having one person as Chairman and CEO provides unified leadership and direction to the Company and strengthens the ability of the CEO to develop and implement strategic initiatives and respond efficiently in various situations. The Board also believes the combination of Chairman and CEO positions is appropriate in light of the independent oversight provided by the Board. Aimco has a Lead Independent Director, currently Mr. Martin, who: presides over executive sessions of independent directors; serves as a liaison between the chairman and independent directors; reviews information sent to directors; approves meeting agendas and schedules; may call meetings of independent directors; and, if asked by major stockholders, is available for direct communication if appropriate. In addition to the Lead Independent Director, the Board has a majority of independent directors. Six out of the seven director nominees are independent. All four standing committees (Audit; Compensation and Human Resources; Nominating and Corporate Governance; and Redevelopment and Construction) are composed solely of independent directors.

Separate Sessions of Non-Management Directors and Lead Independent Director

Aimco's Corporate Governance Guidelines (described below) provide that the non-management directors shall meet in executive session without management on a regularly scheduled basis, but no less than four times per year. The non-management directors, which group currently is made up of the six Independent Directors, met in executive session without management four times during the year ended December 31, 2013. Mr. Martin was the Lead Independent Director who presided at such executive sessions in 2013, and he has been designated as the Lead Independent Director who will preside at such executive sessions in 2014.

The following table sets forth the number of meetings held by the Board and each committee during the year ended December 31, 2013.

	Board	Non-Management Directors	Audit Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee	Redevelopment and Construction Committee
Number of Meetings . .	4	4	5	5	4	3

Majority Voting for the Election of Directors

In an uncontested election at the meeting of stockholders, any nominee to serve as a director of the Company will be elected if the director receives a majority of votes cast, which means that the number of shares voted "for" a director exceeds the number of shares voted "against" that director. With respect to a contested election, a plurality of all the votes cast at the meeting of stockholders will be sufficient to elect a director. If a nominee who currently is serving as a director receives a greater number of "against" votes for his or her election than votes "for" such election (a "Majority Against Vote") in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under Aimco's Bylaws, any nominee for election as a director in an uncontested election who receives a Majority Against Vote is obligated to tender his or her resignation to the Nominating and Corporate Governance Committee for consideration. The Nominating and Corporate Governance Committee will consider any resignation and recommend to the Board whether to accept it. The Board is required to take action with respect to the Nominating and Corporate Governance Committee's recommendation. Additional details are set out in Article II, Section 2.03 (Election and Tenure of Directors; Resignations) of Aimco's Bylaws.

Director Compensation

2013

In formulating its recommendation for director compensation, the Nominating and Corporate Governance Committee reviews director compensation for independent directors of companies in the real estate industry and companies of comparable market capitalization, revenue and assets and considers compensation trends for other NYSE-listed companies and S&P 500 companies. For the year ended December 31, 2013, Aimco paid the directors serving on the Board as follows:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
James N. Bailey	21,000	154,165	—	—	—	—	175,165
Terry Considine(3)	—	—	—	—	—	—	—
Thomas L. Keltner(4)	21,000	154,165	—	—	—	—	175,165
J. Landis Martin	21,000	154,165	—	—	—	—	175,165
Robert A. Miller(5)	21,000	154,165	—	—	—	—	175,165
Kathleen M. Nelson(6)	21,000	154,165	—	—	—	—	175,165
Michael A. Stein(7)	21,000	154,165	—	—	—	—	175,165

(1) The Independent Directors each receive a cash fee of $1,000 for attendance in person or telephonically at each meeting of the Board, and a cash fee of $1,000 for attendance at each meeting of any Board committee. Joint meetings are sometimes considered as a single meeting for purposes of director compensation.

(2) For 2013, Messrs. Bailey, Keltner, Martin, Miller and Stein and Ms. Nelson were each awarded 5,500 shares of Common Stock, which shares were awarded on January 29, 2013. The dollar value shown above represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and is calculated based on the closing price of Aimco's Common Stock on the New York Stock Exchange on January 29, 2013, of $28.03.

(3) Mr. Considine, who is not an Independent Director, does not receive any additional compensation for serving on the Board.

(4) Mr. Keltner holds an option to acquire 4,429 shares, which is fully vested and exercisable.

(5) Mr. Miller holds an option to acquire 4,429 shares, which is fully vested and exercisable.

(6) Ms. Nelson holds an option to acquire 3,000 shares, which is fully vested and exercisable.

(7) Mr. Stein holds an option to acquire 4,429 shares, which is fully vested and exercisable.

2014

Compensation for each of the Independent Directors in 2014 is an annual fee of 5,500 shares of Common Stock, which shares were awarded on January 28, 2014. The closing price of Aimco's Common Stock on the New York Stock Exchange on January 28, 2014, was $27.08. The Independent Directors will also receive a fee of $1,000 for attendance in person or telephonically at each meeting of the Board, and a fee of $1,000 for attendance at each meeting of any Board committee.

Code of Ethics

The Board has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to the members of the Board, all of Aimco's executive officers and all employees of Aimco or its subsidiaries, including Aimco's principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary. If, in the future, Aimco amends, modifies or waives a provision in the Code of Business Conduct and Ethics, rather than filing a Current Report on Form 8-K, Aimco intends to satisfy any applicable disclosure requirement under Item 5.05 of Form 8-K by posting such information on Aimco's website (www.aimco.com), as necessary.

Corporate Governance Guidelines and Director Stock Ownership

The Board has adopted and approved Corporate Governance Guidelines. These guidelines are available on Aimco's website (www.aimco.com) and are also available in print to stockholders, upon written request to Aimco's Corporate Secretary. In general, the Corporate Governance Guidelines address director qualification standards, director responsibilities, the lead independent director, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, stock ownership guidelines and retention requirements, and an annual performance evaluation of the Board.

With respect to stock ownership guidelines for the Independent Directors, the Corporate Governance Guidelines provide that by the completion of five years of service, an Independent Director is expected to own, at a minimum, the lesser of 27,500 shares or shares having a value of at least $550,000. Each of the Independent Directors has holdings well in excess of this amount.

Communicating with the Board of Directors

Any interested parties desiring to communicate with Aimco's Board, the Lead Independent Director, any of the Independent Directors, Aimco's Chairman of the Board, any committee chairman, or any committee member may directly contact such persons by directing such communications in care of Aimco's Corporate Secretary. All communications received as set forth in the preceding sentence will be opened by the office of Aimco's General Counsel for the sole purpose of determining whether the contents represent a message to Aimco's directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

To contact Aimco's Corporate Secretary, correspondence should be addressed as follows:

Corporate Secretary
Office of the General Counsel
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

AUDIT COMMITTEE REPORT TO STOCKHOLDERS

The Audit Committee oversees Aimco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting and disclosure controls and procedures. A written charter approved by the Audit Committee and ratified by the Board governs the Audit Committee. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, its judgment as to the quality, not just the acceptability, of the Company's accounting principles. The Audit Committee also has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 16, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, has discussed with the independent registered public accounting firm its independence from the Company and its management, and has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining such firm's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee held five meetings during 2013.

None of the Audit Committee members have a relationship with the Company that might interfere with the exercise of the member's independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements and management's report on internal control over financial reporting be included in the Annual Report on Form 10-K for the year ended December 31, 2013, for filing with the SEC. The Audit Committee has also determined that provision by Ernst & Young LLP of other non-audit services is compatible with maintaining Ernst & Young LLP's independence. The Audit Committee and the Board have also recommended, subject to stockholder ratification, the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2014.

Date: February 18, 2014

MICHAEL A. STEIN (CHAIRMAN)
JAMES N. BAILEY
THOMAS L. KELTNER
J. LANDIS MARTIN
ROBERT A. MILLER
KATHLEEN M. NELSON

The above report will not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the same by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The aggregate fees billed for services rendered by Ernst & Young LLP during the years ended December 31, 2013 and 2012 were approximately $3.25 million and $4.22 million, respectively, and are described below.

Audit Fees

Fees for audit services totaled approximately $1.82 million in 2013 and approximately $2.20 million in 2012. These amounts include fees associated with the annual audit of the financial statements of Aimco, its internal control over financial reporting and the financial statements of certain of its consolidated subsidiaries and unconsolidated investees. Fees for audit services also include fees for the reviews of interim financial statements in Aimco's Quarterly Reports on Form 10-Q, registration statements filed with the SEC, other SEC filings, equity or debt offerings, comfort letters and consents.

Audit-Related Fees

Fees for audit-related services totaled approximately $0.03 million in each of 2013 and 2012. Audit-related services principally include various audit and attest work not required by statute or regulation, benefit plan audits, and accounting consultations.

Tax Fees

Fees billed for tax services totaled approximately $1.40 million in 2013 and approximately $1.99 million in 2012. Such amounts included fees for tax compliance services for the Company and 97 subsidiaries or affiliates of approximately $1.40 million in 2013 and approximately $1.88 million in 2012. The portion of the total representing fees for tax planning services amounted to approximately less than $0.01 million in 2013 and approximately $0.12 million in 2012.

All Other Fees

Fees for all other services not included above were zero in both 2013 and 2012. There were no fees billed or incurred in 2013 or 2012 related to financial information systems design and implementation.

Included in the fees above are audit and tax compliance fees of $0.67 million and $1.50 million for 2013 and 2012, respectively, for services provided to consolidated and unconsolidated partnerships for which an Aimco subsidiary is the general partner. Audit services were provided to three such partnerships, and tax compliance services were provided to 97 such partnerships during 2013.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted the Audit and Non-Audit Services Pre-Approval Policy (the "Pre-approval Policy"). The Pre-approval Policy describes the Audit, Audit-related, Tax and Other Permitted services that have the general pre-approval of the Audit Committee, typically subject to a dollar limit of $50,000. The term of any general pre-approval is generally 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. At least annually, the Audit Committee will review and pre-approve the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. In accordance with this review, the Audit Committee may add to or subtract from the list of general pre-approved services or modify the permissible dollar limit associated with pre-approvals. As set forth in the Pre-approval Policy, unless a type of service has received general pre-approval and is anticipated to be within the dollar limit associated with the general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent registered public accounting firm. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the rules on independent registered public accounting firm independence. The Audit Committee will also consider whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with Aimco's business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance Aimco's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor will necessarily be determinative. All of the services described above were approved pursuant to the annual engagement letter or in accordance with the Pre-approval Policy; none were approved pursuant to Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information available to the Company, as of February 28, 2014, with respect to Aimco's equity securities beneficially owned by (i) each director, the chief executive officer, the chief financial officer and the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year, and (ii) all directors and executive officers as a group. The table also sets forth certain information available to the Company, as of February 28, 2013, with respect to shares of Common Stock held by each person known to the Company to be the beneficial owner of more than 5% of such shares. This table reflects options that are exercisable within 60 days. Unless otherwise indicated, each person has sole voting and investment power with respect to the securities beneficially owned by that person. The business address of each of the following directors and executive officers is 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, unless otherwise specified.

Name and Address of Beneficial Owner	Number of shares of Common Stock(1)	Percentage of Common Stock Outstanding(2)	Number of Partnership Units(3)	Percentage Ownership of the Company(4)
Directors, Director Nominees & Executive Officers:				
Terry Considine	3,446,556(5)	2.31%	2,439,557(6)	3.75%
Ernest M. Freedman	120,634(7)	*	—	*
Lisa R. Cohn	129,428(8)	*	—	*
John E. Bezzant	49,235(9)	*		*
Miles Cortez	200,808(10)	*	—	*
James N. Bailey	80,087	*	—	*
Thomas L. Keltner	52,237(11)	*	—	*
J. Landis Martin	41,213(12)	*	34,646(13)	*
Robert A. Miller	67,032(11)	*	—	*
Kathleen M. Nelson	32,750(14)	*	—	*
Michael A. Stein	47,513(11)	*	—	*
All directors and executive officers as a group (13 persons)	4,334,256(15)	2.91%	2,478,972(16)	4.34%
5% or Greater Holders:				
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	20,778,476(17)	14.22%	—	13.50%
Cohen & Steers, Inc. 280 Park Avenue New York, New York 10017	17,505,860(18)	11.98%	—	11.37%
Blackrock, Inc 40 East 52nd Street New York, NY 10022	10,107,595(19)	6.92%	—	6.57%
FMR LLC 245 Summer Street Boston, Massachusetts 02210	9,177,315(20)	6.28%	—	5.96%

* Less than 1.0%

(1) Excludes shares of Common Stock issuable upon redemption of common OP Units or Class I High Performance Units ("HPUs").

(2) Represents the number of shares of Common Stock beneficially owned by each person divided by the total number of shares of Common Stock outstanding. Any shares of Common Stock that may be acquired by a person within 60 days upon the exercise of options, warrants, rights or conversion privileges or pursuant to the power to revoke, or the automatic termination of, a trust, discretionary account or similar arrangement are deemed to be beneficially owned by that person and are deemed outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by that person, but not any other person.

(3) Through wholly-owned subsidiaries, Aimco acts as general partner of AIMCO Properties, L.P., the operating partnership in Aimco's structure. As of February 28, 2014, Aimco held approximately 94.9% of the common partnership interests in AIMCO Properties, L.P. Interests in AIMCO Properties, L.P. that are held by limited partners other than Aimco are referred to as "OP Units." Generally after a holding period of 12 months, common OP Units may be tendered for redemption and, upon tender, may be acquired by Aimco for shares of Common Stock at an exchange ratio of one share of Common Stock for each common OP Unit (subject to adjustment). If Aimco acquired all common OP Units and HPUs for Common Stock (without regard to the ownership limit set forth in Aimco's Charter), these shares of Common Stock would constitute approximately 5.1% of the then outstanding shares of Common Stock. OP Units are subject to certain restrictions on transfer. Until 2017 and thereafter, HPUs are generally not redeemable for, or convertible into, Common Stock.

(4) Represents the number of shares of Common Stock beneficially owned, divided by the total number of shares of Common Stock outstanding, assuming, in both cases, that all 5,484,788 OP Units and 2,339,950 HPUs outstanding as of February 28, 2014, are redeemed in exchange for shares of Common Stock (notwithstanding any holding period requirements, Aimco's ownership limit and, in the case of HPUs, that the units are not redeemed). See note (3) above. Excludes partnership preferred units issued by AIMCO Properties, L.P. and Aimco preferred securities.

(5) Includes 439,331 shares held directly by Mr. Considine and 2,904,479 shares subject to options that are exercisable within 60 days. Also includes the following shares of which Mr. Considine disclaims beneficial ownership: 33,695 shares held by Mr. Considine's spouse; and 69,051 shares held by a non-profit foundation in which Mr. Considine has shared voting and investment power.

(6) Includes 850,185 common OP Units and 1,589,372 HPUs that represent 15.50% of common OP Units outstanding and 67.92% of HPUs outstanding, respectively. The 850,185 common OP Units include 510,452 common OP Units held directly by Mr. Considine, 179,735 common OP Units held by an entity in which Mr. Considine has sole voting and investment power, 2,300 common OP Units held by Titahotwo Limited Partnership RLLLP ("Titahotwo"), a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest, and 157,698 common OP Units held by Mr. Considine's spouse, for which Mr. Considine disclaims beneficial ownership. All HPUs are held by Titahotwo.

(7) Includes 2,269 shares subject to options that are exercisable within 60 days.

(8) Includes 8,102 shares subject to options that are exercisable within 60 days.

(9) Includes 4,180 shares subject to options that are exercisable within 60 days.

(10) Includes 11,102 shares subject to options that are exercisable within 60 days.

(11) Includes 4,429 shares subject to options that are exercisable within 60 days.

(12) Includes 11,823 shares held directly by Mr. Martin and 29,390 shares held by Martin Enterprises LLC. Mr. Martin is the sole manager, and Mr. Martin and trusts (of which Mr. Martin is the sole trustee) formed solely for the benefit of his children are the sole members, of Martin Enterprises LLC.

(13) Includes 280.5 common OP Units, which represent less than 1% of the class outstanding. Also includes 34,365 HPUs held by Martin Enterprises LLC. These HPUs represent 1.47% of the class outstanding.

(14) Includes 3,000 shares subject to options that are exercisable within 60 days.

(15) Includes 2,946,419 shares subject to options that are exercisable within 60 days.

(16) Includes 850,466 common OP Units and 1,628,506 HPUs, which represent 15.51% of common OP Units outstanding and 69.60% of HPUs outstanding, respectively.

(17) Beneficial ownership information is based on information contained in an Amendment No. 11 to Schedule 13G filed with the SEC on February 11, 2014, by The Vanguard Group, Inc. According to the schedule, The Vanguard Group, Inc. has sole voting power with respect to 378,203 shares and sole dispositive power with respect to 20,465,476 of the shares and shared dispositive power with respect to 312,542 of the shares.

(18) Beneficial ownership information is based on information contained in an Amendment No. 11 to Schedule 13G filed with the SEC on February 13, 2014, by Cohen & Steers, Inc. on behalf of itself and affiliated entities. According to the schedule, included in the securities listed above as beneficially owned by Cohen & Steers, Inc. are 8,503,074 shares and 8,357,789 shares over which Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. (which is held 100% by Cohen & Steers, Inc.), respectively, have sole voting power and 17,505,860 shares and 17,230,014 shares, respectively, over which such entities have sole dispositive power. Also included in the securities listed above are 145,285 shares over which Cohen & Steers UK Limited has sole voting power and 275,846 shares over which Cohen & Steers UK Limited has sole dispositive power.

(19) Beneficial ownership information is based on information contained in an Amendment No. 4 to Schedule 13G filed with the SEC on January 28, 2014, by Blackrock, Inc. According to the schedule, Blackrock, Inc. has sole voting power with respect to 9,084,521 of the shares.

(20) Beneficial ownership information is based on information contained in an Amendment No. 7 to Schedule 13G filed with the SEC on February 14, 2014, by FMR LLC on behalf of itself and affiliated persons and entities. The schedule contains the following information regarding beneficial ownership of the shares: (a) Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the beneficial owner of 6,515,331 shares; (b) Fidelity SelectCo, LLC, a wholly owned subsidiary of FMR LLC, is the beneficial owner of 2,499,045 shares; (c) Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR LLC, is the beneficial owner of 78,797 shares; (d) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 46,071 shares; (e) Pyramis Global Advisors Trust Company, an indirect wholly owned subsidiary of FMR LLC, is the beneficial owner of 17,777 shares; (f) Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC is the beneficial owner of 20,294 shares; and (g) each of Edward C. Johnson 3d and FMR LLC has sole dispositive power with respect to 9,157,021 shares and sole voting power with respect to 142,654 shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

This CD&A addresses the following:

- Overview of Aimco's "Pay for Performance" Philosophy and 2013 Performance Results;
- Components of Executive Compensation;
- Total Compensation for 2013;
- Other Compensation;
- Post-Employment Compensation and Severance Arrangements;
- Other Benefits; Perquisite Philosophy;
- Stock Ownership Guidelines and Required Holding Periods After Vesting;
- Role of Outside Consultants and Executive Officers;
- Base Salary, Incentive Compensation, and Equity Grant Practices; and
- 2014 Compensation Targets.

Overview of Aimco's "Pay for Performance" Philosophy and 2013 Performance Results

At Aimco's 2013 Annual Meeting of Stockholders, over 93% of the votes cast in the advisory vote on executive compensation that were present and entitled to vote on the matter were in favor of the compensation of Aimco's named executive officers as disclosed in Aimco's 2013 proxy statement. In addition, at Aimco's 2011 Annual Meeting of Stockholders, the Board recommended that our stockholders be provided with the opportunity to submit an advisory vote on the compensation of our named executive officers every year, which our stockholders also strongly supported. Aimco believes that the outcome of these proposals evidences the commitment of our Compensation and Human Resources Committee to open dialogue with our stockholders regarding our executive compensation program, and the Committee has and will continue to consider these voting results and stockholder sentiments generally as it formulates and implements an executive compensation program designed to align the long-term interests of our executive officers with our stockholders.

Aimco is a "pay for performance" organization. Aimco starts by setting target total compensation near the median of target total compensation for Aimco's peers as identified below, both as a measure of fairness and also to provide an economic incentive to remain with Aimco. In some cases, target total compensation may be lower or higher than the peer median because of the tenure of the executive officer in his or her position. Actual compensation is determined based on Aimco's results and individual performance. Every officer's annual cash incentive compensation, or STI, is based in part on Aimco's performance against its annual corporate goals. The more senior level the officer, the greater the percentage of his or her annual cash incentive compensation that is based on Aimco's performance against its corporate goals. In the case of Mr. Considine, his entire annual cash incentive compensation is based on Aimco's performance against its corporate goals. Aimco's long-term incentive compensation, or LTI, follows a similar tiered structure. Every officer's LTI is based in part on Aimco's one-year and three-year TSR as compared to the REIT Index, with executive officers having a greater share of their LTI based on TSR performance. LTI vests over time, typically a period of four years, so that officers bear longer term exposure to decisions made and to create "switching costs." Aimco also requires substantial equity holdings by executive officers in order to increase their alignment with stockholders.

Aimco had a solid year of performance in 2013. AFFO per share was up 14%, and pro forma FFO per share was up 11%. Aimco's conventional same-store NOI was up 5.1% in 2013.

Aimco continued to improve its portfolio in 2013. Average monthly revenues per apartment home of $1,469 in Aimco's conventional portfolio in fourth quarter 2013 were 7.9% above those of fourth quarter 2012. This was the result of year-over-year revenue per apartment home growth of 3.5% and the sale of conventional apartment communities during 2012 and 2013 with average revenues per apartment home substantially lower than those of the retained portfolio and reinvestment of the proceeds in higher-rent apartment communities through redevelopment and acquisitions. During 2013, Aimco sold 16 conventional apartment communities with average monthly revenues per apartment home of $874, 40% below the average of Aimco's retained portfolio. Proceeds from these sales were reinvested in redevelopment and development projects, acquisitions, and property upgrades at an expected weighted average free cash flow internal rate of return approximately 300 basis points higher than the expected weighted average free cash flow internal rate of return of the apartment communities sold to fund them. Aimco's portfolio management activities are driven by "paired trades," where the projected risk-adjusted free cash flow internal rate of return of an investment is greater than that of the apartment community or communities sold to fund the investment, enhancing portfolio quality. Aimco expects to continue to sell each year the lowest rated 5% to 10% of its portfolio and to invest the proceeds from such sales in redevelopment and acquisitions of higher quality apartment communities. From 2010 through 2013, Aimco increased its year-end conventional portfolio average revenue per apartment home at a compound annual growth rate of 8.4%. This rate of growth reflects the impact of market rent growth, but more significantly, the impact of portfolio management through apartment community sales, redevelopment and acquisitions.

Aimco continued to simplify its business in 2013, lowering costs. Over the past three years, Aimco sold over 28,000 apartment homes, eliminating the related property management costs and capital replacement spending, and reinvested sales proceeds in fewer apartment homes with higher rents, higher margins, and greater expected growth. The wind down of Aimco's affordable portfolio continued, with the reduction from 228 affordable apartment communities three years ago to 74 apartment communities at the end of 2013.

Aimco continued its focus on cost discipline in 2013. In 2013, Aimco's gross off-site costs were 8% lower than 2012, and 60% lower than 2008. These lower costs are primarily due to Aimco's strategy of simplifying its business and resulting adjustments in scale, as Aimco focuses on maintaining a geographically diversified portfolio of conventional apartment communities that average "B/B+" in quality. For example, at December 31, 2013, Aimco's real estate portfolio consisted of 236 owned apartment communities (162 conventional and 74 affordable) in which Aimco had an average ownership of 96%. At December 31, 2012, Aimco's real estate portfolio consisted of 265 owned apartment communities (175 conventional and 90 affordable) in which Aimco had an average ownership of 93%. At December 31, 2008, Aimco's owned real estate portfolio consisted of 599 apartment communities (310 conventional and 289 affordable) in which Aimco had an average ownership of 80%, and Aimco's fee-managed portfolio consisted of 393 apartment communities, for a total portfolio of 992 apartment communities. Over the past five years, the compound annual growth rate for Aimco's on-site costs was 0.5%. By comparison, over the same period, the compound annual growth rate for on-site costs for other apartment REITs was 1.4% on average, and the compound annual growth rate for the Consumer Price Index ("CPI") was 1.6%. For 2013, property operating expenses less insurance, taxes and utility expense were down 0.6% from 2012. Over the past five years, the compound annual growth rate for Aimco's property operating expenses before taxes, insurance, and utilities is below zero.

Aimco continued to strengthen its balance sheet in 2013. Aimco improved its fourth quarter annualized ratio of debt and preferred stock to EBITDA from 7.7:1 in 2012 to 7.2:1 in 2013. Aimco's year-end unencumbered pool was $380 million. Aimco's recourse debt at December 31, 2013, was limited to its revolving credit facility, which Aimco uses for working capital and other short-term purposes, and to secure letters of credit. At year end, Aimco had outstanding borrowings on the revolving credit facility of $50.4 million and available capacity was $505.0 million, net of the outstanding borrowings and $44.6 million of undrawn letters of credit backed by the facility.

Aimco's Board of Directors declared a cash dividend of $0.26 per share on its Class A Common Stock for the quarter ended December 31, 2013, which, on an annualized basis, is an 8% increase compared to the dividends paid during 2013. Aimco expects to pay quarterly dividends at the increased rate during 2014.

Although Aimco's one-year and three-year TSRs both underperformed the REIT Index and the S&P 500 Total Return Index, Aimco's five-year TSR outperformed both the REIT Index and the S&P 500 Total Return Index. Aimco's one-year TSR was higher than the average among apartment REITs in 2013, and Aimco's five-year TSR was the second highest among apartment REITs in 2013.

Aimco has supported a collaborative, respectful, and performance-oriented culture, recognizing this fosters superior performance. In 2013, Aimco achieved record scores for team engagement and was recognized by The Denver Post as one of the top places to work in Colorado.

Aimco's cumulative AFFO, FFO and dividend growth over the past three years have been strong, as shown in the following graph:



Cumulative AFFO, FFO and Dividend Growth
260
240
220
200
180
160
140
120
100
2010
2011
2012
2013
140%
53%
35%
FFO per share
AFFO per share
Dividend per share

As set forth in detail below and in the chart beginning on page 24, Aimco outperformed on its corporate goals for 2013, resulting in 2013 cash incentive payouts slightly above target. However, Aimco's one-year and three-year TSRs both underperformed the REIT Index. As a result, executive officers were awarded long-term incentive compensation amounts below target. This, in turn, resulted in total actual compensation amounts for executive officers that were also below target amounts.

Components of Executive Compensation

Total compensation for Aimco's executive officers is comprised of the following components:

- Base compensation;
- Short-term incentive compensation ("STI"), paid in cash; and
- Long-term incentive compensation ("LTI"), paid in restricted stock, stock options and/or deferred cash. LTI vests over time (typically a period of four years).

How the Committee determines the amount of target total compensation for executive officers.

The Compensation and Human Resources Committee (the "Committee") reviews the performance of, and determines the compensation for, the Chief Executive Officer. The Committee also reviews the decisions made by the Chief Executive Officer as to the compensation of Aimco's other executive officers.

Base compensation is determined by reference to the median base compensation paid by peer comparators (discussed further below) for similar positions. In general, base compensation for executives relatively new to their positions is set below the median, and base compensation for seasoned executives is set near the median.

STI is generally targeted to deliver total cash compensation (base compensation plus STI) levels at the median paid by peer comparators, with meaningful upside and downside. LTI is generally targeted to deliver total compensation (base compensation, STI and LTI) levels at the median paid by peer comparators.

How peer comparators are identified.

Aimco considers enterprise Gross Asset Value ("GAV"), which is Aimco's estimation of the fair value of its assets, as an imprecise, but reasonable, representation of the complexity of a real estate business and of the responsibilities of its leaders. In addition to GAV, Aimco also reviews other factors, including gross revenues, number of apartment communities, and number of employees, to determine if these factors provide any additional insight into the size and complexity factors of its analysis. Based on this analysis, Aimco included as "peers" for 2013 compensation the following 20 real estate companies: Alexandria Real Estate Equities, Inc., AvalonBay Communities Inc., Camden Property Trust, CBL & Associates Properties, Inc., Developers Diversified Realty Corp., Digital Realty Trust, Inc., Douglas Emmett, Inc., Duke Realty Corp., Essex Property Trust, Federal Realty Investment Trust, Home Properties, Inc., Host Hotels & Resorts, Inc., Kimco Realty Corp., Liberty Property Trust, Macerich Co., Regency Centers Corp., SL Green Realty Corp., Taubman Centers, Inc., UDR, Inc., and Ventas, Inc. At the time 2013 compensation targets were established, approximately half of these real estate companies had a larger GAV, and approximately half of these real estate companies had a smaller GAV, than Aimco.

How the Committee determines the allocation of Mr. Considine's target total compensation between base compensation, STI and LTI.

The Committee's philosophy with respect to Mr. Considine's base compensation is to set a fixed base compensation amount to provide a level of base compensation that is competitive with pay for comparable chief executive officer positions in real estate companies and companies in other industries with similar revenue size and management complexity. The Committee set that level at $600,000 in Mr. Considine's employment agreement.

Mr. Considine's employment agreement provides for an overall minimum target incentive amount, but does not specify a certain percentage of the target incentive to be in the form of STI versus LTI. In connection with renewing his employment agreement in December 2008, the Committee set Mr. Considine's target STI and target LTI by reference to the median target total cash compensation and median target total compensation for Aimco's peers in 2008.

How Aimco determines the allocation of target total compensation for executive officers (other than the CEO) between base compensation, STI and LTI.

Base compensation amounts are generally the same for officers with comparable levels of responsibility to provide internal equity and consistency among executive officers. Executive officer base compensation is paid in cash. In some cases, base compensation varies from that of the market median or from that of officers with comparable levels of responsibility because of the current recruiting or retention market for a particular position, or because of the tenure of a particular officer in his or her position.

Target STI and LTI for executive officers was set using median competitive target total cash compensation and median target total compensation for Aimco's peers.

How incentive compensation (STI and LTI) serves Aimco's objectives.

Incentive compensation is used primarily to provide total compensation potential that is competitive with pay for comparable positions in real estate companies. Providing incentive compensation in the form of Aimco equity that vests over time (typically a period of four years) serves as a retention incentive, aligns executive compensation with stockholder objectives and serves as an incentive to take a longer-term view of Aimco's performance. When the equity is in the form of restricted stock, the compensation is linked to performance because the future value of the equity depends on the performance of Aimco's stock.

Risk analysis of Aimco's compensation programs.

The Committee considers risk-related issues when making decisions with respect to executive compensation and has determined that neither Aimco's executive compensation program nor any of its non-executive compensation programs create risk-taking incentives that are reasonably likely to have a material adverse effect on the organization. Aimco's compensation programs align with the long-term interests of the Company, as follows:

- *Limits on STI.* The compensation of executive officers and other team members is not overly weighted toward STI. Moreover, STI is capped.
- *Use of LTI.* LTI is included in target total compensation for all officers and vests over time, typically a period of four years. The vesting period encourages officers to focus on sustaining Aimco's long-term performance. Executive officers with more responsibility for strategic and operating decisions have a greater percentage of their target total compensation allocated to LTI. Like STI, LTI is capped.
- *Stock ownership guidelines and required holding periods after vesting.* Aimco's stock ownership guidelines require all executive officers to hold a certain amount of Aimco equity. Any executive officer who has not yet satisfied the stock ownership requirements for his or her position must satisfy certain required holding periods after vesting until stock ownership requirements are met. These policies ensure each executive officer has a substantial amount of personal wealth tied to long-term holdings in Aimco stock. As noted in the section below titled "Stock Ownership Guidelines and Required Holding Periods After Vesting," all of Aimco's named executive officers already exceed the ownership targets.
- *Shared performance metrics across the organization.* A portion of STI for all officers and corporate team members is based upon Aimco's performance against its corporate goals, which are core to the long-term strategy of Aimco's business and are reviewed and approved by the Board.
- *LTI based in part on TSR.* A portion of LTI for all officers is based on Aimco's one-year and three-year TSR as compared to the REIT Index.
- *Multiple performance metrics.* Incentive compensation for Aimco team members is based on many different performance metrics. Aimco's five corporate goals for 2013, with sub-goals, contained twelve different performance measurements. In addition, through Aimco's performance management program, Managing Aimco Performance, or MAP, which sets and monitors performance objectives for each team member, each team member has several different individual performance goals that are set at the beginning of the year and approved by management. Each of the named executive officers other than Mr. Considine (whose individual goals were identical to Aimco's corporate goals) had an average of eight individual goals for 2013. Having multiple performance metrics inherently reduces excessive or unnecessary risk-taking as incentive compensation is spread among a number of metrics rather than a few.

Total Compensation for 2013

For 2013, total compensation is the sum of base compensation, STI and LTI.

Base Compensation for 2013

Mr. Considine's Base Compensation

In 2013, Mr. Considine's base compensation of $600,000 was paid in cash. His base compensation of $600,000 has remained unchanged since 2006.

Other Named Executive Officer Base Compensation

For 2013, base compensation for all other named executive officers was set between $325,000 and $375,000. In connection with his promotion to Chief Investment Officer, Mr. Bezzant's annual base compensation was set at $350,000 effective July 30, 2013. Other than with respect to Mr. Bezzant in connection with his promotion, none of our named executive officers received a salary increase for 2013.

Incentive Compensation for 2013

The Compensation Committee determined Mr. Considine's STI by the extent to which Aimco met five designated corporate goals, which are described below and are referred to as Aimco's Key Performance Indicators, or KPI.

For the other named executive officers, calculation of STI is determined by two components, Aimco's performance against the KPI and each individual officer's achievement of his or her MAP goals. For Mr. Freedman and Ms. Cohn, given the breadth of their roles in the implementation of company strategy, an allocation of the target STI is made primarily based on KPI as follows: 75% of the target STI is calculated based on KPI and 25% of the target STI is calculated based on MAP. For example, if an executive's target STI is $350,000, then 75% of that amount, or $262,500, varies based on KPI results and 25% of that amount, or $87,500, varies based on MAP results. If KPI results are 50%, then the executive receives 50% of $262,500 (or $131,250) for that portion of his STI, and if MAP results are 100%, then the executive receives 100% of the $87,500, for a total STI payment of $218,750.

For Mr. Bezzant, an allocation of the target STI is made as follows: 50% of the target STI is calculated based on KPI and 50% of the target STI is calculated based on MAP. For Mr. Cortez, an allocation of the target STI is made as follows: 25% of the target STI is calculated based on KPI and 75% of the target STI is calculated based on MAP.

Aimco's KPI consisted of five corporate goals that were reviewed with, and approved by, the Committee — namely, property operations performance, portfolio quality and property standards, financial performance, balance sheet, and compliance and team member engagement. These goals and their expected successful outcome aligned executive officers with the long-term goals of the Company without encouraging them to take unnecessary and excessive risks. For most goals, threshold performance paid out at 50%; target performance paid out at 100%; and maximum performance paid out at 200%. For some goals, performance was capped at target. Performance below threshold resulted in no payout. Where performance was between threshold and target or between target and maximum, the proportion of the award earned was interpolated. Three of the five goals also carried components that were based on qualitative assessments not based on numerical targets. The following were Aimco's KPI for 2013 and the Company's performance against those goals:

Corporate Goals	Target Goal	Actual Achievement	Payout
1. Property Operations Performance (35%)			
• Total Revenue Performance (20%)	Achievement of 2013 Budget	0.68% unfavorable to Budget	17.74% payout
• Total Expense Performance (5%)	Achievement of 2013 Budget	0.69% favorable to Budget	6.15% payout
• Customer Satisfaction (10%)	80%	76.2%	6.20% payout
2. Portfolio Quality and Property Standards (25%)			
• Whether Property Sales and Acquisitions were Consistent with and Enhanced Aimco's Portfolio Quality and Allocation Objectives (5%)	Qualitative	Aimco acquired apartment communities in San Diego, Atlanta, and Boston, each with higher revenues per apartment home than Aimco's portfolio average. Aimco entered into an agreement with Trinity Financial to develop a 12-story building at One Canal Street in the historic Bulfinch Triangle neighborhood of Boston's West End. Aimco continued to increase the percentage of its portfolio in target markets, and continued the wind down of its affordable portfolio. Aimco sold lower rated assets and assets with lower projected free cash flow internal rates of return. Aimco's rents were slightly higher than local market averages, as Aimco aimed to maintain a "B/B+" portfolio, targeting 100-125% of local market average rents.	Committee determined a 5.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
• Long Term Capital Needs Plan, Property Standards and Capital Spending Goals (5%)	Qualitative	Aimco updated long term capital needs plans and preventive maintenance plans; made additional investment into Aimco's flooring and granite program; updated product and materials standards; and achieved goals around Budget and the timing of completion of capital projects in 2013.	Committee determined a 5.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.

Corporate Goals	Target Goal	Actual Achievement	Payout
• Achievement of Budgeted Expectations on Schedule and Costs for Certain Major Redevelopment and Capital Projects (10%)	Qualitative	Aimco completed two redevelopment/ capital projects in 2013 and made good progress on its multi-year redevelopment projects. Although some of the projects progressed on schedule and on Budget, Aimco experienced schedule delays and/or additional costs beyond Budget on several of the projects. Redevelopment leasing in 2013 achieved average rents above underwriting.	Committee determined a 5.50% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
• Achievement of planning on the pipeline of redevelopment projects (5%)	Qualitative	Aimco completed planning on the pipeline of redevelopment projects in 2013, such that Aimco will achieve the steady quarterly development and redevelopment investment contemplated in its 2014 Budget and Plan.	Committee determined a 4.50% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
3. Financial Performance (20%)			
• Adjusted Funds from Operations (15%)[1]	$1.51 per share	$1.58 per share	25.50% payout
• Gross Off-Site Costs (5%)	$108 million	$107.2 million	6.33% payout
4. Balance Sheet (10%)			
• Refinancing Goals; Securing Funding Commitments; Reduction in Near-Term Debt Maturities (10%)	Qualitative	Aimco improved its fourth quarter annualized ratio of debt and preferred stock to EBITDA from 7.7:1 in 2012 to 7.2:1 in 2013. Aimco secured funding for development and redevelopment projects. Aimco made substantial progress in reducing debts maturing in 2013-2017, eliminating $183 million in debt maturing in 2013, and reducing debts maturing in 2014, 2015, 2016 and 2017 from $250 million to $86 million, from $204 million to $199 million, from $506 million to $492 million, and from $494 million to $432 million, respectively. Aimco's year-end unencumbered pool was $380 million, an important milestone on Aimco's path to an investment grade rating.	Committee determined a 10.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.

Corporate Goals	Target Goal	Actual Achievement	Payout
5. Compliance and Team Member Engagement (10%)			
• Compliance (5%)	Qualitative	Aimco achieved its goals relating to Sarbanes-Oxley Section 404 internal control results, legal and regulatory requirements including those related to subsidized housing and fair housing, bond covenants, environmental laws and regulations, labor and employment laws and regulations, Aimco's Code of Business Conduct and Ethics, and workplace safety rules.	Committee determined a 5.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
• Team Member Engagement (5%)[2]	80%	Aimco's 2013 team member engagement score from internal surveys was 84.7%.	7.35% payout

(1) Reported AFFO was $1.53 per share. For purposes of Aimco's compensation plan, Aimco made adjustments to AFFO both upward and downward to normalize for certain items not contemplated in Aimco's 2013 budget, according to a process Aimco performs each year, overseen by the Committee, with respect to how AFFO is calculated for purposes of Aimco's compensation plan. This process resulted in a net upward adjustment to reported AFFO for 2013 (by comparison, for 2012, the result was a net downward adjustment to reported AFFO).

(2) Performance capped at Target.

Due to Aimco's outperformance on some goals, Aimco's overall KPI performance was 104.27%. Accordingly, each executive officer was awarded 104.27% of the portion of his or her target STI attributable to KPI.

At the start of 2013, the Committee determined for Mr. Considine, and Mr. Considine determined for the other executive officers, that LTI for 2013 would be based in part on TSR. Specifically, one-third of each executive officer's LTI target would be awarded for the purpose of attracting and retaining key talent integral to the success of Aimco. Two-thirds of the LTI target would be based on TSR, with half (one-third of the total LTI target) based on Aimco's one-year TSR as compared to the REIT Index, and half (another one-third of the total LTI target) based on Aimco's three-year TSR as compared to the REIT Index. Aimco TSR at greater than 110% of the REIT Index would result in a 125% payout of the LTI target attributable to TSR, and Aimco TSR at less than 90% of the REIT Index would result in a 75% payout of the LTI target attributable to TSR. Aimco TSR between 90% and 110% of the REIT Index would result in a 100% payout of the LTI target attributable to TSR.

In connection with his promotion to Chief Investment Officer on July 30, 2013, Mr. Bezzant's base compensation and target incentive compensation amounts were increased. Mr. Bezzant's base compensation and STI target were prorated as of his promotion date. Mr. Bezzant's LTI target for 2013 was increased from $200,000 to $500,000. Forty percent of Mr. Bezzant's overall LTI target, or $200,000, was based in part on TSR, as described in the preceding paragraph. Sixty percent of Mr. Bezzant's LTI target, or $300,000, was granted in the form of a $300,000 long-term cash award, with vesting being both time-based and based on achievement of specific redevelopment-based objectives. This award was granted in 2014.

Both Aimco's one-year TSR and three-year TSR were less than 90% of the REIT Index, resulting in payouts of 75% on those portions of the LTI target attributable to TSR. Accordingly, each executive officer was awarded 83.33% of his or her target LTI (*i.e.*, one-third of the LTI target was for purposes of retention and paid at 100%; one-third of the LTI target was paid at 75% based on underperformance on one-year TSR; and one-third of the LTI target was paid at 75% based on underperformance on three-year TSR; and the net effect of these three components resulted in an overall award of 83.33% of target LTI).

Mr. Considine's employment agreement provides for target incentive compensation (both STI and LTI combined) of not less than $3.9 million. Mr. Considine's STI for 2013 was entirely based on Aimco's performance against the five designated corporate goals. Mr. Considine's STI was calculated by multiplying his STI target of $1.05 million by 104.27%, which was Aimco's overall performance on the five corporate goals. Mr. Considine's LTI was calculated by multiplying his LTI target of $2.85 million by 83.33%. This resulted in the following:

		Target Total Incentive Compensation		2013 Incentive Compensation			
				STI	LTI		
Target Total Compensation ($)	Paid Base ($)	STI (Cash $)	LTI ($)	Cash ($)	Stock Options ($)	Restricted Stock ($)	Total 2013 Compensation ($)
4,500,000	600,000	1,050,000	2,850,000	1,094,835	—	2,374,905	4,069,740

Mr. Considine's STI is paid in cash and his LTI is in the form of 88,025 shares of restricted stock, which vest ratably over four years. The shares were granted on January 27, 2014. Because the equity award for 2013 LTI was made in 2014, pursuant to the applicable disclosure rules, such award will be reflected in the "Summary Compensation Table" and "Grants of Plan-Based Awards in 2014" table in Aimco's proxy statement for the 2015 annual meeting of stockholders. For the purpose of calculating the number of shares of restricted stock to be granted, the dollar amounts allocated to restricted stock were divided by $26.98 per share, which was the average of the closing trading prices of Aimco's Common Stock on the five trading days up to and including the grant date. The five-day average was used to provide a more fair approximation of the value of the stock at the time of grant by muting the effect of any single day spikes or declines. Providing LTI in the form of Aimco equity that vests over time serves as a retention incentive, aligns Mr. Considine's compensation with stockholder objectives and serves as an incentive to take a longer term view of Aimco's performance. Mr. Considine's compensation is highly variable, and has changed significantly with performance over the past five years.

As noted above, for Mr. Freedman and Ms. Cohn, an allocation of the target STI is made as follows: 75% of the target STI was calculated based on Aimco's performance against the KPI and 25% of the target STI was calculated based on each executive's achievement of his or her individual MAP objectives. For Mr. Bezzant, 50% of the target STI was calculated based on Aimco's performance against the KPI and 50% of the target STI was calculated based on achievement of his individual MAP goals. For Mr. Cortez, 25% of the target STI was calculated based on Aimco's performance against the KPI and 75% of the target STI was calculated based on achievement of his individual MAP goals. As noted above, Aimco's KPI performance was 104.27%. Accordingly, each executive officer was awarded 104.27% of the portion of his or her STI (*i.e.*, 75% of the target STI amount shown below for Mr. Freedman and Ms. Cohn, 50% of the target STI amount shown below for Mr. Bezzant, and 25% of the target STI amount show below for Mr. Cortez) attributable to KPI. In determining the MAP achievement component of 2013 STI, Mr. Considine determined that: Mr. Freedman's MAP achievement would be paid at 100% for his contributions to finance and planning and to strengthening Aimco's balance sheet; Ms. Cohn's MAP achievement would be paid at 100% for her leadership over legal matters, insurance, risk management, long-term capital needs, compliance, and human resources; Mr. Bezzant's MAP achievement would be paid at 100% for his contributions related to Aimco's portfolio strategy and redevelopment; and Mr. Cortez's MAP achievement would be paid at 100% for his role in addressing issues related to assets in the portfolio requiring specialized oversight and negotiation. The Committee reviewed Mr. Considine's determinations.

			Target Total Incentive Compensation		2013 Incentive Compensation ($)				
					STI	LTI			
	Target Total Compensation ($)	Paid Base ($)	STI (Cash $)	LTI ($)	Cash ($)	Stock Options ($)	Restricted Stock ($)	Long Term Cash ($)	Total 2013 Compensation ($)
Mr. Freedman	1,525,000	375,000	400,000	750,000	412,810	—	624,975	—	1,412,785
Ms. Cohn	1,250,000	375,000	350,000	525,000	361,209	—	437,483	—	1,173,692
Mr. Bezzant	1,142,465	335,616	306,849	500,000	313,401	—	166,660	300,000	1,115,677
Mr. Cortez	945,000	350,000	260,000	335,000	262,776	—	279,156	—	891,932

Pursuant to the applicable disclosure rules, the STI shown above appears in the Summary Compensation Table under the column headed "Non-Equity Incentive Plan Compensation."

With respect to LTI, the shares of restricted stock were granted January 27, 2014, and vest ratably over four years. Because the equity awards and long term cash incentive award for 2013 incentive compensation were made in 2014, pursuant to the applicable proxy disclosure rules, such awards will be reflected in the "Summary Compensation Table" and "Grants of Plan-Based Awards in 2014" table in Aimco's proxy statement for the 2015 annual meeting of stockholders. For the purpose of calculating the number of shares of restricted stock to be granted, the dollar amounts allocated to restricted stock were divided by $26.98 per share, which was the average of the closing trading prices of Aimco's Common Stock on the five trading days up to and including the grant date.

Other Compensation

From time to time, Aimco determines to provide executive officers with additional compensation in the form of discretionary cash or equity awards.

On January 28, 2013, Aimco awarded Mr. Bezzant a restricted stock award of 7,187 shares, with an approximate fair market value at the grant date of $200,000. This grant, which vests ratably over four years beginning August 1, 2014, was provided for the purpose of retention and brought the "switching costs" for Mr. Bezzant closer to the median switching costs of comparable positions within the Aimco peer group.

Post-Employment Compensation and Severance Arrangements

401(k)

Aimco provides a 401(k) plan that is offered to all Aimco team members. Aimco did not provide employer matching contributions in 2013; however, Aimco resumed employer matching contributions in February 2014.

Other than the 401(k) plan, Aimco does not provide post-employment benefits. Aimco does not have a pension plan, a Supplemental Executive Retirement Plan or any other similar arrangements.

Executive Severance Arrangements

Aimco has an executive severance policy that provides that Aimco shall seek stockholder approval or ratification of any future severance agreement for any senior executive officer that provides for benefits, such as lump-sum or future periodic cash payments or new equity awards, in an amount in excess of 2.99 times such executive officer's base salary and bonus. Compensation and benefits earned through the termination date, the value of vesting or payment of any equity awards outstanding prior to the termination date, pro rata vesting of any other long-term awards, or benefits provided under plans, programs or arrangements that are applicable to one or more groups of employees in addition to senior executives are not subject to the policy. Even prior to the Committee's response to the stockholder proposal, it had been Aimco's longstanding practice not to enter into agreements with senior executives to provide excessive severance arrangements.

Executive Employment Arrangements

On December 29, 2008, Aimco entered into an employment agreement with Mr. Considine to replace his July 29, 1994, employment agreement and the 2002 non-competition and non-solicitation agreement between Mr. Considine and Aimco. The employment agreement was entered into to reflect current practice and update Aimco's agreement with Mr. Considine, which had not been formally revised since the Company's initial public offering in 1994, and to make the compensation arrangements compliant with certain Internal Revenue Service requirements, primarily Section 409A of the Code, which required documentary compliance by December 31, 2008. In connection with the execution of the employment agreement, Mr. Considine did not receive any additional equity awards or signing bonus. The Committee evaluated the terms of Mr. Considine's employment agreement in comparison to those of the CEOs of Aimco's peers and other comparable companies.

The employment agreement was for an initial five-year term, with automatic renewal for successive one-year terms until the year in which Mr. Considine reaches age 70, unless earlier terminated. The employment agreement eliminates the evergreen term in the prior employment agreement.

Mr. Considine continues to receive his current base pay of $600,000, subject to future increase. Mr. Considine also continues to be eligible to participate in Aimco's performance-based incentive compensation plan with a target total incentive compensation amount of not less than $3.9 million, which may be paid in cash or in equity.

The employment agreement provides severance payments to Mr. Considine upon his termination of employment by Aimco without cause, by Mr. Considine for good reason and upon a termination for reason of disability.

Mr. Considine is not entitled to any additional or special payments upon the occurrence of a change in control. Mr. Considine's "walk right" under the 1994 employment agreement (that is, his right to severance payments upon his terminating employment with the Company within two years following a change in control) was eliminated. The definition of "change in control" was also narrowed to increase the required percentage of change in ownership and to require the occurrence of the applicable change in control event, rather than just shareholder approval of such event.

Upon termination of his employment by Aimco without cause, by Mr. Considine for good reason, or upon a termination for reason of disability, Mr. Considine is generally entitled to (a) a lump sum cash payment equal to two times the sum of base salary at the time of termination and $1.65 million, subject to certain limited reductions, (b) any STI earned but unpaid for a prior fiscal year, (c) a pro-rata portion of a $1.65 million STI amount for the fiscal year in which the termination occurs, and (d) immediate full acceleration of any outstanding unvested stock options and equity awards with certain limitations on the term thereof.

In the event of Mr. Considine's death, the Company will pay or provide to Mr. Considine's estate any earned but unpaid base salary and vested accrued benefits and any STI earned but unpaid for a prior fiscal year, and all equity-based and other long-term incentive awards granted to Mr. Considine will become immediately fully vested and payable, as applicable, and all outstanding stock option awards will remain exercisable subject to certain limitations on the term thereof.

Under the employment agreement, in the event payments to Mr. Considine are subject to the excise tax imposed by Section 4999 of the Code, Mr. Considine is entitled to receive a limited gross-up payment, subject to a maximum of $5 million. If covered payments are less than 10% over the permitted limit, Mr. Considine is required to reduce his payments to avoid triggering a gross-up payment. The limited gross-up payment is intended to balance the interests of Aimco's stockholders, eliminate the incentive for the early exercise of stock options and reflect competitive practice.

The employment agreement also contains customary confidentiality provisions, a limited mutual non-disparagement provision, and non-competition, non-solicitation and no-hire provisions.

None of Messrs. Freedman, Bezzant, or Cortez or Ms. Cohn has an employment agreement or severance arrangement. The restricted stock and stock option agreements pursuant to which restricted stock and stock option awards have been made to Messrs. Considine, Freedman, Bezzant, Cortez and Ms. Cohn provide that, upon a change of control, all outstanding shares of restricted stock become immediately and fully vested and all unvested stock options become immediately and fully vested and remain exercisable (along with all options already vested) for the remainder of the term of the option.

Other Benefits; Perquisite Philosophy

Aimco's executive officer benefit programs are substantially the same as for all other eligible officers and employees. Aimco does not provide executives with more than minimal perquisites, such as reserved parking places.

Stock Ownership Guidelines and Required Holding Periods After Vesting

Aimco believes that it is in the best interest of Aimco's stockholders for Aimco's executive officers to own Aimco stock. The Committee and management have established the following stock ownership guidelines for Aimco's executive officers, updated as of January 27, 2014. Equity ownership guidelines for all executive officers are determined as a minimum of the lesser of a multiple of the executive's base salary or a fixed number of shares. The Committee and Mr. Considine reviewed each executive officer's holdings in light of the stock ownership guidelines and each executive officer's accumulated realized and unrealized stock option and restricted stock gains.

Aimco's stock ownership guidelines require the following:

Officer Position	Ownership Target
Chief Executive Officer	Lesser of 5x base salary or 150,000 shares
Chief Financial Officer	Lesser of 5x base salary or 75,000 shares
Other Executive Vice Presidents	Lesser of 4x base salary or 25,000 shares

Any executive who has not satisfied the stock ownership guidelines must, until the stock ownership guidelines are satisfied, hold 50% of after tax shares of restricted stock for at least three years from the date of vesting, and hold 50% of shares acquired upon option exercises (50% calculated after exercise price plus taxes) for at least three years from the date of exercise.

Each of Messrs. Considine, Freedman, Bezzant and Cortez and Ms. Cohn exceed the ownership targets established in Aimco's stock ownership guidelines.

Role of Outside Consultants and Executive Officers

The Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Committee. In 2013, the Committee engaged Barney & Barney LLC ("Barney & Barney") as its independent compensation consultant. At the direction of the Committee, Barney & Barney coordinated and consulted with Ms. Cohn and Jennifer Johnson, Senior Vice President — Human Resources, regarding executive compensation matters. Barney & Barney provided the Committee with an independent view of both market data and plan design. Aimco management has engaged FPL Associates L.P. ("FPL") to review Aimco's executive compensation plan. Neither Barney & Barney nor FPL provided other services to the Company. The Committee has assessed the independence of Barney & Barney and FPL pursuant to SEC rules and has concluded that there are no conflict of interest issues.

Base Salary, Incentive Compensation, and Equity Grant Practices

Base salary adjustments typically take effect on January 1. The Committee (for Mr. Considine), and Mr. Considine, in consultation with the Committee (for the other executive officers), determine incentive compensation in late January or early February. STI is typically paid in February or March. LTI is awarded on a date determined by the Committee, typically in late January or in February.

Aimco grants equity in three scenarios: in connection with incentive compensation, as discussed above; in connection with certain new-hire or promotion packages; and for purposes of retention and attaining a competitive level of "switching costs."

With respect to LTI, the Committee sets the grant date for the stock option and restricted stock grants. The Committee sets grant dates at the time of its final compensation determination, generally in late January or in February. The date of determination and date of award are not selected based on share price. In the case of new-hire packages that include equity awards, option grants are made on the employee's start date or on a date designated in advance based on the passage of a specific number of days after the employee's start date. For non-executive officers, as provided for in the 2007 Plan, the Committee has delegated the authority to make equity awards, up to certain limits, to the Chief Financial Officer (Mr. Freedman) and/or Corporate Secretary (Ms. Cohn). The Committee and Mr. Freedman and Ms. Cohn time grants without regard to the share price or the timing of the release of material non-public information and do not time grants for the purpose of affecting the value of executive compensation.

In 2013, in addition to equity awards made with respect to year-end incentive compensation for 2012, and as described in the "Other Compensation" section of the CD&A, Aimco made an equity award to Mr. Bezzant to bring his "switching costs" closer to the median switching costs of comparable positions within the Aimco peer group.

2014 Compensation Targets

The Committee set Mr. Considine's target total compensation (base compensation, STI and LTI) for 2014 at the minimum target provided for in his employment agreement of $4.5 million, which target is unchanged from 2013. Mr. Considine set target total compensation (base compensation, STI and LTI) for 2014 for the other named executive officers as follows: Mr. Freedman — $1.525 million; Ms. Cohn — $1.25 million; Mr. Bezzant — $1.20 million; and Mr. Cortez — $500,000. Mr. Considine decreased the target total compensation amount for Mr. Cortez by $445,000 from the 2013 target, in connection with Mr. Cortez's election to adjust his responsibilities to provide for more personal flexibility. Both Aimco and individual performance will determine the amounts paid for 2014 short-term incentive compensation, and such amounts may be less than, or in excess of, these target amounts. Aimco TSR performance will determine the amounts paid for 2014 long-term incentive compensation according to the same plan that was in place for 2013, and such long-term incentive amounts may be less than, or in excess of, these target amounts. STI will be paid in cash, and LTI will be paid in the form of restricted stock, stock options and/or deferred cash.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT TO STOCKHOLDERS

The Compensation and Human Resources Committee held five meetings during fiscal year 2013. The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation and Human Resources Committee, the Compensation and Human Resources Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

Date: February 18, 2014

THOMAS L. KELTNER (CHAIRMAN)
JAMES N. BAILEY
J. LANDIS MARTIN
ROBERT A. MILLER
KATHLEEN M. NELSON
MICHAEL A. STEIN

The above report will not be deemed to be incorporated by reference into any filing by Aimco under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Aimco specifically incorporates the same by reference.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation attributable to the principal executive officer, principal financial officer, and the three other most highly compensated executives in 2013, for the years 2013, 2012 and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Terry Considine — Chairman of the Board of Directors, President and Chief Executive Officer (3)	2013	600,000	—	3,326,295	—	1,094,835	—	5,021,130
	2012	600,000	—	2,834,825	—	1,217,685	—	4,652,510
	2011	600,000	—	2,347,175	—	1,334,340	—	4,281,515
Ernest M. Freedman — Executive Vice President and Chief Financial Officer	2013	375,000	—	612,758	—	440,890(4)	—	1,428,648
	2012	375,000	—	447,607	—	429,769(5)	—	1,252,376
	2011	350,000	—	1,475,349(6)	—	396,045(7)	—	2,221,394
Lisa R. Cohn — Executive Vice President, General Counsel and Secretary	2013	375,000	—	612,758	—	361,209	—	1,348,967
	2012	375,000	—	447,607	—	402,859	—	1,225,466
	2011	350,000	—	1,475,349(8)	—	370,305	—	2,195,654
John Bezzant — Executive Vice President and Chief Investment Officer	2013	335,616	—	433,524(9)	—	325,401(10)	—	1,094,541
	2012	325,000	—	99,474	—	386,835(11)	—	811,309
Miles Cortez — Executive Vice President and Chief Administrative Officer	2013	350,000	—	391,013	—	262,776	—	1,003,789
	2012	350,000	—	283,483	—	280,761	—	914,244
	2011	350,000	—	334,478	—	257,549	—	942,027

(1) This column represents the aggregate grant date fair value of stock awards in the year granted computed in accordance with FASB ASC Topic 718, although they are attributable to LTI in respect of the prior compensation year. Because stock awards for 2013 incentive compensation were made in 2014, pursuant to the applicable disclosure rules, such awards will be reflected in the "Summary Compensation Table" and "Grants of Plan-Based Awards in 2014" table in Aimco's proxy statement for the 2015 annual meeting of stockholders. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to the Share-Based Compensation footnote to Aimco's consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2013.

(2) For 2013, the amounts in this column represent the amounts for non-equity incentive compensation determined by the Committee on January 27, 2014, for which target amounts were established by the Committee on January 28, 2013, as discussed below in the "Grants of Plan-Based Awards in 2013" table. For 2013, cash payments were made on February 28, 2014.

(3) Mr. Considine receives annual cash compensation pursuant to an employment agreement with Aimco. The base salary under the employment agreement is subject to review and adjustment as may be determined by the Committee from time to time. For 2011, 2012, and 2013, Mr. Considine received his base salary in cash. Mr. Considine is also eligible for a bonus determined by the Committee. The employment agreement provides that Mr. Considine's target incentive opportunity shall not be less than $3.9 million, provided the applicable achievement targets are met. For 2011, 2012 and 2013, Mr. Considine's target incentive was set at the $3.9 million amount provided for in his employment agreement.

(4) Of this amount, $412,810 represents Mr. Freedman's annual short term incentive bonus for 2013, and $28,080 represents a payout in 2013 pursuant to a prior year long-term cash grant.

(5) Of this amount, $402,859 represents Mr. Freedman's annual short term incentive bonus for 2012, and $26,910 represents a payout in 2012 pursuant to a prior year long-term cash grant.

(6) Of this amount, $469,435 represents Mr. Freedman's annual long-term incentive bonus for 2010, and $1,005,914 represents an award granted on January 31, 2011, for the purpose of retention and to bring Mr. Freedman's "switching costs" closer to the median switching costs of comparable positions within the Aimco peer group. The latter award vests primarily at the end of four and one-half years from the date of grant (in August 2015).

(7) Of this amount, $370,305 represents Mr. Freedman's annual short term incentive bonus for 2011, and $25,740 represents a payout in 2011 pursuant to a prior year long-term cash grant.

(8) Of this amount, $469,435 represents Ms. Cohn's annual long-term incentive bonus for 2010, and $1,005,914 represents an award granted on January 31, 2011, for the purpose of retention and to bring Ms. Cohn's "switching costs" closer to the median switching costs of comparable positions within the Aimco peer group. The latter award vests primarily at the end of four and one-half years from the date of grant (in August 2015).

(9) Of this amount, $233,438 represents Mr. Bezzant's annual long-term incentive bonus for 2012, and $200,086 represents an award granted on January 28, 2013, for the purpose of retention and to bring Mr. Bezzant's "switching costs" closer to the median switching costs of comparable positions within the Aimco peer group. The latter award vests ratably over four years beginning August 1, 2014.

(10) Of this amount, $313,401 represents Mr. Bezzant's annual short term incentive bonus for 2013, and $12,000 represents a payout in 2013 pursuant to a prior year long-term cash grant.

(11) Of this amount, $314,147 represents Mr. Bezzant's annual short term incentive bonus for 2012, and $72,688 represents payouts in 2012 pursuant to prior year long-term cash grants.

GRANTS OF PLAN-BASED AWARDS IN 2013

The following table provides details regarding plan-based awards granted to the named executive officers during the year ended December 31, 2013.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Under-Lying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Sh)**	
Terry Considine	1/28/2013(1)	525,000	1,050,000	2,047,500	—	—	—	119,479	—	—	3,326,295
Ernest M. Freedman	1/28/2013(1)	200,000	400,000	710,000	—	—	—	22,010	—	—	612,758
Lisa R. Cohn	1/28/2013(1)	175,000	350,000	621,250	—	—	—	22,010	—	—	612,758
John Bezzant	1/28/2013(1)	153,425	306,849	490,959	—	—	—	15,572	—	—	433,524
	7/30/2013(3)	—	125,000	—	—	—	—	—	—	—	—
Miles Cortez	1/28/2013(1)	130,000	260,000	370,500	—	—	—	14,045	—	—	391,013

(1) On January 28, 2013, in connection with its review and determination of year-end 2012 compensation, the Committee approved certain compensation arrangements related to Mr. Considine and, in conjunction with Mr. Considine, the Committee approved certain compensation arrangements related to Messrs. Freedman, Bezzant and Cortez, and Ms. Cohn. For 2012, year-end bonuses were in the form of cash and equity, and because the equity grants were made in 2013 (even though they were for 2012 compensation), as required by the disclosure rules, the equity portion is shown above.

Pursuant to the 2007 Plan, the Committee made equity awards as follows: Mr. Considine — 119,479 shares of restricted stock; Mr. Freedman — 22,010 shares of restricted stock; Ms. Cohn — 22,010 shares of restricted stock; Mr. Bezzant — 8,385 shares of restricted stock; and Mr. Cortez — 14,045 shares of restricted stock. All of the foregoing equity awards vest ratably over four years beginning with the first anniversary of the grant date.

For the purpose of retention and to bring the "switching costs" for Mr. Bezzant closer to the median switching costs of comparable positions within the Aimco peer group, the Committee made an equity award to Mr. Bezzant of 7,187 shares of restricted stock, vesting ratably over four years beginning August 1, 2014. This award was made pursuant to the 2007 Plan.

The number of shares of restricted stock granted was determined based on the average of the closing trading prices of Aimco's Common Stock on the New York Stock Exchange on the five trading days up to and including the grant date, or $27.83. Holders of restricted stock are entitled to receive any dividends declared and paid on such shares commencing on the date of grant.

(2) On January 28, 2013, the Committee made determinations of target total incentive compensation for 2013 based on achievement of Aimco's five corporate goals for 2013, and achievement of specific individual objectives. Target total incentive compensation amounts were as follows: Mr. Considine — $3.9 million; Mr. Freedman — $1.15 million; Ms. Cohn — $875,000; Mr. Bezzant — $806,849; and Mr. Cortez — $595,000. The table above indicates the target cash portion of these target total incentive amounts. The equity portions of these target total incentive amounts were awarded in 2014; therefore, pursuant to the applicable disclosure rules, such awards will be reflected in this table in Aimco's proxy statement for the 2015 annual meeting of stockholders.

(3) On July 30, 2013, in connection with his promotion to Chief Investment Officer, Aimco granted Mr. Bezzant a cash based incentive award, providing him with the opportunity to earn $125,000, contingent upon certain redevelopment projects being completed, with such amounts generally to be paid in four annual installments commencing in 2014 so long as Mr. Bezzant remains employed by the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2013

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2013, for the named executive officers, other than those awards that have been transferred for value. The table also shows unvested and unearned stock awards assuming a market value of $25.91 a share (the closing market price of the Company's Common Stock on the New York Stock Exchange on December 31, 2013).

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Terry Considine	202,429(3)	0(3)		8.92	2/3/2019	119,479(4)	3,095,701		
	194,451(5)	0(5)		28.33	1/29/2018	87,675(6)	2,271,659		
	842,620(7)	0(7)		28.33	1/29/2018	45,914(8)	1,189,632		
	215,546(9)	0(9)		42.43	2/5/2017	32,355(10)	838,318		
	130,634(11)	0(11)		42.43	2/5/2017				
	170,328(12)	0(12)		29.11	2/13/2016				
	705,622(13)	0(13)		29.11	2/13/2016				
	442,849(14)	0(14)		25.78	2/16/2015				
Ernest M. Freedman	2,269(15)	0(15)		28.33	1/29/2018	22,010(16)	570,279		
						13,844(17)	358,698		
						9,182(18)	237,906		
						29,517(19)	764,785		
						5,617(20)	145,536		
Lisa R. Cohn	8,102(21)	0(21)		28.33	1/29/2018	22,010(16)	570,279		
	988(22)	0(22)		21.72	2/19/2014	13,844(17)	358,698		
						9,182(18)	237,906		
						29,517(19)	764,785		
						5,355(23)	138,748		
John Bezzant	4,180(24)	0(24)		28.33	1/29/2018	8,385(25)	217,255		
						7,187(26)	186,215		
						3,077(27)	79,725		
						2,214(28)	57,365		
						7,871(29)	203,938		
Miles Cortez	11,102(30)	0(30)		28.33	1/29/2018	14,045(31)	363,906		
						8,768(32)	227,179		
						6,542(33)	169,503		
						5,767(34)	149,423		

(1) Pursuant to the anti-dilution provisions of the plan pursuant to which the options were granted, the number of shares subject to the then outstanding options and the exercise price of such options were adjusted, where applicable, to reflect the special dividends paid in January 2008, August 2008, December 2008, and January 2009. The footnotes to each option award provide the original number of shares subject to the option and the original exercise price on the grant date.

(2) Amounts reflect the number of shares of restricted stock that have not vested multiplied by the market value of $25.91 per share, which was the closing market price of Aimco's Common Stock on December 31, 2013.

(3) This option was granted for the purchase of 809,717 shares at an exercise price of $8.92 per share and vested 25% on each anniversary of the grant date of February 3, 2009; the option was exercised in part for 202,430 shares on May 6, 2010, for 202,429 shares on February 8, 2011, and for 202,429 shares on February 28, 2012.

(4) This restricted stock award was granted January 28, 2013, for a total of 119,479 shares and vests 25% on each anniversary of the grant date.

(5) This option was granted for the purchase of 138,249 shares at an exercise price of $39.85 per share and vested 100% on the first anniversary of the grant date of January 29, 2008.

(6) This restricted stock award was granted January 30, 2012, for a total of 116,900 shares and vests 25% on each anniversary of the grant date.

(7) This option was granted for the purchase of 599,078 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(8) This restricted stock award was granted January 31, 2011, for a total of 91,830 shares and vests 25% on each anniversary of the grant date.

(9) This option was granted for the purchase of 146,018 shares at an exercise price of $62.63 per share and vested 25% on each anniversary of the grant date of February 5, 2007.

(10) This restricted stock award was granted February 26, 2010, for a total of 129,419 shares and vests 25% on each anniversary of the grant date.

(11) This option was granted for the purchase of 88,496 shares at an exercise price of $62.63 per share and vests 20% on each anniversary of the grant date of February 5, 2007.

(12) Because Aimco earned at least $2.40 per share of adjusted funds from operations for 2006, this option grant for the purchase of 115,385 shares at an exercise price of $42.98 per share vested on the first anniversary of the grant date of February 13, 2006.

(13) This option was granted for the purchase of 478,011 shares at an exercise price of $42.98 per share and vested 20% on each anniversary of the grant date of February 13, 2006.

(14) This option was granted for the purchase of 300,000 shares at an exercise price of $38.05 per share and vested 20% on each anniversary of the grant date of February 16, 2005.

(15) This option was granted for the purchase of 1,613 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(16) This restricted stock award was granted on January 28, 2013, for a total of 22,010 shares and vests 25% on each anniversary of the grant date.

(17) This restricted stock award was granted January 30, 2012, for a total of 18,458 shares and vests 25% on each anniversary of the grant date.

(18) This restricted stock award was granted January 31, 2011, for a total of 18,366 shares and vests 25% on each anniversary of the grant date.

(19) This restricted stock award was granted January 31, 2011, for a total of 39,355 shares and vests 12.5% on each of August 1, 2012, August 1, 2013, and August 1, 2014, and 62.5% on August 1, 2015.

(20) This restricted stock award was granted February 26, 2010, for a total of 22,469 shares and vests 25% on each anniversary of the grant date.

(21) This option was granted for the purchase of 5,760 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(22) This option was granted for the purchase of 1,116 shares at an exercise price of $32.05 per share and vested 20% on each anniversary of the grant date of February 19, 2004; the option was exercised in part for 447 shares on August 29, 2006.

(23) This restricted stock award was granted February 26, 2010, for a total of 21,421 shares and vests 25% on each anniversary of the grant date.

(24) This option was granted for the purchase of 2,972 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(25) This restricted stock award was granted January 28, 2013, for a total of 8,385 shares and vests 25% on each anniversary of the grant date.

(26) This restricted stock award was granted January 28, 2013, for a total of 7,187 shares and vests 25% on each anniversary of the grant date.

(27) This restricted stock award was granted January 30, 2012, for a total of 4,102 shares and vests 25% on each anniversary of the grant date.

(28) This restricted stock award was granted January 31, 2011, for a total of 4,428 shares and vests 25% on each anniversary of the grant date.

(29) This restricted stock award was granted January 31, 2011, for a total of 7,871 shares and vests 50% on each of August 1, 2014 and August 1, 2015.

(30) This option was granted for the purchase of 7,893 shares at an exercise price of $39.85 per share and vested 25% on each anniversary of the grant date of January 29, 2008.

(31) This restricted stock award was granted on January 28, 2013, for a total of 14,045 shares and vests 25% on each anniversary of the grant date.

(32) This restricted stock award was granted January 30, 2012, for a total of 11,690 shares and vests 25% on each anniversary of the grant date.

(33) This restricted stock award was granted January 31, 2011, for a total of 13,086 shares and vests 25% on each anniversary of the grant date.

(34) This restricted stock award was granted February 26, 2010, for a total of 23,068 shares and vests 25% on each anniversary of the grant date.

OPTION EXERCISES AND STOCK VESTED IN 2013

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during the year ended December 31, 2013, for the persons named in the Summary Compensation Table above.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Terry Considine	—	N/A	84,538	2,387,377
Ernest M. Freedman	—	N/A	19,742	563,035
Lisa R. Cohn	—	N/A	26,580	749,775
John Bezzant	—	N/A	2,132	58,489
Miles Cortez	27,729	243,461	19,061	534,503

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amounts reflect the market price of the stock on the day the shares of restricted stock vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In the table and discussion that follows, payments and other benefits payable upon early termination and change in control situations are set out as if the conditions for payments had occurred and/or the terminations took place on December 31, 2013. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown. The amounts set forth below are estimates of the amounts which could be paid out to the named executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such named executive officers' separation from Aimco.

Mr. Considine's 2008 Employment Agreement

Under his 2008 employment agreement, Mr. Considine is not entitled to any additional or special payments upon the occurrence of a change in control. Mr. Considine's "walk right" under the 1994 employment agreement (that is, his right to severance payments upon his terminating employment with the Company within two years following a change in control) was eliminated. The definition of "change in control" was also narrowed to increase the required percentage of change in ownership and to require the occurrence of the applicable change in control event, rather than just stockholder approval of such event.

In the event Mr. Considine's employment is terminated without cause by Aimco, by Mr. Considine for good reason, or for reason of disability, Mr. Considine will be entitled to: a lump sum cash payment equal to two times the sum of his base salary at the time of termination and $1.65 million, subject to certain limited deductions; the amount of any STI earned but unpaid for the fiscal year preceding the termination date; a pro-rata portion of a $1.65 million STI amount for the fiscal year in which the termination occurs; continued medical coverage at Aimco's expense until the earlier of (a) eighteen months following the date of termination, or (b) Mr. Considine becoming eligible for coverage under the medical plans of a subsequent employer, provided that in the event Mr. Considine's medical coverage terminates pursuant to (a), he will be entitled to a lump sum payment equal to six times the monthly COBRA premium then in effect; and immediate and full acceleration of any unvested stock awards and outstanding unvested stock options, with all outstanding stock options (along with all options already vested) remaining exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term.

In the event of Mr. Considine's disability, the lump sum cash payment described above shall be offset by any long-term disability benefits received under Aimco's long-term disability insurance plan. In the event of a qualifying disability, Mr. Considine is entitled to $10,000 per month in long-term disability pay for the length of the qualifying disability up to age 65.

In the event of Mr. Considine's death, Aimco will pay or provide to Mr. Considine's estate the amount of any STI earned but unpaid for the prior fiscal year, and all equity-based and other long-term incentive awards granted to Mr. Considine will become immediately fully vested and payable, as applicable, and all outstanding stock option awards will remain exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term.

Under the employment agreement, in the event payments to Mr. Considine are subject to the excise tax imposed by Section 4999 of the Code, Mr. Considine is entitled to receive a limited gross-up payment, subject to a maximum of $5 million. If covered payments are less than 10% over the permitted limit, Mr. Considine is required to reduce his payments to avoid triggering a gross-up payment.

Accelerated Vesting Upon Change of Control

The restricted stock and stock option agreements pursuant to which restricted stock and stock option awards have been made to Messrs. Considine, Freedman, Bezzant and Cortez and Ms. Cohn provide that upon a change of control, all outstanding shares of restricted stock become immediately and fully vested and all unvested stock options become immediately and fully vested and remain exercisable (along with all options already vested) for the remainder of the term of the option.

Accelerated Vesting upon Termination of Employment Due to Death or Disability

As set forth above, in the event Mr. Considine's employment is terminated for reason of disability, Mr. Considine will be entitled to immediate and full acceleration of any unvested stock awards and outstanding unvested stock options, with all outstanding stock options (along with all options already vested) remaining exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term. In the event of Mr. Considine's death, all equity-based and other long-term incentive awards granted to Mr. Considine will become immediately fully vested and payable, as applicable, and all outstanding stock option awards will remain exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term.

The restricted stock and stock option agreements pursuant to which restricted stock and stock option awards have been made to Messrs. Freedman, Bezzant and Cortez and Ms. Cohn provide that upon termination of employment due to death or disability, all outstanding shares of restricted stock become immediately and fully vested and all unvested stock options become immediately and fully vested and remain exercisable (along with all options already vested) for the remainder of the term of the option.

Non-competition and Non-Solicitation Agreements

Effective in January 2002 for Messrs. Considine and Cortez, and in connection with their employment by Aimco for Messrs. Freedman and Bezzant and Ms. Cohn, Aimco entered into certain non-competition and/or non-solicitation agreements with each executive. Mr. Considine's 2002 non-competition and non-solicitation agreement was replaced by his December 2008 employment agreement. Pursuant to the agreements, each of these named executive officers agreed that during the term of his or her employment with the Company and for a period of two years following the termination of his or her employment, except in circumstances where there was a change in control of the Company, he or she could not (i) be employed by a competitor of the Company named on a schedule to the agreement, (ii) solicit other employees to leave the Company's employment, or (iii) solicit customers of Aimco to terminate their relationship with the Company. The agreements further required that the named executive officers protect Aimco's trade secrets and confidential information. The agreement for Mr. Freedman does not include the non-competition covenant as described in (i) above. For Messrs. Bezzant and Cortez and Ms. Cohn, the agreements provide that in order to enforce the above-noted non-competition condition following the executive's termination of employment by the Company without cause, each such executive will receive, for a period not to extend beyond the earlier of 24 months following such termination or the date of acceptance of employment with a non-competitor, (i) severance pay in an amount, if any, to be determined by the Company in its sole discretion and (ii) a monthly payment equal to two-thirds (2/3) of such executive's monthly base salary at the time of termination. For purposes of these agreements, "cause" is defined to mean, among other things, the executive's (i) breach of the agreement, (ii) failure to perform required employment services, (iii) misappropriation of Company funds or property, (iv) indictment, conviction, plea of guilty or plea of no contest to a crime involving fraud or moral turpitude, or (v) negligence, fraud, breach of fiduciary duty, misconduct or violation of law.

The following table summarizes the potential payments under various scenarios if they had occurred on December 31, 2013.

	Value of Accelerated Stock and Stock Options ($)(1)				Severance ($)						
Name	Change in Control	Death or Disability	Termination Without Cause	Termination With Good Reason	Change in Control	Death	Disability	Termination Without Cause	Termination For Good Reason	Non-Compete Payments ($)(2)
Terry Considine	7,395,310	7,395,310	7,395,310	7,395,310	—	—	6,176,030(3)(4)	6,176,030(4)	6,176,030(4)	—
Ernest M. Freedman	2,077,205	2,077,205	—	—	—	—	—	—	—	—
Lisa R. Cohn	2,070,416	2,070,416	—	—	—	—	—	—	—	500,000
John Bezzant	744,498	744,498	—	—	—	—	—	—	—	466,667
Miles Cortez	910,011	910,011	—	—	—	—	—	—	—	466,667

(1) Amounts reflect value of accelerated stock and options using the closing market price on December 31, 2013, of $25.91 per share.

(2) Amounts assume the agreements were enforced by the Company and the payments extended for 24 months.

(3) Amount does not reflect the offset for long-term disability benefit payments in the case of a qualifying disability under Aimco's long-term disability insurance plan.

(4) Amount consists of a lump sum cash payment equal to (a) two times the sum of his base salary and $1.65 million, (b) $1.65 million STI for 2013, and (c) 24 months of medical coverage reimbursement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information on equity compensation plans as of the end of the 2013 fiscal year under which equity securities of the Company are authorized for issuance is set forth in the following table.

Plan Category	Number of Securities To Be Issued upon Exercise of Outstanding Options Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Subject to Outstanding Unexercised Grants)
Equity compensation plans approved by security holders	2,991,207	$28.48	1,007,284
Equity compensation plans not approved by security holders	—	—	—

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

Aimco recognizes that related person transactions can present potential or actual conflicts of interest and create the appearance that Aimco's decisions are based on considerations other than the best interests of Aimco and its stockholders. Accordingly, as a general matter, it is Aimco's preference to avoid related person transactions. Nevertheless, Aimco recognizes that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of Aimco and its stockholders. The Nominating and Corporate Governance Committee, pursuant to a written policy approved by the Board, has oversight for related person transactions. The Nominating and Corporate Governance Committee will review transactions, arrangements or relationships in which (1) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (2) Aimco (or any Aimco entity) is a participant, and (3) any related party has or will have a direct or indirect interest (other than an interest arising solely as a result of being a director of another corporation or organization that is a party to the transaction or a less than 10 percent beneficial owner of another entity that is a party to the transaction). The Nominating and Corporate Governance Committee has also given its standing approval for certain types of related person transactions such as certain employment arrangements, director compensation, transactions with another entity in which a related person's interest is only by virtue of a non-executive employment relationship or limited equity position, and transactions in which all stockholders receive pro rata benefits. Since the beginning of 2013, there were no related person transactions that required review under the policy.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Aimco's executive officers and directors, and persons who own more than ten percent of a registered class of Aimco's equity securities, to file reports (Forms 3, 4 and 5) of stock ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and beneficial owners of more than ten percent of Aimco's registered equity securities are required by SEC regulations to furnish Aimco with copies of all such forms that they file.

Based solely on Aimco's review of the copies of Forms 3, 4 and 5 and the amendments thereto received by it for the year ended December 31, 2013, or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, Aimco believes that during the period ended December 31, 2013, all filing requirements were complied with by its executive officers and directors.

Stockholders' Proposals. Proposals of stockholders intended to be presented at Aimco's Annual Meeting of Stockholders to be held in 2015 must be received by Aimco, marked to the attention of the Corporate Secretary, no later than November 7, 2014, to be included in Aimco's proxy statement and form of proxy for that meeting. Proposals must comply with the requirements as to form and substance established by the SEC for proposals in order to be included in the proxy statement. Proposals of stockholders submitted to Aimco for consideration at Aimco's annual meeting of stockholders to be held in 2015 outside the processes of Rule 14a-8 (*i.e.*, the procedures for placing a stockholder's proposal in Aimco's proxy materials) will be considered untimely if received by the Company before December 30, 2014, or after January 29, 2015.

Other Business. Aimco knows of no other business that will come before the Meeting for action. As to any other business that comes before the Meeting, the persons designated as proxies will have discretionary authority to act in their best judgment.

Available Information. Aimco files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's public filings are also available to the public from commercial document retrieval services and on the internet site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows Aimco to "incorporate by reference" information into this Proxy Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for any information superseded by information contained directly in the Proxy Statement. This Proxy Statement incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (Commission file No. 1-13232). This document contains important information about the Company and its financial condition.

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the transaction). The Nominating and Corporate Governance Committee has also given its standing approval for certain types of related person transactions such as certain employment arrangements, director compensation, transactions with another entity in which a related person's interest is only by virtue of a non-executive employment relationship or limited equity position, and transactions in which all stockholders receive pro rata benefits. Since the beginning of 2013, there were no related person transactions that required review under the policy.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Aimco's executive officers and directors, and persons who own more than ten percent of a registered class of Aimco's equity securities, to file reports (Forms 3, 4 and 5) of stock ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and beneficial owners of more than ten percent of Aimco's registered equity securities are required by SEC regulations to furnish Aimco with copies of all such forms that they file.

Based solely on Aimco's review of the copies of Forms 3, 4 and 5 and the amendments thereto received by it for the year ended December 31, 2013, or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, Aimco believes that during the period ended December 31, 2013, all filing requirements were complied with by its executive officers and directors.

Stockholders' Proposals. Proposals of stockholders intended to be presented at Aimco's Annual Meeting of Stockholders to be held in 2015 must be received by Aimco, marked to the attention of the Corporate Secretary, no later than November 7, 2014, to be included in Aimco's proxy statement and form of proxy for that meeting. Proposals must comply with the requirements as to form and substance established by the SEC for proposals in order to be included in the proxy statement. Proposals of stockholders submitted to Aimco for consideration at Aimco's annual meeting of stockholders to be held in 2015 outside the processes of Rule 14a-8 (*i.e.*, the procedures for placing a stockholder's proposal in Aimco's proxy materials) will be considered untimely if received by the Company before December 30, 2014, or after January 29, 2015.

Other Business. Aimco knows of no other business that will come before the Meeting for action. As to any other business that comes before the Meeting, the persons designated as proxies will have discretionary authority to act in their best judgment.

Available Information. Aimco files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's public filings are also available to the public from commercial document retrieval services and on the internet site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows Aimco to "incorporate by reference" information into this Proxy Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for any information superseded by information contained directly in the Proxy Statement. This Proxy Statement incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (Commission file No. 1-13232). This document contains important information about the Company and its financial condition.

Aimco incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement and the date of the Meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Aimco has mailed all information contained or incorporated by reference in this Proxy Statement to stockholders.

If you are a stockholder, the Company may have sent you some of the documents incorporated by reference, but you can obtain any of them through the Company or the SEC or the SEC's internet site described above. Documents incorporated by reference are available from the Company without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in the Proxy Statement. Stockholders may obtain documents incorporated by reference in this Proxy Statement by requesting them in writing from the Company at the following address:

Corporate Secretary
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

If you would like to request documents from the Company, please do so by April 14, 2014, to receive them before the Meeting. If you request any incorporated documents, they will be mailed to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should rely only on the information contained or incorporated by reference in this Proxy Statement to vote your shares at the Meeting. The Company has not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement. This Proxy Statement is dated March 3, 2014. You should not assume that the information contained in the Proxy Statement is accurate as of any date other than that date.

THE BOARD OF DIRECTORS

March 3, 2014
Denver, Colorado

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Aimco
• APARTMENT HOMES •

March 3, 2014

My Fellow Shareholders,

On behalf of Apartment Investment and Management Company and the entire Aimco team, I am pleased to provide you with our 2013 10-K, our Corporate Citizenship Report, and the Proxy Statement for the Annual Meeting of Shareholders to be held in Denver on April 29, 2014.

2013 was another good year for Aimco and its shareholders: conventional Same Store Net Operating Income ("NOI") was up 5.1% year-over-year; AFFO per share was up by 14% and FFO per share was up by 11%. Following a 26% increase for 2013, we increased the dividend an additional 8% at the start of 2014. At year-end, Aimco's one-year total stockholder return was higher than the average among apartment REITs, and Aimco's five-year total stockholder return was the second highest among apartment REITs, outperforming both the MSCI US REIT Index and the S&P 500 Total Return Index.

Other 2013 highlights were:

1. Operations:

During 2013, Keith Kimmel and his team focused on increasing revenue and controlling expenses, all while improving customer satisfaction and retention. Revenue was up 4.4% year-over-year and Aimco's rate of revenue growth in our local markets was consistently above the average of our peers in the same markets. Customer satisfaction led to continued low turnover and average renewal rent increases of 5.1%. Property operating expenses before insurance, taxes and utility costs were down 0.6% from 2012. Over the past five years, the compound annual growth rate for Aimco's property operating expenses before taxes, insurance, and utilities is below zero.

In 2014, we plan for more of the same: higher rents earned by customer satisfaction and innovative approaches to improved customer service; cost control based on low customer turnover, attention to life-cycle costs and focus on efficient operations; and, as a result, increased NOI.

2. Portfolio Management and Redevelopment:

In August 2013, after having served as Executive Vice President, Transactions for more than two years, eight year Aimco teammate John Bezzant was appointed Executive Vice President and Chief Investment Officer.

Thanks to the hard work of John and his transactions team, our portfolio gets better and better. In our conventional portfolio, monthly revenues per apartment home were up 8% year-over-year...to $1,469. This outsized rate of growth reflects the impact of market rent growth, and more significantly, the impact of portfolio management through property sales and reinvestment in redevelopment and selected acquisitions. During 2013, we sold 16 of our lowest-rated conventional apartment communities with average revenues per apartment home of $874, 40% below the average of our retained portfolio. These sales and the sale of 13 affordable apartment communities generated about $200 million in cash proceeds to Aimco, which were reinvested in redevelopment and development projects, a few acquisitions, and property upgrades. In 2014, we plan to continue to upgrade our portfolio by making "paired trades" to sell lower-rated apartment communities to invest the cash proceeds in redevelopment and, possibly, some acquisitions.

During 2013, John and his redevelopment and construction services teams directed our investment of $194 million in redevelopments, two of which are now complete, and in one development. We expect to invest an additional $117 million over the next year or so in the five redevelopments now underway. At today's valuations, we expect these redevelopments to create about $2 per share of Net Asset Value. We also plan to invest over the next two or so years an additional $174 million in our One Canal Street development in downtown Boston, which we expect will begin lease-up in early 2016.

3. Balance Sheet:

Aimco leverage is largely fixed-rate, long term and non-recourse. For fourth quarter 2013, the ratio of our Debt plus Preferred Equity to EBITDA was 7.2:1. Ernie Freedman and Patti Fielding on his team successfully led our efforts to reduce leverage to our target...two years ahead of schedule. We expect leverage to continue to decline in the coming years as we continue to fund property debt amortization from retained earnings.

We enjoy ample liquidity with more than $167 million of cash and restricted cash on hand and a largely unused $600 million line of credit. Using a combination of proceeds from planned property sales and committed non-recourse property loans, funding plans for our 2014 redevelopment and development activities are largely in place.

At year-end, our pool of unencumbered apartment communities was $380 million. In 2014, we plan to continue to increase our financial flexibility by adding to our unencumbered pool apartment communities with current values totaling $145 to $195 million. Assuming no change in values, we expect our unencumbered pool at year-end 2014 to be between $525 and $575 million. We also continue discussions with rating agencies with the goal of obtaining an investment-grade rating. Our interest in an investment grade rating is the endorsement of our balance sheet. We do not intend a change in our reliance on non-recourse property debt and perpetual preferred stocks.

4. Simplification and Off-Site Cost Discipline:

We are focused on owning, operating and redeveloping a portfolio of apartment homes that is diversified by market and by price point, averaging B/B+ in quality. We believe that this diversification will provide the best balance of rent growth and predictability. We are committed to a high level of transparency, high quality of earnings, and limited non-recurring income.

In 2013, Aimco's gross off-site costs were 8% lower than in 2012, and 60% lower than in 2008. These substantial reductions are due to our work to simplify our business. Over the past two years, we have sold approximately 18,000 apartment homes, eliminating the related property management costs and capital replacement spending, and we have reinvested the sales proceeds in fewer apartment homes with higher rents, higher margins, and greater expected growth. The wind down of Aimco's affordable portfolio continues, with the reduction from 228 affordable apartment communities three years ago to 74 at the end of 2013.

In 2014, we expect off-site costs will be lower year-over-year by $5 million, as 2013 activities "earn-in" and as we continue our work to simplify and focus the Aimco business.

By emphasis on a collaborative, respectful and performance-oriented culture, we are making these substantial changes while maintaining high morale, achieving record scores for team engagement, and being recognized by the Denver Post as one of the top places to work in Colorado.

Over the past several years, Aimco has made significant strides towards our goal of being the best owner and operator of apartment communities. Our plan and commitment for 2014 is for more of the same progress in operations, portfolio quality, balance sheet strength, cost discipline, and collaborative teamwork. We believe that this is a proven formula to create shareholder value.

In all that we do, we benefit from the wise counsel of our directors who are each well qualified and highly engaged. With their help and the help of all my teammates, this is a happy time to work at Aimco!

On behalf of the Aimco Board of Directors and the entire Aimco team, I thank you for your investment. We are all working hard to make it more valuable.

Sincerely,

Terry

Terry Considine
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 1-13232 (Apartment Investment and Management Company)
Commission File Number 0-24497 (AIMCO Properties, L.P.)

Apartment Investment and Management Company
AIMCO Properties, L.P.
(Exact name of registrant as specified in its charter)

Maryland (Apartment Investment and Management Company) **Delaware (AIMCO Properties, L.P.)** **(State or other jurisdiction of incorporation or organization)**	**84-1259577** **84-1275621** **(I.R.S. Employer Identification No.)**
4582 South Ulster Street, Suite 1100 **Denver, Colorado** **(Address of principal executive offices)**	**80237** **(Zip Code)**

(303) 757-8101
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock (Apartment Investment and Management Company)	New York Stock Exchange
Class Z Cumulative Preferred Stock (Apartment Investment and Management Company)	New York Stock Exchange

Securities registered pursuant to Section 12(b) of the Act:
None (Apartment Investment and Management Company)
Partnership Common Units (AIMCO Properties, L.P.)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Apartment Investment and Management Company: Yes ☐ No ☒ *AIMCO Properties, L.P.:* Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Apartment Investment and Management Company:
Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

AIMCO Properties, L.P.:
Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Apartment Investment and Management Company: Yes ☐ No ☒ *AIMCO Properties, L.P.:* Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of Apartment Investment and Management Company held by non-affiliates of Apartment Investment and Management Company was approximately $4.3 billion as of June 30, 2013. As of February 20, 2014, there were 146,099,061 shares of Class A Common Stock outstanding.

Documents Incorporated by Reference

Portions of Apartment Investment and Management Company's definitive proxy statement to be issued in conjunction with Apartment Investment and Management Company's annual meeting of stockholders to be held April 29, 2014, are incorporated by reference into Part III of this Annual Report.

EXPLANATORY NOTE

This filing combines the Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, of Apartment Investment and Management Company, or Aimco, and AIMCO Properties, L.P., or the Aimco Operating Partnership. Where it is important to distinguish between the two entities, we refer to them specifically. Otherwise, references to "we," "us" or "our" mean collectively Aimco, the Aimco Operating Partnership and their consolidated subsidiaries.

Aimco, a Maryland corporation, is a self-administered and self-managed real estate investment trust, or REIT. Aimco, through wholly-owned subsidiaries, is the general and special limited partner of and, as of December 31, 2013, owned a 94.9% ownership interest in the common partnership units of, the Aimco Operating Partnership. The remaining 5.1% interest is owned by limited partners. As the sole general partner of the Aimco Operating Partnership, Aimco has exclusive control of the Aimco Operating Partnership's day-to-day management.

The Aimco Operating Partnership holds all of Aimco's assets and manages the daily operations of Aimco's business and assets. Aimco is required to contribute all proceeds from offerings of its securities to the Aimco Operating Partnership. In addition, substantially all of Aimco's assets must be owned through the Aimco Operating Partnership; therefore, Aimco is generally required to contribute all assets acquired to the Aimco Operating Partnership. In exchange for the contribution of offering proceeds or assets, Aimco receives additional interests in the Aimco Operating Partnership with similar terms (e.g., if Aimco contributes proceeds of a stock offering, Aimco receives partnership units with terms substantially similar to the stock issued by Aimco).

We believe combining the periodic reports of Aimco and the Aimco Operating Partnership into this single report provides the following benefits:

- presents our business as a whole, in the same manner our management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosures apply to both Aimco and the Aimco Operating Partnership; and
- saves time and cost through the preparation of a single combined report rather than two separate reports.

We operate Aimco and the Aimco Operating Partnership as one enterprise and the management of Aimco directs the management and operations of the Aimco Operating Partnership.

We believe it is important to understand the few differences between Aimco and the Aimco Operating Partnership in the context of how Aimco and the Aimco Operating Partnership operate as a consolidated company. Aimco has no assets or liabilities other than its investment in the Aimco Operating Partnership. Also, Aimco is a corporation that issues publicly traded equity from time to time, whereas the Aimco Operating Partnership is a partnership that has no publicly traded equity. Except for the net proceeds from stock offerings by Aimco, which are contributed to the Aimco Operating Partnership in exchange for additional limited partnership interests (of a similar type and in an amount equal to the shares of stock sold in the offering), the Aimco Operating Partnership generates all remaining capital required by its business. These sources include the Aimco Operating Partnership's working capital, net cash provided by operating activities, borrowings under its revolving credit facility, the issuance of secured debt and equity securities, including additional partnership units, and proceeds received from the sale of apartment communities.

Equity, partners' capital and noncontrolling interests are the main areas of difference between the consolidated financial statements of Aimco and those of the Aimco Operating Partnership. Interests in the Aimco Operating Partnership held by entities other than Aimco are classified within partners' capital in the Aimco Operating Partnership's financial statements and as noncontrolling interests in Aimco's financial statements.

To help investors understand the differences between Aimco and the Aimco Operating Partnership, this report provides separate consolidated financial statements for Aimco and the Aimco Operating Partnership; a single set of consolidated notes to such financial statements that includes separate discussions of Aimco's shareholders' equity and the Aimco Operating Partnership's partners' capital, as applicable; and a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that includes discrete information related to each entity.

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for Aimco and the Aimco Operating Partnership in order to establish that the requisite certifications have been made and that Aimco and the Aimco Operating Partnership are both compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 18 U.S.C. §1350.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.

TABLE OF CONTENTS

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2013

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. Certain information included in this Annual Report contains or may contain information that is forward-looking, within the meaning of the federal securities laws, including, without limitation, statements regarding: our ability to maintain current or meet projected occupancy; rental rates and property operating results; the effect of acquisitions, dispositions, developments and redevelopments; our ability to meet budgeted costs and timelines, and achieve budgeted rental rates related to our development and redevelopment projects; and our ability to comply with debt covenants, including financial coverage ratios.

Actual results may differ materially from those described in these forward-looking statements and, in addition, may be affected by a variety of risks and factors, some of which are beyond our control, including, without limitation: financing risks, including the availability and cost of financing and the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; the risk that our earnings may not be sufficient to maintain compliance with debt covenants; real estate risks, including fluctuations in real estate values and the general economic climate in the markets in which we operate and competition for residents in such markets; national and local economic conditions, including the pace of job growth and the level of unemployment; the terms of governmental regulations that affect us and interpretations of those regulations; the competitive environment in which we operate; the timing of acquisitions, dispositions, redevelopments and developments; insurance risk, including the cost of insurance; natural disasters and severe weather such as hurricanes; litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; energy costs; and possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of apartment communities presently owned or previously owned by us. In addition, our current and continuing qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code and depends on our ability to meet the various requirements imposed by the Internal Revenue Code, through actual operating results, distribution levels and diversity of stock ownership.

Readers should carefully review our financial statements and the notes thereto, as well as the section entitled "Risk Factors" described in Item 1A of this Annual Report and the other documents we file from time to time with the Securities and Exchange Commission.

PART I

Item 1. *Business*

The Company

Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. Aimco is a self-administered and self-managed real estate investment trust, or REIT. AIMCO Properties, L.P., or the Aimco Operating Partnership, is a Delaware limited partnership formed on May 16, 1994, to conduct our business, which is focused on the ownership, management and redevelopment of quality apartment communities located in the largest coastal and job growth markets of the United States.

Aimco, through its wholly-owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP Trust, owns a majority of the ownership interests in the Aimco Operating Partnership. Aimco conducts all of its business and owns all of its assets through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as "OP Units." OP Units include common partnership units, high performance partnership units and partnership preferred units, which we refer to as common OP Units, HPUs and preferred OP Units, respectively. We also refer to HPUs as common partnership unit equivalents. At December 31, 2013, after eliminations for units held by consolidated entities, the Aimco Operating Partnership had 153,837,804 common partnership units and equivalents outstanding. At December 31, 2013, Aimco owned 145,917,387 of the common partnership units (94.9% of the outstanding common partnership units and equivalents of the Aimco Operating Partnership) and Aimco had outstanding an equal number of shares of its Class A Common Stock, which we refer to as Common Stock.

As of December 31, 2013, our real estate portfolio consisted of 236 apartment communities with 60,553 apartment homes.

Business Overview

Our business activities are defined by a commitment to our core values of integrity, respect, collaboration, performance culture and a focus on our customers. These values and our corporate mission, to consistently provide quality apartment homes in a respectful environment delivered by a team of people who care, continually shape our culture. In all our dealings with residents, team members, business partners and equity holders, we aim to be the best owner and operator of apartment communities and an outstanding corporate citizen.

Our principal financial objective is to provide predictable and attractive returns to our equity holders, as measured by growth in our Net Asset Value and Adjusted Funds From Operations (each defined in Item 7). Our business plan to achieve this objective is to:

- operate our portfolio of desirable apartment homes with valued amenities, with a high level of customer service and in an efficient manner that realizes the benefits of our local management expertise;
- improve our geographically diversified portfolio of apartment communities, which average "B/B+" in quality (defined under the Portfolio Management heading below) by selling apartment communities inconsistent with our portfolio strategy and investing the proceeds from such sales through property upgrades, capital improvements, redevelopment, development and acquisition of higher-quality apartment communities; and
- provide financial leverage primarily by the use of non-recourse, long-dated, fixed-rate property debt and perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk and provides a hedge against increases in interest rates, capitalization rates and inflation.

Our business is organized around two core activities: Property Operations and Portfolio Management. Our core activities, along with our leverage strategy, are described in more detail below.

Property Operations

Our property operations consist primarily of our diversified portfolio of market-rate apartment communities, which we refer to as conventional apartment communities. At December 31, 2013, our conventional property operations consisted of 162 apartment communities with 50,486 apartment homes in which we held an average ownership of approximately 97% We also operate a portfolio of affordable apartment communities, which consists of apartments with rents that are generally paid, in whole or part, by a government agency. At December 31, 2013, our affordable property operations consisted of 74 apartment communities with 10,067 apartment homes in which we held an average ownership of approximately 87%. Our conventional and affordable property operations comprise our reportable segments and generated 90% and 10%, respectively, of our proportionate property net operating income (as defined in Item 7) during the year ended December 31, 2013. Over the next four to five years, we expect to dispose of our affordable apartment communities and reinvest the proceeds in our conventional portfolio.

Our property operations are organized into two geographic areas, the West and East. To manage our portfolio more efficiently and to increase the benefits from our local management expertise, we have given direct responsibility for operations within each area to area operations leaders with regular senior management reviews. To enable the area operations leaders to focus on sales and service, as well as to improve financial control and budgeting, we have dedicated area financial officers to support the operations leaders. Additionally, with the exception of routine maintenance and purchases and installation of equipment and other capital assets, our specialized Redevelopment and Construction Services group manages capital spending related to larger capital and construction projects, thus reducing the need for the area operations leaders to spend time on oversight of such projects.

We seek to improve our property operations by: employing service-oriented, well-trained employees; upgrading systems; standardizing business processes, operational measurements and internal reporting; and enhancing financial controls over field operations. We focus on the following areas:

- *Customer Service.* Our operating culture is focused on our residents. Our goal is to provide our residents with a high level of service in clean, safe and attractive communities. We have automated certain aspects of our on-site operations to enable our on-site employees to focus more of their time on customer service as well as allow our current and future residents to interact with us in methods that are more efficient and effective for them, such as placing self-service work orders, self-guided apartment community tours and electronic leases and renewals. We evaluate our performance through a customer satisfaction tracking system. In addition, we emphasize the quality of our on-site employees through recruiting, training and retention programs, which we believe contributes to improved customer service and leads to increased occupancy rates and enhanced operational performance.

- *Resident Selection and Retention.* In apartment communities, neighbors are a meaningful part of the product, together with the location of the community and the physical quality of the apartment homes. Part of our property operations strategy is to focus on resident acquisition and retention—attracting and retaining credit-worthy residents who are good neighbors. We have structured goals and coaching for all of our sales personnel, a tracking system for inquiries and a standardized renewal communication program. We have standardized residential financial stability requirements and have policies and monitoring practices to maintain our resident quality.

- *Revenue Management and Ancillary Services.* For our conventional apartment communities, we have a centralized revenue management system that leverages people, processes and technology to work in partnership with our area operational management teams to develop rental rate pricing. We seek to increase revenue and net operating income by optimizing the balance between rental and occupancy rates, as well as taking into consideration the cost of preparing an apartment home for a new resident. We are also focused on careful measurements of on-site operations, as we believe that timely and accurate collection of apartment community performance and resident profile data will enable us to maximize revenue through better property management and leasing decisions. We have standardized policies for new and renewal pricing with timely data and analysis by floor-plan, thereby enabling us to respond quickly to changing supply and demand for our product and maximize rental revenue. We also generate incremental revenue by providing services to our residents, including cable television, telephone services, appliance rental, and carport, garage and storage space rental at certain apartment communities.

- *Controlling Expenses.* Cost controls are accomplished by local focus at the area level; taking advantage of economies of scale at the corporate level; and through electronic procurement.

- *Maintaining and Improving Apartment Community Quality.* We believe that the physical condition and amenities of our apartment communities are important factors in our ability to maintain and increase rental rates. We invest in the maintenance and improvement of our apartment communities primarily through: Capital Improvements, which are non-redevelopment capital additions that are made to enhance the value, profitability or useful life of an asset from its original purchase condition; Capital Replacements, which represent the share of additions that are deemed to replace the consumed portion of acquired capital assets; and Property Upgrades, which may include kitchen and bath remodeling, energy conservation projects, and investments in longer-lived materials designed to reduce turnover costs, such as simulated wood flooring and granite countertops. We also improve apartment community quality through the redevelopment of certain apartment communities in superior locations. Refer to the Portfolio Management section below for further discussion of our redevelopment program. Refer to the Liquidity and Capital Resources discussion within Item 7 for further information regarding our capital spending activities.

Portfolio Management

Portfolio management involves the ongoing allocation of investment capital to meet our geographic and product type goals. We target geographic balance in our diversified portfolio in order to optimize risk-adjusted returns and to avoid the risk of undue concentration in any particular market. We also seek to balance the portfolio by product type, with both high quality apartment communities in excellent locations and also high land value apartment communities that support redevelopment activities.

Our portfolio strategy seeks predictable rent growth from a portfolio of "A," "B" and "C" quality conventional apartment communities, which average "B/B+" in quality and are diversified among the largest coastal and job growth markets in the United States, as measured by total apartment value. We measure conventional apartment community quality based on average rents of our apartment homes compared to local market average rents as reported by a third-party provider of commercial real estate performance and analysis. Under this rating system, we classify as "A" quality apartment communities those earning rents greater than 125% of the local market average, as "B" quality apartment communities those earning rents 90% to 125% of the local market average and as "C" quality apartment communities those earning rents less than 90% of the local market average. We classify as "B/B+" those apartment communities earning rents ranging from 100% to 125% of the local market average. Although some companies and analysts within the multifamily real estate industry use apartment community class ratings of "A," "B" and "C," some of which are tied to local market rent averages, the metrics used to classify apartment community quality as well as the timing for which local markets rents are calculated may vary from company to company. Accordingly, our rating system for measuring apartment community quality is neither broadly nor consistently used in the multifamily real estate industry. For the three months ended September 30, 2013, the most recent period for which market average rent information is available, our conventional portfolio's rents averaged 105% of local market average rents.

We expect to sell each year the lowest-rated 5% to 10% of our portfolio and to reinvest the sale proceeds in apartment communities already in our portfolio, through Property Upgrades, Capital Improvements and redevelopment, or through the purchase of other apartment communities and, in limited situations, the development of apartment communities. The apartment communities we expect to sell are those with lower projected returns, lower operating margins, and lower expected future rent growth. These apartment communities are often located in markets we deem less desirable than our target markets.

We invest in the redevelopment of certain apartment communities in superior locations, when we believe the investment will yield returns in excess of those from the apartment communities we sell to fund the equity component of the redevelopments. We have historically undertaken a range of redevelopment projects: from those in which there is significant renovation, such as exteriors, common areas or apartment home improvements, typically done upon lease expirations without the need to vacate apartment homes on any wholesale or substantial basis, to those in which a substantial number of all available apartment homes are vacated for significant renovations to the apartment community. Redevelopment work may also include seeking entitlements from local governments, which enhance the value of our existing portfolio by increasing density, that is, the right to add apartment homes to a site. We also undertake ground-up development, either directly in connection with the redevelopment of an existing apartment community or, on a more limited basis, at a new location with a third party development partner with expertise in the local market. We have a specialized Redevelopment and Construction Services group to oversee these projects.

Refer to the Executive Overview within Item 7 for information regarding our Portfolio Management activities during the year ended December 31, 2013.

Leverage Strategy

Our leverage strategy seeks to balance our desire to increase financial returns with the inherent risks of leverage and we have set leverage targets of Debt and Preferred Equity to EBITDA (on a proportionate basis) of less than 7.0x and EBITDA Coverage of Interest and Preferred Dividends (on a proportionate basis) of greater than 2.5x. Our annualized ratios for the three months ended December 31, 2013 were 7.2x and 2.6x, respectively. We also focus on the ratios of Debt to EBITDA (on a proportionate basis) and EBITDA Coverage of Interest (on a proportionate basis). We expect future leverage reduction from earnings growth and from regularly scheduled property debt amortization funded from retained earnings. Our leverage ratios, including definitions of the numerators and denominators used in their calculation, are discussed further under the Executive Overview heading in Item 7.

At December 31, 2013, approximately 96% of our leverage consisted of property-level, non-recourse, long-dated debt and 3% consisted of perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk. The weighted average maturity of our property-level debt was 8.2 years, with 1.9% of our unpaid principal balance maturing during 2014 and, on average, 7.8% of our unpaid principal balance maturing per year from 2015 through 2017. Approximately 97% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates and inflation.

During 2013, one of the rating agencies completed its initial review of our creditworthiness and outlined the factors that may have a positive impact on our ratings. These factors are: growing the unencumbered asset pool to more than $500 million (based on a stressed 8% capitalization rate) with asset quality consistent with the overall portfolio; sustaining leverage, defined by the rating agency as the ratio of net debt to recurring operating EBITDA, below 7.5x; and sustaining a fixed charge coverage ratio, also as defined by the rating agency, above 2.0x. Our stated leverage targets are in line with, or more conservative than, those indicated by the rating agency. In addition, through our normal course of refinancing activity as loans mature, we have the opportunity to grow our unencumbered pool by $150 to $200 million per year.

Although our primary sources of leverage are property-level, non-recourse, long-dated, fixed-rate, amortizing debt and perpetual preferred equity, we also have a Senior Secured Credit Agreement with a syndicate of financial institutions, which we refer to as our Credit Agreement. The Credit Agreement provides for $600.0 million of revolving loan commitments which we use for working capital and other short-term purposes. As of December 31, 2013, pursuant to our Credit Agreement, we had the capacity to borrow $505.0 million, net of $50.4 million of outstanding borrowings and $44.6 million for undrawn letters of credit backed by the Credit Agreement. The Credit Agreement matures in September 2017, and may be extended for an additional one-year period, subject to certain conditions.

Competition

In attracting and retaining residents to occupy our apartment communities we compete with numerous other housing alternatives. Our apartment communities compete directly with other rental apartments as well as condominiums and single-family homes that are available for rent or purchase in the markets in which our apartment communities are located. Principal factors of competition include rent or price charged, attractiveness of the location and apartment community and quality and breadth of services. The number of competitive apartment communities relative to demand in a particular area has a material effect on our ability to lease apartment homes at our communities and on the rents we charge. In certain markets there exists an oversupply of single family homes and condominiums and a reduction of households, both of which affect the pricing and occupancy of our rental apartments.

We also compete with other real estate investors, including other apartment REITs, pension and investment funds, partnerships and investment companies in acquiring, redeveloping, managing, obtaining financing for and disposing of apartment communities. This competition affects our ability to acquire apartment communities we want to add to our portfolio and the price that we pay in such acquisitions; our ability to finance or refinance communities in our portfolio and the cost of such financing; and our ability to dispose of communities we no longer desire to retain in our portfolio and the timing and price for which we dispose of such communities.

Taxation

Aimco

Aimco has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, commencing with our taxable year ended December 31, 1994, and intends to continue to operate in such a manner. Aimco's current and continuing qualification as a REIT depends on its ability to meet the various requirements imposed by the Code, which relate to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If Aimco qualifies for taxation as a REIT, Aimco will generally not be subject to United States Federal corporate income tax on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if Aimco qualifies as a REIT, Aimco may be subject to United States Federal income and excise taxes in various situations, such as on its undistributed income. Aimco also will be required to pay a 100% tax on any net income on non-arm's length transactions between Aimco and a taxable REIT subsidiary (described below) and on any net income from sales of apartment communities that were held for sale to customers in the ordinary course. In addition, Aimco could also be subject to the alternative minimum tax, or AMT, on our items of tax preference. State and local tax laws may not conform to the United States Federal income tax treatment, and Aimco and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which Aimco transacts business or Aimco's stockholders reside. Any taxes imposed on Aimco reduce our operating cash flow and net income.

Certain of Aimco's operations or a portion thereof, including property management, asset management and risk management are conducted through taxable REIT subsidiaries, each of which we refer to as a TRS. A TRS is a subsidiary C-corporation that has not elected REIT status and, as such, is subject to United States Federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain apartment communities.

The Aimco Operating Partnership

The Aimco Operating Partnership is treated as a "pass-through" entity for United States Federal income tax purposes and is not subject to United States Federal income taxation. Each of its partners, however, is subject to tax on his or her allocable share of partnership tax items, including partnership income, gains, losses, deductions and credits, or Partnership Tax Items, for each taxable year during which he or she is a partner, regardless of whether he or she receives any actual distributions of cash or other property from the Aimco Operating Partnership during the taxable year. Generally, the characterization of any particular partnership tax item is determined by us, rather than at the partner level, and the amount of a partner's allocable share of such item is governed by the terms of the Aimco Operating Partnership's Partnership Agreement. The General Partner is our "tax matters partner" for United States Federal income tax purposes. The tax matters partner is authorized, but not required, to take certain actions on behalf of the Aimco Operating Partnership with respect to tax matters. The Aimco Operating Partnership is subject to tax in certain states.

Regulation

General

Apartment communities and their owners are subject to various laws, ordinances and regulations, including those related to real estate broker licensing and regulations relating to recreational facilities such as swimming pools, activity centers and other common areas. Changes in laws increasing the potential liability for environmental conditions existing on apartment communities or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect our net income and cash flows from operating activities. In addition, future enactment of rent control or rent stabilization laws, such as legislation that has been considered in New York, or other laws regulating multifamily housing may reduce rental revenue or increase operating costs in particular markets.

Environmental

Various Federal, state and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials present on an apartment community. These materials may include lead-based paint, asbestos, polychlorinated biphenyls, and petroleum-based fuels, among other miscellaneous materials. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such materials. In connection with the ownership, operation and management of apartment communities, we could potentially be liable for environmental liabilities or costs associated with our apartment communities or communities we acquire or manage in the future. These and other risks related to environmental matters are described in more detail in Item 1A, "Risk Factors."

Insurance

Our primary lines of insurance coverage are property, general liability, and workers' compensation. We believe that our insurance coverages adequately insure our apartment communities against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, terrorism and other perils, and adequately insure us against other risk. Our coverage includes deductibles, retentions and limits that are customary in the industry. We have established loss prevention, loss mitigation, claims handling and litigation management procedures to manage our exposure.

Employees

At December 31, 2013, we had 1,932 employees, of which 1,352 were at the apartment community level, performing various on-site functions, with the balance managing corporate and area operations, including investment and debt transactions, legal, financial reporting, accounting, information systems, human resources and other support functions. As of December 31, 2013, unions represented 92 of our employees. We have never experienced a work stoppage and believe we maintain satisfactory relations with our employees.

Available Information

Our combined Annual Report on Form 10-K, our combined Quarterly Reports on Form 10-Q, Current Reports on Form 8-K filed by Aimco and/or the Aimco Operating Partnership and any amendments to any of those reports that we file with the Securities and Exchange Commission are available free of charge as soon as reasonably practicable through Aimco's website at www.aimco.com. The information contained on Aimco's website is not incorporated into this Annual Report. Aimco's Common Stock is listed on the New York Stock Exchange under the symbol "AIV." In 2013, Aimco's chief executive officer submitted his annual corporate governance listing standards certification to the New York Stock Exchange, which certification was unqualified.

Item 1A. ***Risk Factors***

The risk factors noted in this section and other factors noted throughout this Annual Report, describe certain risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statement.

Redevelopment, development and construction risks could affect our profitability.

We are currently redeveloping, and we intend to continue to redevelop, certain of our apartment communities. Additionally, during 2013, we commenced the development of a 12-story apartment building in Boston, Massachusetts. During 2014, we expect to invest approximately $185 million to $220 million in conventional redevelopment and development activities. Redevelopment and development activities are subject to the following risks:

- we may be unable to obtain, or experience delays in obtaining, necessary zoning, occupancy, or other required governmental or third party permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities;
- we may incur costs that exceed our original estimates due to increased material, labor or other costs, such as litigation;
- we may be unable to complete construction and lease up of an apartment community on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues;
- occupancy rates and rents at an apartment community may fail to meet our expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities;
- we may be unable to obtain financing with favorable terms, or at all, which may cause us to delay or abandon an opportunity;
- we may abandon opportunities that we have already begun to explore for a number of reasons, including changes in local market conditions or increases in construction or financing costs, and, as a result, we may fail to recover costs already incurred in exploring those opportunities;
- we may incur liabilities to third parties during the redevelopment or development process;
- unexpected events or circumstances may arise during the redevelopment or development process that affect the timing of completion and the cost and profitability of the project; and
- loss of a key member of a project team could adversely affect our ability to deliver projects on time and within our budget.

If we are not successful in our acquisition of apartment communities, our results of operations could be adversely affected.

The selective acquisition of apartment communities is a component of our strategy. However, we may not be able to complete transactions successfully in the future. Although we seek to acquire apartment communities when such acquisitions increase our Net Asset Value, Adjusted Funds From Operations, Pro forma Funds From Operations and property net operating income, such transactions may fail to perform in accordance with our expectations. In particular, following acquisition, the value and operational performance of an apartment community may be diminished if obsolescence or neighborhood changes occur before we are able to redevelop or sell the community.

Because real estate investments are relatively illiquid, we may not be able to sell apartment communities when appropriate.

Real estate investments are relatively illiquid and cannot always be sold quickly. REIT tax rules also restrict our ability to sell apartment communities. Thus, we may not be able to change our portfolio promptly in response to changes in economic or other market conditions. Our ability to dispose of apartment communities in the future will depend on prevailing economic and market conditions, including the cost and availability of financing. This could have a material adverse effect on our financial condition or results of operations.

Competition could limit our ability to lease apartment homes or increase or maintain rents.

Our apartment communities compete for residents with other housing alternatives, including other rental apartments and condominiums, and, to a lesser degree, single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. Competitive residential housing in a particular area could adversely affect our ability to lease apartment homes and to increase or maintain rental rates.

Failure to generate sufficient net operating income may adversely affect our liquidity, limit our ability to fund necessary capital expenditures or adversely affect our ability to pay dividends or distributions.

Our ability to fund necessary capital expenditures on our apartment communities depends on, among other things, our ability to generate net operating income in excess of required debt payments. If we are unable to fund capital expenditures on our apartment communities, we may not be able to preserve the competitiveness of our communities, which could adversely affect our net operating income.

Our ability to make payments to our investors depends on our ability to generate net operating income in excess of required debt payments and capital expenditure requirements. Our net operating income and liquidity may be adversely affected by events or conditions beyond our control, including:

- the general economic climate;
- an inflationary environment in which the costs to operate and maintain our communities increase at a rate greater than our ability to increase rents, which we can only do upon renewal of existing leases or at the inception of new leases;
- competition from other apartment communities and other housing options;
- local conditions, such as loss of jobs, unemployment rates or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;
- changes in governmental regulations and the related cost of compliance;
- changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing; and
- changes in interest rates and the availability of financing.

Our existing and future debt financing could render us unable to operate, result in foreclosure of our apartment communities, prevent us from making distributions on our equity or otherwise adversely affect our liquidity.

We are subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on secured debt, our lenders could foreclose on the apartment communities and other collateral securing such debt, which would result in loss of income and asset value to us. As of December 31, 2013, the majority of our apartment communities were encumbered by debt. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our communities or pay distributions required to be paid in order to maintain Aimco's qualification as a REIT.

Disruptions in the financial markets could affect our ability to obtain financing and the cost of available financing and could adversely affect our liquidity.

Our ability to obtain financing and the cost of such financing depends on the overall condition of the United States credit markets. In recent years, the United States credit markets experienced significant liquidity disruptions, which caused the spreads on debt financings to widen considerably and made obtaining financing, both non-recourse property debt and corporate borrowings, such as our Credit Agreement, more difficult. Additionally, Federal Home Loan Mortgage Corporation, or Freddie Mac, and Federal National Mortgage Association, or Fannie Mae, have historically provided significant capital in the secondary credit markets at a relatively low cost. Freddie Mac and Fannie Mae are currently under conservatorship of the Housing Finance Agency, and their future role in the housing finance market is uncertain. Any significant reduction in Freddie Mac's or Fannie Mae's level of involvement in the secondary credit markets may adversely affect the pricing at which we may obtain non-recourse property debt financing.

If our ability to obtain financing is adversely affected, we may be unable to satisfy scheduled maturities on existing financing through other sources of liquidity, which could result in lender foreclosure on the apartment communities securing such debt and loss of income and asset value, each of which would adversely affect our liquidity.

Increases in interest rates would increase our interest expense and reduce our profitability.

As of December 31, 2013, on a consolidated basis, we had approximately $195.4 million of variable-rate indebtedness outstanding and $37.0 million of variable rate preferred securities outstanding. We estimate that an increase in 30-day LIBOR of 100 basis points with constant credit risk spreads would result in our net income and the amount of net income attributable to our common security holders (including Aimco common stockholders and the Aimco Operating Partnership's common unitholders) being reduced (or the amounts of net loss and net loss attributable to our common equity holders being increased) by approximately $1.6 million and $1.8 million, respectively, on an annual basis.

At December 31, 2013, we had approximately $182.8 million in cash and cash equivalents and restricted cash, a portion of which bear interest at variable rates indexed to LIBOR-based rates, and which may mitigate the effect of an increase in variable rates on our variable-rate indebtedness and preferred securities discussed above.

Covenant restrictions may limit our ability to make payments to our investors.

Some of our debt and other securities contain covenants that restrict our ability to make distributions or other payments to our investors unless certain financial tests or other criteria are satisfied. Our Credit Agreement provides, among other things, that we may make distributions to our investors during any four consecutive fiscal quarters in an aggregate amount that does not exceed the greater of 95% of our Funds From Operations for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain Aimco's REIT status. Our outstanding classes of preferred stock or preferred units prohibit the payment of dividends on our Common Stock or common partnership units if we fail to pay the dividends to which the holders of the preferred stock or preferred units are entitled.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of Aimco's apartment communities are owned, and all of Aimco's operations are conducted, by the Aimco Operating Partnership. Further, many of the Aimco Operating Partnership's apartment communities are owned by other subsidiaries. As a result, Aimco depends on distributions and other payments from the Aimco Operating Partnership, and the Aimco Operating Partnership depends on distributions and payments from its subsidiaries in order to satisfy our collective financial obligations and make payments to our investors. The ability of the Aimco Operating Partnership and its subsidiaries to make such distributions and other payments depends on their earnings and cash flows and may be subject to statutory or contractual limitations. As an equity investor in the Aimco Operating Partnership and these subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

Potential liability or other expenditures associated with potential environmental contamination may be costly.

Various Federal, state and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials present on a community, including lead-based paint, asbestos, polychlorinated biphenyls, petroleum-based fuels, and other miscellaneous materials. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such materials. The presence of, or the failure to manage or remedy properly, these materials may adversely affect occupancy at affected apartment communities and the ability to sell or finance affected communities. In addition to the costs associated with investigation and remediation actions brought by government agencies, and potential fines or penalties imposed by such agencies in connection therewith, the improper management of these materials on a community could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal, remediation or disposal of certain materials through a licensed disposal or treatment facility. Anyone who arranges for the disposal or treatment of these materials is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of apartment communities, we could potentially be responsible for environmental liabilities or costs associated with our apartment communities or communities we acquire in the future.

Laws benefiting disabled persons may result in our incurrence of unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or ADA, all places intended to be used by the public are required to meet certain Federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988, or FHAA, requires apartment communities first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For those projects receiving Federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. These and other Federal, state and local laws may require modifications to our apartment communities, or affect renovations of the communities. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our apartment communities are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA, the FHAA and the Rehabilitation Act of 1973 in connection with the ongoing operation or redevelopment of our apartment communities.

Moisture infiltration and resulting mold remediation may be costly.

Although we are proactively engaged in managing moisture intrusion and preventing the presence of mold at our apartment communities, it is not unusual for periodic moisture intrusion issues to cause mold in isolated locations within an apartment community. We have implemented policies, procedures and training, and include a detailed moisture intrusion and mold assessment during acquisition due diligence. We believe these measures will manage mold exposure at our apartment communities and will minimize the effects that mold may have on our residents. To date, we have not incurred any material costs or liabilities relating to claims of mold exposure or to abate mold conditions. We have only limited insurance coverage for property damage claims arising from the presence of mold and for personal injury claims related to mold exposure. Because the law regarding mold is unsettled and subject to change, we can make no assurance that liabilities resulting from the presence of or exposure to mold will not have a material adverse effect on our consolidated financial condition or results of operations.

We may be subject to litigation associated with partnership transactions that could increase our expenses and prevent completion of beneficial transactions.

We have engaged in, and intend to continue to engage in, the selective acquisition of interests in partnerships controlled by us that own apartment communities. In some cases, we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. In these transactions, we may be subject to litigation based on claims that we, as the general partner, have breached our fiduciary duty to our limited partners or that the transaction violates the relevant partnership agreement or state law. Although we intend to comply with our fiduciary obligations and the relevant partnership agreements, we may incur costs in connection with the defense or settlement of this type of litigation. In some cases, this type of litigation may adversely affect our desire to proceed with, or our ability to complete, a particular transaction. Any litigation of this type could also have a material adverse effect on our financial condition or results of operations.

Government housing regulations may limit the opportunities at some of our apartment communities and failure to comply with resident qualification requirements may result in financial penalties and/or loss of benefits, such as rental revenues paid by government agencies. Additionally, the government may cease to operate or reduce funding for government housing programs which would result in a loss of benefits.

We own equity interests in consolidated and unconsolidated entities that own certain apartment communities that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the U.S. Department of Housing and Urban Development, or HUD, or state housing finance agencies, typically provide one or more of the following: mortgage insurance; favorable financing terms; tax-exempt interest; historic or low-income housing tax-credits; or rental assistance payments to the apartment community owners. As a condition of the receipt of assistance under these programs, the apartment communities must comply with various requirements, which typically limit rents to pre-approved amounts and limit our choice of residents to those with incomes at or below certain levels. Failure to comply with these requirements may result in financial penalties or loss of benefits. We are usually required to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted apartment community. We may not always receive such approval.

Additionally, there is no guarantee that the government will continue to operate these programs or that the programs will be operated in a manner that generates benefits consistent with those received in the past. Any cessation of or change in the administration of benefits from these government housing programs may result in our loss or reduction in the amount of the benefits we receive under these programs, including rental subsidies. During 2013, 2012 and 2011, for continuing and discontinued operations, our rental revenues include $88.4 million, $117.3 million and $132.1million, respectively, of subsidies from government agencies. Of the 2013 subsidy amounts, $78.1 million related to apartment communities included in continuing operations, approximately 9.0% of which related to communities benefiting from housing assistance contracts that expired in late 2013 or expire in 2014, which we are in the process of renewing or anticipate renewing, and the remainder related to communities benefiting from housing assistance contracts that expire after 2014 and have a weighted average term of 9.7 years. Any loss or reduction in the amount of these benefits may adversely affect our liquidity and results of operations.

Although we are insured for certain risks, the cost of insurance, increased claims activity or losses resulting from casualty events may affect our operating results and financial condition.

We are insured for a portion of our consolidated apartment communities' exposure to casualty losses resulting from fire, earthquake, hurricane, tornado, flood and other perils, which insurance is subject to deductibles and self-insurance retention. We recognize casualty losses or gains based on the net book value of the affected apartment community and the amount of any related insurance proceeds. In many instances, the actual cost to repair or replace the apartment community may exceed its net book value and any insurance proceeds. We recognize the uninsured portion of losses as part of casualty losses in the periods in which they are incurred. In addition, we are self-insured for a portion of our exposure to third-party claims related to our employee health insurance plans, workers' compensation coverage and general liability exposure. With respect to our exposure to claims of third parties, we establish reserves at levels that reflect our known and estimated losses. The ultimate cost of losses and the impact of unforeseen events may vary materially from recorded reserves, and variances may adversely affect our operating results and financial condition. We purchase insurance to reduce our exposure to losses and limit our financial losses on large individual risks. The availability and cost of insurance are determined by market conditions outside our control. No assurance can be made that we will be able to obtain and maintain insurance at the same levels and on the same terms as we do today. If we are not able to obtain or maintain insurance in amounts we consider appropriate for our business, or if the cost of obtaining such insurance increases materially, we may have to retain a larger portion of the potential loss associated with our exposures to risks.

Natural disasters and severe weather may affect our operating results and financial condition.

Natural disasters and severe weather such as hurricanes may result in significant damage to our apartment communities. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a hurricane) affecting a region may have a significant adverse effect on our financial condition and results of operations. We cannot accurately predict natural disasters or severe weather, or the number and type of such events that will affect us. As a result, our operating and financial results may vary significantly from one period to the next. Although we anticipate and plan for losses, there can be no assurance that our financial results will not be adversely affected by our exposure to losses arising from natural disasters or severe weather in the future that exceed our previous experience and assumptions.

We depend on our senior management.

Our success depends upon the retention of our senior management, including Terry Considine, our chief executive officer. We have a succession planning and talent development process that is designed to identify potential replacements and develop our team members to provide depth in the organization and a bench of talent on which to draw. However, there are no assurances that we would be able to find qualified replacements for the individuals who make up our senior management if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key-man life insurance for any of our employees.

Aimco may fail to qualify as a REIT.

If Aimco fails to qualify as a REIT, Aimco will not be allowed a deduction for dividends paid to its stockholders in computing its taxable income, and will be subject to United States Federal income tax at regular corporate rates, including any applicable AMT. This would substantially reduce our funds available for distribution to our investors. Unless entitled to relief under certain provisions of the Code, Aimco also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. In addition, Aimco's failure to qualify as a REIT would place us in default under our Credit Agreement.

We believe that Aimco operates, and has always operated, in a manner that enables it to meet the requirements for qualification as a REIT for Federal income tax purposes. Aimco's continued qualification as a REIT will depend on its satisfaction of certain asset, income, investment, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Aimco's ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. Aimco's compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for United States Federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the Internal Revenue Service, or the IRS, will not contend that our interests in subsidiaries or other issuers constitutes a violation of the REIT requirements. Moreover, future economic, market, legal, tax or other considerations may cause Aimco to fail to qualify as a REIT, or Aimco's Board of Directors may determine to revoke its REIT status.

REIT distribution requirements limit our available cash.

As a REIT, Aimco is subject to annual distribution requirements. As Aimco's operating partnership, the Aimco Operating Partnership pays distributions intended to satisfy Aimco's distribution requirements. This limits the amount of cash available for other business purposes, including amounts to fund our growth. Aimco generally must distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, in order for its distributed earnings not to be subject to United States Federal corporate income tax. We intend to make distributions to Aimco's stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell apartment communities or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code.

Limits on ownership of shares in Aimco's charter may result in the loss of economic and voting rights by purchasers that violate those limits.

Aimco's charter limits ownership of Common Stock by any single stockholder (applying certain "beneficial ownership" rules under the Federal securities laws) to 8.7% (or up to 12.0% upon a waiver from Aimco's Board of Directors) of outstanding shares of Common Stock, or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine. Aimco's charter also limits ownership of Aimco's Common Stock and preferred stock by any single stockholder to 8.7% of the value of the outstanding Common Stock and preferred stock, or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine. The charter also prohibits anyone from buying shares of Aimco's capital stock if the purchase would result in Aimco losing its REIT status. This could happen if a transaction results in fewer than 100 persons owning all of Aimco's shares of capital stock or results in five or fewer persons (applying certain attribution rules of the Code) owning 50% or more of the value of all of Aimco's shares of capital stock. If anyone acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Code for REITs:

- the transfer will be considered null and void;
- we will not reflect the transaction on Aimco's books;
- we may institute legal action to enjoin the transaction;
- we may demand repayment of any dividends received by the affected person on those shares;
- we may redeem the shares;
- the affected person will not have any voting rights for those shares; and
- the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by Aimco.

Aimco may purchase the shares of capital stock held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then current market price. If the trust transfers any of the shares of capital stock, the affected person will receive the lesser of the price paid for the shares or the then current market price. An individual who acquires shares of capital stock that violate the above rules bears the risk that the individual:

- may lose control over the power to dispose of such shares;

- may not recognize profit from the sale of such shares if the market price of the shares increases;
- may be required to recognize a loss from the sale of such shares if the market price decreases; and
- may be required to repay to us any distributions received from us as a result of his or her ownership of the shares.

Aimco's charter may limit the ability of a third party to acquire control of Aimco.

The 8.7% ownership limit discussed above may have the effect of delaying or precluding acquisition of control of Aimco by a third party without the consent of Aimco's Board of Directors. Aimco's charter authorizes its Board of Directors to issue up to 510,587,500 shares of capital stock. As of December 31, 2013, 505,787,260 shares were classified as Common Stock, of which 145,917,387 were outstanding, and 4,800,240 shares were classified as preferred stock, of which 1,274,317 were outstanding. Under Aimco's charter, its Board of Directors has the authority to classify and reclassify any of Aimco's unissued shares of capital stock into shares of capital stock with such preferences, conversion or other rights, voting power restrictions, limitations as to dividends, qualifications or terms or conditions of redemptions as the Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of Aimco, even if a change in control were in Aimco's stockholders' best interests.

The Maryland General Corporation Law may limit the ability of a third party to acquire control of Aimco.

As a Maryland corporation, Aimco is subject to various Maryland laws that may have the effect of discouraging offers to acquire Aimco and increasing the difficulty of consummating any such offers, even if an acquisition would be in Aimco's stockholders' best interests. The Maryland General Corporation Law, specifically the Maryland Business Combination Act, restricts mergers and other business combination transactions between Aimco and any person who acquires, directly or indirectly, beneficial ownership of shares of Aimco's stock representing 10% or more of the voting power without Aimco's Board of Directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66 2/3% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. The Maryland General Corporation Law, specifically the Maryland Control Share Acquisition Act, provides generally that a person who acquires shares of Aimco's capital stock representing 10% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote. Additionally, the Maryland General Corporation Law provides, among other things, that the board of directors has broad discretion in adopting stockholders' rights plans and has the sole power to fix the record date, time and place for special meetings of the stockholders. To date, Aimco has not adopted a stockholders'rights plan. In addition, the Maryland General Corporation Law provides that a corporation that:

- has at least three directors who are not officers or employees of the entity or related to an acquiring person; and
- has a class of equity securities registered under the Securities Exchange Act of 1934, as amended,

may elect in its charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle that provides that:

- the corporation will have a staggered board of directors;
- any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally, even if a lesser proportion is provided in the charter or bylaws;
- the number of directors may only be set by the board of directors, even if the procedure is contrary to the charter or bylaws;

- vacancies may only be filled by the remaining directors, even if the procedure is contrary to the charter or bylaws; and
- the secretary of the corporation may call a special meeting of stockholders at the request of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting, even if the procedure is contrary to the charter or bylaws.

To date, Aimco has not made any of the elections described above.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our portfolio includes garden style, mid-rise and high-rise apartment communities located in 23 states, the District of Columbia and Puerto Rico. Our geographic allocation strategy focuses on the largest coastal and job growth markets in the United States, which are grouped according to the East and West areas into which our property operations team is organized. The following table sets forth information on all of our apartment communities as of December 31, 2013:

	Number of Apartment Communities	Number of Apartment Homes	Average Ownership
Conventional:			
Los Angeles	13	4,248	85%
Orange County	4	1,213	100%
San Diego	12	2,430	97%
East Bay	2	413	100%
San Jose	1	224	100%
San Francisco	7	1,208	100%
Seattle	2	239	100%
Houston	3	1,143	95%
Denver	8	2,177	97%
Phoenix	5	1,374	90%
Chicago	10	3,245	100%
West	67	17,914	94%
Washington - Northern Virginia - Maryland	14	6,547	100%
Boston	12	4,173	100%
Philadelphia	7	3,888	98%
Manhattan	21	959	100%
Suburban New York - New Jersey	2	1,162	100%
Miami	5	2,505	100%
Palm Beach - Fort Lauderdale	2	776	100%
Orlando	1	368	100%
Jacksonville	4	1,643	100%
Atlanta	6	1,325	99%
East	74	23,346	99%
Total target markets	141	41,260	97%
Other markets	21	9,226	98%
Total conventional owned and managed	162	50,486	97%
Affordable	74	10,067	87%
Total	236	60,553	96%

At December 31, 2013, we owned an equity interest in and consolidated 216 apartment communities containing 59,297 apartment homes. These consolidated apartment communities contain, on average, 275 apartment homes, with the largest community containing 2,113 apartment homes. These apartment communities offer residents a range of amenities, including swimming pools, clubhouses, spas, fitness centers, dog parks and open spaces. Many of the apartment homes offer features such as vaulted ceilings, fireplaces, washer and dryer connections, cable television, balconies and patios. Additional information on our consolidated apartment communities is contained in "Schedule III - Real Estate and Accumulated Depreciation" in this Annual Report on Form 10-K. At December 31, 2013, we held an equity interest in and did not consolidate 20 apartment communities containing 1,256 apartment homes.

The majority of our consolidated apartment communities are encumbered by property debt. At December 31, 2013, 206 of our consolidated apartment communities were encumbered by, in aggregate, $4,337.8 million of property debt with a weighted average interest rate of 5.31% and a weighted average maturity of 8.2 years, respectively. Each of the non-recourse property debt instruments comprising this total are collateralized by one of our apartment communities, without cross-collateralization, with an aggregate gross book value of $7,765.3 million. Refer to Note 5 to the consolidated financial statements in Item 8 for additional information regarding our property debt. At December 31, 2013, we had ten unencumbered apartment communities, seven of which we expect to hold beyond 2014.

Item 3. ***Legal Proceedings***

None.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Aimco

Aimco's Common Stock has been listed and traded on the NYSE under the symbol "AIV" since July 22, 1994. The following table sets forth the quarterly high and low sales prices of our Common Stock, as reported on the NYSE, and the dividends declared in the periods indicated:

Quarter Ended	High	Low	Dividends Declared (per share)
December 31, 2013	$29.62	$24.78	$0.24
September 30, 2013	31.76	26.95	0.24
June 30, 2013	33.44	27.31	0.24
March 31, 2013	30.85	27.04	0.24
December 31, 2012	$27.13	$24.05	$0.20
September 30, 2012	28.30	25.52	0.20
June 30, 2012	27.98	25.17	0.18
March 31, 2012	26.44	22.19	0.18

Aimco's Board of Directors determines and declares its dividends. In making a dividend determination, Aimco's Board of Directors considers a variety of factors, including: REIT distribution requirements; current market conditions; liquidity needs and other uses of cash, such as for deleveraging and accretive investment activities. Aimco's Board of Directors targets a dividend payout ratio of approximately 60% of Adjusted Funds From Operations (which is defined in Item 7). In January 2014, Aimco's Board of Directors declared a cash dividend of $0.26 per share on its Common Stock, which is payable on February 28, 2014, to stockholders of record on February 14, 2014. Aimco's Board of Directors anticipates similar per share quarterly dividends for the remainder of 2014. However, the Board of Directors may adjust the dividend amount or the frequency with which the dividend is paid based on then prevailing facts and circumstances.

On February 20, 2014, the closing price of the Common Stock was $29.28 per share, as reported on the NYSE, and there were 146,099,061 shares of Common Stock outstanding, held by 2,115 stockholders of record. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder.

As a REIT, Aimco is required to distribute annually to holders of its Common Stock at least 90% of its "real estate investment trust taxable income," which, as defined by the Code and United States Department of Treasury regulations, is generally equivalent to net taxable ordinary income.

From time to time, Aimco may issue shares of Common Stock in exchange for common and preferred OP Units tendered to the Aimco Operating Partnership for redemption in accordance with the terms and provisions of the agreement of limited partnership of the Aimco Operating Partnership. Such shares are issued based on an exchange ratio of one share for each common OP Unit or the applicable conversion ratio for preferred OP Units. Additionally, from time to time, Aimco may also issue shares of Common Stock in exchange for limited partnership units in consolidated real estate partnerships that are tendered to the Aimco Operating Partnership for redemption in accordance with the terms and provisions of the related limited partnership agreement. The shares are generally issued in exchange for OP Units in private transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof. During the year ended December 31, 2013, we did not issue any shares of Common Stock in exchange for common OP Units or preferred OP Units. During the year ended December 31, 2013, we issued approximately 17,000 shares of Common Stock in exchange for limited partnership interests in consolidated real estate partnerships.

Aimco's Board of Directors has, from time to time, authorized Aimco to repurchase shares of its outstanding capital stock. There were no repurchases of Aimco shares during the year ended December 31, 2013. As of December 31, 2013, Aimco was authorized to repurchase approximately 19.3 million shares. This authorization has no expiration date. These repurchases may be made from time to time in the open market or in privately negotiated transactions.

Performance Graph

The following graph compares cumulative total returns for Aimco's Common Stock, the MSCI US REIT Index and the Standard & Poor's 500 Total Return Index (the "S&P 500"). The MSCI US REIT Index is published by Morgan Stanley Capital International Inc., a provider of equity indices. The indices are weighted for all companies that fit the definitional criteria of the particular index and are calculated to exclude companies as they are acquired and add them to the index calculation as they become publicly traded companies. All companies of the definitional criteria in existence at the point in time presented are included in the index calculations. The graph assumes the investment of $100 in Aimco's Common Stock and in each index on December 31, 2008, and that all dividends paid have been reinvested. The historical information set forth below is not necessarily indicative of future performance.


Total Return Performance
Index Value
300
250
200
150
100
50
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13
Aimco
MSCI US REIT
S&P 500

	For the fiscal years ended December 31,					
Index	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**
Aimco	$100.00	$142.84	$235.12	$212.52	$258.61	$255.89
MSCI US REIT	100.00	128.61	165.23	179.60	211.50	216.73
S&P 500	100.00	126.46	145.51	148.59	172.37	228.19

Source: SNL Financial LC, Charlottesville, VA ©2014

The Performance Graph will not be deemed to be incorporated by reference into any filing by Aimco under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Aimco specifically incorporates the same by reference.

The information required by Item 5 with respect to securities authorized for issuance under equity compensation plans is incorporated by reference in Part III, Item 12 of this Annual Report.

The Aimco Operating Partnership

There is no public market for the Aimco Operating Partnership's common partnership units, including OP Units, and we have no intention of listing the common partnership units on any securities exchange. In addition, the Aimco Operating Partnership's Partnership Agreement restricts the transferability of common partnership units, including OP Units. The following table sets forth the distributions declared per common partnership unit in each quarterly period during the two years ended December 31, 2013 and 2012:

Quarter Ended	2013	2012
December 31	$0.24	$0.20
September 30	0.24	0.20
June 30	0.24	0.18
March 31	0.24	0.18

During the years ended December 31, 2013 and 2012, the Aimco Operating Partnership's distributions per common partnership unit were equal to the dividends Aimco declared per share of its Common Stock. We intend for our future common partnership unit distributions to be equal to Aimco's Common Stock dividends.

At February 20, 2014, there were 153,923,799 common partnership units and equivalents outstanding (146,099,061 of which were held by Aimco) that were held by 3,097 unitholders of record.

During the year ended December 31, 2013, the Aimco Operating Partnership acquired the noncontrolling limited partnership interests in certain consolidated real estate partnerships in exchange for the Aimco Operating Partnership's issuance of approximately 21,500 common OP Units.

The Aimco Operating Partnership's Partnership Agreement generally provides that after holding common OP Units for one year, limited partners other than Aimco have the right to redeem their common OP Units for cash, subject to our prior right to cause Aimco to acquire some or all of the common OP Units tendered for redemption in exchange for shares of Aimco Common Stock. Common OP Units redeemed for shares of Aimco Common Stock are exchanged on a one-for-one basis (subject to antidilution adjustments).

No common OP Units or preferred OP Units held by Limited Partners were redeemed in exchange for shares of Aimco Common Stock during the year ended December 31, 2013.

The following table summarizes the Aimco Operating Partnership's repurchases of common OP Units for the three months ended December 31, 2013:

Fiscal period	Total Number of Units Purchased	Average Price Paid per Unit	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Units that May Yet Be Purchased Under Plans or Programs (1)
October 1 - October 31, 2013	3,499	$28.22	N/A	N/A
November 1 - November 30, 2013	8,722	27.93	N/A	N/A
December 1 - December 31, 2013	9,845	25.50	N/A	N/A
Total	22,066	$26.89		

(1) The terms of the Aimco Operating Partnership's Partnership Agreement do not provide for a maximum number of units that may be repurchased, and other than the express terms of the Aimco Operating Partnership's Partnership Agreement, the Aimco Operating Partnership has no publicly announced plans or programs of repurchase. However, whenever Aimco repurchases its Common Stock, it is expected that Aimco will fund the repurchase with a concurrent repurchase by the Aimco Operating Partnership of common partnership units held by Aimco at a price per unit that is equal to the price per share paid for the Common Stock. Refer to the preceding discussion of Aimco's authorization for equity repurchases.

Dividend and Distribution Payments

Our Credit Agreement includes customary covenants, including a restriction on dividends and other restricted payments, but permits dividends and distributions during any four consecutive fiscal quarters in an aggregate amount of up to 95% of Aimco's Funds From Operations for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain Aimco's REIT status.

Item 6. ***Selected Financial Data***

The following selected financial data is based on audited historical financial statements of Aimco and the Aimco Operating Partnership. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein or in previous filings with the Securities and Exchange Commission.

Aimco

	For The Years Ended December 31,				
	2013	2012 (1)	2011 (1)	2010 (1)	2009 (1)
	(dollar amounts in thousands, except per share data)				
OPERATING DATA:					
Total revenues	$ 974,053	$ 958,511	$ 914,355	$ 892,592	$ 896,510
Total operating expenses	(725,034)	(779,495)	(779,064)	(805,192)	(836,615)
Operating income	249,019	179,016	135,291	87,400	59,895
Income (loss) from continuing operations	34,596	(18,756)	(136,237)	(161,020)	(190,895)
Income from discontinued operations, net (2)	203,229	214,117	78,073	71,396	146,095
Net income (loss)	237,825	195,361	(58,164)	(89,624)	(44,800)
Net income (loss) attributable to Aimco common stockholders (3)	203,673	82,146	(103,161)	(125,318)	(114,840)
Earnings (loss) per common share - basic and diluted:					
Income (loss) from continuing operations attributable to Aimco common stockholders	$ 0.29	$ (0.60)	$ (1.22)	$ (1.48)	$ (1.69)
Net income (loss) attributable to Aimco common stockholders	$ 1.40	$ 0.61	$ (0.86)	$ (1.08)	$ (1.00)
BALANCE SHEET INFORMATION:					
Total real estate	$8,214,081	$7,872,018	$7,688,798	$7,603,535	$7,501,749
Total assets	6,079,413	6,401,380	6,871,862	7,378,566	7,906,468
Total indebtedness	4,388,185	4,413,083	4,488,822	4,502,755	4,545,638
Total equity	1,172,744	1,154,894	1,144,674	1,306,772	1,534,703
OTHER INFORMATION:					
Dividends declared per common share	$ 0.96	$ 0.76	$ 0.48	$ 0.30	$ 0.40
Total consolidated apartment communities (end of period)	216	243	331	399	426
Total consolidated apartment homes (end of period)	59,297	66,107	79,093	89,875	95,202
Total unconsolidated apartment communities (end of period)	20	22	39	48	77
Total unconsolidated apartment homes (end of period)	1,256	1,870	4,353	5,637	8,478

The Aimco Operating Partnership

	For The Years Ended December 31,				
	2013	2012 (1)	2011 (1)	2010 (1)	2009 (1)
	(dollar amounts in thousands, except per unit data)				
OPERATING DATA:					
Total revenues	$ 974,053	$ 958,511	$ 914,355	$ 892,592	$ 896,510
Total operating expenses	(725,034)	(779,495)	(779,064)	(805,192)	(836,615)
Operating income	249,019	179,016	135,291	87,400	59,895
Income (loss) from continuing operations	34,596	(18,756)	(134,938)	(160,161)	(190,075)
Income from discontinued operations, net (2)	203,229	214,117	78,073	71,396	146,095
Net income (loss)	237,825	195,361	(56,865)	(88,765)	(43,980)
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders (3)	215,312	87,337	(109,365)	(134,018)	(123,276)
Earnings (loss) per common unit - basic and diluted:					
Income (loss) from continuing operations attributable to the Aimco Operating Partnership's common unitholders	$ 0.29	$ (0.60)	$ (1.22)	$ (1.48)	$ (1.69)
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	$ 1.40	$ 0.61	$ (0.86)	$ (1.07)	$ (1.00)
BALANCE SHEET INFORMATION:					
Total real estate	$8,214,081	$7,872,018	$7,688,798	$7,603,535	$7,501,749
Total assets	6,079,413	6,401,380	6,871,862	7,395,796	7,922,839
Total indebtedness	4,388,185	4,413,083	4,488,822	4,502,755	4,545,638
Total partners' capital	1,172,744	1,154,894	1,144,674	1,324,002	1,551,074
OTHER INFORMATION (4):					
Distributions declared per common unit (5)	$ 0.96	$ 0.76	$ 0.63	$ 0.30	$ 0.40

(1) Certain reclassifications have been made to conform to the current financial statement presentation, including retroactive adjustments to reflect additional apartment communities sold during 2013 as discontinued operations (see Note 12 to the consolidated financial statements in Item 8).

(2) Income from discontinued operations for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 includes $212.5 million, $234.5 million, $108.2 million, $94.9 million and $221.8 million in gains on disposition of real estate, respectively. Income from discontinued operations for 2013, 2012 and 2011 is discussed further in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in Item 7.

(3) Net income attributed to Aimco common stockholders and the Aimco Operating Partnership's common unitholders increased during the year ended December 31, 2013, as compared to the year ended December 31, 2012, due to large decreases in the amount of net income allocated to noncontrolling interests in consolidated real estate partnerships and net income attributable to preferred stockholders and unitholders, each of which are further explained within *Management's Discussion and Analysis of Financial Condition and Results of Operations* in Item 7.

(4) The number of consolidated apartment communities and apartment homes has been omitted from the Aimco Operating Partnership's selected financial data table as these amounts are identical to those of Aimco during each of the periods presented.

(5) The Aimco Operating Partnership's distributions declared per common unit during the year ended December 31, 2011, included a $0.15 per unit special distribution discussed in Note 10 to the consolidated financial statements in Item 8.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Overview

Aimco and the Aimco Operating Partnership are focused on the ownership, management and redevelopment of quality apartment communities located in the largest coastal and job growth markets in the United States. Our business activities are defined by a commitment to our core values of integrity, respect, collaboration, a focus on our customers and a performance culture. These values and our corporate mission, to consistently provide quality apartment homes in a respectful environment delivered by a team of people who care, continually shape our culture. In all our dealings with residents, team members, business partners and equity holders, we aim to be the best owner and operator of apartment communities and an outstanding corporate citizen.

Our principal financial objective is to provide predictable and attractive returns to our equity holders, as measured by growth in our Net Asset Value and Adjusted Funds From Operations (each defined under the Key Financial Indicators heading below). Our business plan to achieve this objective is to:

- operate our portfolio of desirable apartment homes with valued amenities, with a high level of customer service and in an efficient manner that realizes the benefits of our local management expertise;
- improve our geographically diversified portfolio of apartment communities, which average "B/B+" in quality (defined under the Portfolio Management heading below) by selling apartment communities inconsistent with our portfolio strategy and investing the proceeds from such sales through Property Upgrades, Capital Improvements, redevelopment, development and acquisition of higher-quality apartment communities; and
- provide financial leverage primarily by the use of non-recourse, long-dated, fixed-rate property debt and perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk and provides a hedge against increases in interest rates, capitalization rates and inflation.

Our property operations consist primarily of our diversified portfolio of market-rate apartment communities, which we refer to as conventional apartment communities. At December 31, 2013, our conventional property operations included 162 apartment communities with 50,486 apartment homes in which we held an average ownership of approximately 97%. We also operate a portfolio of affordable apartment communities, which consists of apartments with rents that are generally paid, in whole or part, by a government agency. At December 31, 2013, our affordable property operations consisted of 74 apartment communities with 10,067 apartment homes in which we held an average ownership of approximately 87%. Our conventional and affordable property operations comprise our reportable segments and generated 90% and 10%, respectively, of our proportionate property net operating income (defined below under the *Results of Operations – Real Estate Operations* heading) during the year ended December 31, 2013. Over the next four to five years, we expect to dispose of our affordable apartment communities and reinvest the proceeds in our conventional portfolio.

For the three months ended December 31, 2013, our conventional portfolio had average revenue per effective apartment home of $1,469. Average revenue per effective apartment home represents rental and other property revenues divided by the number of actual apartment homes multiplied by our ownership interest in the apartment community as of the end of the current period. The average revenue per effective apartment home for our conventional portfolio increased 7.9% from average revenues of $1,362 for the three months ended December 31, 2012, as a result of year-over-year revenue growth of 3.5%, the delivery of new apartment homes at our redevelopment apartment communities and the sale of conventional apartment communities during 2013 with average revenues per home substantially lower than the apartment communities in the retained portfolio. During the year ended December 31, 2013, on average, combined conventional new and renewal lease rates were 3.3% higher than expiring lease rates.

Our portfolio strategy seeks predictable rent growth from a portfolio of "A," "B" and "C" quality conventional apartment communities, which average "B/B+" in quality and are diversified among the largest coastal and job growth markets in the United States, as measured by total apartment value. Refer to the discussion under the Portfolio Management heading within Item 1 for an explanation of our rating system for measuring conventional apartment community quality. For the three months ended September 30, 2013, the most recent period for which market average rent information is available, our conventional portfolio's rents averaged 105% of local market average rents.

As further discussed in Item 1, we upgrade the quality of our portfolio through the sale of apartment communities with lower projected returns, lower operating margins, and lower expected future rent growth, and we reinvest the sale proceeds in apartment communities already in our portfolio, through Property Upgrades, Capital Improvements and redevelopment, or through the purchase of other apartment communities and, in limited situations, the development of apartment communities.

In addition to improving our portfolio through the capital additions, including redevelopment, discussed below under the *Liquidity and Capital Resources* heading, during the year ended December 31, 2013, we upgraded our portfolio through the acquisition, for $29.0 million, $9.5 million and $15.1 million, of conventional apartment communities located in La Jolla, California, Atlanta, Georgia, and Boston, Massachusetts, respectively. The apartment communities we acquired in La Jolla, Atlanta, and Boston had average revenues per home of $2,400, $2,100, and $2,200, respectively, at the the dates of their acquisition, which represented revenues per apartment home of approximately 164%, 265%, and 119%, respectively, of the local market averages.

During the year ended December 31, 2013, we also broke ground on the One Canal Street development, a 12-story apartment community in Boston, Massachusetts. We expect to invest approximately $190.0 million over the next two and one-half years to construct 310 luxury apartment homes and approximately 22,000 square feet of commercial space. The development will be funded in part by a $114.0 million construction loan and in part by proceeds from the sales of lower rated apartment communities in less desirable submarkets. Through December 31, 2013, we have incurred approximately $15.9 million of costs related to this development.

Our leverage strategy seeks to balance our desire to increase financial returns with the inherent risks of leverage and we have set leverage targets of Debt and Preferred Equity to Adjusted EBITDA of less than 7.0x and Adjusted EBITDA Coverage of Interest and Preferred Dividends of greater than 2.5x. We also focus on the ratios of Debt to Adjusted EBITDA and Adjusted EBITDA Coverage of Interest.

Debt, as used in these ratios, represents our proportionate share of debt, net of our proportionate share of cash and restricted cash and our investment in the subordinate tranches of a securitization that holds certain of our property debt, and Preferred Equity represents Aimco's preferred stock and the Aimco Operating Partnership's preferred OP Units. Adjusted EBITDA is calculated by adding to our Pro forma Funds From Operations, which is calculated on an proportionate basis, our proportionate share of interest expense, taxes, depreciation and amortization related to non-real estate assets, non-cash stock-based compensation, and dividends and distributions on our preferred equity instruments. Interest, as used in these ratios, represents our proportionate share of interest expense, excluding debt prepayment penalties and amortization of deferred financing costs, and reduced by interest income we receive on our investment in the subordinate tranches of a securitization that holds certain of our property debt. Our leverage ratios for the trailing twelve month and annualized three month periods ended December 31, 2013 and 2012, are presented below:

	Trailing Twelve Months Ended December 31,		**Annualized Three Months Ended December 31,**	
	2013	**2012**	**2013**	**2012**
Debt to Adjusted EBITDA	7.1x	7.5x	6.9x	7.4x
Debt and Preferred Equity to Adjusted EBITDA	7.3x	7.8x	7.2x	7.7x
Adjusted EBITDA Coverage of Interest	2.6x	2.4x	2.7x	2.5x
Adjusted EBITDA Coverage of Interest and Preferred Dividends	2.5x	2.1x	2.6x	2.4x

We expect future leverage reduction from earnings growth and from regularly scheduled property debt amortization funded from retained earnings. We also expect to increase our financial flexibility by expanding our pool of unencumbered apartment communities. As of December 31, 2013, this pool included seven consolidated apartment communities, which we expect to hold beyond 2014, with an estimated fair value of approximately $380.0 million. During 2013, we increased this pool by approximately $312.0 million, and we expect to further expand this pool in 2014.

In June 2013, one of the rating agencies completed its initial review of our creditworthiness and outlined the factors that may have a positive impact on our ratings. These factors are: growing the unencumbered asset pool to more than $500 million (based on a stressed 8% capitalization rate, as directed by the rating agency) with asset quality consistent with the overall portfolio; sustaining leverage, defined by the rating agency as the ratio of net debt to recurring operating EBITDA, below 7.5x; and sustaining a fixed charge coverage ratio, also as defined by the rating agency, above 2.0x. Our stated leverage targets are in line with, or more conservative than, those indicated by the rating agency. In addition, through our normal course of refinancing activity as loans mature, we have the opportunity to grow our unencumbered pool by $150 to $200 million per year.

In addition to lowering the cost of borrowings under our Credit Agreement, an investment-grade rating may lower the cost of any future preferred equity issuance, provide additional flexibility for sources of capital and provide other intangible benefits.

At December 31, 2013, approximately 96% of our leverage consisted of property-level, non-recourse, long-dated debt and 3% consisted of perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk. The weighted average maturity of our property-level debt was 8.2 years, with 1.9% of our unpaid principal balance maturing during 2014 and, on average, 7.8% of our unpaid principal balance maturing per year from 2015 through 2017. Approximately 97% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates and inflation.

At December 31, 2013, the estimated fair value of our consolidated property debt totaled $4.5 billion ($4.3 billion on a proportionate basis), as compared to a carrying value of $4.3 billion ($4.2 billion on a proportionate basis). During the year ended December 31, 2013, the estimated weighted average market rate for our property debt increased by approximately 60 basis points, which decreased the estimated mark to market adjustment for our property debt at December 31, 2013, by approximately $115 million. Additionally, capitalization rates were relatively flat during 2013 and the net operating income of our retained portfolio of apartment communities increased during 2013, which increased the estimated fair value of our apartment communities. The combination of these factors resulted in an increase in our Net Asset Value (defined below).

Although our primary sources of leverage are property-level, non-recourse, long-dated, fixed-rate, amortizing debt and perpetual preferred equity, we also have a Senior Secured Credit Agreement with a syndicate of financial institutions, which we refer to as our Credit Agreement. The Credit Agreement provides for $600.0 million of revolving loan commitments, which we use for working capital and other short-term purposes. Borrowings under the Credit Agreement bear interest at a rate set forth on a pricing grid, which varies based on our leverage. As of December 31, 2013, we had $50.4 million of outstanding borrowings under our Credit Agreement, and we had the capacity to borrow $505.0 million, net of the outstanding borrowings and $44.6 million for undrawn letters of credit backed by the Credit Agreement. The Credit Agreement matures in September 2017, and may be extended for an additional one-year period, subject to certain conditions.

Under the Credit Agreement, we have agreed to Debt Service and Fixed Charge Coverage covenants, as well as other covenants customary to similar revolving credit arrangements. For the twelve month period ended December 31, 2013, our Debt Service and Fixed Charge Coverage ratios were 1.77x and 1.72x, respectively, compared to covenants of 1.50x and 1.30x, respectively, and ratios of 1.65x and 1.50x, respectively, for the twelve month period ended December 31, 2012. We expect to remain in compliance with these covenants during 2014. The Fixed Charge Coverage covenant will increase in 2015 to 1.40x.

Key Financial Indicators

The key financial indicators that we use in managing our business and in evaluating our financial condition and operating performance are: Net Asset Value and Adjusted Funds From Operations. In addition to these indicators, we also use Pro forma Funds From Operations; Free Cash Flow, Free Cash Flow internal rate of return, same store property operating results, proportionate property net operating income, financial coverage ratios, and leverage as shown on our balance sheet to evaluate our operating performance and financial condition.

Net Asset Value is the estimated fair value of our assets, net of liabilities, noncontrolling interests and preferred equity. Adjusted Funds From Operations and Pro forma Funds From Operations are defined and further described below under the Funds From Operations and Adjusted Funds From Operations heading, and proportionate property net operating income is defined and further described below under the Results of Operations – Real Estate Operations heading. Free Cash Flow represents net operating income less spending for Capital Replacements and Free Cash Flow internal rate of return represents the rate of return generated by the Free Cash Flow from the apartment community and the proceeds from its eventual sale, and is a common benchmark used in the real estate industry for relative comparison of real estate valuations.

The key macro-economic factors and non-financial indicators that affect our financial condition and operating performance are: household formations; rates of job growth; single-family and multifamily housing starts; interest rates; and availability and cost of financing.

Results of Operations

Because our operating results depend primarily on income from our apartment communities, the supply of and demand for apartments influences our operating results. Additionally, the level of expenses required to operate and maintain our apartment communities and the pace and price at which we redevelop, acquire and dispose of our apartment communities affect our operating results.

The following discussion and analysis of the results of our operations and financial condition should be read in conjunction with the accompanying consolidated financial statements in Item 8.

Overview

2013 Highlights

Highlights of our results of operations for the year ended December 31, 2013, are summarized below:

- Conventional Same Store revenues and expenses for 2013, increased by 4.4% and 3.0%, respectively, resulting in a 5.1% increase in net operating income as compared to 2012;
- Average revenue per effective apartment home for our conventional portfolio increased by 7.9%, from $1,362 for the three months ended December 31, 2012, to $1,469 for the three months ended December 31, 2013, as a result of year-over-year Conventional Same Store revenue growth of 3.5%, the delivery of new apartment homes at our redevelopment apartment communities, the sale of conventional apartment communities with average revenues per apartment home substantially lower than those of the retained portfolio, and the acquisition of three conventional apartment communities with average revenues per apartment home of $2,290; and
- Average daily occupancy for our Conventional Same Store apartment communities was 95.4% for the year ended December 31, 2013, as compared to 95.6% for 2012.

2013 compared to 2012

Net income attributable to Aimco and net income attributable to the Aimco Operating Partnership increased by $74.8 million and $81.2 million, respectively, during the the year ended December 31, 2013, as compared to the year ended December 31, 2012. The increase in income for Aimco and the Aimco Operating Partnership was principally due to an increase in the net operating income and a decrease in depreciation and amortization of our apartment communities in continuing operations.

In addition to the changes in net income attributable to Aimco and the Aimco Operating Partnership described above, the amounts of net income attributable to Aimco common stockholders and net income attributable to the Aimco Operating Partnership's common unitholders increased by approximately $47.1 million during the year ended December 31, 2013, as compared to the year ended December 31, 2012, due to a reduction in preferred stock dividends and preferred unit distributions and related costs resulting from the redemption of $600.9 million of preferred securities during 2012.

2012 compared to 2011

Net income attributable to Aimco and net income attributable to the Aimco Operating Partnership increased by $189.5 million and $200.8 million, respectively, during the the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase in income for Aimco and the Aimco Operating Partnership was principally due to an increase in the net operating income and a decrease in interest expense of our apartment communities in continuing operations, an increase in income from discontinued operations, primarily due to an increase in gains on dispositions, and an increase in gains on dispositions of interests in unconsolidated real estate.

The following paragraphs discuss these and other items affecting the results of operations of Aimco and the Aimco Operating Partnership in more detail.

Property Operations

As described under the preceding Executive Overview heading, our owned real estate portfolio consists primarily of conventional apartment communities, and we also operate a portfolio of affordable apartment communities. Our conventional and affordable property operations comprise our reportable segments.

In accordance with accounting principles generally accepted in the United States of America, or GAAP, we consolidate certain apartment communities in which we hold an insignificant economic interest and in some cases we do not consolidate other apartment communities in which we have a significant economic interest. Due to the diversity of our economic ownership interests in our apartment communities, our chief operating decision maker emphasizes as a key measurement of segment profit or loss proportionate property net operating income, which represents our share of the property net operating income of the consolidated and unconsolidated apartment communities that we own and manage. Accordingly, the results of operations of our conventional and affordable segments discussed below are presented on a proportionate basis and exclude the results of four conventional apartment communities with 142 apartment homes and 19 affordable apartment communities with 1,276 apartment homes that we do not manage.

We do not include property management revenues, offsite costs associated with property management or casualty-related amounts in our assessment of segment performance. Accordingly, these items are not allocated to our segment results discussed below. Refer to Note 15 in the consolidated financial statements in Item 8 for further discussion regarding our reportable segments, including a reconciliation of these proportionate amounts to consolidated rental and other property revenues and property operating expenses.

Conventional Real Estate Operations

Our conventional segment consists of apartment communities we classify as Conventional Same Store, Conventional Redevelopment and Other Conventional apartment communities. Conventional Same Store apartment communities are those we manage, in which our ownership exceeds 10% and that have reached and maintained a stabilized occupancy rate (greater than 90%) during the current year-to-date and prior year-to-date periods. Conventional Redevelopment apartment communities are those in which a substantial number of available apartment homes have been vacated for major renovations or have not been stabilized in occupancy for at least one year as of the earliest period presented, or for which other significant non-apartment home renovations are underway or have been complete for less than one year. Based on the small number of Conventional Redevelopment apartment communities at December 31, 2013, we have included their results in the Other Conventional classification within the presentation below. Other Conventional apartment communities generally include conventional apartment communities that have significant rent control restrictions, communities affected by casualty events, communities acquired during the periods and the operations of properties that are not multi-family, such as fitness centers.

As of December 31, 2013, as defined by our segment performance metrics, our Conventional Same Store portfolio and our Other Conventional portfolio consisted of 122 and 36 apartment communities with 45,140 and 5,204 apartment homes, respectively. From December 31, 2012 to December 31, 2013, on a net basis, our Conventional Same Store portfolio decreased by 17 apartment communities and 5,164 apartment homes. This consisted of 16 apartment communities with 5,578 apartment homes that were sold, three apartment communities with 1,294 apartment homes that were reclassified from our Other Conventional portfolio to our Conventional Same Store portfolio when they reached stabilization following a casualty loss, four senior housing apartment communities with 908 apartment homes that were reclassified from our Conventional Same Store portfolio to our Other Conventional portfolio based on our determination that certain restrictions on increases in rental rates for these apartment communities are not appropriately comparable with changes in local market rental rates, and 28 new apartment homes that were placed into service at one of our existing apartment communities. Our conventional portfolio results for the years ended December 31, 2013 and 2012, as presented below, are based on the apartment community populations as of December 31, 2013.

	Year Ended December 31,			
	2013	**2012**	**$ Change**	**% Change**
Rental and other property revenues:				
Conventional Same Store	$716,618	$686,554	$30,064	4.4%
Other Conventional	86,624	75,322	11,302	15.0%
Total	803,242	761,876	41,366	5.4%
Property operating expenses:				
Conventional Same Store	243,593	236,434	7,159	3.0%
Other Conventional	41,469	37,980	3,489	9.2%
Total	285,062	274,414	10,648	3.9%
Property net operating income:				
Conventional Same Store	473,025	450,120	22,905	5.1%
Other Conventional	45,155	37,342	7,813	20.9%
Total	$518,180	$487,462	$30,718	6.3%

For the year ended December 31, 2013, as compared to 2012, our conventional segment's proportionate property net operating income increased $30.7 million, or 6.3%.

For the year ended December 31, 2013, as compared to 2012, Conventional Same Store proportionate property net operating income increased by $22.9 million, or 5.1%. This increase was primarily attributable to a $30.1 million, or 4.4%, increase in rental and other property revenues due to higher average revenues (approximately $61 per effective home), comprised of increases in rental rates, utility reimbursements, and other fees including parking. Rental rates on new leases transacted during the year ended December 31, 2013, were 1.5% higher than expiring lease rates, and renewal rates were 5.1% higher than expiring lease rates. These increases in revenue were partially offset by a 20 basis point decrease in average daily occupancy. The increase in Conventional Same Store rental and other property revenues was partially offset by a $7.2 million, or 3.0%, increase in property operating expenses, primarily due to increases in real estate taxes, insurance costs, utilities and administrative expenses, partially offset by decreases in personnel and related costs.

Our Other Conventional proportionate property net operating income increased by $7.8 million, or 20.9%, during the year ended December 31, 2013, as compared to 2012, primarily due to a $4.3 million increase in net operating income resulting from conventional apartment communities we acquired in 2012 and 2013. Other Conventional net operating income also increased by $3.5 million due to apartment homes at our redevelopment apartment communities that have been completed and an increase in occupancy at one of our communities in New York City.

As of December 31, 2012, as defined by our segment performance metrics, our Conventional Same Store portfolio and our Other Conventional portfolio consisted of 124 and 31 apartment communities with 44,960 and 5,199 apartment homes, respectively. Our conventional portfolio results for the years ended December 31, 2012 and 2011, as presented below, are based on the apartment community populations as of December 31, 2012.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Rental and other property revenues:				
Conventional Same Store	$681,015	$652,058	$28,957	4.4%
Other Conventional	80,861	72,808	8,053	11.1%
Total	761,876	724,866	37,010	5.1%
Property operating expenses (1):				
Conventional Same Store	232,633	229,228	3,405	1.5%
Other Conventional	39,597	34,741	4,856	14.0%
Total	272,230	263,969	8,261	3.1%
Property net operating income (1):				
Conventional Same Store	448,382	422,830	25,552	6.0%
Other Conventional	41,264	38,067	3,197	8.4%
Total	$489,646	$460,897	$28,749	6.2%

(1) At the beginning of 2012, we revised our methodology for including certain costs within property operating expenses for purposes of measuring segment performance. Based on the lack of comparable expense information for 2011, we have excluded $2.2 million of these costs from property operating expenses and property net operating income for the year ended December 31, 2012, as presented above. These expenses are included within the comparison of our conventional segment results for the years ended December 31, 2013 and 2012.

For the year ended December 31, 2012, as compared to 2011, our conventional segment's proportionate property net operating income increased $28.7 million, or 6.2%.

For the year ended December 31, 2012, as compared to 2011, Conventional Same Store proportionate property net operating income increased by $25.6 million, or 6.0%. This increase was primarily attributable to a $29.0 million, or 4.4%, increase in rental and other property revenues due to higher average revenues (approximately $62 per effective home), comprised of increases in rental rates, fee income and utility reimbursements, partially offset by a 30 basis point decrease in average daily occupancy. Rental rates on new leases transacted during the year ended December 31, 2012, were 3.2% higher than expiring lease rates, and renewal rates were 5.5% higher than expiring lease rates. The increase in Conventional Same Store rental and other property revenues was partially offset by a $3.4 million, or 1.5%, increase in property operating expenses, primarily due to increases in real estate taxes, insurance and marketing expenses, partially offset by decreases in personnel and related costs.

Our Other Conventional proportionate property net operating income increased by $3.2 million, or 8.4%, during the year ended December 31, 2012, as compared to 2011, primarily due to an increase in net operating income resulting from conventional apartment communities we acquired in 2012 and 2011.

Affordable Real Estate Operations

Our affordable segment consists of apartment communities we classify as Affordable Same Store or Other Affordable. Affordable Same Store apartment communities are those we manage that are subject to tax credit agreements, in which our ownership exceeds 10% and that have reached and maintained a stabilized occupancy rate (greater than 90%) during the current year and prior year-to-date periods. Other Affordable apartment communities are those that do not meet the Affordable Same Store community definition because they are not subject to tax credit agreements and/or our ownership interest is less than 10%. During 2013, we revised our definition of Affordable Same Store communities to include only those communities that are subject to tax credit agreements.

At December 31, 2013, as defined by our segment performance metrics, our Affordable Same Store portfolio and Other Affordable portfolio consisted of 46 and nine apartment communities with 7,424 and 1,367 apartment homes, respectively. From December 31, 2012 to December 31, 2013, our Affordable Same Store portfolio decreased by 21 apartment communities with 2,570 apartment homes, which consisted of two apartment communities with 272 apartment homes that were sold and the remainder representing non-tax credit apartment communities we reclassified to our Other Affordable portfolio based on the Affordable Same Store definition change discussed above. Our affordable results for the years ended December 31, 2013 and 2012 presented below are based on the apartment community populations at December 31, 2013.

	Year Ended December 31,			
	2013	2012	$ Change	% Change
Rental and other property revenues:				
Affordable Same Store	$87,047	$85,522	$1,525	1.8%
Other Affordable	11,666	11,613	53	0.5%
Total	98,713	97,135	1,578	1.6%
Property operating expenses:				
Affordable Same Store	34,737	33,696	1,041	3.1%
Other Affordable	4,980	5,236	(256)	(4.9)%
Total	39,717	38,932	785	2.0%
Property net operating income:				
Affordable Same Store	52,310	51,826	484	0.9%
Other Affordable	6,686	6,377	309	4.8%
Total	$58,996	$58,203	$ 793	1.4%

For the year ended December 31, 2013, as compared to 2012, our affordable segment's proportionate property net operating income increased $0.8 million, or 1.4%. The proportionate property net operating income of our Affordable Same Store apartment communities increased $0.5 million, or 0.9%, which consisted of a $1.5 million, or 1.8%, increase in revenue, partially offset by a $1.0 million, or 3.1%, increase in expense. Affordable Same Store revenue increased partially due to higher average revenues ($14 per effective home) and higher average physical occupancy (30 basis points). Affordable Same Store expenses increased primarily due to an increase in utilities, real estate taxes and insurance costs.

At December 31, 2012, as defined by our segment performance metrics, our Affordable Same Store portfolio and Other Affordable portfolio consisted of 46 and nine apartment communities with 7,424 and 1,367 apartment homes, respectively. Our affordable results for the years ended December 31, 2012 and 2011 presented below are based on the apartment community populations at December 31, 2012.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Rental and other property revenues:				
Affordable Same Store	$85,522	$82,498	$3,024	3.7%
Other Affordable	11,613	11,509	104	0.9%
Total	97,135	94,007	3,128	3.3%
Property operating expenses (1):				
Affordable Same Store	33,258	32,412	846	2.6%
Other Affordable	5,224	4,684	540	11.5%
Total	38,482	37,096	1,386	3.7%
Property net operating income (1):				
Affordable Same Store	52,264	50,086	2,178	4.3%
Other Affordable	6,389	6,825	(436)	(6.4)%
Total	$58,653	$56,911	$1,742	3.1%

(1) Refer to Note 1 to the preceding table comparing our conventional segment's results of operations for the years ended December 31, 2012 and 2011. Similarly, we have excluded $0.5 million of costs from property operating expenses and property net operating income for the year ended December 31, 2012, as presented above. These expenses are included within the comparison of our affordable segment results for the years ended December 31, 2013 and 2012.

For the year ended December 31, 2012, as compared to 2011, the proportionate property net operating income of our affordable apartment communities increased $1.7 million, or 3.1%. The increase in proportionate net operating income was primarily attributed to a $2.2 million, or 4.3%, increase in the net operating income of our Affordable Same Store apartment communities. This increase in Affordable Same Store net operating income consisted of a $3.0 million, or 3.7%, increase in revenue, partially offset by a $0.8 million, or 2.6%, increase in expense. Affordable Same Store revenues increased primarily due to higher average revenues ($22 per effective home) and higher average physical occupancy (130 basis points). Affordable Same Store expenses increased primarily due to increases in insurance, real estate taxes, and contract services.

Non-Segment Real Estate Operations

Real estate operations net operating income amounts not attributed to our conventional or affordable segments include property management revenues, offsite costs associated with property management, and casualty losses, reported in consolidated amounts, which we do not allocate to our conventional or affordable segments for purposes of evaluating segment performance (see Note 15 to the consolidated financial statements in Item 8).

Property management expenses, which include offsite costs associated with managing apartment communities we own (both our share and the share that we allocate to the noncontrolling limited partners in our consolidated partnerships) and offsite costs associated with apartment communities we managed for third parties during 2012 and 2011, totaled $30.7 million, $35.9 million and $41.4 million, respectively, for the years ended December 31, 2013, 2012 and 2011. The decrease in property management expenses in these periods was primarily due to reductions in personnel and related costs based on the reduction in the number of apartment communities we own and manage.

For the years ended December 31, 2013 and 2012, casualty losses increased by $5.2 million, from $1.5 million to $6.7 million due to fires that damaged apartment communities in New York and Tennessee, flooding that damaged an apartment community in Michigan, and increases in minor casualty losses incurred at our apartment communities in 2013.

For the years ended December 31, 2012 and 2011, casualty losses decreased by $10.1 million, from $11.6 million to $1.5 million. The decrease in casualty losses during 2012 was primarily due to losses in 2011 from severe snow storms in the Northeast that damaged several apartment communities along with a loss resulting from a severe wind storm in California during 2011 that damaged an apartment community.

Tax Credit and Asset Management Revenues

We sponsor certain consolidated partnerships that acquire, develop and operate qualifying affordable housing apartment communities and are structured to provide for the pass-through of tax credits and deductions to their partners. We recognize income associated with the delivery of tax credits associated with these partnerships to their partners. The tax credit and other activities are conducted in part by our TRS entities, and the related net operating income may be subject to income taxes.

For the year ended December 31, 2013, as compared to the year ended December 31, 2012, tax credit and asset management revenues decreased $6.9 million. This decrease is primarily attributable to reductions in disposition and other transactional fees from 2012 to 2013.

For the year ended December 31, 2012, as compared to the year ended December 31, 2011, tax credit and asset management revenues increased $3.1 million. This increase is primarily attributable to an increase of $5.3 million of disposition and other fees we earn in connection with transactional activities. This increase was partially offset by a $1.0 million decrease of income recognized in 2011 upon the syndication of a low-income housing tax credit partnership, with no comparable activity during 2012, and a $1.4 million decrease in asset management fees.

Investment Management Expenses

Investment management expenses consist primarily of the costs of personnel who perform tax credit and asset management activities. For the year ended December 31, 2013, compared to the year ended December 31, 2012, investment management expenses decreased $7.7 million. Investment management expenses decreased by $3.4 million due to fees paid to third parties during 2012 for asset management services related to the legacy asset management business, which we sold in late 2012 (see Note 3 to the condensed consolidated financial statements in Item 8). Investment management expenses also decreased by $1.0 million due to a reduction in personnel and related costs and by $3.3 million due to a reduction in transaction and other costs.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, investment management expenses increased $1.5 million. This increase was primarily due to fees paid to third parties for providing asset management services and our write off during 2012 of tax credit costs discussed above, partially offset by a reduction in personnel and related costs.

Depreciation and Amortization

During the years ended December 31, 2013, 2012 and 2011, depreciation and amortization totaled $291.9 million, $325.2 million and $323.2 million, respectively. The $33.3 million decrease from 2012 to 2013 was primarily due to assets that became fully depreciated.

Provision for Real Estate Impairment Losses

Based on periodic tests of recoverability of long-lived assets, during the year ended December 31, 2012 we recognized impairment losses totaling $6.2 million primarily related to assets classified as held for use. These impairment losses were recognized primarily due to reductions in the estimated period over which we expect to hold the apartment communities, coupled with reductions in the estimated fair values of the assets as compared with their carrying amounts.

General and Administrative Expenses

In recent years, we have worked toward simplifying our business, including winding down the portion of our business that generates transaction-based activity fees and reducing the number of partnerships that own our conventional apartment communities by acquiring the noncontrolling interests in these partnerships, which allows us to reduce overhead and other costs associated with these activities. These and other simplification activities, along with our scale reductions have allowed us to reduce our offsite costs, which consist of general and administrative expenses as well as property management and investment management expenses, by $34.1 million, or 29.7%, since 2010. Our general and administrative expense as a percentage of total revenues has decreased from 5.6% in 2011, to 5.2% in 2012 and 4.7% in 2013.

For the year ended December 31, 2013, compared to the year ended December 31, 2012, general and administrative expenses decreased $3.9 million, or 7.9%, primarily due to decreases in information technology costs.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, general and administrative expenses decreased $1.3 million, or 2.6%, primarily due to lower rent expense related to our corporate office space, decreases in consulting and professional costs, and reductions in personnel and related costs, partially offset by increases in information technology costs.

Other Expenses, Net

Other expenses, net includes franchise taxes, risk management activities, partnership administration expenses and certain non-recurring items.

For the year ended December 31, 2013, compared to the year ended December 31, 2012, other expenses, net decreased $4.7 million. The net decrease is primarily due to reductions in costs related to the legacy asset management business which we sold in late 2012, severance costs incurred during 2012, and the write off during 2012 of residual receipts amounts held by certain of our affordable apartment communities following a change in the U.S. Department of Housing and Urban Development's policies regarding use of these amounts.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, other expenses, net decreased by $6.2 million. The net decrease was primarily attributable to the reduction in 2012 of costs associated with certain of our consolidated tax credit partnerships and settlement of various litigation matters and environmental remediation costs during 2011. This decrease was partially offset by the write off during 2012 of the residual receipts amounts discussed above.

Interest Income

Interest income consists primarily of interest on notes receivable, accretion of discounts on certain notes receivable, interest on cash and restricted cash accounts and interest on investments in debt securities of a securitization that holds certain of our property debt, which investments are classified within other assets in our consolidated balance sheets.

For the years ended December 31, 2013, 2012 and 2011, Aimco recognized interest income of $16.1 million, $9.9 million and $9.7 million, respectively. Interest income increased during 2013, as compared to 2012, primarily due to interest on the West Harlem property loans that were purchased in 2013 and held for approximately six months prior to their repayment (see Note 3 to the consolidated financial statements in Item 8), and due to accretion income recognized related to an apartment community sale for which the net proceeds available for repayment of partnership loans exceeded the amounts previously anticipated.

In addition to the interest income recognized by Aimco, the Aimco Operating Partnership recognized $1.3 million of interest income during the year ended December 31, 2011 related to notes receivable from Aimco, for which no interest income was recognized in 2013 or 2012 following repayment of the notes in late 2011. These notes receivable and related interest income were eliminated in Aimco's consolidated financial statements prior to their repayment.

Recovery of Losses on Notes Receivable

During the years ended December 31, 2013, 2012 and 2011, we recognized net recoveries of previously recognized losses on notes receivable of $1.9 million, $3.4 million and $0.5 million, respectively. The recoveries recognized during 2013 and 2012were primarily related to our interest in Devco California LLC (formerly Casden Properties LLC), an entity organized to acquire, re-entitle and develop land parcels in southern California. These recoveries were partially offset by losses on other notes receivable recognized during 2013 and 2012, primarily due to apartment community sales during these years for which the net proceeds available for repayment of partnership loans were less than the amounts previously anticipated.

Interest Expense

For the year ended December 31, 2013, compared to the year ended December 31, 2012, interest expense, which includes the amortization of deferred financing costs and prepayment penalties incurred on debt refinancings, increased by $7.7 million, or 3.3%. Approximately $10.5 million of the increase was driven by debt forgiveness gains recognized by the legacy asset management business during 2012, partially offset by normal interest expense. The debt forgiveness gains were recognized upon the sale of partnership interests held by the legacy asset management business. The gains and interest expense were primarily allocated to noncontrolling interests and had no significant effect on the amounts of net income attributable to Aimco or the Aimco Operating Partnership during these periods. Interest expense also increased by $3.1 million due to prepayment penalties incurred upon the early repayment of property debt on an apartment community included in our unencumbered pool. These increases in interest expense were partially offset by decreases in interest expense resulting from lower average outstanding balances on non-recourse property debt for our existing apartment communities (inclusive of the expansion of our pool of unencumbered apartment communities).

For the year ended December 31, 2012, compared to the year ended December 31, 2011, interest expense decreased by $42.9 million, or 15.8%. This decrease was primarily attributable to our recognition during 2011 of $20.7 million of prepayment penalties and the write off of $2.3 million of deferred loan costs in connection with the completion of a series of refinancing transactions in 2011. The decrease was also due to $15.6 million of debt forgiveness gains recognized during 2012 upon the sale of partnership interests held by the legacy asset management business. These gains were primarily allocated to noncontrolling interests and had no significant effect on the amounts of net income attributable to Aimco or the Aimco Operating Partnership during the year ended December 31, 2012. The remainder of the decrease in interest expense was due to lower average outstanding loan balances and interest rates.

Equity in Earnings or Income (Losses) of Unconsolidated Real Estate Partnerships

Equity in earnings or losses of unconsolidated real estate partnerships includes our share of the net earnings or losses of our unconsolidated real estate partnerships, which may include impairment losses, gains or losses on the disposition of apartment communities or depreciation expense, which may exceed the net operating income recognized by such unconsolidated partnerships.

During 2012 and 2011, the majority of the equity in losses of unconsolidated real estate partnerships related to the legacy asset management business. These amounts were attributed to noncontrolling interests and had no significant effect on the amounts of net income or loss attributable to Aimco or the Aimco Operating Partnership. Following the sale of the legacy asset management business during late 2012, the equity in losses of these unconsolidated real estate partnerships is included in (loss) gain on dispositions and other, as further discussed below.

Gain on Dispositions of Unconsolidated Real Estate and Other

Gain on dispositions of unconsolidated real estate and other includes gains or losses on disposition of interests in unconsolidated real estate partnerships, gains or losses on dispositions of land and other non-depreciable assets and certain costs related to asset disposal activities, which vary from period to period. During 2013, gain on dispositions of unconsolidated real estate and other also includes the net results of operations related to the legacy asset management business, which we account for under the profit sharing method as further discussed in Note 3 to the consolidated financial statements in Item 8.

During the year ended December 31, 2013, we recognized $1.1 million of income related to the legacy asset management business, which is net of approximately $0.6 million of income tax expense. We allocated $21.4 million of net losses to noncontrolling interests in the legacy asset management business, resulting in income of $22.5 million from the legacy asset management business attributable to Aimco and the Aimco Operating Partnership. As described in Note 3 to the consolidated financial statements in Item 8, $20.6 million of the losses allocated to noncontrolling interests related to the derecognition of residual noncontrolling interest balances related to partnerships that commenced dissolution in 2013.

During the years ended December 31, 2012 and 2011, we recognized $21.9 million and $2.4 million, respectively, in net gains on dispositions of unconsolidated real estate and other. Approximately $15.7 million of the gains recognized during 2012 related to the sale of our interests in two unconsolidated real estate partnerships. The majority of the remainder of the gains recognized in 2012 and substantially all the gains recognized in 2011 related to partnership interests held through the legacy asset management business, in which we had an insignificant economic interest. Accordingly, these gains related to the legacy asset management business were attributed to noncontrolling interests and had no significant effect on the amounts of income or loss attributable to Aimco or the Aimco Operating Partnership during the years ended December 31, 2012 and 2011.

Income Tax Benefit

Certain of our operations or a portion thereof, including property management, asset management and risk management are conducted through TRS entities. Income taxes related to the results of continuing operations of our TRS entities are included in income tax benefit in our consolidated statements of operations.

For the year ended December 31, 2013, compared to the year ended December 31, 2012, income tax benefit increased by $1.1 million from $0.9 million to $2.0 million, primarily due to a $3.9 million tax benefit associated with historic tax credits earned from the redevelopment of our Lincoln Place apartment community, partially offset by an increase in income tax expense resulting from taxable income earned by our TRS entities.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, income tax benefit decreased by $5.1 million, from $5.9 million to $0.9 million, primarily due to decreases in tax benefits due to decreases in losses of our TRS entities, including the recovery during 2012 of previously recognized losses on our interest in Devco California LLC.

Income from Discontinued Operations, Net

The results of operations for consolidated apartment communities sold during the period or designated as held for sale at the end of the period are required to be classified as discontinued operations for all periods presented. The components of net earnings that are classified as discontinued operations include all property-related revenues and operating expenses, depreciation expense recognized prior to the classification as held for sale, property-specific interest expense and debt extinguishment gains and losses to the extent there is secured debt on the apartment community. In addition, any impairment losses on assets held for sale and the net gain or loss on the eventual disposal of assets held for sale are reported in discontinued operations.

For the years ended December 31, 2013 and 2012, income from discontinued operations totaled $203.2 million and $214.1 million, respectively. The $10.9 million decrease in income from discontinued operations was principally due to a $23.2 million decrease in gain on dispositions of real estate, net of income taxes, with the balance of the change resulting from an increase in operating income, net of interest expense, due to the timing and composition of sales.

For the years ended December 31, 2012 and 2011, income from discontinued operations totaled $214.1 million and $78.1 million, respectively. The $136.0 million increase in income from discontinued operations was principally due to a $122.9 million increase in gain on dispositions of real estate, net of income taxes, with the balance of the change resulting from an increase in operating income, net of interest expense, due to the timing and composition of sales.

During the year ended December 31, 2013, we sold 29 consolidated apartment communities for an aggregate sales price of $515.8 million, resulting in net proceeds of $233.1 million and a net gain of approximately $200.6 million (which is net of $11.8 million of related income taxes). We sold 16 of our lowest-rated conventional apartment communities with average revenue per apartment home of $874, 40% below the average of our retained portfolio. Among the apartment communities sold were the last we held in Dallas-Fort Worth, Tampa, Daytona Beach and Naples, Florida and Detroit. We also sold 13 affordable apartment communities.

During the year ended December 31, 2012, we sold 75 consolidated apartment communities for an aggregate sales price of $719.0 million, resulting in net proceeds of $289.9 million and a net gain of approximately $223.8 million (which is net of $10.7 million of related income taxes). During the year ended December 31, 2011, we sold 67 consolidated apartment communities for an aggregate sales price of $473.5 million, resulting in net proceeds of $185.6 million and a net gain of approximately $100.9 million (which is net of $7.3 million of related income taxes).

Net operating income, or NOI, capitalization rate and free cash flow, or FCF, capitalization rate are common benchmarks used in the real estate industry for relative comparison of real estate valuations, including for apartment community sales. We calculate NOI capitalization rates using an apartment community's trailing twelve month net operating income prior to sale, less a 3.0% management fee, divided by gross proceeds. FCF represents an apartment community's NOI less capital spending required to maintain the condition of the apartment community, and the FCF capitalization rate represents the rate of return generated by the FCF from the apartment community divided by the gross proceeds from its sale. The NOI capitalization rates and FCF capitalization rates for our conventional and affordable apartment community sales during the years ended December 31, 2013, 2012 and 2011, were as follows:

	2013	2012	2011
NOI capitalization rate:			
Conventional	7.6%	6.2%	7.0%
Affordable	5.8%	8.3%	9.0%
FCF capitalization rate:			
Conventional	5.8%	4.8%	4.8%
Affordable	4.8%	5.7%	5.8%

Noncontrolling Interests in Consolidated Real Estate Partnerships

Noncontrolling interests in consolidated real estate partnerships reflects the results of our consolidated real estate partnerships allocated to the owners who are not affiliated with Aimco. The amounts of income or loss of our consolidated real estate partnerships that we allocate to owners not affiliated with Aimco include their share of property management fees, interest on notes and other amounts that we charge to these partnerships.

For the years ended December 31, 2013 and 2012, we allocated net income of $12.5 million and $51.2 million, respectively, to noncontrolling interests in consolidated real estate partnerships, a decrease of $38.7 million. This decrease was primarily due to a $29.0 million reduction in the noncontrolling interest partners' share of income from continuing operations, approximately $20.6 million of which was associated with the sales or dissolution of partnerships interests held by the legacy asset management business, resulting in the derecognition of residual noncontrolling interests balances related to these partnerships (see Note 3 to consolidated financial statements in Item 8). Income attributable to noncontrolling interests also decreased by $9.7 million of income from discontinued operations resulting primarily from decreases in gains on dispositions of real estate.

For the year ended December 31, 2012, we allocated net income of $51.2 million to noncontrolling interests in consolidated real estate partnerships, compared to $0.3 million of net losses allocated to these noncontrolling interests during the year ended December 31, 2011, or a variance of $51.5 million. This change was primarily due to a $42.1 million increase in the noncontrolling interest partners' share of income from continuing operations primarily due to their share of decreases in interest expense (inclusive of debt forgiveness gains during 2012) and gains on dispositions of unconsolidated apartment communities in consolidated real estate partnerships. These increases were also affected by ownership changes during the periods resulting from our acquisitions of noncontrolling interests in certain of our consolidated partnerships. This change was also due to a $9.4 million decrease in their share of income from discontinued operations.

Noncontrolling Interests in Aimco Operating Partnership

In Aimco's consolidated financial statements, noncontrolling interests in Aimco Operating Partnership reflects the results of the Aimco Operating Partnership that are allocated to the holders of OP Units. Aimco allocates the Aimco Operating Partnership's income or loss to the holders of common OP Units and equivalents based on the weighted average number of these units (including those held by Aimco) outstanding during the period. The amount of the Aimco Operating Partnership's income allocated to holders of the preferred OP Units is equal to the amount of distributions they receive.

For the years ended December 31, 2013 and 2012, income allocated to noncontrolling interests in the Aimco Operating Partnership were $18.1 million and $11.7 million, respectively. For the year ended December 31, 2011, losses allocated to the noncontrolling interests in the Aimco Operating Partnership totaled $0.8 million.

Net Income Attributable to Aimco Preferred Stockholders and the Aimco Operating Partnership's Preferred Unitholders

Net income attributable to Aimco preferred stockholders and the Aimco Operating Partnership's preferred unitholders both decreased significantly during the year ended December 31, 2013, as compared to the year ended December 31, 2012, due to the redemption by Aimco of $600.9 million of preferred stock during 2012, and the Aimco Operating Partnership's corresponding redemption of preferred units held by Aimco.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions. We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of an apartment community may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the apartment community. If the carrying amount exceeds the estimated aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the apartment community.

From time to time, we have non-revenue producing apartment communities that we hold for future redevelopment. We assess the recoverability of the carrying amount of these redevelopment apartment communities by comparing our estimate of undiscounted future cash flows based on the expected service potential of the redevelopment apartment community upon completion to the carrying amount. In certain instances, we use a probability-weighted approach to determine our estimate of undiscounted future cash flows when alternative courses of action are under consideration.

Real estate investments are subject to varying degrees of risk. Several factors may adversely affect the economic performance and value of our real estate investments. These factors include:

- the general economic climate;
- competition from other apartment communities and other housing options;
- local conditions, such as loss of jobs or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;
- changes in governmental regulations and the related cost of compliance;
- increases in operating costs (including real estate taxes) due to inflation and other factors, which may not be offset by increased rents;
- changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing; and
- changes in interest rates and the availability of financing.

Any adverse changes in these and other factors could cause an impairment of our long-lived assets, including real estate and investments in unconsolidated real estate partnerships. As we execute our portfolio strategy over the next few years, we are evaluating alternatives to sell or reduce our interest in a significant number of apartment communities that do not align with our long-term investment strategy. While there is no assurance that we will sell or reduce our investment in these apartment communities during the desired timeframe, the size of our portfolio is likely to change as we continue to execute our portfolio management strategy. For any apartment communities that are sold or meet the criteria to be classified as held for sale during the next twelve months, the reduction in the estimated holding period for these apartment communities may result in additional impairment losses.

Capitalized Costs

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopment, development and construction projects, other tangible apartment community improvements and replacements of existing apartment community components. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with the planning, execution and control of all capital additions activities at the apartment community level. We characterize as "indirect costs" an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital additions activities. We also capitalize interest, property taxes and insurance during periods in which redevelopment, development and construction projects are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get apartment communities ready for their intended use are in progress. This includes when apartment communities or apartment homes are undergoing physical construction, as well as when apartment homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and apartment homes are available for occupancy. We charge to property operating expense, as incurred, costs including ordinary repairs, maintenance and resident turnover costs. Refer to the discussion of investing activities within the Liquidity and Capital Resources section for a summary of costs capitalized during the periods presented.

Funds From Operations and Adjusted Funds From Operations

Funds From Operations, or FFO, is a non-GAAP financial measure that we believe, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers or other personal property. The National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss computed in accordance with GAAP, excluding gains from sales of, and impairment losses recognized with respect to, depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated on the same basis to determine FFO. We calculate FFO attributable to Aimco common stockholders (diluted) by subtracting, if dilutive, redemption or repurchase related preferred stock issuance costs and dividends on preferred stock, and adding back dividends/distributions on dilutive preferred securities and premiums or discounts on preferred stock redemptions or repurchases.

In addition to FFO, we compute Pro forma FFO and Adjusted FFO, or AFFO, which are also non-GAAP financial measures that we believe are helpful to investors in understanding our performance. Pro forma FFO represents FFO attributable to Aimco common stockholders (diluted), excluding preferred equity redemption-related amounts (adjusted for noncontrolling interests). Preferred equity redemption-related amounts (gains or losses) are items that periodically affect our operating results and we exclude these items from our calculation of Pro forma FFO because such amounts are not representative of our operating performance. AFFO represents Pro forma FFO reduced by Capital Replacements (also adjusted for noncontrolling interests), which represents our estimation of the capital additions required to maintain the value of our portfolio during our ownership period. When we make capital additions at an apartment community, we evaluate whether the additions enhance the value, profitability or useful life of an asset as compared to its condition at the time we purchased the asset. We classify as Capital Improvements those capital additions that meet these criteria and we classify as Capital Replacements those that do not. AFFO is a key financial indicator we use to evaluate our operational performance and is used to help determine the amounts of our dividend payments.

FFO, Pro forma FFO and AFFO should not be considered alternatives to net income (loss) or net cash flows from operating activities, as determined in accordance with GAAP, as indications of our performance or as measures of liquidity. Although we use these non-GAAP measures for comparability in assessing our performance against other REITs, not all REITs compute these same measures. Additionally, computation of AFFO is subject to definitions of capital spending, which are subjective. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other REITs. For the years ended December 31, 2013, 2012 and 2011, Aimco's FFO, Pro forma FFO and AFFO are calculated as follows (in thousands):

	2013	2012	2011
Net income (loss) attributable to Aimco common stockholders (1)	$ 203,673	$ 82,146	$(103,161)
Adjustments:			
Depreciation and amortization, net of noncontrolling partners' interest	282,235	310,047	303,810
Depreciation and amortization related to non-real estate assets, net of noncontrolling partners' interest	(11,273)	(13,000)	(12,539)
Gain on dispositions of unconsolidated real estate and other, net of noncontrolling partners' interest	(19,321)	(15,399)	(2,156)
Provision for impairment losses related to depreciable real estate assets, net of noncontrolling partners' interest	—	7,263	4,043
Discontinued operations:			
Gain on dispositions of real estate, net of income taxes and noncontrolling partners' interest	(165,061)	(185,107)	(60,736)
(Recovery of) provision for impairment losses related to depreciable real estate assets, net of noncontrolling partners' interest	(855)	14,517	16,229
Depreciation of rental property, net of noncontrolling partners' interest	13,349	35,621	57,748
Common noncontrolling interests in Aimco Operating Partnership's share of above adjustments (2)	(5,346)	(9,127)	(20,868)
Amounts allocable to participating securities	(377)	(503)	(556)
FFO attributable to Aimco common stockholders – diluted	$ 297,024	$ 226,458	$ 181,814
Preferred equity redemption related amounts	—	22,626	(3,904)
Common noncontrolling interests in Aimco Operating Partnership's share of above adjustments	—	(1,341)	266
Amounts allocable to participating securities	—	(87)	16
Pro forma FFO attributable to Aimco common stockholders – diluted	$ 297,024	$ 247,656	$ 178,192
Capital Replacements, net of common noncontrolling interests in Aimco Operating Partnership and participating securities	(75,067)	(66,722)	(73,802)
AFFO attributable to Aimco common stockholders – diluted	$ 221,957	$ 180,934	$ 104,390
Weighted average common shares outstanding – diluted (earnings per share)	145,532	134,479	119,312
Dilutive common share equivalents	—	264	314
Weighted average common shares outstanding – diluted (FFO, Pro forma FFO and AFFO) (3)	145,532	134,743	119,626

(1) Represents the numerator for calculating Aimco's earnings per common share in accordance with GAAP (see Note 13 to the consolidated financial statements in Item 8).

(2) During the years ended December 31, 2013, 2012 and 2011, the Aimco Operating Partnership had outstanding 7,965,431, 8,134,774 and 8,368,855 common OP Units and equivalents.

(3) Represents the denominator for Aimco's earnings per common share – diluted, calculated in accordance with GAAP, plus common share equivalents that are dilutive for FFO, Pro forma FFO and AFFO.

For the year ended December 31, 2013 as compared to the 2012, Pro forma FFO increased 11% (on a diluted per share basis) as a result of improved property operating results and lower offsite costs. These positive results were somewhat offset by higher interest expense and lower income from discontinued operations. For the same period, AFFO increased 14% (on a diluted per share basis), as a result of the Pro forma FFO growth as well as a decrease in Capital Replacements spending as a percentage of net operating income. An increase in 2013 Capital Replacement spending related to multi-phase capital projects was offset by a reduction in Standard Capital Replacements due to the sale of approximately 18,000 apartment homes during 2012 and 2013. As we concentrate our investment capital in higher quality, higher price-point properties, Capital Replacements decline as a percentage of net operating income. Refer to the Liquidity and Capital Resources section for further information regarding our Capital Replacements and other capital investing activities.

The Aimco Operating Partnership does not separately compute or report FFO, Pro forma FFO or AFFO. However, based on Aimco's method for allocation of amounts of FFO, Pro forma FFO and AFFO to noncontrolling interests in the Aimco Operating Partnership, as well as the limited differences between Aimco's and the Aimco Operating Partnership's net loss amounts during the periods presented, FFO, Pro forma FFO and AFFO amounts on a per unit basis for the Aimco Operating Partnership would be expected to be substantially the same as the corresponding per share amounts for Aimco.

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations. Our primary source of liquidity is cash flow from our operations. Additional sources are proceeds from sales of apartment communities, proceeds from refinancings of existing property debt, borrowings under new property debt, borrowings under our Credit Agreement and proceeds from equity offerings.

Our principal uses for liquidity include normal operating activities, payments of principal and interest on outstanding property debt, capital expenditures, dividends paid to stockholders, distributions paid to noncontrolling interest partners and acquisitions of, and investments in, apartment communities. We use our cash and cash equivalents and our cash provided by operating activities to meet short-term liquidity needs. In the event that our cash and cash equivalents and cash provided by operating activities are not sufficient to cover our short-term liquidity needs, we have additional means, such as short-term borrowing availability and proceeds from apartment community sales and refinancings. We may use our Credit Agreement for working capital and other short-term purposes, such as funding investments on an interim basis. We expect to meet our long-term liquidity requirements, such as debt maturities and apartment community acquisitions, through long-term borrowings, primarily secured, the issuance of equity securities (including OP Units), the sale of apartment communities and cash generated from operations.

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. Currently, interest rates are low compared to historical levels and many lenders are active in the market. However, any adverse changes in the lending environment could negatively affect our liquidity. We believe we have mitigated much of this exposure by reducing our short and intermediate term maturity risk through refinancing such loans with long-dated, fixed-rate property debt. However, if financing options become unavailable for our further debt needs, we may consider alternative sources of liquidity, such as reductions in capital spending or proceeds from asset dispositions.

At December 31, 2013, we had $55.8 million in cash and cash equivalents and $127.0 million of restricted cash, decreases of $28.7 million and $18.5 million, respectively, from December 31, 2012. Restricted cash primarily consists of reserves and escrows held by lenders for bond sinking funds, capital additions, property taxes and insurance, and escrows related to resident security deposits.

The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our consolidated statements of cash flows in Item 8.

Operating Activities

For the year ended December 31, 2013, our net cash provided by operating activities of $325.6 million was primarily related to operating income from our consolidated apartment communities, which is affected primarily by rental rates, occupancy levels and operating expenses related to our portfolio of apartment communities, in excess payments of operating accounts payable and accrued liabilities. Cash provided by operating activities for the year ended December 31, 2013, increased by $8.8 million as compared to the year ended December 31, 2012, primarily due to a decrease in the amount of cash we paid for interest, an increase in the net operating income of the apartment communities included in continuing operations, and the repayment of accrued interest related to the West Harlem property loans receivable discussed in Note 3 to the consolidated financial statements in Item 8. These increases in cash from operating activities were partially offset by a decrease in the net operating income of our apartment communities included in discontinued operations due to our sales of apartment communities during 2013 and 2012.

Investing Activities

For the year ended December 31, 2013, our net cash provided by investing activities of $65.2 million consisted primarily of capital expenditures and purchases of real estate, partially offset by proceeds from dispositions of real estate and the net proceeds from the repayment of the principal associated with the West Harlem property loans receivable and related purchase option discussed in Note 3 to the consolidated financial statements in Item 8.

Capital expenditures totaled $350.3 million, $270.2 million, and $200.4 million during the years ended December 31, 2013, 2012 and 2011, respectively. We generally fund capital additions with cash provided by operating activities and cash proceeds from apartment community sales. We categorize our capital spending broadly into five primary categories: Capital Replacements (consisting of standard Capital Replacements and those relating to multi-phase projects), Property Upgrades, Capital Improvements, redevelopment and development, and casualty replacements spending. We monitor our spending in these categories based on capital additions related to apartment communities that we own and manage, and we do not include in these measures capital spending related to apartment communities sold or classified as held for sale at the end of the period, commercial space or fitness facilities at our communities, or apartment communities we own but do not manage. A summary of the capital spending for these categories, along with a reconciliation of the total for these categories to the capital expenditures reported in the accompanying consolidated statements of cash flow for the years ended December 31, 2013, 2012, and 2011, are presented below (dollars in thousands):

	2013	2012	2011
Capital Replacements:			
Standard	$ 48,204	$ 53,849	$ 65,772
Multi-phase projects	22,314	4,425	—
Property Upgrades	39,059	45,702	23,569
Capital Improvements	57,773	35,590	34,652
Redevelopment and development additions	194,159	100,085	33,173
Casualty replacements	9,262	12,033	9,812
Total capital additions	370,771	251,684	166,978
Less: additions related to unconsolidated partnerships	—	(1,226)	(461)
Plus: additions related to sold apartment communities	4,831	20,501	40,214
Plus: additions related to consolidated apartment communities not managed, commercial space, fitness facilities and other	436	1,144	533
Consolidated capital additions	376,038	272,103	207,264
Plus: net change in accrued capital spending	(25,700)	(1,893)	(6,892)
Capital expenditures per consolidated statement of cash flows	$350,338	$270,210	$200,372

Capital spending related to redevelopment and development and Capital Improvements increased significantly during the year ended December 31, 2013, as compared to the year ended December 31, 2012, due to ongoing projects and new projects we commenced in 2012. Capital spending related to redevelopment and Property Upgrades increased significantly in the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to the commencement during 2012 of large redevelopment projects and large projects for Property Upgrades, primarily the installation of simulated wood flooring at certain of our apartment communities.

During the year ended December 31, 2013, we completed the Baywalk redevelopment at our Flamingo South Beach apartment community located in Miami, Florida, for a total project cost of $4.6 million, and we completed the construction of 28 townhomes at our Elm Creek apartment community located in Elmhurst, IL, for a total project cost of $12.0 million.

During the year ended December 31, 2013, we continued the redevelopment of four apartment communities that were started during 2012. In addition, we substantially completed the Capital Replacement and Capital Improvement phase of our multi-phase capital projects at 2900 on First, located in Seattle, Washington, and Park Towne Place and The Sterling, both located in Center City Philadelphia, Pennsylvania, and we began the redevelopment phase of a project at The Sterling, which includes renovation of common areas and commercial space, as well as the upgrade of 69 apartment homes. Additional apartment homes may be upgraded in the future. We expect the redevelopment of 2900 on First and Park Towne Place to begin during 2014. We expect our conventional redevelopment spending for 2014 to range from approximately $125 million to $150 million.

Information regarding our active redevelopment projects at December 31, 2013, is presented below (dollars in millions):

				Anticipated Schedule			
	Total Number of Apartment Homes	Estimated Total Project Cost	Inception-to-Date Investment	Construction Start	Initial Occupancy	Construction Complete	Stabilized Operations
Lincoln Place, Venice, CA	795	$350	$294.9	Multiple	Multiple	4Q 2014	1Q 2015
Pacific Bay Vistas, San Bruno, CA	308	121	106.3	4Q 2011	3Q 2013	2Q 2014	3Q 2014
The Palazzo at Park La Brea, Los Angeles, CA	521	16	9.7	1Q 2012	4Q 2012	3Q 2014	4Q 2014
The Preserve at Marin, Corte Madera, CA	126	101	81.8	4Q 2012	1Q 2014	3Q 2014	4Q 2014
The Sterling, Philadelphia, PA	537	25	3.5	4Q 2013	3Q 2014	2Q 2015	3Q 2015
Total	2,287	$613	$496.2				

During the year ended December 31, 2013, we also broke ground on the One Canal Street development, a 12-story apartment community in Boston, Massachusetts. We expect to invest approximately $190 million over the next two and one-half years to construct 310 luxury apartment homes and approximately 22,000 square feet of commercial space. The development will be funded in part by a $114.0 million construction loan and in part by proceeds from sales of lower rated apartment communities in less desirable submarkets. Through December 31, 2013, we have incurred approximately $15.9 million of costs related to this development, and we expect to invest approximately $60 million to $70 million in this project during 2014.

For the years ended December 31, 2013, 2012 and 2011, we capitalized $17.6 million, $16.6 million and $14.0 million of interest costs, respectively, and $33.2 million, $33.7 million and $29.0 million of other direct and indirect costs, respectively.

Financing Activities

For the year ended December 31, 2013, our net cash used in financing activities of $419.5 million was primarily attributed to principal payments on property debt, dividends paid to common security holders and distributions paid to and acquisitions of noncontrolling interests, partially offset by proceeds from property debt.

Property Debt

At December 31, 2013 and 2012, we had $4.3 billion and $4.7 billion, respectively, of consolidated property debt outstanding, which, at December 31, 2012, included $278.5 million of property debt classified within liabilities related to assets held for sale. Approximately 3.1% of our property debt at December 31, 2013, was variable rate. Although we are sometimes required by the limited partners in our consolidated real estate partnerships to limit our exposure to interest rate fluctuations by entering into interest swap agreements, which moderate our exposure to interest rate risk by effectively converting the interest on variable rate debt to a fixed rate, our exposure to such derivative instruments is limited. We intend to continue to refinance property debt primarily as a means of extending current and near term maturities and to finance certain capital projects.

Credit Agreement

Our Credit Agreement provides for $600.0 million of revolving loan commitments. Borrowings under the Credit Agreement bear interest at a rate set forth on a pricing grid which rate varies based on our leverage (initially either LIBOR, plus 1.875%, or, at our option, Prime plus 0.5%). The Credit Agreement matures in September 2017, and may be extended for an additional one-year period, subject to certain conditions.

As of December 31, 2013, we had $50.4 million of outstanding borrowings under our Credit Agreement, and we had the capacity to borrow $505.0 million, net of the outstanding borrowings and $44.6 million for undrawn letters of credit backed by the Credit Agreement. The interest rate on our outstanding borrowings was 3.75% at December 31, 2013. The proceeds of revolving loans are generally used for working capital and other short-term purposes.

Equity and Partners' Capital Transactions

During the year ended December 31, 2013, Aimco paid cash dividends or distributions totaling $2.8 million and $140.1 million, respectively, to preferred stockholders and common stockholders.

During the year ended December 31, 2013, the Aimco Operating Partnership paid cash distributions totaling $9.2 million and $147.7 million to preferred unitholders and common unitholders, respectively, of which $2.8 million and $140.1 million, respectively, represented distributions to Aimco, and $6.4 million and $7.6 million, respectively, represented distributions paid to holders of OP Units. The distributions paid to the holders OP Units are reflected as distributions to noncontrolling interests in the Aimco Operating Partnership within Aimco's consolidated financial statements.

During the year ended December 31, 2013, Aimco and the Aimco Operating Partnership paid cash distributions of $49.7 million to holders of noncontrolling interests in consolidated real estate partnerships, primarily related to apartment community sales during 2013 and late 2012.

Pursuant to At-The-Market offering programs active at December 31, 2013, Aimco has the capacity to issue up to 3.5 million shares of its Common Stock and 3.5 million shares of its Class Z Cumulative Preferred Stock. In the event of any such issuances, Aimco would contribute the net proceeds to the Aimco Operating Partnership in exchange for a number of common partnership units or Class Z Partnership Preferred Units, as the case may be, equal to the number of shares issued and sold. Additionally, the Aimco Operating Partnership and Aimco have a shelf registration statement that provides for the issuance of debt securities by the Aimco Operating Partnership and equity securities by Aimco.

During the year ended December 31, 2013, we acquired the remaining noncontrolling limited partnership interests in three consolidated real estate partnerships that own five apartment communities and for which our affiliates serve as general partner, for a total cost of $17.9 million, and we redeemed approximately 105,000 common OP Units for cash of $3.1 million.

Contractual Obligations

This table summarizes information contained elsewhere in this Annual Report regarding payments due under contractual obligations and commitments as of December 31, 2013 (amounts in thousands):

	Total	Less than One Year	2-3 Years	4-5 Years	More than Five Years
Long-term debt (1)	$4,337,785	$170,202	$ 822,442	$ 790,028	$2,555,113
Interest related to long-term debt (2)	1,598,573	233,714	419,229	319,609	626,021
Office space lease obligations	10,766	3,249	4,691	2,826	—
Ground lease obligations (3)	27,100	973	1,947	1,947	22,233
Construction obligations (4)	229,955	148,222	81,733	—	—
Total	$6,204,179	$556,360	$1,330,042	$1,114,410	$3,203,367

(1) Includes scheduled principal amortization and maturity payments related to our long-term debt.

(2) Includes interest related to both fixed rate and variable rate debt. Interest related to variable rate debt is estimated based on the rate effective at December 31, 2013. Refer to Note 5 to the consolidated financial statements in Item 8 for a description of average interest rates associated with our debt.

(3) These ground leases mature in years ranging from 2037 to 2084.

(4) Represents estimated obligations pursuant to construction contracts related to our development, redevelopment and other capital projects. Refer to Note 7 to the consolidated financial statements in Item 8 for additional information regarding these obligations.

In addition to the amounts presented in the table above, at December 31, 2013, we were obligated to make dividend payments on $68.9 million (liquidation value) of perpetual preferred stock outstanding with a weighted average annual dividend yield of 4.0% and distribution payments on $79.1 million (liquidation value) of redeemable preferred OP Units of the Aimco Operating Partnership outstanding with annual distribution yields ranging from 1.8% to 8.8%. For the year ended December 31, 2013, the dividend payments on our perpetual preferred stock totaled $2.8 million and the distributions payments on the Aimco Operating Partnership's preferred OP Units totaled $6.4 million.

Additionally, we may enter into commitments to purchase goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Future Capital Needs

In addition to the items set forth in "Contractual Obligations" above, we expect to fund any future acquisitions, redevelopment and development projects, Capital Improvements and Capital Replacements principally with proceeds from apartment community sales (including tax-free exchange proceeds), short-term borrowings, debt and equity financing and operating cash flows.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our primary market risk exposure is to the availability of property debt or other cash sources to refund maturing property debt and to changes in base interest rates and credit risk spreads. Our liabilities are not subject to any other material market rate or price risks. We use predominantly long-term, fixed-rate non-recourse property debt in order to avoid the refunding and repricing risks of short-term borrowings. We use short-term debt financing and working capital primarily to fund short-term uses and acquisitions and generally expect to refinance such borrowings with cash from operating activities, proceeds from apartment community sales, long-term debt or equity financings. We make limited use of other derivative financial instruments and we do not use them for trading or other speculative purposes.

As of December 31, 2013, on a consolidated basis, we had approximately $195.4 million of variable-rate indebtedness outstanding and $37.0 million of variable rate preferred securities outstanding. We estimate that an increase in 30-day LIBOR of 100 basis points with constant credit risk spreads would result in our net income and the amount of net income attributable to our common security holders (including Aimco common stockholders and the Aimco Operating Partnership's common unitholders) being reduced (or the amounts of net loss and net loss attributable to our common equity holders being increased) by approximately $1.6 million and $1.8 million, respectively, on an annual basis.

At December 31, 2013, we had approximately $182.8 million in cash and cash equivalents and restricted cash, a portion of which bear interest at variable rates and may mitigate the effect of an increase in variable rates on our variable-rate indebtedness and preferred stock discussed above.

We estimate the fair value for our debt instruments as described in Note 6 to the consolidated financial statements in Item 8. The estimated aggregate fair value of our consolidated debt (inclusive of outstanding borrowings under our Credit Agreement) was approximately $4.5 billion at December 31, 2013 ($4.4 billion on a proportionate basis, including our share of the property debt of unconsolidated partnerships). The combined carrying value of our consolidated debt was approximately $4.4 billion at December 31, 2013 ($4.2 billion on a proportionate basis). If market rates for our fixed-rate debt were higher by 100 basis points with constant credit risk spreads, the estimated fair value of our debt discussed above would have decreased from $4.5 billion to $4.3 billion (from $4.4 billion to $4.2 billion on a proportionate basis). If market rates for our debt discussed above were lower by 100 basis points with constant credit risk spreads, the estimated fair value of our fixed-rate debt would have increased from $4.5 billion to $4.7 billion (from $4.4 billion to $4.6 billion on a proportionate basis).

Item 8. *Financial Statements and Supplementary Data*

The independent registered public accounting firm's reports, consolidated financial statements and schedule listed in the accompanying index are filed as part of this report and incorporated herein by this reference. See "Index to Financial Statements" on page F-1 of this Annual Report.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Aimco

Disclosure Controls and Procedures

Aimco's management, with the participation of Aimco's chief executive officer and chief financial officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, Aimco's chief executive officer and chief financial officer have concluded that, as of the end of such period, Aimco's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Aimco's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Aimco's internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (1992 Framework).

Based on their assessment, management concluded that, as of December 31, 2013, Aimco's internal control over financial reporting is effective.

Aimco's independent registered public accounting firm has issued an attestation report on Aimco's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There has been no change in Aimco's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2013 that has materially affected, or is reasonably likely to materially affect, Aimco's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Apartment Investment and Management Company

We have audited Apartment Investment and Management Company's (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 21, 2014

The Aimco Operating Partnership

Disclosure Controls and Procedures

The Aimco Operating Partnership's management, with the participation of the chief executive officer and chief financial officer of Aimco, who are the equivalent of the Aimco Operating Partnership's chief executive officer and chief financial officer, respectively, has evaluated the effectiveness of the Aimco Operating Partnership's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the chief executive officer and chief financial officer of Aimco have concluded that, as of the end of such period, the Aimco Operating Partnership's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Aimco Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Aimco Operating Partnership's internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (1992 Framework).

Based on their assessment, management concluded that, as of December 31, 2013, the Aimco Operating Partnership's internal control over financial reporting is effective.

The Aimco Operating Partnership's independent registered public accounting firm has issued an attestation report on the Aimco Operating Partnership's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There has been no change in the Aimco Operating Partnership's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Aimco Operating Partnership's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Partners of
AIMCO Properties, L.P.

We have audited AIMCO Properties, L.P.'s (the "Partnership") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). The Partnership's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), partners' capital, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 21, 2014

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Each member of the board of directors of Aimco also is a director of the general partner of the Aimco Operating Partnership. The officers of Aimco are also the officers of the general partner of the Aimco Operating Partnership and hold the same titles. The information required by this item for both Aimco and the Aimco Operating Partnership is presented jointly under the captions "Board of Directors and Executive Officers," "Corporate Governance Matters—Code of Ethics," "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance Matters—Nominating and Corporate Governance Committee," "Corporate Governance Matters—Audit Committee" and "Corporate Governance Matters—Audit Committee Financial Expert" in the proxy statement for Aimco's 2014 annual meeting of stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by this item is presented under the captions "Compensation Discussion & Analysis," "Compensation and Human Resources Committee Report to Stockholders," "Summary Compensation Table," "Grants of Plan-Based Awards in 2013," "Outstanding Equity Awards at Fiscal Year End 2013," "Option Exercises and Stock Vested in 2013," "Potential Payments Upon Termination or Change in Control" and "Corporate Governance Matters - Director Compensation" in the proxy statement for Aimco's 2014 annual meeting of stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item, for both Aimco and the Aimco Operating Partnership, is presented under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the proxy statement for Aimco's 2014 annual meeting of stockholders and is incorporated herein by reference. In addition, as of February 20, 2014, Aimco, through its consolidated subsidiaries, held 94.9% of the Aimco Operating Partnership's common partnership units outstanding.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is presented under the caption "Certain Relationships and Related Transactions" and "Corporate Governance Matters - Independence of Directors" in the proxy statement for Aimco's 2014 annual meeting of stockholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is presented under the caption "Principal Accountant Fees and Services" in the proxy statement for Aimco's 2014 annual meeting of stockholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) The financial statements listed in the Index to Financial Statements on Page F-1 of this report are filed as part of this report and incorporated herein by reference.

(a)(2) The financial statement schedule listed in the Index to Financial Statements on Page F-1 of this report is filed as part of this report and incorporated herein by reference.

(a)(3) The Exhibit Index is incorporated herein by reference.

INDEX TO EXHIBITS (1) (2)

EXHIBIT NO.	DESCRIPTION
3.1	Charter (Exhibit 3.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, is incorporated herein by this reference)
3.2	Amended and Restated Bylaws (Exhibit 3.2 to Aimco's Current Report on Form 8-K dated February 2, 2010, is incorporated herein by this reference)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of July 29, 1994, as amended and restated as of February 28, 2007 (Exhibit 10.1 to Aimco's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by this reference)
10.2	First Amendment to Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of December 31, 2007 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 31, 2007, is incorporated herein by this reference)
10.3	Second Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of July 30, 2009 (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, is incorporated herein by this reference)
10.4	Third Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of September 2, 2010 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated September 3, 2010, is incorporated herein by this reference)
10.5	Fourth Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of July 26, 2011 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated July 26, 2011, is incorporated herein by this reference)
10.6	Fifth Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of August 24, 2011 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated August 24, 2011, is incorporated herein by this reference)
10.7	Sixth Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of the Aimco Operating Partnership, dated as of December 31, 2011 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 31, 2011, is incorporated herein by this reference)
10.8	Senior Secured Credit Agreement, dated as of December 13, 2011, among Aimco, the Aimco Operating Partnership, AIMCO/Bethesda Holdings, Inc., the lenders from time to time party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 13, 2011, is incorporated herein by this reference)

EXHIBIT NO.	DESCRIPTION
10.9	First Amendment to Senior Secured Credit Agreement, dated as of April 5, 2013, by and among Aimco, the Aimco Partnership, AIMCO/Bethesda Holdings, Inc., Keybank National Association, as Agent for itself and the other lenders from time to time a party to the Senior Secured Credit Agreement (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, is incorporated herein by this reference)
10.10	Second Amendment to Credit Agreement and Joinder to Guaranty, dated as of September 30, 2013, among Aimco, the Aimco Operating Partnership, AIMCO/Bethesda Holdings, Inc., the guarantors party thereto, the lenders party thereto and KeyBank National Association, as administrative agent (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated September 30, 2013, is incorporated herein by this reference)
10.11	Master Indemnification Agreement, dated December 3, 2001, by and among Aimco, the Aimco Operating Partnership., XYZ Holdings LLC, and the other parties signatory thereto (Exhibit 2.3 to Aimco's Current Report on Form 8-K, dated December 6, 2001, is incorporated herein by this reference)
10.12	Tax Indemnification and Contest Agreement, dated December 3, 2001, by and among Aimco, National Partnership Investments, Corp., and XYZ Holdings LLC and the other parties signatory thereto (Exhibit 2.4 to Aimco's Current Report on Form 8-K, dated December 6, 2001, is incorporated herein by this reference)
10.13	Employment Contract executed on December 29, 2008, by and between the Aimco Operating Partnership and Terry Considine (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 29, 2008, is incorporated herein by this reference)*
10.14	Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (October 1999) (Exhibit 10.26 to Aimco's Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference)*
10.15	Form of Restricted Stock Agreement (1997 Stock Award and Incentive Plan) (Exhibit 10.11 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, is incorporated herein by this reference)*
10.16	Form of Incentive Stock Option Agreement (1997 Stock Award and Incentive Plan) (Exhibit 10.42 to Aimco's Annual Report on Form 10-K for the year ended December 31, 1998, is incorporated herein by this reference)*
10.17	2007 Stock Award and Incentive Plan (incorporated by reference to Appendix A to Aimco's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 20, 2007)*
10.18	Form of Restricted Stock Agreement (Exhibit 10.2 to Aimco's Current Report on Form 8-K, dated April 30, 2007, is incorporated herein by this reference)*
10.19	Form of Non-Qualified Stock Option Agreement (Exhibit 10.3 to Aimco's Current Report on Form 8-K, dated April 30, 2007, is incorporated herein by this reference)*
10.20	2007 Employee Stock Purchase Plan (incorporated by reference to Appendix B to Aimco's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 20, 2007)*
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm—Aimco
23.2	Consent of Independent Registered Public Accounting Firm—Aimco Operating Partnership

EXHIBIT NO.	DESCRIPTION
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco
31.3	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
31.4	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco
32.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
32.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
99.1	Agreement re: disclosure of long-term debt instruments—Aimco
99.2	Agreement re: disclosure of long-term debt instruments—Aimco Operating Partnership
101	XBRL (Extensible Business Reporting Language). The following materials from Aimco's and the Aimco Operating Partnership's combined Annual Report on Form 10-K for the year ended December 31, 2013, formatted in XBRL: (i) consolidated balance sheets; (ii) consolidated statements of operations; (iii) consolidated statements of comprehensive loss; (iv) consolidated statements of equity and consolidated statements of partners' capital; (v) consolidated statements of cash flows; (vi) notes to consolidated financial statements; and (vii) financial statement schedule (3).

(1) Schedule and supplemental materials to the exhibits have been omitted but will be provided to the Securities and Exchange Commission upon request.

(2) The Commission file numbers for exhibits is 001-13232 (Aimco) and 0-24497 (the Aimco Operating Partnership), and all such exhibits remain available pursuant to the Records Control Schedule of the Securities and Exchange Commission.

(3) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

By: /s/ TERRY CONSIDINE
Terry Considine
Chairman of the Board and
Chief Executive Officer

Date: February 21, 2014

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, Inc., its General Partner

By: /s/ TERRY CONSIDINE
Terry Considine
Chairman of the Board and
Chief Executive Officer

Date: February 21, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of each registrant and in the capacities and on the dates indicated.

Signature	Title	Date
APARTMENT INVESTMENT AND MANAGEMENT COMPANY		
AIMCO PROPERTIES, L.P. By:AIMCO-GP, Inc., its General Partner		
/s/ TERRY CONSIDINE Terry Considine	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 21, 2014
/s/ ERNEST M. FREEDMAN Ernest M. Freedman	Executive Vice President and Chief Financial Officer (principal financial officer)	February 21, 2014
/s/ PAUL BELDIN Paul Beldin	Senior Vice President and Chief Accounting Officer (principal accounting officer)	February 21, 2014
/s/ JAMES N. BAILEY James N. Bailey	Director	February 21, 2014
/s/ THOMAS L. KELTNER Thomas L. Keltner	Director	February 21, 2014
/s/ J. LANDIS MARTIN J. Landis Martin	Director	February 21, 2014
/s/ ROBERT A. MILLER Robert A. Miller	Director	February 21, 2014
/s/ KATHLEEN M. NELSON Kathleen M. Nelson	Director	February 21, 2014
/s/ MICHAEL A. STEIN Michael A. Stein	Director	February 21, 2014

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Apartment Investment and Management Company

We have audited the accompanying consolidated balance sheets of Apartment Investment and Management Company (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the accompanying Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 21, 2014

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2013 and 2012
(In thousands, except share data)

	2013	2012
ASSETS		
Buildings and improvements	$ 6,332,723	$ 6,014,062
Land	1,881,358	1,857,956
Total real estate	8,214,081	7,872,018
Less accumulated depreciation	(2,822,872)	(2,637,057)
Net real estate ($392,245 and $578,421 related to VIEs)	5,391,209	5,234,961
Cash and cash equivalents ($24,094 and $23,599 related to VIEs)	55,751	84,413
Restricted cash ($36,369 and $38,477 related to VIEs)	127,037	145,585
Notes receivable	3,145	102,897
Other assets ($211,287 and $220,910 related to VIEs)	502,271	543,778
Assets held for sale	—	289,746
Total assets	$ 6,079,413	$ 6,401,380
LIABILITIES AND EQUITY		
Non-recourse property debt ($355,372 and $477,791 related to VIEs)	$ 4,337,785	$ 4,413,083
Revolving credit facility borrowings	50,400	—
Total indebtedness	4,388,185	4,413,083
Accounts payable	43,161	30,747
Accrued liabilities and other ($140,910 and $159,607 related to VIEs)	287,595	313,611
Deferred income	107,775	127,561
Liabilities related to assets held for sale	—	281,438
Total liabilities	4,826,716	5,166,440
Preferred noncontrolling interests in Aimco Operating Partnership	79,953	80,046
Commitments and contingencies (Note 7)	—	—
Equity:		
Perpetual Preferred Stock (Note 9)	68,114	68,114
Common Stock, $0.01 par value, 505,787,260 shares authorized, 145,917,387 and 145,563,903 shares issued/outstanding at December 31, 2013 and 2012, respectively	1,459	1,456
Additional paid-in capital	3,701,339	3,712,684
Accumulated other comprehensive loss	(4,602)	(3,542)
Distributions in excess of earnings	(2,798,853)	(2,863,287)
Total Aimco equity	967,457	915,425
Noncontrolling interests in consolidated real estate partnerships	233,008	271,065
Common noncontrolling interests in Aimco Operating Partnership	(27,721)	(31,596)
Total equity	1,172,744	1,154,894
Total liabilities and equity	$ 6,079,413	$ 6,401,380

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands, except per share data)

	2013	2012	2011
REVENUES:			
Rental and other property revenues	$ 939,231	$ 916,742	$ 875,694
Tax credit and asset management revenues	34,822	41,769	38,661
Total revenues	974,053	958,511	914,355
OPERATING EXPENSES:			
Property operating expenses	375,672	374,347	376,164
Investment management expenses	4,341	12,008	10,459
Depreciation and amortization	291,910	325,173	323,233
Provision for real estate impairment losses	—	6,235	—
General and administrative expenses	45,708	49,602	50,906
Other expenses, net	7,403	12,130	18,302
Total operating expenses	725,034	779,495	779,064
Operating income	249,019	179,016	135,291
Interest income	16,059	9,890	9,655
Recovery of losses on notes receivable, net	1,884	3,375	509
Interest expense	(237,048)	(229,373)	(272,315)
Equity in income (losses) of unconsolidated real estate partnerships	926	(4,408)	(17,721)
Gain on dispositions of unconsolidated real estate and other, net	1,797	21,886	2,403
Income (loss) before income taxes and discontinued operations	32,637	(19,614)	(142,178)
Income tax benefit	1,959	858	5,941
Income (loss) from continuing operations	34,596	(18,756)	(136,237)
Income from discontinued operations, net	203,229	214,117	78,073
Net income (loss)	237,825	195,361	(58,164)
Noncontrolling interests:			
Net (income) loss attributable to noncontrolling interests in consolidated real estate partnerships	(12,473)	(51,218)	257
Net income attributable to preferred noncontrolling interests in Aimco Operating Partnership	(6,423)	(6,496)	(6,683)
Net (income) loss attributable to common noncontrolling interests in Aimco Operating Partnership	(11,639)	(5,191)	7,503
Total noncontrolling interests	(30,535)	(62,905)	1,077
Net income (loss) attributable to Aimco	207,290	132,456	(57,087)
Net income attributable to Aimco preferred stockholders	(2,804)	(49,888)	(45,852)
Net income attributable to participating securities	(813)	(422)	(222)
Net income (loss) attributable to Aimco common stockholders	$ 203,673	$ 82,146	$(103,161)
Earnings (loss) attributable to Aimco per common share – basic and diluted:			
Income (loss) from continuing operations attributable to Aimco common stockholders	$ 0.29	$ (0.60)	$ (1.22)
Income from discontinued operations attributable to Aimco common stockholders	1.11	1.21	0.36
Net income (loss) attributable to Aimco common stockholders	$ 1.40	$ 0.61	$ (0.86)
Weighted average common shares outstanding – basic	145,291	134,479	119,312
Weighted average common shares outstanding – diluted	145,532	134,479	119,312

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	2013	2012	2011
Net income (loss)	$237,825	$195,361	$(58,164)
Other comprehensive (loss) income:			
Unrealized gains (losses) on interest rate swaps	1,734	(2,581)	(5,885)
Losses on interest rate swaps reclassified into interest expense from accumulated other comprehensive loss	1,678	1,673	1,667
Unrealized (losses) gains on debt securities classified as available-for-sale	(4,188)	4,341	(1,509)
Other comprehensive (loss) income	(776)	3,433	(5,727)
Comprehensive income (loss)	237,049	198,794	(63,891)
Comprehensive (income) loss attributable to noncontrolling interests	(30,819)	(63,020)	2,020
Comprehensive income (loss) attributable to Aimco	$206,230	$135,774	$(61,871)

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	Preferred Stock		Common Stock			Accumulated				
	Shares Issued	Amount	Shares Issued	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Distributions in Excess of Earnings	Total Aimco Equity	Noncontrolling Interests	Total Equity
Balances at December 31, 2010	24,900	$ 657,601	117,643	$1,176	$3,070,296	$(2,076)	$(2,680,955)	$1,046,042	$260,730	$1,306,772
Issuance of Preferred Stock	869	21,075	—	—	(1,085)	—	—	19,990	—	19,990
Repurchase of Preferred Stock	(863)	(21,562)	—	—	1,292	—	3,904	(16,366)	—	(16,366)
Issuance of Common Stock	—	—	2,914	29	71,913	—	—	71,942	—	71,942
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	(6,059)	(6,059)
Officer and employee stock awards and related amounts, net	—	—	317	3	2,094	—	10	2,107	—	2,107
Amortization of share-based compensation cost	—	—	42	1	5,882	—	—	5,883	—	5,883
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	12,358	12,358
Effect of changes in ownership for consolidated entities and other, net	—	—	—	—	(52,059)	—	—	(52,059)	29,746	(22,313)
Change in accumulated other comprehensive loss	—	—	—	—	—	(4,784)	—	(4,784)	(943)	(5,727)
Net loss	—	—	—	—	—	—	(57,087)	(57,087)	(7,760)	(64,847)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(51,727)	(51,727)
Common Stock dividends	—	—	—	—	—	—	(57,583)	(57,583)	—	(57,583)
Preferred Stock dividends	—	—	—	—	—	—	(49,756)	(49,756)	—	(49,756)
Balances at December 31, 2011	24,906	657,114	120,916	1,209	3,098,333	(6,860)	(2,841,467)	908,329	236,345	1,144,674
Issuance of Preferred Stock	405	10,039	—	—	(221)	—	—	9,818	—	9,818
Redemption of Preferred Stock	(24,037)	(599,039)	—	—	20,727	—	(22,626)	(600,938)	—	(600,938)
Issuance of Common Stock	—	—	22,144	221	594,158	—	—	594,379	—	594,379
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	(11,079)	(11,079)
Amortization of share-based compensation cost	—	—	36	—	5,223	—	—	5,223	—	5,223
Exercises of stock options	—	—	2,254	24	48,883	—	—	48,907	—	48,907
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	2,928	2,928
Effect of changes in ownership for consolidated entities	—	—	—	—	(54,799)	—	—	(54,799)	1,559	(53,240)
Change in accumulated other comprehensive loss	—	—	—	—	—	3,318	—	3,318	115	3,433
Other, net	—	—	214	2	380	—	(380)	2	4,545	4,547
Net income	—	—	—	—	—	—	132,456	132,456	56,409	188,865
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(51,353)	(51,353)
Common Stock dividends	—	—	—	—	—	—	(104,006)	(104,006)	—	(104,006)
Preferred Stock dividends	—	—	—	—	—	—	(27,264)	(27,264)	—	(27,264)
Balances at December 31, 2012	1,274	68,114	145,564	1,456	3,712,684	(3,542)	(2,863,287)	915,425	239,469	1,154,894

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Distributions in Excess of Earnings	Total Aimco Equity	Noncontrolling Interests	Total Equity
	Shares Issued	Amount	Shares Issued	Amount						
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	(3,085)	(3,085)
Amortization of share-based compensation cost	—	—	33	—	5,915	—	—	5,915	—	5,915
Exercises of stock options	—	—	44	—	993	—	—	993	—	993
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	1,630	1,630
Effect of changes in ownership for consolidated entities	—	—	—	—	(19,805)	—	—	(19,805)	2,130	(17,675)
Change in accumulated other comprehensive loss	—	—	—	—	—	(1,060)	—	(1,060)	284	(776)
Other, net	—	—	276	3	1,552	—	—	1,555	693	2,248
Net income	—	—	—	—	—	—	207,290	207,290	24,112	231,402
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(59,946)	(59,946)
Common Stock dividends	—	—	—	—	—	—	(140,052)	(140,052)	—	(140,052)
Preferred Stock dividends	—	—	—	—	—	—	(2,804)	(2,804)	—	(2,804)
Balances at December 31, 2013	1,274	$68,114	145,917	$1,459	$3,701,339	$(4,602)	$(2,798,853)	$ 967,457	$205,287	$1,172,744

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 237,825	$ 195,361	$ (58,164)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	291,910	325,173	323,233
Provision for real estate impairment losses	—	6,235	—
Equity in (income) losses of unconsolidated real estate partnerships	(926)	4,408	17,721
Gain on dispositions of unconsolidated real estate and other, net	(1,797)	(21,886)	(2,403)
Income tax benefit	(1,959)	(858)	(5,941)
Share-based compensation expense	5,645	4,871	5,381
Amortization of deferred loan costs and other	4,915	5,044	5,696
Discontinued operations:			
Depreciation and amortization	16,372	41,577	72,099
Gain on disposition of real estate	(212,459)	(234,530)	(108,203)
Other adjustments to income from discontinued operations	10,019	27,854	27,088
Changes in operating assets and operating liabilities:			
Accounts receivable and other assets	4,592	30,716	8,315
Accounts payable, accrued liabilities and other	(28,541)	(67,138)	(26,003)
Total adjustments	87,771	121,466	316,983
Net cash provided by operating activities	325,596	316,827	258,819
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of real estate and investments in unconsolidated real estate partnerships	(51,291)	(89,716)	(64,976)
Capital expenditures	(350,338)	(270,210)	(200,372)
Proceeds from dispositions of real estate	357,314	484,904	326,853
Purchases of interests in unconsolidated real estate and corporate assets	(10,863)	(7,818)	(15,123)
Purchase of investment in debt securities	—	—	(51,534)
Purchase of West Harlem first mortgage property loans	(119,101)	—	—
Proceeds from repayment of West Harlem property loans and option value	215,517	—	—
Proceeds from sales of and distributions from unconsolidated real estate partnerships	—	31,192	17,095
Changes in restricted cash	3,003	(22,886)	10,306
Other investing activities	20,951	(13,799)	18,245
Net cash provided by investing activities	65,192	111,667	40,494
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from non-recourse property debt	232,965	243,253	927,093
Principal repayments on non-recourse property debt	(472,276)	(447,792)	(1,083,690)
Net borrowings on revolving credit facility	50,400	—	—
Proceeds from issuance of Common Stock	—	594,379	71,942
Redemptions and repurchases of Preferred Stock	—	(600,938)	(36,367)
Proceeds from Common Stock option exercises	993	48,907	1,806
Payment of dividends to holders of Preferred Stock	(2,804)	(37,019)	(49,756)
Payment of dividends to holders of Common Stock	(140,052)	(104,006)	(57,583)
Payment of distributions to noncontrolling interests	(63,766)	(57,849)	(58,413)
Purchases of noncontrolling interests in consolidated real estate partnerships	(16,775)	(57,008)	(14,811)
Other financing activities	(8,135)	(17,074)	(19,793)
Net cash used in financing activities	(419,450)	(435,147)	(319,572)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,662)	(6,653)	(20,259)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	84,413	91,066	111,325
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 55,751	$ 84,413	$ 91,066

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	2013	2012	2011
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	$273,635	$294,423	$336,565
Cash paid for income taxes	629	1,056	1,233
Non-cash transactions associated with the acquisition or disposition of real estate:			
Secured debt assumed in connection with our acquisition of real estate	14,767	38,779	—
Secured debt assumed by buyer in connection with our disposition of real estate	126,663	208,134	127,494
Secured, subordinate debt of the disposed legacy asset management business forgiven in connection with the disposition of real estate	8,149	15,019	—
Other non-cash transactions:			
Issuance of common OP Units for acquisition of noncontrolling interests in consolidated real estate partnerships	416	4,553	168

See notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of
AIMCO Properties, L.P.

We have audited the accompanying consolidated balance sheets of AIMCO Properties, L.P. (the "Partnership") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), partners' capital and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the accompanying Index to Financial Statements. These financial statements and schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 21, 2014

AIMCO PROPERTIES, L.P.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2013 and 2012
(In thousands)

	2013	2012
ASSETS		
Buildings and improvements	$ 6,332,723	$ 6,014,062
Land	1,881,358	1,857,956
Total real estate	8,214,081	7,872,018
Less accumulated depreciation	(2,822,872)	(2,637,057)
Net real estate ($392,245 and $578,421 related to VIEs)	5,391,209	5,234,961
Cash and cash equivalents ($24,094 and $23,599 related to VIEs)	55,751	84,413
Restricted cash ($36,369 and $38,477 related to VIEs)	127,037	145,585
Notes receivable	3,145	102,897
Other assets ($211,287 and $220,910 related to VIEs)	502,271	543,778
Assets held for sale	—	289,746
Total assets	$ 6,079,413	$ 6,401,380
LIABILITIES AND PARTNERS' CAPITAL		
Non-recourse property debt ($355,372 and $477,791 related to VIEs)	$ 4,337,785	$ 4,413,083
Revolving credit facility borrowings	50,400	—
Total indebtedness	4,388,185	4,413,083
Accounts payable	43,161	30,747
Accrued liabilities and other ($140,910 and $159,607 related to VIEs)	287,595	313,611
Deferred income	107,775	127,561
Liabilities related to assets held for sale	—	281,438
Total liabilities	4,826,716	5,166,440
Redeemable preferred units	79,953	80,046
Commitments and contingencies (Note 7)	—	—
Partners' Capital:		
Preferred units (Note 10)	68,114	68,114
General Partner and Special Limited Partner	899,343	847,311
Limited Partners	(27,721)	(31,596)
Partners' capital attributable to the Aimco Operating Partnership	939,736	883,829
Noncontrolling interests in consolidated real estate partnerships	233,008	271,065
Total partners' capital	1,172,744	1,154,894
Total liabilities and partners' capital	$ 6,079,413	$ 6,401,380

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
As of December 31, 2013, 2012 and 2011
(In thousands, except per unit data)

	2013	2012	2011
REVENUES:			
Rental and other property revenues	$ 939,231	$ 916,742	$ 875,694
Tax credit and asset management revenues	34,822	41,769	38,661
Total revenues	974,053	958,511	914,355
OPERATING EXPENSES:			
Property operating expenses	375,672	374,347	376,164
Investment management expenses	4,341	12,008	10,459
Depreciation and amortization	291,910	325,173	323,233
Provision for real estate impairment losses	—	6,235	—
General and administrative expenses	45,708	49,602	50,906
Other expenses, net	7,403	12,130	18,302
Total operating expenses	725,034	779,495	779,064
Operating income	249,019	179,016	135,291
Interest income	16,059	9,890	10,954
Recovery of losses on notes receivable, net	1,884	3,375	509
Interest expense	(237,048)	(229,373)	(272,315)
Equity in income (losses) of unconsolidated real estate partnerships	926	(4,408)	(17,721)
Gain on dispositions of unconsolidated real estate and other, net	1,797	21,886	2,403
Income (loss) before income taxes and discontinued operations	32,637	(19,614)	(140,879)
Income tax benefit	1,959	858	5,941
Income (loss) from continuing operations	34,596	(18,756)	(134,938)
Income from discontinued operations, net	203,229	214,117	78,073
Net income (loss)	237,825	195,361	(56,865)
Net (income) loss attributable to noncontrolling interests in consolidated real estate partnerships	(12,473)	(51,218)	257
Net income (loss) attributable to the Aimco Operating Partnership	225,352	144,143	(56,608)
Net income attributable to the Aimco Operating Partnership's preferred unitholders	(9,227)	(56,384)	(52,535)
Net income attributable to participating securities	(813)	(422)	(222)
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	$ 215,312	$ 87,337	$(109,365)
Earnings (loss) attributable to the Aimco Operating Partnership per common unit – basic and diluted:			
Income (loss) from continuing operations attributable to the Aimco Operating Partnership's common unitholders	$ 0.29	$ (0.60)	$ (1.22)
Income from discontinued operations attributable to the Aimco Operating Partnership's common unitholders	1.11	1.21	0.36
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	$ 1.40	$ 0.61	$ (0.86)
Weighted average common units outstanding – basic	153,256	142,614	127,681
Weighted average common units outstanding – diluted	153,497	142,614	127,681

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	2013	2012	2011
Net income (loss)	$237,825	$195,361	$(56,865)
Other comprehensive (loss) income:			
Unrealized gains (losses) on interest rate swaps	1,734	(2,581)	(5,885)
Losses on interest rate swaps reclassified into interest expense from accumulated other comprehensive loss	1,678	1,673	1,667
Unrealized (losses) gains on debt securities classified as available-for-sale	(4,188)	4,341	(1,509)
Other comprehensive (loss) income	(776)	3,433	(5,727)
Comprehensive income (loss)	237,049	198,794	(62,592)
Comprehensive (income) loss attributable to noncontrolling interests	(12,815)	(51,134)	697
Comprehensive income (loss) attributable to the Aimco Operating Partnership	$224,234	$147,660	$(61,895)

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	Preferred Units	General Partner and Special Limited Partner	Limited Partners	Partners' Capital Attributable to the Partnership	Non-controlling Interests	Total Partners' Capital
Balances at December 31, 2010	$ 657,601	$ 406,020	$(31,077)	$1,032,544	$291,458	$1,324,002
Issuance of preferred units to Aimco	21,075	(1,085)	—	19,990	—	19,990
Redemption of preferred units held by Aimco	(21,562)	5,196	—	(16,366)	—	(16,366)
Issuance of common partnership units to Aimco	—	71,942	—	71,942	—	71,942
Redemption of partnership units held by non-Aimco partners	—	—	(6,059)	(6,059)	—	(6,059)
Contribution from Aimco related to employee stock purchases, net	—	2,107	—	2,107	—	2,107
Amortization of Aimco share-based compensation	—	5,883	—	5,883	—	5,883
Contributions from noncontrolling interests	—	—	—	—	12,358	12,358
Effect of changes in ownership for consolidated entities and other, net	—	(52,059)	15,736	(36,323)	14,010	(22,313)
Change in accumulated other comprehensive loss	—	(4,784)	(503)	(5,287)	(440)	(5,727)
Net loss	—	(56,137)	(7,154)	(63,291)	(257)	(63,548)
Distributions to noncontrolling interests	—	—	—	—	(46,463)	(46,463)
Distributions to common unitholders	—	(76,112)	(5,264)	(81,376)	—	(81,376)
Distributions to preferred unitholders	—	(49,756)	—	(49,756)	—	(49,756)
Balances at December 31, 2011	657,114	251,215	(34,321)	874,008	270,666	1,144,674
Issuance of preferred units to Aimco	10,039	(221)	—	9,818	—	9,818
Redemption of preferred units held by Aimco	(599,039)	(1,899)	—	(600,938)	—	(600,938)
Issuance of common partnership units to Aimco	—	594,379	—	594,379	—	594,379
Redemption of partnership units held by non-Aimco partners	—	—	(11,079)	(11,079)	—	(11,079)
Amortization of Aimco share-based compensation	—	5,223	—	5,223	—	5,223
Issuance of common partnership units to Aimco in connection with exercise of Aimco stock options	—	48,907	—	48,907	—	48,907
Contributions from noncontrolling interests	—	—	—	—	2,928	2,928
Effect of changes in ownership for consolidated entities	—	(54,799)	10,022	(44,777)	(8,463)	(53,240)
Change in accumulated other comprehensive loss	—	3,318	199	3,517	(84)	3,433
Other, net	—	2	4,545	4,547	—	4,547
Net income	—	132,456	5,191	137,647	51,218	188,865
Distributions to noncontrolling interests	—	—	—	—	(45,200)	(45,200)
Distributions to common unitholders	—	(104,006)	(6,153)	(110,159)	—	(110,159)
Distributions to preferred unitholders	—	(27,264)	—	(27,264)	—	(27,264)
Balances at December 31, 2012	68,114	847,311	(31,596)	883,829	271,065	1,154,894
Redemption of partnership units held by non-Aimco partners	—	—	(3,085)	(3,085)	—	(3,085)
Amortization of Aimco share-based compensation	—	5,915	—	5,915	—	5,915
Issuance of common partnership units to Aimco in connection with exercise of Aimco stock options	—	993	—	993	—	993
Contributions from noncontrolling interests	—	—	—	—	1,630	1,630
Effect of changes in ownership for consolidated entities	—	(19,805)	2,635	(17,170)	(505)	(17,675)
Change in accumulated other comprehensive loss	—	(1,060)	(58)	(1,118)	342	(776)
Other, net	—	1,555	386	1,941	307	2,248
Net income	—	207,290	11,639	218,929	12,473	231,402
Distributions to noncontrolling interests	—	—	—	—	(52,304)	(52,304)
Distributions to common unitholders	—	(140,052)	(7,642)	(147,694)	—	(147,694)
Distributions to preferred unitholders	—	(2,804)	—	(2,804)	—	(2,804)
Balances at December 31, 2013	$ 68,114	$ 899,343	$(27,721)	$ 939,736	$233,008	$1,172,744

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 237,825	$ 195,361	$ (56,865)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	291,910	325,173	323,233
Provision for real estate impairment losses	—	6,235	—
Equity in (income) losses of unconsolidated real estate partnerships	(926)	4,408	17,721
Gain on dispositions of unconsolidated real estate and other, net	(1,797)	(21,886)	(2,403)
Income tax benefit	(1,959)	(858)	(5,941)
Share-based compensation expense	5,645	4,871	5,381
Amortization of deferred loan costs and other	4,915	5,044	5,696
Discontinued operations:			
Depreciation and amortization	16,372	41,577	72,099
Gain on disposition of real estate	(212,459)	(234,530)	(108,203)
Other adjustments to income from discontinued operations	10,019	27,854	27,088
Changes in operating assets and operating liabilities:			
Accounts receivable and other assets	4,592	30,716	7,016
Accounts payable, accrued liabilities and other	(28,541)	(67,138)	(26,003)
Total adjustments	87,771	121,466	315,684
Net cash provided by operating activities	325,596	316,827	258,819
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of real estate and investments in unconsolidated real estate partnerships	(51,291)	(89,716)	(64,976)
Capital expenditures	(350,338)	(270,210)	(200,372)
Proceeds from dispositions of real estate	357,314	484,904	326,853
Purchases of interests in unconsolidated real estate and corporate assets	(10,863)	(7,818)	(15,123)
Purchase of investment in debt securities	—	—	(51,534)
Purchase of West Harlem first mortgage property loans	(119,101)	—	—
Proceeds from repayment of West Harlem property loans and option value	215,517	—	—
Proceeds from sale of and distributions from real estate partnerships	—	31,192	17,095
Changes in restricted cash	3,003	(22,886)	10,306
Repayment of notes receivable and distributions received from Aimco	—	—	18,798
Other investing activities	20,951	(13,799)	18,245
Net cash provided by investing activities	65,192	111,667	59,292
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from non-recourse property debt	232,965	243,253	927,093
Principal repayments on non-recourse property debt	(472,276)	(447,792)	(1,083,690)
Net borrowings on revolving credit facility	50,400	—	—
Proceeds from issuance of common partnership units to Aimco	—	594,379	71,942
Redemption and repurchase of preferred units from Aimco	—	(600,938)	(36,367)
Proceeds from Aimco Common Stock option exercises	993	48,907	1,806
Payment of distributions to preferred units	(9,227)	(43,515)	(56,439)
Payment of distributions to General Partner and Special Limited Partner	(140,052)	(104,006)	(76,381)
Payment of distributions to Limited Partners	(7,642)	(6,153)	(5,264)
Payment of distributions to noncontrolling interests	(49,701)	(45,200)	(46,466)
Purchases of noncontrolling interests in consolidated real estate partnerships	(16,775)	(57,008)	(14,811)
Other financing activities	(8,135)	(17,074)	(19,793)
Net cash used in financing activities	(419,450)	(435,147)	(338,370)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(28,662)	(6,653)	(20,259)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	84,413	91,066	111,325
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 55,751	$ 84,413	$ 91,066

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	2013	2012	2011
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	$273,635	$294,423	$336,565
Cash paid for income taxes	629	1,056	1,233
Non-cash transactions associated with the acquisition or disposition of real estate:			
Secured debt assumed in connection with our acquisition of real estate	14,767	38,779	—
Secured debt assumed by buyer in connection with our disposition of real estate	126,663	208,134	127,494
Secured, subordinate debt of the disposed legacy asset management business forgiven in connection with the disposition of real estate	8,149	15,019	—
Other non-cash transactions:			
Issuance of common OP Units for acquisition of noncontrolling interests in consolidated real estate partnerships	416	4,553	168

See notes to consolidated financial statements.

Note 1 — Organization

Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. Aimco is a self-administered and self-managed real estate investment trust, or REIT. AIMCO Properties, L.P., or the Aimco Operating Partnership, is a Delaware limited partnership formed on May 16, 1994, to conduct our business, which is focused on the ownership, management and redevelopment of quality apartment communities located in the largest coastal and job growth markets of the United States.

Aimco, through its wholly-owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP Trust, owns a majority of the ownership interests in the Aimco Operating Partnership. Aimco conducts all of its business and owns all of its assets through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as "OP Units." OP Units include common partnership units, high performance partnership units and partnership preferred units, which we refer to as common OP Units, HPUs and preferred OP Units, respectively. We also refer to HPUs as common partnership unit equivalents. At December 31, 2013, after eliminations for units held by consolidated subsidiaries, the Aimco Operating Partnership had 153,837,804 common partnership units and equivalents outstanding. At December 31, 2013, Aimco owned 145,917,387 of the common partnership units (94.9% of the common partnership units and equivalents of the Aimco Operating Partnership) and Aimco had outstanding an equal number of shares of its Class A Common Stock, which we refer to as Common Stock.

Except as the context otherwise requires, "we," "our" and "us" refer to Aimco, the Aimco Operating Partnership and their consolidated subsidiaries, collectively.

As of December 31, 2013, we owned an equity interest in 162 conventional apartment communities with 50,486 apartment homes and 74 affordable apartment communities with 10,067 apartment homes. Of these properties, we consolidated 158 conventional apartment communities with 50,344 apartment homes and 58 affordable apartment communities with 8,953 apartment homes. These conventional and affordable apartment communities generated 90% and 10%, respectively, of our proportionate property net operating income (as defined in Note 15) during the year ended December 31, 2013.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

Aimco's accompanying consolidated financial statements include the accounts of Aimco, the Aimco Operating Partnership, and their consolidated subsidiaries. The Aimco Operating Partnership's consolidated financial statements include the accounts of the Aimco Operating Partnership and its consolidated entities.

We consolidate all variable interest entities for which we are the primary beneficiary. Generally, a variable interest entity, or VIE, is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; and the similarity with and significance to our business activities and the business activities of the other investors. Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.

As of December 31, 2013, we were the primary beneficiary of, and therefore consolidated, 63 VIEs, which owned 49 apartment communities with 7,656 apartment homes. Substantially all of these VIEs are partnerships that operate qualifying affordable housing apartment communities and which are structured to provide for the pass-through of low-income housing tax credits and deductions to their partners. Real estate with a net book value of $392.2 million collateralized $355.4 million of debt of those VIEs. Any significant amounts of assets and liabilities related to our consolidated VIEs are identified parenthetically on our accompanying consolidated balance sheets. The creditors of the consolidated VIEs do not have recourse to our general credit.

In addition to the VIEs discussed above, at December 31, 2013, our consolidated financial statements included certain consolidated and unconsolidated VIEs that are part of the legacy asset management business we sold during 2012, which is discussed in Note 3. The assets and liabilities related to these consolidated and unconsolidated VIEs are each condensed into single line items within other assets and accrued liabilities and other, respectively, in our consolidated balance sheets.

Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity or are otherwise able to control the entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are reflected in Aimco's accompanying balance sheets as noncontrolling interests in Aimco Operating Partnership. Interests in partnerships consolidated into the Aimco Operating Partnership that are held by third parties are reflected in our accompanying balance sheets as noncontrolling interests in consolidated real estate partnerships. The assets of consolidated real estate partnerships owned or controlled by the Aimco Operating Partnership generally are not available to pay creditors of Aimco or the Aimco Operating Partnership.

As used herein, and except where the context otherwise requires, "partnership" refers to a limited partnership or a limited liability company and "partner" refers to a partner in a limited partnership or a member of a limited liability company.

Acquisition of Real Estate Assets and Related Depreciation and Amortization

We recognize at fair value the acquisition of apartment communities or interests in partnerships that own apartment communities if the transaction results in consolidation and we expense as incurred most related transaction costs. We allocate the cost of acquired apartment communities to tangible assets and identified intangible assets based on their fair values. We determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, generally using internal valuation techniques that consider comparable market transactions, discounted cash flow techniques, replacement costs and other available information. We determine the fair value of identified intangible assets (or liabilities), which typically relate to in-place leases, using internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and our experience in leasing similar communities. The intangible assets or liabilities related to in-place leases are comprised of:

1. The value of the above- and below-market leases in-place. An asset or liability is recognized based on the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) our estimate of fair market lease rates for the corresponding in-place leases, measured over the period, including estimated lease renewals for below-market leases, that the leases are expected to remain in effect.
2. The estimated unamortized portion of avoided leasing commissions and other costs that ordinarily would be incurred to originate the in-place leases.
3. The value associated with vacant apartment homes during the absorption period (estimates of lost rental revenue during the expected lease-up periods based on current market demand and stabilized occupancy levels).

The values of the above- and below-market leases are amortized to rental revenue over the expected remaining terms of the associated leases, which include reasonably assured renewal periods. Other intangible assets related to in-place leases are amortized to depreciation and amortization over the expected remaining terms of the associated leases. We prospectively adjust the amortization period to reflect significant variances between actual lease termination activity as compared to those used to determine the historical amortization periods.

Depreciation for all tangible real estate assets is calculated using the straight-line method over their estimated useful lives. Acquired buildings and improvements are depreciated over a useful life based on the age, condition and other physical characteristics of the apartment community. At December 31, 2013, the weighted average depreciable life of our acquired buildings and improvements was approximately 30 years. As discussed below under the Impairment of Long Lived Assets heading, we may adjust depreciation of apartment communities that are expected to be disposed of or demolished prior to the end of their useful lives. Furniture, fixtures and equipment associated with acquired apartment communities are depreciated over five years.

At December 31, 2013 and 2012, deferred income in our consolidated balance sheets includes below-market lease amounts totaling $16.9 million and $19.8 million, respectively, which are net of accumulated amortization of $35.9 million and $33.0 million, respectively. During the years ended December 31, 2013, 2012 and 2011, we included amortization of below-market leases of $2.9 million, $3.8 million and $4.3 million, respectively, in rental and other property revenues in our consolidated statements of operations. At December 31, 2013, our below-market leases had a weighted average amortization period of 6.5 years and estimated aggregate amortization for each of the five succeeding years as follows (in thousands):

	2014	2015	2016	2017	2018
Estimated amortization	$2,270	$2,016	$1,757	$1,550	$1,331

Capital Additions and Related Depreciation

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopment, development and construction projects, other tangible apartment community improvements, and replacements of existing apartment community components. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with capital additions activities at the apartment community level. We characterize as "indirect costs" an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital additions activities. We also capitalize interest, property taxes and insurance during periods in which redevelopment, development and construction projects are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get apartment communities ready for their intended use are in progress. This includes when apartment communities or apartment homes are undergoing physical construction, as well as when apartment homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and apartment homes are available for occupancy. We charge to property operating expense, as incurred, costs including ordinary repairs, maintenance and resident turnover costs.

We depreciate capitalized costs using the straight-line method over the estimated useful life of the related component or improvement, which is generally 5, 15 or 30 years. All capitalized site payroll and indirect costs are allocated proportionately, based on direct costs, among capital projects and depreciated over the estimated useful lives of such projects.

Certain homogeneous items that are purchased in bulk on a recurring basis, such as carpeting and appliances, are depreciated using group methods that reflect the average estimated useful life of the items in each group. Except in the case of apartment community casualties, where the net book value of the lost asset is written off in the determination of casualty gains or losses, we generally do not recognize any loss in connection with the replacement of an existing apartment community component because normal replacements are considered in determining the estimated useful lives used in connection with our composite and group depreciation methods.

For the years ended December 31, 2013, 2012 and 2011, for continuing and discontinued operations, we capitalized to buildings and improvements $17.6 million, $16.6 million and $14.0 million of interest costs, respectively, and $33.2 million, $33.7 million and $29.0 million of other direct and indirect costs, respectively.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of an apartment community may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the apartment community. If the carrying amount exceeds the aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the apartment property.

Based on periodic tests of recoverability of long-lived assets, for the year ended December 31, 2012, we recorded a provision for real estate impairment losses of $6.2 million related to apartment communities classified as held for use, and we recorded no such provisions during the years ended December 31, 2013 or 2011.

Discontinued Operations

We classify certain apartment communities and related assets and liabilities as held for sale when they meet certain criteria, as defined in GAAP. The operating results of such apartment communities as well as those communities sold during the periods presented are included in discontinued operations in both current periods and all comparable periods presented. Depreciation is not recorded on apartment communities once they have been classified as held for sale; however, depreciation expense recorded prior to classification as held for sale is included in discontinued operations. The net gain on sale and any impairment losses are presented in discontinued operations when recognized. See Note 12 for additional information regarding discontinued operations.

Cash Equivalents

We classify highly liquid investments with an original maturity of three months or less as cash equivalents.

Restricted Cash

Restricted cash includes capital replacement reserves, completion repair reserves, bond sinking fund amounts, tax and insurance escrow accounts held by lenders and resident security deposits.

Notes Receivable

At December 31, 2012, our notes receivable were primarily comprised of second mortgages collateralized by apartment communities in New York City, which, as further described in Note 3, were repaid during 2013.

Other Assets

At December 31, 2013 and 2012, other assets was comprised of the following amounts (dollars in thousands):

	2013	2012
Deferred financing costs, net	$ 36,641	$ 37,312
Investments in unconsolidated real estate partnerships	16,930	18,753
Investments in securitization trust that holds Aimco property debt	58,408	59,145
Intangible assets, net	50,025	50,322
Deferred tax asset, net (Note 8)	30,353	44,828
Assets related to the legacy asset management business (Note 3)	163,849	176,756
Prepaid expenses, accounts receivable, deposits and other	146,065	156,662
Other assets per consolidated balance sheets	$502,271	$543,778

Deferred Costs

We defer lender fees and other direct costs incurred in obtaining new financing and amortize the amounts over the terms of the related loan agreements. Amortization of these costs is included in interest expense.

We defer leasing commissions and other direct costs incurred in connection with successful leasing efforts and amortize the costs over the terms of the related leases. Amortization of these costs is included in depreciation and amortization.

Investments in Unconsolidated Real Estate Partnerships

We own general and limited partner interests in partnerships that either directly, or through interests in other real estate partnerships, own apartment communities. We generally account for investments in real estate partnerships that we do not consolidate under the equity method. Under the equity method, our share of the earnings or losses of the entity for the periods being presented is included in equity in earnings or losses from unconsolidated real estate partnerships, inclusive of our share of any impairments and disposition gains recognized by and related to such entities.

The excess of the cost of the acquired partnership interests over the historical carrying amount of partners' equity or deficit is ascribed generally to the fair values of land and buildings owned by the partnerships. We amortize the excess cost related to the buildings over the estimated useful lives of the buildings. Such amortization is recorded as a component of equity in earnings (losses) of unconsolidated real estate partnerships.

Investments in Securitization Trust that Holds Aimco Property Debt

We hold an investment in the first loss and mezzanine positions in a securitization trust which primarily holds certain of our property debt. These investments were initially recognized at their purchase price and the discount to the face value is being accreted into interest income over the expected term of the securities. We have designated these investments as available for sale securities and we measure these investments at fair value with changes in their fair value, other than the changes attributed to the accretion described above, recognized as an adjustment of accumulated other comprehensive income or loss within equity and partners' capital. Refer to Note 6 for further information regarding these securities.

Intangible Assets

At December 31, 2013 and 2012, other assets included goodwill associated with our reportable segments of $49.0 million, and at December 31, 2012 assets held for sale included $5.5 million of goodwill allocated to apartment communities sold during 2013. We perform an annual impairment test of goodwill that compares the fair value of reporting units with their carrying amounts, including goodwill. We determined that our goodwill was not impaired in 2013, 2012 or 2011.

During the years ended December 31, 2013, 2012 and 2011, we allocated $5.5 million, $7.5 million and $5.1 million, respectively, of goodwill related to our reportable segments (conventional and affordable real estate operations) to the carrying amounts of the apartment communities sold or classified as held for sale. The amounts of goodwill allocated to these apartment communities were based on the relative fair values of the apartment communities sold or classified as held for sale and the retained portions of the reporting units to which the goodwill as allocated.

Intangible assets also includes amounts related to in-place leases as discussed under the Acquisition of Real Estate Assets and Related Depreciation and Amortization heading.

Capitalized Software Costs

Purchased software and other costs related to software developed for internal use are capitalized during the application development stage and are amortized using the straight-line method over the estimated useful life of the software, generally five years. For the years ended December 31, 2013, 2012 and 2011, we capitalized software purchase and development costs totaling $3.3 million, $5.8 million and $12.6 million, respectively. At December 31, 2013 and 2012, other assets included $22.0 million and $27.5 million of net capitalized software, respectively. During the years ended December 31, 2013, 2012 and 2011, we recognized amortization of capitalized software of $8.9 million, $10.0 million and $8.7 million, respectively, which is included in depreciation and amortization in our consolidated statements of operations.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We report the unaffiliated partners' interests in the net assets of our consolidated real estate partnerships as noncontrolling interests in consolidated real estate partnerships within consolidated equity and partners' capital. Noncontrolling interests in consolidated real estate partnerships consist primarily of equity interests held by limited partners in consolidated real estate partnerships that have finite lives. We generally attribute to noncontrolling interests their share of income or loss of consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity and partners' capital accounts.

The terms of the related partnership agreements generally require the partnerships to be liquidated following the sale of the underlying real estate. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests. However, as discussed in Note 3, we continue to consolidate certain partnerships and apartment communities associated with the legacy asset management business for which the derecognition criteria associated with our sale of the portfolio have not been met. We do not control the execution of sales and other events related to the assets that will lead to the to the liquidation of these partnerships and derecognition of the associated noncontrolling interests. The aggregate carrying amount of noncontrolling interests in consolidated real estate partnerships totaled $233.0 million and $271.1 million at December 31, 2013 and 2012, respectively, of which $35.8 million and $57.2 million, respectively, was associated with noncontrolling interests in the legacy asset management business.

Changes in our ownership interest in consolidated real estate partnerships generally consist of our purchase of an additional interest in or the sale of our entire interest in a consolidated real estate partnership. The effect on our equity and partners' capital of our purchase of additional interests in consolidated real estate partnerships during the years ended December 31, 2013, 2012 and 2011 is shown in our consolidated statements of equity and partners' capital and further discussed in Note 3. The effect on our equity and partners' capital of sales of consolidated real estate or sales of our entire interest in consolidated real estate partnerships is reflected in our consolidated financial statements as sales of real estate and accordingly the effect on our equity and partners' capital is reflected within the the amount of net income attributable to us and to noncontrolling interests. In accordance with FASB Accounting Standards Codification, or ASC, Topic 810, upon our deconsolidation of a real estate partnership following the sale of our partnership interests or liquidation of the partnership following sale of the related apartment community, we derecognize any remaining noncontrolling interest of the associated partnership previously recorded in our consolidated balance sheet.

Noncontrolling Interests in Aimco Operating Partnership

Noncontrolling interests in Aimco Operating Partnership consist of common OP Units, HPUs and preferred OP Units. Within Aimco's consolidated financial statements, the Aimco Operating Partnership's income or loss is allocated to the holders of common partnership units and equivalents based on the weighted average number of common partnership units (including those held by Aimco) and equivalents outstanding during the period. During the years ended December 31, 2013, 2012 and 2011, the holders of common OP Units and equivalents had a weighted average ownership interest in the Aimco Operating Partnership of 5.2%, 5.7% and 6.6%, respectively. Holders of the preferred OP Units participate in the Aimco Operating Partnership's income or loss only to the extent of their preferred distributions. See Note 10 for further information regarding the items comprising noncontrolling interests in the Aimco Operating Partnership.

Revenue Recognition

Our apartment communities have operating leases with apartment residents with terms averaging 12 months. We recognize rental revenue related to these leases, net of any concessions, on a straight-line basis over the term of the lease. We recognize revenues from property management, asset management, syndication and other services when the related fees are earned and are realized or realizable.

Insurance

We believe that our insurance coverages insure our apartment communities adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, we have insurance coverage for substantial portions of our property, workers' compensation, health, and general liability exposures. Losses are accrued based upon our estimates of the aggregate liability for uninsured losses incurred using certain actuarial assumptions followed in the insurance industry and based on our experience.

Share-Based Compensation

We recognize all share-based employee compensation, including grants of employee stock options, in the consolidated financial statements based on the grant date fair value and recognize compensation cost, net of forfeitures, ratably over the awards' requisite service period. See Note 11 for further discussion of our share-based compensation.

Tax Credit Arrangements

We sponsor certain partnerships that acquire, develop and operate qualifying affordable housing apartment communities and are structured to provide for the pass-through of tax credits and deductions to their partners. The tax credits are generally realized ratably over the first ten years of the tax credit arrangement and are subject to the partnership's compliance with applicable laws and regulations for a period of 15 years. Typically, we are the general partner with a legal ownership interest of one percent or less and unaffiliated institutional investors (which we refer to as tax credit investors or investors) acquire the limited partnership interests (at least 99%). At inception, each investor agrees to fund capital contributions to the partnerships and we receive a syndication fee from the partnerships upon the investors' admission to the partnership.

We have determined that the partnerships in these arrangements are VIEs and, where we are general partner, we are generally the primary beneficiary that is required to consolidate the partnerships. When the contractual arrangements obligate us to deliver tax benefits to the investors, and entitle us through fee arrangements to receive substantially all available cash flow from the partnerships, we account for these partnerships as wholly-owned subsidiaries, recognizing the income or loss generated by the underlying real estate based on our economic interest in the partnerships. Capital contributions received by the partnerships from tax credit investors represent, in substance, consideration that we receive in exchange for our obligation to deliver tax credits and other tax benefits to the investors. We record these contributions as deferred income in our consolidated balance sheet upon receipt, and we recognize the receipts as revenue in our consolidated statements of operations when our obligation to the investors is relieved upon delivery of the tax benefits.

Income Taxes

We have elected to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 1994, and intend to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on our ability to meet the various requirements imposed by the Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If we qualify for taxation as a REIT, we will generally not be subject to United States Federal corporate income tax on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if we qualify as a REIT, we may be subject to United States Federal income and excise taxes in various situations, such as on our undistributed income. We also will be required to pay a 100% tax on any net income on non-arm's length transactions between us and a TRS (described below) and on any net income from sales of apartment communities that were held for sale to customers in the ordinary course. In addition, we could also be subject to the alternative minimum tax, or AMT, on our items of tax preference. The state and local tax laws may not conform to the United States Federal income tax treatment, and we and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business or our stockholders reside. Any taxes imposed on us reduce our operating cash flow and net income.

Certain of our operations or a portion thereof, including property management, asset management and risk management, are conducted through taxable REIT subsidiaries, which are subsidiaries of the Aimco Operating Partnership, and each of which we refer to as a TRS. A TRS is a subsidiary C-corporation that has not elected REIT status and as such is subject to United States Federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain apartment communities.

For our TRS entities, deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for Federal income tax purposes, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. We reduce deferred tax assets by recording a valuation allowance when we determine based on available evidence that it is more likely than not that the assets will not be realized. We recognize the tax consequences associated with intercompany transfers between the REIT and TRS entities when the related assets are sold to third parties, impaired or otherwise disposed of for financial reporting purposes. Refer to Note 8 for further information about our income taxes.

Comprehensive Income or Loss

As discussed under the preceding Investments in Available for Sale Securities heading, we have investments that are measured at fair value with unrealized gains or losses recognized as an adjustment of accumulated other comprehensive loss within equity and partners' capital. Additionally, as discussed in Note 6, we recognize changes in the fair value of our cash flow hedges as an adjustment of accumulated other comprehensive loss within equity and partners' capital. The amounts of consolidated comprehensive income or loss for the years ended December 31, 2013, 2012 and 2011, along with the corresponding amounts of such comprehensive income or loss attributable to Aimco, the Aimco Operating Partnership and to noncontrolling interests, is presented within the accompanying consolidated statements of comprehensive income or loss.

Earnings per Share and Unit

Aimco calculates earnings (loss) per share based on the weighted average number of shares of Common Stock, participating securities, common stock equivalents and dilutive convertible securities outstanding during the period. The Aimco Operating Partnership calculates earnings (loss) per unit based on the weighted average number of common partnership units and equivalents, participating securities and dilutive convertible securities outstanding during the period. The Aimco Operating Partnership considers both common partnership units and HPUs, which have identical rights to distributions and undistributed earnings, to be common units for purposes of the earnings per unit computations. See Note 13 for further information regarding earnings per share and unit computations.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Reclassifications and Adjustments

Certain items included in the 2012 and 2011 financial statements have been reclassified to conform to the current presentation, including adjustments for discontinued operations.

Note 3 — Significant Transactions

West Harlem Property Loans

In 2006, we funded $100.1 million of second mortgage loans related to 84 apartment communities containing 1,596 apartment homes and 43 commercial spaces in the West Harlem neighborhood of New York City. We concurrently entered into an agreement with the borrower under which we had the right to purchase the apartment communities and the borrower had the right to require us to purchase the communities upon achievement of certain revenue thresholds. At December 31, 2012, the aggregate carrying amount of these second mortgage loans and the purchase option totaled $110.5 million, and were included in notes receivable and other assets, respectively, in our consolidated balance sheets.

Midway through the year ended December 31, 2013, we purchased at par first mortgage loans secured by the same 84 apartment communities for $119.1 million, the majority of which matured on June 1, 2013. Later in 2013, in accordance with the terms agreed upon when we acquired the first mortgage loans, the borrower repaid for $229.8 million the full amounts due under the first and second mortgage loans, as well as the recognized value of our unexercised option to acquire the apartment communities.

Asset Management Business Disposition

On December 19, 2012, we sold the Napico portfolio, our legacy asset management business. The transaction was primarily seller-financed, and the associated notes are scheduled to be repaid over the next five years. The notes will be repaid from the operation and liquidation of the Napico portfolio and are collateralized by the buyer's interests in the portfolio.

In accordance with the provisions of GAAP applicable to sales of real estate or interests therein, for accounting purposes, we have not recognized the sale and are accounting for the transaction under the profit sharing method. Under this method, until full payment has been received for the seller-financed notes, we will continue to recognize the portfolio's assets and liabilities, each condensed into single line items within other assets and accrued liabilities and other, respectively, in our consolidated balance sheets, for all dates following the transaction. Similarly, we will continue to recognize the portfolio's results of operations, also condensed into a single line item within our consolidated statements of operations, for periods subsequent to the transaction. During the year ended December 31, 2013, we received the first cash payment required under the seller-financed notes.

At December 31, 2013, the Napico portfolio consisted of 17 partnerships that held investments in 14 apartment communities that were consolidated and 61 apartment communities that were accounted for under the equity or cost method of accounting. The portfolio's assets and liabilities included in other assets in our consolidated balance sheets are summarized below (in thousands).

	December 31,	
	2013	2012
Real estate, net	$120,175	$125,065
Cash and cash equivalents and restricted cash	29,046	31,558
Investment in unconsolidated real estate partnerships	10,817	15,987
Other assets	3,811	4,146
Total assets	$163,849	$176,756
Total indebtedness	$106,032	$107,562
Accrued and other liabilities	19,263	29,422
Total liabilities	125,295	136,984
Noncontrolling interests in consolidated real estate partnerships	35,818	57,208
Equity attributable to Aimco and the Aimco Operating Partnership	2,736	(17,436)
Total liabilities and equity	$163,849	$176,756

Summarized information regarding the Napico portfolio's results of operations for the year ended December 31, 2013, including any expense we recognize under the profit sharing method, is shown below (in thousands). The net income (before noncontrolling interests) related to Napico is included in gain on dispositions of unconsolidated real estate and other, net, in our consolidated statement of operations.

	2013
Revenues	$ 23,711
Expenses	(21,188)
Equity in earnings or loss of unconsolidated entities, gains or losses on dispositions and other, net	(748)
Net income related to legacy asset management business	1,775
Income tax expense associated with legacy asset management business	(639)
Noncontrolling interests in consolidated real estate partnerships	21,370
Net income of legacy asset management business attributable to Aimco and the Aimco Operating Partnership	$ 22,506

The assets and liabilities related to consolidated apartment communities sold by the owner of this portfolio through December 31, 2013, have been classified within assets held for sale or liabilities related to assets held for sale, and the results of their operations are presented within income from discontinued operations in our consolidated statement of operations and are excluded from the summaries above.

Based on our limited economic ownership in this portfolio, most of the assets and liabilities are allocated to noncontrolling interests and do not significantly affect our consolidated equity or partners' capital. Additionally, the operating results of this portfolio generally have an insignificant effect on the amounts of income or loss attributable us, except as it relates to the consolidated partnerships within this portfolio that sell their final investments and commence dissolution, which results in the derecognition of all remaining noncontrolling interest balances associated with these partnerships. During 2013, noncontrolling interests in consolidated real estate partnerships reflects a benefit of $20.6 million to Aimco and the Aimco Operating Partnership's share of net income for the derecognition of such noncontrolling interest balances.

We consolidated the majority of these entities in connection with our adoption of a new accounting principle in 2010, and at that time recognized a large cumulative effect of a change in accounting principal charge to our equity and partners' capital. This adjustment represented the cumulative charges to earnings we would have recognized for any distributions or losses allocable to noncontrolling interests in excess of the carrying amount of the associated noncontrolling interest balances had we consolidated these entities from the period of our initial involvement.

Income or loss attributable to these noncontrolling interests will continue to be recognized commensurate with the recognition of the results of operations of the portfolio. If full payment is received on the notes and we meet the requirements to recognize the sale for accounting purposes, we expect to recognize a gain attributable to Aimco and the Aimco Operating Partnership.

Acquisitions of Apartment Communities

During the year ended December 31, 2013, we acquired conventional apartment communities located in La Jolla, CA, Atlanta, GA, and Boston, MA, and during the year ended December 31, 2012, we acquired conventional apartment communities located in San Diego, CA, Manhattan, NY, and Phoenix, AZ. Summarized information regarding these acquisitions is set forth in the table below (dollars in thousands):

	Year Ended December 31,	
	2013	**2012**
Number of apartment homes	134	614
Acquisition price	$53,575	$126,873
Non-recourse property debt assumed (outstanding principal balance)	12,446	38,819
Non-recourse property debt assumed (fair value)	14,767	43,938
Total fair value allocated to real estate	55,896	130,547

During the year ended December 31, 2011, we acquired a vacant apartment community with 126 apartment homes, located in Marin County, north of San Francisco, California. We are redeveloping this apartment community and expect our total investment in this apartment community to approximate $101 million at its completion in the second half of 2014. During the year ended December 31, 2011, we also acquired noncontrolling interests (approximately 50%) in entities that own four contiguous apartment communities with 142 apartment homes located in La Jolla, California.

Acquisitions of Noncontrolling Interests in Consolidated Real Estate Partnerships

As set forth in the table below (dollars in thousands), during the years ended December 31, 2013, 2012 and 2011, we acquired the remaining noncontrolling limited partner interests in certain consolidated real estate partnerships in which our affiliates serve as the general partner.

	Year Ended December 31,		
	2013	**2012**	**2011**
Consolidated partnerships in which remaining limited partnership interests were acquired	3	11	12
Number of apartment communities owned by partnerships	5	17	15
Cost of limited partnership interests acquired	$17,900	$50,654	$22,305
Excess of consideration paid over the carrying amount of noncontrolling interests acquired	17,170	44,777	36,260

In connection with these acquisitions, the Aimco Operating Partnership recognized the excess of the consideration paid over the carrying amounts of the noncontrolling interests acquired as an adjustment of additional paid-in capital within partners' capital (which is included in effects of changes in ownership for consolidated entities in the Aimco Operating Partnership's consolidated statements of partners' capital). This amount is allocated between Aimco and noncontrolling interests in the Aimco Operating Partnership within Aimco's consolidated statements of equity.

Disposition of Interests in Unconsolidated Real Estate and Other

During the year ended December 31, 2013, the amounts included in gain on dispositions of unconsolidated real estate and other in our consolidated statement of operations primarily related to the legacy asset management business. During the years ended December 31, 2012 and 2011, we recognized $21.9 million and $2.4 million, respectively, in net gains on disposition of interests in unconsolidated real estate. Approximately $15.7 million of the gains recognized during 2012 related to the sale of our interests in two unconsolidated real estate partnerships. The majority of the remainder of the gains recognized in 2012 and substantially all the gains recognized in 2011 related to partnership interests held through the legacy asset management business, in which we had an insignificant economic interest. Accordingly, these gains related to the legacy asset management business were attributed to noncontrolling interests and had no significant effect on the amounts of income or loss attributable to Aimco or the Aimco Operating Partnership during the years ended December 31, 2012 and 2011.

Note 4 — Investments in Unconsolidated Real Estate Partnerships

At December 31, 2013, 2012 and 2011, we owned general and limited partner interests in unconsolidated real estate partnerships that owned 20, 22 and 123 apartment communities, respectively. We acquired these interests through various transactions, including large portfolio acquisitions and offers to individual limited partners. At December 31, 2013, our ownership interests in these unconsolidated real estate partnerships ranged from 5% to 67%.

The following table provides selected combined financial information for the unconsolidated real estate partnerships in which we had investments accounted for under the equity method as of and for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Real estate, net of accumulated depreciation	$88,014	$107,419	$429,780
Total assets	93,242	114,658	472,904
Non-recourse property debt and other notes payable	60,660	122,019	321,236
Total liabilities	64,859	132,767	455,591
Partners' capital (deficit)	28,383	(18,109)	17,313
Rental and other property revenues	16,268	72,636	114,974
Property operating expenses	(8,470)	(49,331)	(75,934)
Depreciation and amortization	(3,300)	(18,388)	(26,323)
Interest expense	(4,185)	(21,354)	(27,108)
Gain on sale and impairment losses, net	36,212	(4,140)	22,598
Net income (loss)	35,909	(21,108)	6,773

The decrease in the number of unconsolidated apartment communities from 2011 to 2012 was primarily attributed to the sale in December 2012 of the legacy asset management business. Based on the timing of the sale, the results of operations of the unconsolidated apartment communities in this portfolio are included in the table above for 2012 and 2011. Based on our insignificant economic ownership in the legacy asset management business, substantially all of the net equity and results of operations related to the legacy asset management business were attributed to the associated noncontrolling interests.

At December 31, 2013 and 2012, our aggregate recorded investment in unconsolidated partnerships of $16.9 million and $18.7 million, respectively, exceeded our share of the partners' capital or deficit recognized in the underlying partnerships' financial statements by approximately $1.1 million and $6.9 million, respectively.

Note 5 — Non-Recourse Property Debt and Credit Agreement

Non-Recourse Property Debt

We finance our apartment communities primarily using long-dated, fixed-rate borrowings, each of which is collateralized by a single apartment community and is non-recourse to us. The following table summarizes our property debt related to assets classified as held for use at December 31, 2013 and 2012 (dollars in thousands):

	Weighted Average Interest Rate	Principal Outstanding	
	2013	2013	2012
Fixed rate property debt	5.46%	$4,107,141	$4,181,821
Variable rate property debt	2.92%	13,099	13,443
Total		$4,120,240	$4,195,264

Fixed rate property debt matures at various dates through January 2055. The variable rate property debt matures January 2016. Principal and interest are generally payable monthly or in monthly interest-only payments with balloon payments due at maturity. At December 31, 2013, each of our property debt instruments related to apartment communities classified as held for use were secured by one of 186 apartment communities that had an aggregate gross book value of $7,251.1 million.

The following table summarizes our property tax-exempt bond financings related to assets classified as held for use at December 31, 2013 and 2012 (dollars in thousands):

	Weighted Average Interest Rate	Principal Outstanding	
	2013	2013	2012
Fixed rate property tax-exempt debt	4.87%	$ 85,634	$ 87,220
Variable rate property tax-exempt debt	1.09%	131,911	130,599
Total		$217,545	$217,819

Fixed rate property tax-exempt debt matures at various dates through February 2061. Variable rate property tax-exempt debt matures at various dates through July 2033. Principal and interest on these bonds are generally payable in semi-annual installments with balloon payments due at maturity. Certain of our property tax-exempt bonds at December 31, 2013, are remarketed periodically by a remarketing agent to maintain a variable yield. If the remarketing agent is unable to remarket the bonds, then the remarketing agent may require us to purchase the bonds. We believe that the likelihood of this occurring is remote. At December 31, 2013, our property tax-exempt bonds related to apartment communities classified as held for use were each secured by one of 20 apartment communities that had an aggregate gross book value of $514.2 million.

Our non-recourse property debt instruments contain covenants common to the type of borrowing, and at December 31, 2013, we were in compliance with all such covenants.

As of December 31, 2013, the scheduled principal amortization and maturity payments for our non-recourse property debt related to apartment communities in continuing operations are as follows (in thousands):

	Amortization	Maturities	Total
2014	$88,010	$ 82,192	$ 170,202
2015	88,424	183,317	271,741
2016	85,380	465,321	550,701
2017	79,223	398,320	477,543
2018	74,232	238,253	312,485
Thereafter			2,555,113
			$4,337,785

Although the majority of our apartment communities are encumbered by property debt, as of December 31, 2013, we had seven unencumbered consolidated apartment communities, which we expect to hold beyond 2014, with an estimated fair value of approximately $380.0 million.

Credit Agreement

We have a Senior Secured Credit Agreement with a syndicate of financial institutions, which we refer to as the Credit Agreement. Our Credit Agreement provides for $600.0 million of revolving loan commitments. Borrowings under the Credit Agreement bear interest at a rate set forth on a pricing grid, which rate varies based on our leverage (initially either at LIBOR, plus 1.875%, or, at our option, Prime plus 0.5%). The Credit Agreement matures in September 2017, and may be extended for an additional one-year period, subject to certain conditions.

As of December 31, 2013, we had $50.4 million of outstanding borrowings under our Credit Agreement, and we had the capacity to borrow $505.0 million, net of the outstanding borrowings and $44.6 million for undrawn letters of credit backed by the Credit Agreement. The interest rate on our outstanding borrowings was 3.75% at December 31, 2013. We had no outstanding borrowings under the Credit Agreement as of December 31, 2012. The proceeds of revolving loans are generally used for working capital and other short-term purposes.

Note 6 — Fair Value Measurements

In accordance with GAAP, we are required to measure certain assets and liabilities in our consolidated financial statements at fair value. We are required to classify fair value measurements into one of three categories, based on the nature of the inputs used in the fair value measurement. Level 1 of the hierarchy includes fair value measurements based on unadjusted quoted prices in active markets for identical assets or liabilities we can access at the measurement date. Level 2 includes fair value measurements based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 includes fair value measurements based on unobservable inputs. The classification of fair value measurements is subjective and GAAP requires disclosure of more detailed information regarding fair value measurements classified within the lower levels of the hierarchy.

Recurring Fair Value Measurements

We measure at fair value on a recurring basis our investment in the securitization trust that holds certain of our property debt, which we classify as available for sale (AFS) securities, and our interest rate swaps. Information regarding these items measured at fair value, both of which are classified within Level 2 of the fair value hierarchy, is presented below (in thousands):

	AFS Investments	Interest Rate Swaps	Total
Fair value at December 31, 2011	$51,693	$(7,012)	$44,681
Investment accretion	3,111	—	3,111
Unrealized losses included in interest expense	—	(48)	(48)
Losses on interest rate swaps reclassified into interest expense from accumulated other comprehensive loss	—	1,673	1,673
Unrealized gains (losses) included in equity and partners' capital	4,341	(2,581)	1,760
Fair value at December 31, 2012	$59,145	$(7,968)	$51,177
Investment accretion	3,451	—	3,451
Unrealized losses included in interest expense	—	(48)	(48)
Losses on interest rate swaps reclassified into interest expense from accumulated other comprehensive loss	—	1,678	1,678
Unrealized (losses) gains included in equity and partners' capital	(4,188)	1,734	(2,454)
Fair value at December 31, 2013	$58,408	$(4,604)	$53,804

Our investments classified as AFS are presented within other assets in the accompanying consolidated balance sheets. We estimate the fair value of these investments using an income and market approach with primarily observable inputs, including yields and other information regarding similar types of investments, and adjusted for certain unobservable inputs specific to these investments. We are accreting the discount to the $100.9 million face value of the investments into interest income using the effective interest method over the remaining expected term of the investments, which, as of December 31, 2013, was approximately 7.4 years. Our amortized cost basis for these investments, which represents the original cost adjusted for interest accretion less interest payments received, was $59.8 million and $56.3 million at December 31, 2013 and 2012, respectively. The amortized cost exceeded the fair value of these investments at December 31, 2013, primarily due to increases in market interest rates and a decrease in demand for similar investments as compared to when we purchased the investments. We currently expect to hold the investments to their maturity dates and we believe we will fully recover our basis in the investments. Accordingly, we believe the current impairment in the fair value, as compared to the amortized cost basis, of these investments is temporary and we have not recognized any of the loss in value in earnings.

For our variable rate debt, we are sometimes required by limited partners in our consolidated real estate partnerships to limit our exposure to interest rate fluctuations by entering into interest rate swap agreements, which moderate our exposure to interest rate risk by effectively converting the interest on variable rate debt to a fixed rate. We estimate the fair value of interest rate swaps using an income approach with primarily observable inputs including information regarding the hedged variable cash flows and forward yield curves relating to the variable interest rates on which the hedged cash flows are based.

As of December 31, 2013 and 2012, we had interest rate swaps with aggregate notional amounts of $50.7 million and $51.0 million, respectively. As of December 31, 2013 these swaps had a weighted average remaining term of 7.0 years. We have designated these interest rate swaps as cash flow hedges. The fair value of these swaps is presented within accrued liabilities and other in our consolidated balance sheets, and we recognize any changes in the fair value as an adjustment of accumulated other comprehensive loss within equity and partners' capital to the extent of their effectiveness.

If the forward rates at December 31, 2013 remain constant, we estimate that during the next 12 months, we would reclassify into earnings approximately $1.7 million of the unrealized losses in accumulated other comprehensive loss. If market interest rates increase above the 3.43% weighted average fixed rate under these interest rate swaps we will benefit from net cash payments due to us from our counterparty to the interest rate swaps.

Nonrecurring Fair Value Measurements

During the year ended December 31, 2012, we reduced the aggregate carrying amounts of nine assets classified as held for use or held for sale from $81.8 million to their estimated fair values of $65.8 million, resulting in impairment losses of $16.0 million. During the year ended December 31, 2011, we reduced the aggregate carrying amounts of 19 assets classified as held for sale from $108.2 million to their estimated fair values of $92.3 million, resulting in impairment losses of $15.9 million.

The fair values for the apartment communities we impaired during these periods were based primarily on contract prices for pending sales or expected sales values of the apartment communities. The contract prices were based in part on unobservable inputs classified within Level 3 of the fair value hierarchy, but were also based on observable inputs that can be validated to observable external sources, such as pricing information about widely marketed apartment communities for sale.

The unobservable inputs that are significant to our estimation of the fair value of real estate impaired during the periods include, among other things, information such as the property's net operating income, or NOI, free cash flow, or FCF, which represents the property's NOI less capital spending required to maintain the condition of the apartment community, and assumptions about NOI and FCF growth rates and exit values. An FCF internal rate of return, which represents the rate of return generated by the FCF from the apartment community and the proceeds from its eventual sale, is a common benchmark used in the real estate industry for relative comparison of real estate valuations. The projected cash flows, including the expected sales prices, on which the impairment losses were based translated to weighted average implied FCF internal rates of return of 7.39% and 7.87% for the apartment communities impaired during the years ended December 31, 2012 and 2011, respectively.

Fair Value Disclosures

We believe that the aggregate fair value of our cash and cash equivalents, receivables and payables approximates their aggregate carrying amounts at December 31, 2013 and 2012, due to their relatively short-term nature and high probability of realization. The estimated aggregate fair value of our consolidated debt (including outstanding borrowings under our Credit Agreement and amounts reported in liabilities related to assets held for sale) was approximately $4.5 billion and $5.1 billion at December 31, 2013 and 2012, respectively, as compared to aggregate carrying amounts of $4.4 billion and $4.7 billion, respectively. We estimate the fair value of our consolidated debt using an income and market approach, including comparison of the contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual interest rates, remaining periods to maturity, collateral quality and loan to value ratios on similarly encumbered assets within our portfolio. We classify the fair value of our consolidated debt within Level 3 of the valuation hierarchy based on the significance of certain of the unobservable inputs used to estimate their fair values.

Note 7 — Commitments and Contingencies

Commitments

In connection with our redevelopment and capital improvement activities, we have entered into various construction related contracts with commitments totaling approximately $82.6 million, which we expect to incur during the next 12 months. Pursuant to financing arrangements on our Lincoln Place, Pacific Bay Vistas and The Preserve at Marin apartment communities, we are contractually obligated to complete the planned projects. Additionally, we enter into certain commitments for future purchases of goods and services in connection with the operations of our apartment communities. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Additionally, during September 2013, we entered into an agreement with a third-party developer to construct a 12-story apartment community in Boston, Massachusetts. Pursuant to this agreement, we expect to invest approximately $190 million over the next two and one-half years (approximately $147 million of which is committed) to build 310 luxury apartment homes and approximately 22,000 square feet of commercial space. The site is leased from the Massachusetts Department of Transportation under a 99-year ground lease for a total ground rent of $13.0 million, which we paid at the lease's commencement. Pursuant to the lease agreement and financing related to the project, we have provided certain guarantees to complete the project.

Tax Credit Arrangements

We are required to manage certain consolidated real estate partnerships in compliance with various laws, regulations and contractual provisions that apply to our historic and low-income housing tax credit syndication arrangements. In some instances, noncompliance with applicable requirements could result in projected tax benefits not being realized and require a refund or reduction of investor capital contributions, which are reported as deferred income in our consolidated balance sheet, until such time as our obligation to deliver tax benefits is relieved. The remaining compliance periods for our tax credit syndication arrangements range from less than one year to 12 years. We do not anticipate that any material refunds or reductions of investor capital contributions will be required in connection with these arrangements.

Legal Matters

In addition to the matters described below, we are a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by our general liability insurance program, and none of which we expect to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Limited Partnerships

In connection with our acquisitions of interests in real estate partnerships, we are sometimes subject to legal actions, including allegations that such activities may involve breaches of fiduciary duties to the partners of such real estate partnerships or violations of the relevant partnership agreements. We may incur costs in connection with the defense or settlement of such litigation. We believe that we comply with our fiduciary obligations and relevant partnership agreements. Although the outcome of any litigation is uncertain, we do not expect any such legal actions to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Environmental

Various Federal, state and local laws subject apartment community owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials present on an apartment community, including lead-based paint, asbestos, polychlorinated biphenyls, petroleum-based fuels, and other miscellaneous materials. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such materials. The presence of, or the failure to manage or remedy properly, these materials may adversely affect occupancy at affected apartment communities and the ability to sell or finance affected apartment communities. In addition to the costs associated with investigation and remediation actions brought by government agencies, and potential fines or penalties imposed by such agencies in connection therewith, the improper management of these materials on an apartment community could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal, remediation or disposal of these materials through a licensed disposal or treatment facility. Anyone who arranges for the disposal or treatment of these materials is potentially liable under such laws for the proper operation of the disposal facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of apartment communities, we could potentially be responsible for environmental liabilities or costs associated with our apartment communities or communities we acquire or manage in the future.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined in GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or apartment community casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations that are reasonably estimable as of December 31, 2013, are immaterial to our consolidated financial condition, results of operations and cash flows.

Operating Leases

We are obligated under non-cancelable operating leases for office space and equipment. Approximate minimum annual rental payments under operating leases are as follows (in thousands):

	Operating Lease Obligations
2014	$ 3,249
2015	2,442
2016	2,249
2017	1,985
2018	841
Total	$10,766

Substantially all of the office space subject to the operating leases in the table above is for the use of our corporate offices and area operations. Rent expense recognized totaled $4.2 million, $4.6 million and $5.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 8 — Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of the TRS entities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows (in thousands):

	December 31,	
	2013	2012
Deferred tax liabilities:		
Partnership differences	$ 50,290	$ 29,745
Deferred revenue	25,596	23,139
Capitalized interest	11,424	16,157
Other	49	—
Total deferred tax liabilities	$ 87,359	$ 69,041
Deferred tax assets:		
Net operating, capital and other loss carryforwards	$ 62,651	$ 66,145
Differences in basis of real estate	35,604	33,321
Receivables	440	1,183
Accruals and expenses	9,272	9,398
Tax credit carryforwards	12,905	7,724
Management contracts and other	393	629
Total deferred tax assets	121,265	118,400
Valuation allowance	(3,553)	(4,531)
Net deferred income tax assets	$ 30,353	$ 44,828

During the year ended December 31, 2013, we reduced the valuation allowance on a net basis by approximately $1.0 million, largely due to the expiration of tax credit carryforwards that had been fully reserved, with no impact on the effective tax rate.

A reconciliation of the beginning and ending balance of our unrecognized tax benefits is presented below (in thousands):

	2013	2012	2011
Balance at January 1	$3,536	$3,917	$4,071
Reductions as a result of a lapse of the applicable statutes	(764)	(684)	—
Additions (reductions) based on tax positions related to prior years and current year excess benefits related to stock-based compensation	99	303	(154)
Balance at December 31	$2,871	$3,536	$3,917

Because the statute of limitations has not yet elapsed, our Federal income tax returns for the year ended December 31, 2009, and subsequent years and certain of our State income tax returns for the year ended December 31, 2007, and subsequent years are currently subject to examination by the IRS or other taxing authorities. Approximately $2.2 million of unrecognized benefit, if recognized, would affect the effective rate.

On October 25, 2012, the IRS issued Final Partnership Administrative Adjustments with respect to the Aimco Operating Partnership's 2006 and 2007 tax years. On January 18, 2013, AIMCO-GP, Inc., in its capacity as tax matters partner of the Aimco Operating Partnership, filed a petition challenging those adjustments in the United States Tax Court in Washington, D.C. On December 20, 2013, the parties agreed on the terms of a settlement of that litigation. The court ordered the parties to file stipulated decision documents by March 20,

2014, or to file a joint status report. The settlement regarding the 2006 or 2007 proposed adjustments will not have any material effect on our unrecognized tax benefits, financial condition or results of operations.

Our policy is to include any interest and penalties related to income taxes within the income tax line item in our consolidated statements of operations.

In accordance with the accounting requirements for stock-based compensation, we may recognize tax benefits in connection with the exercise of stock options by employees of our TRS entities and the vesting of restricted stock awards. During the years ended December 31, 2013 and 2012, we had cumulatively $0.6 million and $0.5 million, respectively, in excess tax benefits from employee stock option exercises and vested restricted stock awards. None of the excess tax benefits have yet been realized.

Significant components of the income tax benefit or expense are as follows and are classified within income tax benefit in continuing operations and income from discontinued operations, net in our statements of operations for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Current:			
Federal	$ —	$ —	$ (109)
State	63	1,047	604
Total current	63	1,047	495
Deferred:			
Federal	7,621	7,116	(143)
State	1,685	812	(903)
Total deferred	9,306	7,928	(1,046)
Total expense (benefit)	$ 9,369	$8,975	$ (551)
Classification:			
Continuing operations	$(1,959)	$ (858)	$(5,941)
Discontinued operations	$11,328	$9,833	$ 5,390

Consolidated income or loss subject to tax consists of pretax income or loss of our TRS entities and gains or losses on certain apartment community sales that are subject to income tax under section 1374 of the Internal Revenue Code. For the years ended December 31, 2013, 2012 and 2011, we had consolidated income subject to tax of $46.6 million, $19.0 million and $5.0 million, respectively. The reconciliation of income tax attributable to continuing and discontinued operations computed at the U.S. statutory rate to income tax expense (benefit) is shown below (dollars in thousands):

	2013		2012		2011	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. statutory rates on consolidated income or loss subject to tax	$ 16,326	35.0%	$6,642	35.0%	$ 1,756	35.0%
State income tax expense (benefit), net of Federal tax (benefit) expense	1,748	3.7%	1,859	9.8%	(299)	(6.0)%
Effect of permanent differences	(296)	(0.6)%	(256)	(1.3)%	(565)	(11.3)%
Tax effect of intercompany transfers of assets between the REIT and taxable REIT subsidiaries (1)	(4,272)	(9.2)%	730	3.8%	(1,965)	(39.2)%
Tax credits	(4,137)	(8.9)%	—	— %	—	— %
Increase in valuation allowance	—	— %	—	— %	522	10.4%
	$ 9,369	20.0%	$8,975	47.3%	$ (551)	(11.1)%

(1) Includes the effect of assets contributed by the Aimco Operating Partnership to TRS entities, for which deferred tax expense or benefit was recognized upon the sale or impairment of the asset by the TRS entity.

Income taxes paid totaled approximately $0.6 million, $1.1 million and $1.2 million, respectively, in the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013, we had net operating loss carryforwards, or NOLs, of approximately $150.8 million for income tax purposes that expire in years 2027 to 2032. Subject to certain separate return limitations, we may use these NOLs to offset all or a portion of taxable income generated by our TRS entities. We utilized approximately $15.8 million of NOLs during the year ended December 31, 2013, as a result of taxable gains recognized by our TRS entities. As of December 31, 2013, we had low-income housing and historic tax credit carryforwards of approximately $13.4 million for income tax purposes that expire for the tax years 2017 to 2032. The deferred tax asset related to these credits is approximately $12.9 million.

For income tax purposes, dividends paid to holders of Common Stock primarily consist of ordinary income, return of capital, capital gains, qualified dividends and unrecaptured Section 1250 gains, or a combination thereof. For the years ended December 31, 2013, 2012 and 2011, dividends per share held for the entire year were estimated to be taxable as follows:

	2013		2012		2011	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$0.17	17.9%	$—	— %	$—	— %
Capital gains	0.13	13.9%	0.35	46.6%	0.12	24.0%
Unrecaptured Section 1250 gain	0.66	68.2%	0.41	53.4%	0.36	76.0%
	$0.96	100.0%	$0.76	100.0%	$0.48	100.0%

We designated the per share amounts above as capital gain dividends in accordance with the requirements under the Code. Additionally, we designated as 2013 capital gain dividends a like portion of preferred dividends.

Note 9 — Aimco Equity

Preferred Stock

At December 31, 2013 and 2012, Aimco had the following classes of perpetual preferred stock outstanding (dollars in thousands):

	Redemption Date (1)	Annual Dividend Rate Per Share (paid quarterly)	Balance December 31, 2013	Balance December 31, 2012
Class Z Cumulative Preferred Stock, 4,800,000 shares authorized and 1,274,243 shares issued/outstanding	7/29/2016	7.00%	$31,114	$31,114
Series A Community Reinvestment Act Preferred Stock, 240 shares authorized and 74 shares issued/outstanding	6/30/2011	(2)	37,000	37,000
Preferred stock per consolidated balance sheets			$68,114	$68,114

(1) All classes of preferred stock were or are redeemable at our option on and after the dates specified.

(2) For the period from the date of original issuance through March 31, 2015, the dividend rate is a variable rate per annum equal to the Three-Month LIBOR Rate (as defined in the articles supplementary designating the Series A Community Reinvestment Act Perpetual Preferred Stock, or CRA Preferred Stock) plus 1.25%, calculated as of the beginning of each quarterly dividend period. The rate at December 31, 2013 and 2012 was 1.50% and 1.61%, respectively.

All classes of preferred stock have a $0.01 per share par value, are pari passu with each other and are senior to our Common Stock. The holders of each class of preferred stock are generally not entitled to vote on matters submitted to stockholders. Dividends on all shares of preferred stock are subject to declaration by our Board of Directors. Our Class Z Preferred Stock and Series A Community Reinvestment Act Preferred Stock have liquidation preferences per share of $25.00 and $500,000, respectively.

During the year end December 31, 2012, Aimco redeemed 24.0 million shares of preferred stock with a weighted average dividend rate of 7.86% for $600.9 million. During the year ended December 31, 2011, Aimco redeemed 0.9 million shares of preferred stock with a dividend rate of 8.00% for $21.6 million. In connection with these redemptions, the Aimco Operating Partnership redeemed from Aimco a number of Partnership Preferred Units equal to the number of shares redeemed by Aimco. In connection with these redemptions, we wrote off previously deferred issuance costs of $20.7 million and $0.8 million, respectively, during the years ended December 31, 2012 and 2011, which is reflected as an adjustment of net income attributable to Aimco preferred stockholders and the Aimco Operating Partnership's preferred unitholders in the accompanying consolidated statements of operations for such periods.

The following table summarizes our issuances of Class Z Preferred Stock during the years ended December 31, 2012 and 2011 (dollars in thousands, except per share amounts):

	Years Ended December 31,	
	2012	2011
Number of shares of preferred stock issued	405,090	869,153
Price to public per share	$ 24.78	$ 24.25
Underwriting discounts, commissions and transaction costs per share	$ 0.54	$ 1.25
Net proceeds per share	$ 24.24	$ 23.00
Net proceeds to Aimco	$ 9,818	$ 19,990
Issuance costs (primarily underwriting commissions) recognized as an adjustment of additional paid-in capital	$ 221	$ 1,085

Aimco contributed the net proceeds from the issuances of Class Z Preferred Stock to the Aimco Operating Partnership in exchange for a number of Class Z Partnership Preferred Units equal to the number of shares issued by Aimco.

Common Stock

During the year ended December 31, 2012, Aimco completed two public offerings resulting in the sale of an aggregate of 22,144,200 shares of its Common Stock, generating net proceeds of $594.4 million, or net proceeds per share of $26.84. In addition, in connection with one of these offerings, the holders of near-term expiring stock options exercised 2,041,934 stock options with a weighted average exercise price of $23.01 per share for proceeds to Aimco of $47.0 million. The shares received upon exercise of the options were then sold by the stockholders as part of the offering.

During the year ended December 31, 2011, Aimco sold 2,914,000 shares of its Common Stock pursuant to an At-The-Market, or ATM, offering program, generating $71.9 million of net proceeds.

Aimco contributed the net proceeds from the sales and issuances of Common Stock to the Aimco Operating Partnership in exchange for a number of common partnership units equal to the number of shares sold and issued.

Registration Statements

Pursuant to ATM offering programs active at December 31, 2013, Aimco had the capacity to issue up to 3.5 million additional shares of its Common Stock and up to 3.5 million additional shares of its Class Z Preferred Stock. In the event of any such issuances by Aimco, the Aimco Operating Partnership would issue to Aimco a corresponding number of common partnership units or Class Z Partnership Preferred Units in exchange for the proceeds.

Additionally, Aimco and the Aimco Operating Partnership have a shelf registration statement that provides for the issuance of debt and equity securities by Aimco and debt securities by the Aimco Operating Partnership.

Note 10 — Partners' Capital

Partnership Preferred Units Owned by Aimco

At December 31, 2013 and 2012, the Aimco Operating Partnership had outstanding Partnership Preferred Units in classes and amounts similar to Aimco's Preferred Stock discussed in Note 9. All of these classes of Partnership Preferred Units were owned by Aimco during the periods presented.

All classes of Partnership Preferred Units are pari passu with each other and are senior to the Aimco Operating Partnership's common partnership units. None of the classes of Partnership Preferred Units have any voting rights, except the right to approve certain changes to the Aimco Operating Partnership's Partnership Agreement that would adversely affect holders of such class of units. Distributions on all Partnership Preferred Units are subject to being declared by the General Partner. All classes of the Partnership Preferred Units are redeemable by the Aimco Operating Partnership only in connection with a concurrent redemption by Aimco of the corresponding classes of Aimco Preferred Stock held by unrelated parties.

As discussed in Note 9, during the years ended December 31, 2012 and 2011, Aimco completed various Preferred Stock issuances and redemptions. In connection with these issuances and redemptions, the Aimco Operating Partnership issued to Aimco or redeemed from Aimco a corresponding number of Partnership Preferred Units.

Redeemable Partnership Preferred Units

In addition to the Partnership Preferred Units owned by Aimco, the Aimco Operating Partnership has outstanding various classes of redeemable Partnership Preferred Units owned by third parties, which we refer to as Preferred OP Units. As of December 31, 2013 and 2012, the following classes of Preferred OP Units (stated at their redemption values, in thousands, except unit and per unit data):

	Distributions per Annum		Units Issued and Outstanding		Balances	
Class of Preferred Units	**Percent**	**Per Unit**	**2013**	**2012**	**2013**	**2012**
Class One	8.75%	$8.00	90,000	90,000	$ 8,229	$ 8,229
Class Two	1.84%	$0.46	18,589	18,589	465	465
Class Three	7.88%	$1.97	1,354,091	1,357,691	33,852	33,942
Class Four	8.00%	$2.00	644,954	644,954	16,124	16,124
Class Six	8.50%	$2.13	790,883	790,883	19,772	19,772
Class Seven	7.87%	$1.97	27,960	27,960	699	699
Total			2,926,477	2,930,077	$79,141	$79,231

All of the remaining outstanding classes of Preferred OP Units at December 31, 2013, are redeemable at the holders' option. The Aimco Operating Partnership, at its sole discretion, may settle such redemption requests in cash or cause Aimco to issue shares of its Common Stock in a value equal to the redemption price. In the event the Aimco Operating Partnership requires Aimco to issue shares of Common Stock to settle a redemption request, the Aimco Operating Partnership would issue to Aimco a corresponding number of common partnership units. The Aimco Operating Partnership has a redemption policy that requires cash settlement of redemption requests for the redeemable preferred OP Units, subject to limited exceptions. Accordingly, these redeemable units are classified within temporary equity in Aimco's consolidated balance sheets and within temporary capital in the Aimco Operating Partnership's consolidated balance sheets, based on the expectation that the Aimco Operating Partnership will use cash to settle any redemption of these units. Subject to certain conditions, the Class Four and Class Six preferred OP Units are convertible into common OP Units.

During the years ended December 31, 2013, 2012 and 2011, approximately 3,600, 131,400 and 1,600 preferred OP Units, respectively, were tendered for redemption in exchange for cash, and no preferred OP Units were tendered for redemption in exchange for shares of Aimco Common Stock.

The following table presents a reconciliation of the Aimco Operating Partnership's redeemable Partnership Preferred Units that were classified within temporary equity in Aimco's consolidated balance sheets and temporary capital within the Aimco Operating Partnership's consolidated balance sheets during the years ended December 31, 2013, 2012 and 2011 (dollars in thousands). The redeemable Partnership Preferred Units presented in this reconciliation include the redeemable Preferred OP Units as well as the CRA Preferred Units held by Aimco, which were redeemed by Aimco during 2011.

	2013	2012	2011
Balance at January 1	$80,046	$83,384	$103,428
Preferred distributions	(6,423)	(6,496)	(6,683)
Redemption of preferred units	(93)	(3,338)	(20,044)
Net income	6,423	6,496	6,683
Balance at December 31	$79,953	$80,046	$ 83,384

Common Partnership Units

In the Aimco Operating Partnership's consolidated balance sheets, the common partnership units held by Aimco are classified within Partners' Capital as General Partner and Special Limited Partner capital and the common OP Units are classified within Limited Partners' capital. In Aimco's consolidated balance sheets, the common OP Units are classified within permanent equity as common noncontrolling interests in the Aimco Operating Partnership.

Common partnership units held by Aimco are not redeemable. Common OP Units are redeemable at the holders' option, subject to certain restrictions, on the basis of one common OP Unit for either one share of Common Stock or cash equal to the fair value of a share of Common Stock at the time of redemption. Aimco has the option to deliver shares of Common Stock in exchange for all or any portion of the common OP Units tendered for redemption. When a limited partner redeems a common OP Unit for Common Stock, Limited Partners' capital is reduced and the General Partner and Special Limited Partners' capital is increased. The holders of the common OP Units receive distributions, prorated from the date of issuance, in an amount equivalent to the dividends paid to holders of Common Stock.

During the years ended December 31, 2013, 2012 and 2011, the Aimco Operating Partnership acquired the noncontrolling limited partnership interests in certain consolidated real estate partnerships in exchange for cash and the Aimco Operating Partnership's issuance of approximately 21,500, 184,000 and 6,900 common OP Units, respectively.

During the years ended December 31, 2013, 2012 and 2011, approximately 105,000, 416,000 and 237,000 common OP Units, respectively, were redeemed in exchange for cash, and no common OP Units were redeemed in exchange for shares of Common Stock.

HPUs

At December 31, 2013 and 2012, the Aimco Operating Partnership had outstanding 2,339,950 HPUs. The holders of HPUs may redeem these units commencing after December 31, 2016, on the basis of one HPU for either one share of Common Stock or cash equal to the fair value of a share of Common Stock at the time of redemption, at Aimco's option. The holders of HPUs receive the same amount of distributions that are paid to holders of an equivalent number of common OP Units. The HPUs are classified within permanent capital as part of Limited Partners' capital in the Aimco Operating Partnership's consolidated balance sheets, and within permanent equity as part of common noncontrolling interests in the Aimco Operating Partnership within Aimco's consolidated balance sheets.

Repayment of Notes Receivable from Aimco

As of December 31, 2010, the Aimco Operating Partnership had notes receivable from Aimco that it received in exchange for the sale of certain apartment communities to Aimco in December 2000. The notes bore interest at 5.7% per annum and had original principal amounts of $10.1 million. During the year ended December 31, 2011, Aimco repaid the then outstanding $18.5 million of outstanding principal and interest due on these notes, using its share of proceeds from a $19.7 million, or $0.15 per unit, special distribution the Aimco Operating Partnership declared and paid to holders of common partnership units and HPUs on that date.

Note 11 — Share-Based Compensation

We have a stock award and incentive plan to attract and retain officers, key employees and independent directors. Our plan reserves for issuance a maximum of 4.4 million shares, which may be in the form of incentive stock options, non-qualified stock options and restricted stock, or other types of awards as authorized under our plan. At December 31, 2013, there were approximately 1.0 million shares available to be granted under our plan. Our plan is administered by the Compensation and Human Resources Committee of the Board of Directors. In the case of stock options, the exercise price of the options granted may not be less than the fair market value of a share of Common Stock at the date of grant. The term of the options is generally 10 years from the date of grant and the options typically vest over a period of four years from the date of grant. Restricted stock awards typically vest over a period of four years.

The following table summarizes activity for our outstanding stock options for the years ended December 31, 2013, 2012 and 2011 (numbers of options in thousands):

	2013		2012		2011	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,045	$28.39	6,809	$26.47	7,733	$26.53
Exercised	(44)	22.52	(2,253)	21.75	(203)	8.99
Forfeited	(10)	27.82	(1,511)	29.66	(721)	32.09
Outstanding at end of year	2,991	$28.48	3,045	$28.39	6,809	$26.47
Exercisable at end of year	2,991	$28.48	2,841	$29.79	6,146	$27.50

The intrinsic value of a stock option represents the amount by which the current price of the underlying stock exceeds the exercise price of the option. Options outstanding and exercisable at December 31, 2013, had an aggregate intrinsic value of $3.6 million and a weighted average remaining contractual term of 3.0 years. The intrinsic value of stock options exercised during the years ended December 31, 2013, 2012 and 2011, was $0.3 million, $10.9 million and $3.0 million respectively.

The following table summarizes activity for restricted stock awards for the years ended December 31, 2013, 2012 and 2011 (numbers of shares in thousands):

	2013		2012		2011	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at beginning of year	526	$22.69	463	$21.53	544	$19.36
Granted	253	27.86	241	24.31	290	25.59
Vested	(204)	21.81	(178)	21.86	(243)	24.31
Forfeited	—	—	—	—	(128)	16.16
Unvested at end of year	575	$25.28	526	$22.69	463	$21.53

The aggregate fair value of shares that vested during the years ended December 31, 2013, 2012 and 2011 was $5.7 million, $4.4 million and $6.1 million, respectively.

Total compensation cost recognized for restricted stock and stock option awards was $5.9 million, $5.3 million and $5.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Of these amounts, $0.3 million, $0.4 million and $0.5 million, respectively, were capitalized. At December 31, 2013, total unvested compensation cost not yet recognized was $8.6 million. We expect to recognize this compensation over a weighted average period of approximately 1.7 years.

Note 12 — Assets Held for Sale and Discontinued Operations

We report as discontinued operations apartment communities that meet the definition of a component of an entity and have been sold or meet the criteria to be classified as held for sale. We include all results of these discontinued operations, less applicable income taxes, in a separate component of income on the consolidated statements of operations under the heading "income from discontinued operations, net." This treatment resulted in the retrospective adjustment of the 2012 and 2011 statements of operations and the 2012 balance sheets.

We are currently marketing for sale certain apartment communities that are inconsistent with our long-term investment strategy. At the end of each reporting period, we evaluate whether such apartment communities meet the criteria to be classified as held for sale, including whether we expect to sell such apartment communities within 12 months. Additionally, certain apartment communities that do not meet all of the criteria to be classified as held for sale at the balance sheet date may nevertheless be sold and included in discontinued operations in the subsequent 12 months; thus the number of apartment communities that may be sold during the subsequent 12 months could exceed the number classified as held for sale. At December 31, 2013, we had no apartment communities classified as held for sale. At December 31, 2012, after adjustments to classify as held for sale apartment communities that were sold during the year ended December 31, 2013, we had 29 apartment communities with an aggregate of 6,953 apartment homes classified as held for sale. Amounts classified as held for sale in the accompanying consolidated balance sheets as of December 31, 2012, are as follows (in thousands):

	December 31, 2012
Real estate, net	$279,653
Other assets	10,093
Assets held for sale	$289,746
Non-recourse property debt	$278,538
Other liabilities	2,900
Liabilities related to assets held for sale	$281,438

During the years ended December 31, 2013, 2012 and 2011, we sold 29, 75 and 67 consolidated apartment communities with an aggregate of 6,953, 11,232 and 10,912 apartment homes, respectively. For each of the periods presented, discontinued operations includes the results of operations for the periods prior to the date of disposition for all apartment communities sold as of December 31, 2013.

The following is a summary of the components of income from discontinued operations and the related amounts of income from discontinued operations attributable to Aimco, the Aimco Operating Partnership and noncontrolling interests for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Rental and other property revenues	$ 62,152	$140,634	$ 226,623
Property operating expenses	(30,695)	(62,781)	(111,549)
Depreciation and amortization	(16,372)	(41,577)	(72,099)
Recovery of (provision for) real estate impairment losses	16	(17,452)	(20,246)
Operating income	15,101	18,824	22,729
Interest income	343	568	1,561
Interest expense	(13,346)	(29,972)	(49,030)
Income (loss) before gain on dispositions of real estate and income tax	2,098	(10,580)	(24,740)
Gain on dispositions of real estate	212,459	234,530	108,203
Income tax expense	(11,328)	(9,833)	(5,390)
Income from discontinued operations, net	$203,229	$214,117	$ 78,073
Income from discontinued operations attributable to noncontrolling interests in consolidated real estate partnerships	(31,842)	(41,633)	(32,231)
Income from discontinued operations attributable to the Aimco Operating Partnership	$171,387	$172,484	45,842
Income from discontinued operations attributable to noncontrolling interests in Aimco Operating Partnership	(9,248)	(10,238)	(3,147)
Income from discontinued operations attributable to Aimco	$162,139	$162,246	$ 42,695

Gain on dispositions of real estate is reported net of incremental direct costs incurred in connection with the transactions, including any prepayment penalties incurred upon repayment of property debt collateralized by the apartment communities being sold. Such prepayment penalties totaled $16.5 million, $16.5 million and $14.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. We classify interest expense related to property debt within discontinued operations when the related real estate asset is sold or classified as held for sale.

Note 13 — Earnings (Loss) per Share/Unit

Aimco

The following table illustrates Aimco's calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2013, 2012 and 2011 (in thousands, except per share data):

	2013	2012	2011
Numerator:			
Income (loss) from continuing operations	$ 34,596	$ (18,756)	$(136,237)
Loss (income) from continuing operations attributable to noncontrolling interests	10,555	(11,034)	36,455
Income attributable to preferred stockholders	(2,804)	(49,888)	(45,852)
Income attributable to participating securities	(813)	(422)	(222)
Income (loss) from continuing operations attributable to Aimco common stockholders	$ 41,534	$ (80,100)	$(145,856)
Income from discontinued operations	$203,229	$214,117	$ 78,073
Income from discontinued operations attributable to noncontrolling interests	(41,090)	(51,871)	(35,378)
Income from discontinued operations attributable to Aimco common stockholders	$162,139	$162,246	$ 42,695
Net income (loss)	$237,825	$195,361	$ (58,164)
Net (income) loss attributable to noncontrolling interests	(30,535)	(62,905)	1,077
Net income attributable to preferred stockholders	(2,804)	(49,888)	(45,852)
Net income attributable to participating securities	(813)	(422)	(222)
Net income (loss) attributable to Aimco common stockholders	$203,673	$ 82,146	$(103,161)
Denominator:			
Weighted average common shares outstanding — basic	145,291	134,479	119,312
Dilutive potential common shares	241	—	—
Weighted average common shares outstanding — diluted	145,532	134,479	119,312
Earnings (loss) per common share – basic and diluted:			
Income (loss) from continuing operations attributable to Aimco common stockholders	$ 0.29	$ (0.60)	$ (1.22)
Income from discontinued operations attributable to Aimco common stockholders	1.11	1.21	0.36
Net income (loss) attributable to Aimco common stockholders	$ 1.40	$ 0.61	$ (0.86)
Dividends declared per common share	$ 0.96	$ 0.76	$ 0.48

The Aimco Operating Partnership

The following table illustrates the Aimco Operating Partnership's calculation of basic and diluted earnings (loss) per unit for the years ended December 31, 2013, 2012 and 2011 (in thousands, except per unit data):

	2013	2012	2011
Numerator:			
Income (loss) from continuing operations	$ 34,596	$ (18,756)	$(134,938)
Loss (income) from continuing operations attributable to noncontrolling interests	19,369	(9,585)	32,488
Income attributable to the Partnership's preferred unitholders	(9,227)	(56,384)	(52,535)
Income attributable to participating securities	(813)	(422)	(222)
Income (loss) from continuing operations attributable to the Partnership's common unitholders	$ 43,925	$ (85,147)	$(155,207)
Income from discontinued operations	$203,229	$214,117	$ 78,073
Income from discontinued operations attributable to noncontrolling interests	(31,842)	(41,633)	(32,231)
Income from discontinued operations attributable to the Partnership's common unitholders	$171,387	$172,484	$ 45,842
Net income (loss)	$237,825	$195,361	$ (56,865)
Net (income) loss attributable to noncontrolling interests	(12,473)	(51,218)	257
Net income attributable to the Partnership's preferred unitholders	(9,227)	(56,384)	(52,535)
Net income attributable to participating securities	(813)	(422)	(222)
Net income (loss) attributable to the Partnership's common unitholders	$215,312	$ 87,337	$(109,365)
Denominator:			
Weighted average common units outstanding — basic	153,256	142,614	127,681
Dilutive potential common units	241	—	—
Weighted average common units outstanding — diluted	153,497	142,614	127,681
Earnings (loss) per common unit – basic and diluted:			
Income (loss) from continuing operations attributable to the Partnership's common unitholders	$ 0.29	$ (0.60)	$ (1.22)
Income from discontinued operations attributable to the Partnership's common unitholders	1.11	1.21	0.36
Net income (loss) attributable to the Partnership's common unitholders	$ 1.40	$ 0.61	$ (0.86)
Distributions declared per unit	$ 0.96	$ 0.76	$ 0.63

Distributions declared per unit during the year ended December 31, 2011, includes a special distribution of $0.15 per unit which is discussed further in Note 10.

Aimco and the Aimco Operating Partnership

As of December 31, 2013, the common share or unit equivalents that could potentially dilute basic earnings per share or unit in future periods totaled 3.0 million. These securities represent options to purchase shares of Common Stock, which, if exercised, would result in Aimco's issuance of additional shares and the Aimco Operating Partnership's issuance to Aimco of additional common partnership units equal to the number of shares purchased under the options. The effect of these securities was dilutive for the year ended December 31, 2013, and accordingly has been included in the denominator for calculating diluted earnings per share and unit for this period. These securities have been excluded from the earnings (loss) per share or unit computations for the years ended December 31, 2012 and 2011, because their effect would have been anti-dilutive. Participating securities, consisting primarily of unvested restricted shares of Common Stock, receive dividends similar to shares of Common Stock and common partnership units and totaled 0.6 million, 0.5 million and 0.5 million at

December 31, 2013, 2012 and 2011, respectively. The effect of participating securities is included in basic and diluted earnings (loss) per share and unit computations for the periods presented above using the two-class method of allocating distributed and undistributed earnings.

As discussed in Note 10, the Aimco Operating Partnership has various classes of preferred OP Units, which may be redeemed at the holders' option. The Aimco Operating Partnership may redeem these units for cash or at its option, shares of Common Stock. As of December 31, 2013, these preferred OP Units were potentially redeemable for approximately 3.1 million shares of Common Stock (based on the period end market price), or cash at the Aimco Operating Partnership's option. The Aimco Operating Partnership has a redemption policy that requires cash settlement of redemption requests for the preferred OP Units, subject to limited exceptions. Accordingly, we expect these securities to be excluded from earnings (loss) per share or unit computations in future periods.

Note 14 — Unaudited Summarized Consolidated Quarterly Information

Aimco

Aimco's summarized unaudited consolidated quarterly information for 2013 and 2012 is provided below (in thousands, except per share amounts).

	Quarter (1)			
2013	**First**	**Second**	**Third**	**Fourth**
Total revenues	$ 237,504	$ 241,744	$ 243,943	$ 250,862
Total operating expenses	(184,864)	(183,033)	(179,430)	(177,707)
Operating income	52,640	58,711	64,513	73,155
(Loss) income from continuing operations	(1,662)	2,477	6,977	26,804
Income from discontinued operations, net	4,495	4,502	72,433	121,799
Net income	2,833	6,979	79,410	148,603
Net income attributable to Aimco common stockholders	$ 5,050	$ 10,107	$ 66,268	$ 122,037
Earnings (loss) per common share—basic and diluted:				
(Loss) income from continuing operations attributable to Aimco common stockholders	$ (0.01)	$ 0.01	$ 0.04	$ 0.25
Net income attributable to Aimco common stockholders	$ 0.03	$ 0.07	$ 0.46	$ 0.84
Weighted average common shares outstanding—basic	145,169	145,321	145,334	145,341
Weighted average common shares outstanding—diluted	145,169	145,674	145,563	145,499

	Quarter (1)			
2012	**First**	**Second**	**Third**	**Fourth**
Total revenues	$ 231,748	$ 236,085	$ 242,973	$ 247,705
Total operating expenses	(199,743)	(190,343)	(197,071)	(192,338)
Operating income	32,005	45,742	45,902	55,367
(Loss) income from continuing operations	(26,294)	(5,670)	5,369	7,839
Income from discontinued operations, net	36,941	39,801	47,966	89,409
Net income	10,647	34,131	53,335	97,248
Net (loss) income attributable to Aimco common stockholders	$ (10,609)	$ 523	$ 24,163	$ 67,928
Loss per common share—basic and diluted:				
Loss from continuing operations attributable to Aimco common stockholders	$ (0.30)	$ (0.25)	$ (0.07)	$ (0.01)
Net (loss) income attributable to Aimco common stockholders	$ (0.09)	$ —	$ 0.17	$ 0.47
Weighted average common shares outstanding—basic and diluted	120,526	127,395	144,959	145,035

The Aimco Operating Partnership

The Aimco Operating Partnership's summarized unaudited consolidated quarterly information for 2013 and 2012 is provided below (in thousands, except per share amounts).

2013	Quarter (1)			
	First	Second	Third	Fourth
Total revenues	$ 237,504	$ 241,744	$ 243,943	$ 250,862
Total operating expenses	(184,864)	(183,033)	(179,430)	(177,707)
Operating income	52,640	58,711	64,513	73,155
(Loss) income from continuing operations	(1,662)	2,477	6,977	26,804
Income from discontinued operations, net	4,495	4,502	72,433	121,799
Net income	2,833	6,979	79,410	148,603
Net income attributable to the Partnership's common unitholders	$ 5,347	$ 10,682	$ 70,064	$ 129,008
Earnings (loss) per common unit—basic and diluted:				
(Loss) income from continuing operations attributable to the Partnership's common unitholders	$ (0.01)	$ 0.01	$ 0.04	$ 0.25
Net income attributable to the Partnership's common unitholders	$ 0.03	$ 0.07	$ 0.46	$ 0.84
Weighted average common units outstanding—basic	153,169	153,294	153,287	153,276
Weighted average common units outstanding—diluted	153,169	153,647	153,516	153,434

2012	Quarter (1)			
	First	Second	Third	Fourth
Total revenues	$ 231,748	$ 236,085	$ 242,973	$ 247,705
Total operating expenses	(199,743)	(190,343)	(197,071)	(192,338)
Operating income	32,005	45,742	45,902	55,367
(Loss) income from continuing operations	(26,294)	(5,670)	5,369	7,839
Income from discontinued operations, net	36,941	39,801	47,966	89,409
Net income	10,647	34,131	53,335	97,248
Net (loss) income attributable to the Partnership's common unitholders	$ (11,346)	$ 578	$ 25,774	$ 72,190
Loss per common unit—basic and diluted:				
Loss from continuing operations attributable to the Partnership's common unitholders	$ (0.30)	$ (0.25)	$ (0.07)	$ (0.01)
Net (loss) income attributable to the Partnership's common unitholders	$ (0.09)	$ —	$ 0.17	$ 0.47
Weighted average common units outstanding—basic and diluted	128,729	135,622	152,997	153,107

(1) Certain reclassifications have been made to 2013 and 2012 quarterly amounts to conform to the full year 2013 presentation, primarily related to treatment of discontinued operations.

Note 15 — Business Segments

We have two reportable segments: conventional real estate operations and affordable real estate operations. Our conventional real estate operations consist of market-rate apartment communities with rents paid by the residents and included 162 apartment communities with 50,486 apartment homes at December 31, 2013. Our affordable real estate operations consisted of 74 apartment communities with 10,067 apartment homes at December 31, 2013, with rents that are generally paid, in whole or part, by a government agency.

Due to the diversity of our economic ownership interests in our apartment communities, our chief executive officer, who is our operating decision maker, uses proportionate property net operating income to asses the operating performance of our apartment communities. Proportionate property net operating income reflects our share of rental and other property revenues less direct property operating expenses, including real estate taxes, for the consolidated and unconsolidated apartment communities that we manage.

The following tables present the revenues, net operating income (loss) and income (loss) from continuing operations of our conventional and affordable real estate operations segments on a proportionate basis for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	Conventional Real Estate Operations	Affordable Real Estate Operations	Proportionate Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Consolidated
Year Ended December 31, 2013:					
Rental and other property revenues (2)	$803,242	$98,713	$37,201	$ 75	$ 939,231
Tax credit and asset management revenues	—	—	—	34,822	34,822
Total revenues	803,242	98,713	37,201	34,897	974,053
Property operating expenses (2)	285,062	39,717	13,406	37,487	375,672
Investment management expenses	—	—	—	4,341	4,341
Depreciation and amortization (2)	—	—	—	291,910	291,910
General and administrative expenses	—	—	—	45,708	45,708
Other expenses, net	—	—	—	7,403	7,403
Total operating expenses	285,062	39,717	13,406	386,849	725,034
Operating income (loss)	518,180	58,996	23,795	(351,952)	249,019
Other items included in continuing operations	—	—	—	(214,423)	(214,423)
Income (loss) from continuing operations	$518,180	$58,996	$23,795	$(566,375)	$ 34,596

	Conventional Real Estate Operations	Affordable Real Estate Operations	Proportionate Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Consolidated
Year Ended December 31, 2012:					
Rental and other property revenues (2)	$761,876	$97,135	$57,251	$ 480	$ 916,742
Tax credit and asset management revenues	—	—	—	41,769	41,769
Total revenues	761,876	97,135	57,251	42,249	958,511
Property operating expenses (2)	274,414	38,932	23,562	37,439	374,347
Investment management expenses	—	—	—	12,008	12,008
Depreciation and amortization (2)	—	—	—	325,173	325,173
Provision for real estate impairment losses (2)	—	—	—	6,235	6,235
General and administrative expenses	—	—	—	49,602	49,602
Other expenses, net	—	—	—	12,130	12,130
Total operating expenses	274,414	38,932	23,562	442,587	779,495
Operating income (loss)	487,462	58,203	33,689	(400,338)	179,016
Other items included in continuing operations	—	—	—	(197,772)	(197,772)
Income (loss) from continuing operations	$487,462	$58,203	$33,689	$(598,110)	$ (18,756)

	Conventional Real Estate Operations	Affordable Real Estate Operations	Proportionate Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Consolidated
Year Ended December 31, 2011:					
Rental and other property revenues (2)	$724,866	$94,007	$55,627	$ 1,194	$ 875,694
Tax credit and asset management revenues	—	—	—	38,661	38,661
Total revenues	724,866	94,007	55,627	39,855	914,355
Property operating expenses (2)	263,969	37,096	22,140	52,959	376,164
Investment management expenses	—	—	—	10,459	10,459
Depreciation and amortization (2)	—	—	—	323,233	323,233
General and administrative expenses	—	—	—	50,906	50,906
Other expenses, net	—	—	—	18,302	18,302
Total operating expenses	263,969	37,096	22,140	455,859	779,064
Operating income (loss)	460,897	56,911	33,487	(416,004)	135,291
Other items included in continuing operations (3)	—	—	—	(271,528)	(271,528)
Income (loss) from continuing operations	$460,897	$56,911	$33,487	$(687,532)	$(136,237)

(1) Represents adjustments for the noncontrolling interests in consolidated real estate partnerships' share of the results of our consolidated apartment communities and the results of consolidated apartment communities that we do not manage, which are excluded from our measurement of segment performance but included in the related consolidated amounts, and our share of the results of operations of our unconsolidated real estate partnerships that we manage, which are included in our measurement of segment performance but excluded from the related consolidated amounts.

(2) Proportionate property net operating income, our key measurement of segment profit or loss, excludes property management revenues (which are included in rental and other property revenues), property management expenses and casualty gains and losses (which are included in property operating expenses), depreciation and amortization and provision for real estate impairment losses. Accordingly, we do not allocate these amounts to our segments.

(3) In addition to the other items included in continuing operations presented in the table for the year ending December 31, 2011, the Aimco Operating Partnership recognized $1.3 million of interest income on its notes receivable from Aimco. These notes were repaid by Aimco during the three months ended December 31, 2011.

The assets of our reportable segments on a proportionate basis, together with the proportionate adjustments to reconcile these amounts to the consolidated assets of our segments, and the consolidated assets not allocated to our segments are as follows (in thousands):

	2013	2012
Conventional	$4,793,472	$4,837,236
Affordable	382,091	466,678
Proportionate adjustments (1)	428,376	634,858
Corporate and other assets	475,474	462,608
Total consolidated assets	$6,079,413	$6,401,380

(1) Represents adjustments for the noncontrolling interests in consolidated real estate partnerships' share of the assets of our consolidated apartment communities, which are excluded from our measurement of segment financial condition, and our share of the assets of our unconsolidated real estate partnerships, which are included in our measure of segment financial condition.

For the years ended December 31, 2013, 2012 and 2011, capital additions related to our conventional segment totaled $365.3 million, $252.3 million and $191.6 million, respectively, and capital additions related to our affordable segment totaled $10.7 million, $19.8 million and $15.6 million, respectively.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2013
(In Thousands Except Apartment Home Data)

						(2) Initial Cost		(3)	December 31, 2013					
Apartment Community Name	Apartment Type	(1) Date Consolidated	Location	Year Built	Apartment Homes	Land	Buildings and Improvements	Cost Capitalized Subsequent to Consolidation	Land	Buildings and Improvements	(4) Total	Accumulated Depreciation (AD)	Total Cost Net of AD	Encumbrances
Conventional Apartment Communities:														
100 Forest Place	High Rise	Dec-97	Oak Park, IL	1987	234	$ 2,664	$18,815	$ 6,494	$ 2,664	$ 25,309	$ 27,973	$(11,077)	$ 16,896	$ 25,955
118-122 West 23rd Street	High Rise	Jun-12	New York, NY	1987	42	14,985	23,459	3,942	14,985	27,401	42,386	(1,366)	41,020	19,493
1582 First Avenue	High Rise	Mar-05	New York, NY	1900	17	4,281	752	318	4,281	1,070	5,351	(452)	4,899	2,520
173 E. 90th Street	High Rise	May-04	New York, NY	1910	72	12,066	4,535	2,442	12,067	6,976	19,043	(2,546)	16,497	7,435
182-188 Columbus Avenue	Mid Rise	Feb-07	New York, NY	1910	32	19,123	3,300	2,608	19,123	5,908	25,031	(2,075)	22,956	13,471
204-206 West 133rd Street	Mid Rise	Jun-07	New York, NY	1910	44	4,352	1,450	1,556	4,352	3,006	7,358	(957)	6,401	2,963
2232-2240 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	24	3,366	3,785	1,266	3,366	5,051	8,417	(1,423)	6,994	2,972
2247-2253 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	35	7,356	3,335	1,649	7,356	4,984	12,340	(1,768)	10,572	5,483
2252-2258 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	35	4,318	4,504	1,706	4,318	6,210	10,528	(1,810)	8,718	5,125
2300-2310 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	63	10,417	6,964	4,642	10,417	11,606	22,023	(4,017)	18,006	9,362
236-238 East 88th Street	High Rise	Jan-04	New York, NY	1900	43	8,820	2,914	2,097	8,820	5,011	13,831	(1,737)	12,094	12,000
237-239 Ninth Avenue	High Rise	Mar-05	New York, NY	1900	36	8,495	1,866	1,449	8,494	3,316	11,810	(1,131)	10,679	6,155
240 West 73rd Street, LLC	High Rise	Sep-04	New York, NY	1900	200	68,109	12,140	8,646	68,109	20,786	88,895	(6,290)	82,605	27,704
2484 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1921	23	2,601	1,726	772	2,601	2,498	5,099	(652)	4,447	2,472
2900 on First Apartments	Mid Rise	Oct-08	Seattle, WA	1989	135	19,070	17,518	17,374	19,071	34,891	53,962	(5,106)	48,856	19,337
306 East 89th Street	High Rise	Jul-04	New York, NY	1930	20	2,680	1,006	418	2,681	1,423	4,104	(523)	3,581	2,055
311 & 313 East 73rd Street	Mid Rise	Mar-03	New York, NY	1904	34	5,678	1,609	543	5,678	2,152	7,830	(1,282)	6,548	2,512
322-324 East 61st Street	High Rise	Mar-05	New York, NY	1900	40	6,372	2,224	1,229	6,372	3,453	9,825	(1,368)	8,457	3,780
3400 Avenue of the Arts	Mid Rise	Mar-02	Costa Mesa, CA	1987	770	57,241	65,506	72,777	57,240	138,284	195,524	(71,918)	123,606	113,022
452 East 78th Street	High Rise	Jan-04	New York, NY	1900	12	1,982	608	458	1,982	1,066	3,048	(416)	2,632	1,456
464-466 Amsterdam & 200-210 W. 83rd Street	Mid Rise	Feb-07	New York, NY	1910	72	25,553	7,101	4,506	25,552	11,608	37,160	(3,634)	33,526	19,679
510 East 88th Street	High Rise	Jan-04	New York, NY	1900	20	3,163	1,002	387	3,163	1,389	4,552	(457)	4,095	2,396
514-516 East 88th Street	High Rise	Mar-05	New York, NY	1900	36	6,282	2,168	775	6,282	2,943	9,225	(1,170)	8,055	4,097
707 Leahy	Garden	Apr-07	Redwood City, CA	1973	110	15,444	7,909	4,936	15,444	12,845	28,289	(4,621)	23,668	9,601
865 Bellevue	Garden	Jul-00	Nashville, TN	1972	326	3,562	12,037	28,070	3,562	40,107	43,669	(23,536)	20,133	18,154
Arbours Of Hermitage, The	Garden	Jul-00	Hermitage, TN	1972	350	3,217	12,023	8,376	3,217	20,399	23,616	(10,525)	13,091	9,398
Auburn Glen (5)	Garden	Dec-06	Jacksonville, FL	1974	251	7,670	8,191	4,075	7,670	6,562	14,232	(4,201)	10,031	9,271
Bank Lofts	High Rise	Apr-01	Denver, CO	1920	117	3,525	9,045	2,173	3,525	11,218	14,743	(5,537)	9,206	11,601
Bay Parc Plaza	High Rise	Sep-04	Miami, FL	2000	471	22,680	41,847	6,979	22,680	48,826	71,506	(12,557)	58,949	45,252
Bay Ridge at Nashua	Garden	Jan-03	Nashua, NH	1984	412	3,262	40,713	5,719	3,262	46,432	49,694	(15,956)	33,738	30,740
Bayberry Hill Estates	Garden	Aug-02	Framingham, MA	1971	424	19,944	35,945	12,775	19,944	48,720	68,664	(19,082)	49,582	33,252
Bluffs at Pacifica, The	Garden	Oct-06	Pacifica, CA	1963	64	8,108	4,132	13,692	8,108	17,824	25,932	(7,878)	18,054	5,963
Boston Lofts	High Rise	Apr-01	Denver, CO	1890	158	3,446	20,589	6,072	3,447	26,660	30,107	(12,087)	18,020	16,948
Boulder Creek	Garden	Jul-94	Boulder, CO	1973	221	754	7,730	18,580	755	26,309	27,064	(14,011)	13,053	8,771
Broadcast Center	Garden	Mar-02	Los Angeles, CA	1990	279	29,407	41,244	27,142	29,407	68,386	97,793	(31,926)	65,867	55,083
Broadway Lofts	High Rise	Sep-12	San Diego, CA	1909	84	5,367	14,442	760	5,367	15,202	20,569	(724)	19,845	10,194

Apartment Community Name	Apartment Type	(1) Date Consolidated	Location	Year Built	Apartment Homes	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2013 Land	December 31, 2013 Buildings and Improvements	December 31, 2013 (4) Total	December 31, 2013 Accumulated Depreciation (AD)	December 31, 2013 Total Cost Net of AD	December 31, 2013 Encumbrances
Buena Vista	Mid Rise	Jan-06	Pasadena, CA	1973	92	9,693	6,818	1,499	9,693	8,317	18,010	(2,607)	15,403	10,033
Burke Shire Commons	Garden	Mar-01	Burke, VA	1986	360	4,867	23,617	8,707	4,867	32,324	37,191	(13,704)	23,487	42,239
Calhoun Beach Club	High Rise	Dec-98	Minneapolis, MN	1928	332	11,708	73,334	50,873	11,708	124,207	135,915	(58,397)	77,518	46,590
Canterbury Green	Garden	Dec-99	Fort Wayne, IN	1970	1,988	13,659	73,115	24,041	13,659	97,156	110,815	(54,409)	56,406	50,629
Canyon Terrace	Garden	Mar-02	Saugus, CA	1984	130	7,508	6,601	6,160	7,508	12,761	20,269	(6,305)	13,964	10,091
Casa del Mar at Baymeadows	Garden	Oct-06	Jacksonville, FL	1984	144	5,039	10,562	2,902	5,039	13,464	18,503	(4,092)	14,411	8,820
Cedar Rim	Garden	Apr-00	Newcastle, WA	1980	104	761	5,218	17,029	761	22,247	23,008	(17,854)	5,154	7,479
Center Square	High Rise	Oct-99	Doylestown, PA	1975	350	582	4,190	3,022	582	7,212	7,794	(3,605)	4,189	12,910
Charlesbank Apartment Homes	Mid Rise	Sep-13	Watertown, MA	2012	44	3,399	11,726	23	3,399	11,749	15,148	(114)	15,034	8,500
Chestnut Hall	High Rise	Oct-06	Philadelphia, PA	1923	315	12,338	14,299	6,812	12,338	21,111	33,449	(10,199)	23,250	17,238
Chestnut Hill Village	Garden	Apr-00	Philadelphia, PA	1963	821	6,469	49,316	48,831	6,469	98,147	104,616	(57,443)	47,173	56,368
Chimneys of Cradle Rock	Garden	Jun-04	Columbia, MD	1979	198	2,040	8,108	1,243	2,040	9,351	11,391	(3,382)	8,009	16,156
Colony at Kenilworth	Garden	Oct-99	Towson, MD	1966	383	2,403	18,799	15,903	2,403	34,702	37,105	(21,537)	15,568	23,048
Columbus Avenue	Mid Rise	Sep-03	New York, NY	1880	59	35,527	9,450	4,598	35,527	14,048	49,575	(7,973)	41,602	27,843
Creekside	Garden	Jan-00	Denver, CO	1974	328	3,189	12,698	5,479	3,189	18,177	21,366	(10,358)	11,008	12,424
Crescent at West Hollywood, The	Mid Rise	Mar-02	West Hollywood, CA	1985	130	15,765	10,215	14,427	15,765	24,642	40,407	(16,813)	23,594	23,694
Elm Creek	Mid Rise	Dec-97	Elmhurst, IL	1987	400	5,910	30,830	30,750	5,910	61,580	67,490	(26,139)	41,351	41,472
Evanston Place	High Rise	Dec-97	Evanston, IL	1990	189	3,232	25,546	6,229	3,232	31,775	35,007	(14,147)	20,860	20,628
Farmingdale	Mid Rise	Oct-00	Darien, IL	1975	240	11,763	15,174	10,119	11,763	25,293	37,056	(13,304)	23,752	16,027
Flamingo Towers	High Rise	Sep-97	Miami Beach, FL	1960	1,161	32,239	39,410	240,961	32,239	280,371	312,610	(116,869)	195,741	112,970
Four Quarters Habitat	Garden	Jan-06	Miami, FL	1976	336	2,379	17,199	18,160	2,379	35,359	37,738	(19,850)	17,888	8,644
Foxchase	Garden	Dec-97	Alexandria, VA	1940	2,113	15,496	96,062	32,317	15,496	128,379	143,875	(64,462)	79,413	246,181
Georgetown	Garden	Aug-02	Framingham, MA	1964	207	12,351	13,168	2,038	12,351	15,206	27,557	(5,775)	21,782	9,692
Granada	Mid Rise	Aug-02	Framingham, MA	1958	72	4,577	4,057	867	4,577	4,924	9,501	(2,449)	7,052	3,246
Grand Pointe	Garden	Dec-99	Columbia, MD	1972	325	2,714	16,771	5,401	2,715	22,171	24,886	(10,457)	14,429	15,695
Greens	Garden	Jul-94	Chandler, AZ	2000	324	2,303	713	28,836	2,303	29,549	31,852	(17,513)	14,339	9,377
Heritage Park Escondido	Garden	Oct-00	Escondido, CA	1986	196	1,055	7,565	1,495	1,055	9,060	10,115	(5,391)	4,724	7,236
Heritage Park Livermore	Garden	Oct-00	Livermore, CA	1988	167	1,039	9,170	1,382	1,039	10,552	11,591	(5,920)	5,671	7,468
Heritage Village Anaheim	Garden	Oct-00	Anaheim, CA	1986	196	1,832	8,541	1,513	1,832	10,054	11,886	(5,867)	6,019	8,781
Hidden Cove	Garden	Jul-98	Escondido, CA	1983	334	3,043	17,616	7,508	3,043	25,124	28,167	(12,839)	15,328	29,073
Hidden Cove II	Garden	Jul-07	Escondido, CA	1986	118	12,849	6,530	6,257	12,849	12,787	25,636	(6,137)	19,499	10,864
Hillcreste	Garden	Mar-02	Century City, CA	1989	315	35,862	47,216	24,470	35,862	71,686	107,548	(34,664)	72,884	70,250
Hillmeade	Garden	Nov-94	Nashville, TN	1986	288	2,872	16,070	10,594	2,872	26,664	29,536	(14,712)	14,824	17,073
Horizons West Apartments	Mid Rise	Dec-06	Pacifica, CA	1970	78	8,887	6,377	1,868	8,887	8,245	17,132	(3,011)	14,121	4,807
Hunt Club	Garden	Sep-00	Gaithersburg, MD	1986	336	17,859	13,149	8,445	17,859	21,594	39,453	(9,435)	30,018	—
Hunter's Chase	Garden	Jan-01	Midlothian, VA	1985	320	7,935	7,915	3,113	7,935	11,028	18,963	(4,729)	14,234	15,350
Hunters Glen	Garden	Oct-99	Plainsboro, NJ	1976	896	8,778	47,259	42,658	8,779	89,916	98,695	(63,437)	35,258	64,358
Hyde Park Tower	High Rise	Oct-04	Chicago, IL	1990	155	4,731	14,927	3,373	4,731	18,300	23,031	(4,815)	18,216	14,028
Indian Oaks	Garden	Mar-02	Simi Valley, CA	1986	254	24,523	15,801	5,200	24,523	21,001	45,524	(8,904)	36,620	31,184
Island Club	Garden	Oct-00	Oceanside, CA	1986	592	18,027	28,654	14,010	18,027	42,664	60,691	(23,271)	37,420	61,169
Key Towers	High Rise	Apr-01	Alexandria, VA	1964	140	1,526	7,050	6,262	1,526	13,312	14,838	(8,036)	6,802	10,287
Lakeside	Garden	Oct-99	Lisle, IL	1972	568	5,840	27,937	32,029	5,840	59,966	65,806	(38,230)	27,576	27,808
Lakeside at Vinings Mountain	Garden	Jan-00	Atlanta, GA	1983	220	2,111	11,862	15,823	2,111	27,685	29,796	(18,631)	11,165	14,459
Latrobe	High Rise	Jan-03	Washington, DC	1980	175	3,459	9,103	16,140	3,459	25,243	28,702	(17,149)	11,553	29,452
Lazy Hollow	Garden	Apr-05	Columbia, MD	1979	178	2,429	12,181	326	2,430	12,506	14,936	(6,132)	8,804	13,332
Lincoln Place (5)	Garden	Oct-04	Venice, CA	1951	696	128,332	10,439	242,465	44,197	252,904	297,101	(3,581)	293,520	134,869
Lodge at Chattahoochee, The	Garden	Oct-99	Sandy Springs, GA	1970	312	2,335	16,370	23,999	2,335	40,369	42,704	(25,788)	16,916	21,201
Los Arboles	Garden	Sep-97	Chandler, AZ	1986	232	1,662	9,504	2,847	1,662	12,351	14,013	(6,212)	7,801	7,687
Malibu Canyon	Garden	Mar-02	Calabasas, CA	1986	698	69,834	53,438	32,554	69,834	85,992	155,826	(42,448)	113,378	90,240
Maple Bay	Garden	Dec-99	Virginia Beach, VA	1971	414	2,597	16,141	29,362	2,598	45,502	48,100	(29,535)	18,565	31,143

Apartment Community Name	Apartment Type	(1) Date Consolidated	Location	Year Built	Apartment Homes	(2) Initial Cost: Land	(2) Initial Cost: Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2013: Land	December 31, 2013: Buildings and Improvements	December 31, 2013: (4) Total	December 31, 2013: Accumulated Depreciation (AD)	December 31, 2013: Total Cost Net of AD	December 31, 2013: Encumbrances
Mariners Cove	Garden	Mar-02	San Diego, CA	1984	500	—	66,861	7,545	—	74,406	74,406	(27,789)	46,617	1,904
Meadow Creek	Garden	Jul-94	Boulder, CO	1968	332	1,435	24,533	5,717	1,435	30,250	31,685	(15,049)	16,636	22,643
Merrill House	High Rise	Jan-00	Falls Church, VA	1964	159	1,836	10,831	6,790	1,836	17,621	19,457	(7,737)	11,720	18,514
Monterey Grove	Garden	Jun-08	San Jose, CA	1999	224	34,325	21,939	3,318	34,325	25,257	59,582	(6,919)	52,663	33,438
Oak Park Village	Garden	Oct-00	Lansing, MI	1972	618	10,048	16,771	6,025	10,048	22,796	32,844	(13,482)	19,362	—
Ocean House on Prospect	Mid Rise	Apr-13	La Jolla, CA	1970	60	12,528	18,805	455	12,528	19,260	31,788	(480)	31,308	14,583
Pacific Bay Vistas (5)	Garden	Mar-01	San Bruno, CA	1987	308	28,694	62,460	23,061	22,994	85,520	108,514	(2,482)	106,032	58,108
Pacifica Park	Garden	Jul-06	Pacifica, CA	1977	104	12,970	6,579	3,452	12,970	10,031	23,001	(4,280)	18,721	12,135
Palazzo at Park La Brea, The	Mid Rise	Feb-04	Los Angeles, CA	2002	521	48,362	125,464	21,929	48,362	147,393	195,755	(52,213)	143,542	117,943
Palazzo East at Park La Brea, The	Mid Rise	Mar-05	Los Angeles, CA	2005	611	72,578	136,503	13,319	72,578	149,822	222,400	(50,189)	172,211	122,992
Paradise Palms	Garden	Jul-94	Phoenix, AZ	1985	130	647	3,516	6,452	647	9,968	10,615	(6,693)	3,922	6,026
Park & 12th	Mid Rise	Jul-13	Atlanta, GA	2012	30	2,793	6,662	14	2,793	6,676	9,469	(103)	9,366	6,185
Park Towne Place	High Rise	Apr-00	Philadelphia, PA	1959	959	10,472	47,301	126,690	10,472	173,991	184,463	(44,061)	140,402	—
Parktown Townhouses	Garden	Oct-99	Deer Park, TX	1968	309	2,572	12,051	13,434	2,572	25,485	28,057	(12,418)	15,639	10,180
Parkway	Garden	Mar-00	Willamsburg, VA	1971	148	386	2,834	3,055	386	5,889	6,275	(3,478)	2,797	8,642
Pathfinder Village	Garden	Jan-06	Fremont, CA	1973	246	19,595	14,838	9,664	19,595	24,502	44,097	(8,827)	35,270	18,345
Peachtree Park	Garden	Jan-96	Atlanta, GA	1969	303	4,684	11,713	12,566	4,683	24,280	28,963	(12,092)	16,871	8,155
Peak at Vinings Mountain, The	Garden	Jan-00	Atlanta, GA	1980	280	2,651	13,660	18,412	2,651	32,072	34,723	(21,784)	12,939	15,276
Peakview Place	Garden	Jan-00	Englewood, CO	1975	296	3,442	18,734	985	3,443	19,718	23,161	(12,555)	10,606	12,066
Peppertree	Garden	Mar-02	Cypress, CA	1971	136	8,030	5,225	2,393	8,030	7,618	15,648	(3,733)	11,915	12,654
Pine Lake Terrace	Garden	Mar-02	Garden Grove, CA	1971	111	4,124	6,035	2,216	4,125	8,250	12,375	(3,597)	8,778	9,117
Plantation Gardens	Garden	Oct-99	Plantation, FL	1971	372	3,773	19,443	18,613	3,773	38,056	41,829	(16,587)	25,242	22,637
Post Ridge	Garden	Jul-00	Nashville, TN	1972	150	1,883	6,712	4,587	1,883	11,299	13,182	(6,609)	6,573	5,683
Preserve at Marin	Mid Rise	Aug-11	Corte Madera, CA	1964	126	18,179	30,132	38,133	18,179	68,265	86,444	—	86,444	39,795
Ramblewood	Garden	Dec-99	Wyoming, MI	1973	1,707	8,661	61,082	10,060	8,661	71,142	79,803	(25,852)	53,951	33,314
Ravensworth Towers	High Rise	Jun-04	Annandale, VA	1974	219	3,455	17,157	2,566	3,455	19,723	23,178	(10,593)	12,585	22,352
Reflections	Garden	Sep-00	Virginia Beach, VA	1987	480	15,988	13,684	5,004	15,988	18,688	34,676	(9,086)	25,590	30,374
Remington at Ponte Vedra Lakes	Garden	Dec-06	Ponte Vedra Beach, FL	1986	344	18,795	18,650	4,810	18,795	23,460	42,255	(7,819)	34,436	23,169
River Club,The	Garden	Apr-05	Edgewater, NJ	1998	266	30,579	30,638	3,051	30,579	33,689	64,268	(11,350)	52,918	33,049
Riverloft	High Rise	Oct-99	Philadelphia, PA	1910	184	2,120	11,287	28,203	2,120	39,490	41,610	(15,355)	26,255	15,272
Riverside	High Rise	Apr-00	Alexandria ,VA	1973	1,222	10,493	65,474	86,890	10,492	152,365	162,857	(102,559)	60,298	117,689
Rosewood	Garden	Mar-02	Camarillo, CA	1976	152	12,430	8,060	3,806	12,430	11,866	24,296	(4,720)	19,576	17,230
Royal Crest Estates	Garden	Aug-02	Warwick, RI	1972	492	22,433	24,095	5,316	22,433	29,411	51,844	(15,768)	36,076	35,878
Royal Crest Estates	Garden	Aug-02	Nashua, NH	1970	902	68,230	45,562	9,315	68,231	54,876	123,107	(32,003)	91,104	39,468
Royal Crest Estates	Garden	Aug-02	Marlborough, MA	1970	473	25,178	28,786	6,772	25,178	35,558	60,736	(17,052)	43,684	33,393
Royal Crest Estates	Garden	Aug-02	North Andover, MA	1970	588	51,292	36,807	17,229	51,292	54,036	105,328	(22,860)	82,468	58,306
Runaway Bay	Garden	Oct-00	Lantana, FL	1987	404	5,935	16,052	8,712	5,934	24,765	30,699	(11,783)	18,916	20,647
San Melia	Garden	Mar-12	Phoenix, AZ	1998	488	16,631	55,679	5,018	16,631	60,697	77,328	(3,999)	73,329	31,570
Savannah Trace	Garden	Mar-01	Shaumburg, IL	1986	368	13,960	20,732	4,112	13,960	24,844	38,804	(11,433)	27,371	24,985
Scotchollow	Garden	Jan-06	San Mateo, CA	1971	418	49,475	17,756	11,075	49,474	28,832	78,306	(11,197)	67,109	46,867
Shenandoah Crossing	Garden	Sep-00	Fairfax, VA	1984	640	18,200	57,198	16,755	18,200	73,953	92,153	(39,732)	52,421	64,844
Signal Pointe	Garden	Oct-99	Winter Park, FL	1969	368	2,392	11,358	26,388	2,392	37,746	40,138	(25,480)	14,658	17,884
Signature Point	Garden	Nov-96	League City, TX	1994	304	2,810	17,579	2,795	2,810	20,374	23,184	(8,635)	14,549	8,329
Springwoods at Lake Ridge	Garden	Jul-02	Woodbridge, VA	1984	180	5,587	7,284	3,292	5,587	10,576	16,163	(2,868)	13,295	13,406

Apartment Community Name	Apartment Type	(1) Date Consolidated	Location	Year Built	Apartment Homes	(2) Initial Cost: Land	(2) Initial Cost: Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2013: Land	December 31, 2013: Buildings and Improvements	December 31, 2013: (4) Total	December 31, 2013: Accumulated Depreciation (AD)	December 31, 2013: Total Cost Net of AD	December 31, 2013: Encumbrances
Spyglass at Cedar Cove	Garden	Sep-00	Lexington Park, MD	1985	152	3,241	5,094	2,858	3,241	7,952	11,193	(4,339)	6,854	9,906
Stafford	High Rise	Oct-02	Baltimore, MD	1889	96	562	4,033	4,029	562	8,062	8,624	(5,261)	3,363	4,053
Steeplechase	Garden	Sep-00	Largo, MD	1986	240	3,675	16,111	4,954	3,675	21,065	24,740	(9,981)	14,759	—
Sterling Apartment Homes, The	Garden	Oct-99	Philadelphia, PA	1961	537	8,871	55,365	30,746	8,871	86,111	94,982	(44,305)	50,677	72,940
Stone Creek Club	Garden	Sep-00	Germantown, MD	1984	240	13,593	9,347	6,216	13,593	15,563	29,156	(8,445)	20,711	—
Tamarac Village	Garden	Apr-00	Denver, CO	1979	564	4,224	23,491	8,856	4,223	32,348	36,571	(19,640)	16,931	17,596
Towers Of Westchester Park, The	High Rise	Jan-06	College Park, MD	1972	303	15,198	22,029	8,846	15,198	30,875	46,073	(9,871)	36,202	25,955
Township At Highlands	Town Home	Nov-96	Centennial, CO	1985	161	1,536	9,773	6,406	1,536	16,179	17,715	(9,181)	8,534	15,443
Twin Lake Towers	High Rise	Oct-99	Westmont, IL	1969	399	3,268	18,763	38,188	3,268	56,951	60,219	(39,046)	21,173	32,241
Vantage Pointe	Mid Rise	Aug-02	Swampscott, MA	1987	96	4,748	10,089	984	4,749	11,072	15,821	(3,667)	12,154	5,610
Views at Vinings Mountain, The	Garden	Jan-06	Atlanta, GA	1983	180	610	5,026	12,136	610	17,162	17,772	(14,534)	3,238	—
Villa Del Sol	Garden	Mar-02	Norwalk, CA	1972	120	7,476	4,861	2,465	7,476	7,326	14,802	(3,799)	11,003	11,617
Village in the Woods	Garden	Jan-00	Cypress, TX	1983	530	3,463	15,787	10,256	3,463	26,043	29,506	(16,217)	13,289	18,552
Village of Pennbrook	Garden	Oct-98	Levittown, PA	1969	722	10,240	38,222	13,191	10,240	51,413	61,653	(28,814)	32,839	45,689
Villages of Baymeadows	Garden	Oct-99	Jacksonville, FL	1972	904	4,860	33,956	54,761	4,860	88,717	93,577	(56,918)	36,659	—
Villas at Park La Brea, The	Garden	Mar-02	Los Angeles, CA	2002	250	8,630	48,871	4,909	8,630	53,780	62,410	(21,127)	41,283	23,480
Vista Del Lagos	Garden	Dec-97	Chandler, AZ	1986	200	804	4,951	3,334	804	8,285	9,089	(3,657)	5,432	11,201
Waterford Village	Garden	Aug-02	Bridgewater, MA	1971	588	29,110	28,101	3,145	29,110	31,246	60,356	(19,908)	40,448	38,596
Waterways Village	Garden	Jun-97	Aventura, FL	1994	180	4,504	11,064	4,413	4,504	15,477	19,981	(7,725)	12,256	3,983
Waverly Apartments	Garden	Aug-08	Brighton, MA	1970	103	7,920	11,347	1,808	7,920	13,155	21,075	(3,211)	17,864	12,664
Wexford Village	Garden	Aug-02	Worcester, MA	1974	264	6,349	17,939	1,165	6,349	19,104	25,453	(9,139)	16,314	11,036
Willow Bend	Garden	May-98	Rolling Meadows, IL	1969	328	2,717	15,437	25,531	2,717	40,968	43,685	(27,326)	16,359	18,715
Windrift	Garden	Mar-01	Oceanside, CA	1987	404	24,960	17,590	19,610	24,960	37,200	62,160	(24,444)	37,716	42,602
Windsor Crossing	Garden	Mar-00	Newport News, VA	1978	156	131	2,110	2,944	131	5,054	5,185	(2,680)	2,505	—
Windsor Park	Garden	Mar-01	Woodbridge, VA	1987	220	4,279	15,970	5,040	4,279	21,010	25,289	(8,724)	16,565	18,580
Woods Of Williamsburg	Garden	Jan-06	Williamsburg, VA	1976	125	798	3,657	1,305	798	4,962	5,760	(3,776)	1,984	—
Yacht Club at Brickell	High Rise	Dec-03	Miami, FL	1998	357	31,362	32,214	8,198	31,363	40,411	71,774	(11,061)	60,713	49,106
Yorktown Apartments	High Rise	Dec-99	Lombard, IL	1971	364	3,055	18,162	32,723	3,055	50,885	53,940	(20,295)	33,645	31,516
Total Conventional Apartment Communities					50,344	1,923,523	3,215,827	2,327,334	1,833,694	5,537,450	7,371,144	(2,424,839)	4,946,305	3,941,913
Affordable Apartment Communities:														
All Hallows	Garden	Jan-06	San Francisco, CA	1976	157	1,338	29,770	20,865	1,338	50,635	51,973	(25,568)	26,405	23,289
Arvada House	High Rise	Nov-04	Arvada, CO	1977	88	405	3,314	2,310	405	5,624	6,029	(2,186)	3,843	4,000
Bayview	Garden	Jun-05	San Francisco, CA	1976	146	582	15,265	17,474	582	32,739	33,321	(18,342)	14,979	11,993
Beacon Hill	High Rise	Mar-02	Hillsdale, MI	1980	198	1,094	7,044	6,687	1,093	13,732	14,825	(5,802)	9,023	6,995
Biltmore Towers	High Rise	Mar-02	Dayton, OH	1980	230	1,814	6,411	13,777	1,813	20,189	22,002	(12,276)	9,726	10,401
Butternut Creek	Mid Rise	Jan-06	Charlotte, MI	1980	100	505	3,617	3,847	505	7,464	7,969	(5,299)	2,670	4,051
Carriage House	Mid Rise	Dec-06	Petersburg, VA	1885	118	716	2,886	3,789	716	6,675	7,391	(3,321)	4,070	1,892

Apartment Community Name	Apartment Type	(1) Date Consolidated	Location	Year Built	Apartment Homes	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2013 Land	December 31, 2013 Buildings and Improvements	December 31, 2013 (4) Total	December 31, 2013 Accumulated Depreciation (AD)	December 31, 2013 Total Cost Net of AD	December 31, 2013 Encumbrances
City Line	Garden	Mar-02	Newport News, VA	1976	200	500	2,014	7,686	500	9,700	10,200	(4,431)	5,769	4,526
Copperwood I Apartments	Garden	Apr-06	The Woodlands, TX	1980	150	383	8,373	5,529	383	13,902	14,285	(11,949)	2,336	5,321
Copperwood II Apartments	Garden	Oct-05	The Woodlands, TX	1981	150	459	5,553	3,514	459	9,067	9,526	(5,253)	4,273	5,490
Country Club Heights	Garden	Mar-04	Quincy, IL	1976	200	676	5,715	4,957	675	10,673	11,348	(5,276)	6,072	6,095
Crevenna Oaks	Town Home	Jan-06	Burke, VA	1979	50	355	4,848	368	355	5,216	5,571	(2,636)	2,935	2,803
Fairwood	Garden	Jan-06	Carmichael, CA	1979	86	177	5,264	267	176	5,532	5,708	(3,828)	1,880	1,944
Fountain Place	Mid Rise	Jan-06	Connersville, IN	1980	102	378	2,091	3,038	378	5,129	5,507	(1,419)	4,088	1,007
Friendset Apartments	High Rise	Jan-06	Brooklyn, NY	1979	259	550	16,304	1,540	550	17,844	18,394	(10,087)	8,307	13,099
Hopkins Village	Mid Rise	Sep-03	Baltimore, MD	1979	165	549	5,973	3,613	549	9,586	10,135	(3,455)	6,680	9,100
Hudson Gardens	Garden	Mar-02	Pasadena, CA	1983	41	914	1,548	1,287	914	2,835	3,749	(941)	2,808	3,096
Ingram Square	Garden	Jan-06	San Antonio, TX	1980	120	800	3,136	5,769	800	8,905	9,705	(4,623)	5,082	3,493
Kirkwood House	High Rise	Sep-04	Baltimore, MD	1979	261	1,337	9,358	8,585	1,338	17,942	19,280	(6,655)	12,625	16,000
La Salle	Garden	Oct-00	San Francisco, CA	1976	145	1,866	19,567	17,716	1,866	37,283	39,149	(22,769)	16,380	18,053
La Vista	Garden	Jan-06	Concord, CA	1981	75	581	4,449	4,296	581	8,745	9,326	(2,805)	6,521	5,155
Loring Towers	High Rise	Oct-02	Minneapolis, MN	1975	230	886	7,445	8,262	886	15,707	16,593	(6,631)	9,962	9,891
Loring Towers Apartments	High Rise	Sep-03	Salem, MA	1973	250	187	14,050	7,424	187	21,474	21,661	(7,857)	13,804	11,035
Montblanc Gardens	Town Home	Dec-03	Yauco, PR	1982	128	390	3,859	653	391	4,511	4,902	(2,697)	2,205	—
New Baltimore	Mid Rise	Mar-02	New Baltimore, MI	1980	101	896	2,360	5,211	896	7,571	8,467	(3,348)	5,119	2,067
Newberry Park	Garden	Dec-97	Chicago, IL	1995	84	1,380	7,632	445	1,380	8,077	9,457	(3,466)	5,991	6,946
Northpoint	Garden	Jan-00	Chicago, IL	1921	304	2,510	14,334	16,870	2,510	31,204	33,714	(21,833)	11,881	17,943
Panorama Park	Garden	Mar-02	Bakersfield, CA	1982	66	521	5,520	1,085	521	6,605	7,126	(2,848)	4,278	1,995
Parc Chateau I	Garden	Jan-06	Lithonia, GA	1973	86	592	1,442	326	592	1,768	2,360	(1,732)	628	99
Parc Chateau II	Garden	Jan-06	Lithonia, GA	1974	88	596	2,965	293	596	3,258	3,854	(2,555)	1,299	100
Park Place	Mid Rise	Jun-05	St Louis, MO	1977	242	705	6,327	10,151	705	16,478	17,183	(12,130)	5,053	8,918
Parkways, The	Garden	Jun-04	Chicago, IL	1925	446	3,426	23,257	20,458	3,427	43,714	47,141	(22,403)	24,738	18,797
Pavilion	High Rise	Mar-04	Philadelphia, PA	1976	296	—	15,415	1,905	—	17,320	17,320	(7,504)	9,816	7,475
Pleasant Hills	Garden	Apr-05	Austin, TX	1982	100	1,229	2,631	3,573	1,229	6,204	7,433	(3,061)	4,372	3,048
Plummer Village	Mid Rise	Mar-02	North Hills, CA	1983	75	666	2,647	1,685	667	4,331	4,998	(2,702)	2,296	2,433
Riverwoods	High Rise	Jan-06	Kankakee, IL	1983	125	598	4,931	3,539	598	8,470	9,068	(2,845)	6,223	3,565
Round Barn Manor	Garden	Mar-02	Champaign, IL	1979	156	810	5,134	5,946	810	11,080	11,890	(2,923)	8,967	4,592
San Jose Apartments	Garden	Sep-05	San Antonio, TX	1970	220	234	5,770	11,859	234	17,629	17,863	(7,881)	9,982	4,540
San Juan Del Centro	Mid Rise	Sep-05	Boulder, CO	1971	150	439	7,110	12,822	440	19,931	20,371	(8,834)	11,537	11,998
Shoreview	Garden	Oct-99	San Francisco, CA	1976	156	1,476	19,071	19,256	1,476	38,327	39,803	(24,049)	15,754	19,371
South Bay Villa	Garden	Mar-02	Los Angeles, CA	1981	80	1,352	2,770	3,850	1,352	6,620	7,972	(5,412)	2,560	2,867
St. George Villas	Garden	Jan-06	St. George, SC	1984	40	107	1,025	349	107	1,374	1,481	(1,062)	419	420
Stonegate Apts	Mid Rise	Jul-09	Indianapolis, IN	1920	52	122	1,920	486	122	2,406	2,528	(1,145)	1,383	1,852
Summit Oaks	Town Home	Jan-06	Burke, VA	1980	50	381	4,930	391	382	5,320	5,702	(2,534)	3,168	2,794
Tamarac Pines Apartments I	Garden	Nov-04	Woodlands, TX	1980	144	363	2,775	3,845	363	6,620	6,983	(3,358)	3,625	3,878
Tamarac Pines Apartments II	Garden	Nov-04	Woodlands, TX	1980	156	266	3,195	4,248	266	7,443	7,709	(3,830)	3,879	4,201
Terry Manor	Mid Rise	Oct-05	Los Angeles, CA	1977	170	1,997	5,848	6,754	1,997	12,602	14,599	(9,098)	5,501	6,517
Tompkins Terrace	Garden	Oct-02	Beacon, NY	1974	193	872	6,827	13,782	872	20,609	21,481	(7,952)	13,529	7,126
University Square	High Rise	Mar-05	Philadelphia, PA	1978	442	702	12,201	9,925	702	22,126	22,828	(8,836)	13,992	17,494
Van Nuys Apartments	High Rise	Mar-02	Los Angeles, CA	1981	299	3,576	21,226	21,634	3,576	42,860	46,436	(14,213)	32,223	24,714
Verdes Del Oriente	Garden	Jan-10	San Pedro, CA	1976	113	1,139	7,044	55	1,139	7,099	8,238	(3,151)	5,087	4,984
Villas of Mount Dora (5)	Garden	Jan-10	Mt. Dora, FL	1979	70	322	1,828	290	328	1,585	1,913	(995)	918	1,480
Wah Luck House	High Rise	Jan-06	Washington, DC	1982	153	—	7,772	704	—	8,476	8,476	(2,554)	5,922	6,823
Walnut Hills	High Rise	Jan-06	Cincinnati, OH	1983	198	826	5,608	5,505	826	11,113	11,939	(4,487)	7,452	5,445
Washington Square West	Mid Rise	Sep-04	Philadelphia, PA	1982	132	582	11,169	6,814	582	17,983	18,565	(12,831)	5,734	3,630
Whitefield Place	Garden	Apr-05	San Antonio, TX	1980	80	219	3,151	2,760	219	5,911	6,130	(3,150)	2,980	2,114

Apartment Community Name	Apartment Type	(1) Date Consolidated	Location	Year Built	Apartment Homes	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2013 Land	December 31, 2013 Buildings and Improvements	December 31, 2013 (4) Total	December 31, 2013 Accumulated Depreciation (AD)	December 31, 2013 Total Cost Net of AD	December 31, 2013 Encumbrances
Winter Gardens	High Rise	Mar-04	St Louis, MO	1920	112	300	3,072	4,662	300	7,734	8,034	(2,268)	5,766	3,515
Woodland Hills	Garden	Oct-05	Jackson, MI	1980	125	320	3,875	4,569	321	8,443	8,764	(4,937)	3,827	3,402
Total Affordable Apartment Communities					8,953	46,966	420,636	359,300	46,975	779,400	826,375	(398,033)	428,342	395,872
Other (6)					—	689	15,873	—	689	15,873	16,562	—	16,562	—
Total					59,297	$1,971,178	$3,652,336	$2,686,634	$1,881,358	$6,332,723	$8,214,081	$(2,822,872)	$5,391,209	$4,337,785

(1) Date we acquired the apartment property or first consolidated the partnership which owns the apartment community.

(2) For 2008 and prior periods, costs to acquire the noncontrolling interest's share of our consolidated real estate partnerships were capitalized as part of the initial cost.

(3) Costs capitalized subsequent to consolidation includes costs capitalized since acquisition or first consolidation of the partnership/apartment community.

(4) The aggregate cost of land and depreciable property for federal income tax purposes was approximately $3.7 billion at December 31, 2013.

(5) The current carrying value of the apartment community reflects an impairment loss recognized during the current period or prior periods.

(6) Other includes land parcels and development costs.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Years Ended December 31, 2013, 2012 and 2011
(In Thousands)

	2013	2012	2011
Real Estate			
Balance at beginning of year	$8,333,419	$8,917,137	$9,468,165
Additions during the year:			
Acquisitions	66,058	131,374	44,681
Capital additions	376,038	272,103	207,263
Deductions during the year:			
Casualty and other write-offs (1)	(98,489)	(62,589)	(192,542)
Reclassification of real estate included in sale of asset management business (Note 3)	—	(160,420)	—
Sales	(462,945)	(764,186)	(610,430)
Balance at end of year	$8,214,081	$8,333,419	$8,917,137
Accumulated Depreciation			
Balance at beginning of year	$2,820,765	$2,872,190	$2,934,912
Additions during the year:			
Depreciation	288,666	353,414	382,213
Deductions during the year:			
Casualty and other write-offs (1)	(92,775)	(46,869)	(173,941)
Reclassification of real estate included in sale of asset management business (Note 3)	—	(33,394)	—
Sales	(193,784)	(324,576)	(270,994)
Balance at end of year	$2,822,872	$2,820,765	$2,872,190

(1) Includes the write-off of fully depreciated assets totaling $91.9 million, $38.7 million and $165.9 million, during the years ended December 31, 2013, 2012 and 2011, respectively.